Terms & Conditions of Use

Use of the Dodge & Cox Funds’ web site, owned and operated by Dodge & Cox® and Dodge & Cox Funds (“Funds”) (collectively, “Dodge & Cox Funds”), signifies that you accept the following Terms and Conditions of Use. If you do not agree to these terms, do not use this site.

Dodge & Cox Funds reserves the right, at its discretion, to change, modify, add, or remove portions of these terms at any time. We suggest that you check these terms periodically for changes. The terms can be accessed from the link at the bottom of our web site pages. If you use this web site after we post changes to the terms, you accept the changed terms. Dodge & Cox Funds expressly reserves the right to monitor any and all use of this web site.

NOTE: ACCESSING OR REQUESTING ACCOUNT INFORMATION OR TRANSACTIONS THROUGH THIS SITE CONSTITUTES AND SHALL BE DEEMED TO BE AN ACCEPTANCE OF THE FOLLOWING TERMS AND CONDITIONS.

The accuracy, completeness and timeliness of the Funds’ account information provided is the sole responsibility of the transfer agent, which provides the information. No party which provides a connection between this web site and the Funds or its transfer agency system can verify or ensure the receipt of any information transmitted to or from the Funds or its transfer agent, or the acceptance by, or completion of any transaction with, the Funds.

The on-line acknowledgments or other messages which appear on your screen for transactions entered do not mean that the transactions have been received, accepted or rejected by the Funds. These acknowledgments are only an indication that the transactional information entered by you has either been transmitted to the Funds, or that it cannot be transmitted. It is the responsibility of the Funds to confirm to you that it has received the information and accepted or rejected a transaction. It is the responsibility of the Funds to deliver to you a current prospectus, confirmation statement and any other documents or information required by applicable law.

NO TRANSACTION SHALL BE DEEMED ACCEPTED UNTIL YOU RECEIVE A WRITTEN CONFIRMATION FROM DODGE & COX FUNDS.

You are responsible for reviewing the Funds account statements received by you in the mail to verify the accuracy of all the Funds’ account information provided in the statement and all transactions entered through this site. You are also responsible for promptly notifying the Funds of any errors or inaccuracies relating to information contained in, or omitted from your Funds account statements, including errors or inaccuracies arising from the transactions conducted through this site.

TRANSACTIONS ARE SUBJECT TO ALL REQUIREMENTS, RESTRICTIONS AND FEES AS SET FORTH IN THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION OF THE FUNDS.

Persons Resident Outside the United States

Shares of the Funds are offered only for sale in the United States. While you may obtain prospectuses and other information about our Funds at this web site, our Funds are not registered for sale in any other country. Nothing on this web site should be considered a solicitation to buy or an offer to sell shares of the Funds in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such foreign jurisdiction or the United States.

Privacy Policy

Dodge & Cox Funds expressly reserves the right to monitor any and all use of this web site, but will not release information about this use to any other company, individual, or group.

Dodge & Cox Funds is committed to maintaining the confidentiality, integrity and security of your personal and financial data and consider this information to be privileged and held in confidence between you and Dodge & Cox Funds. We believe that you should be aware of our policies to protect the confidentiality of this information.

We collect nonpublic personal information about you from the information we receive from you on applications and other forms and from transactions you initiate with us. As is common in the investment management industry, we use a third-party transfer agent and a third-party provider of back-end systems for our business who only use your information to process transactions you have requested. Our contracts with these organizations contain a confidentiality clause that prohibits the sale or any other use or dissemination of any of your personal information, except as may be required by law. Only when we have permission from you, do we disclose nonpublic personal information to third parties, such as consultants or accountants. We do not disclose any nonpublic personal information about you, as a current or former shareholder, to anyone, except when we have permission from you or as required by law.

We restrict access to nonpublic personal information about you to those employees and service providers involved in administering and servicing your account(s). We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

Copyright Policy

Dodge & Cox Funds owns and operates this site. All trademarks, service marks, and trade names displayed on this site are proprietary to Dodge & Cox, except as noted below.

Users and other web sites may not copy, reproduce, republish, upload, post, transmit, or distribute in any way material from Dodge & Cox Funds’ web site, except as specifically stated below. Users and other web sites may not copy, modify, or display Dodge & Cox Funds’ name, text, or graphic images in any way without Dodge & Cox Funds’ express written permission except as set forth below. Users and other web sites may not redeliver any of the pages, text, images, or other content of Dodge & Cox Funds’ web site using “framing” technology without Dodge & Cox Funds’ express written permission.

Modification or use of the pages, text, images, or other content from Dodge & Cox Funds’ web site for any other purpose is a violation of Dodge & Cox’s copyrights and other proprietary rights.

•	Individuals may, for personal use, bookmark Dodge & Cox Funds’ home page.

•	Other users and sites may include a link to Dodge & Cox Funds’ web site:

In a simple list of companies, by pointing to Dodge & Cox Funds’ homepage (www.dodgeandcox.com).

In a list of companies that offers descriptions along with links, provided that such users and sites provide the following statement when linking to Dodge & Cox Funds’ homepage:

Established in 1930, San Francisco-based Dodge & Cox provides professional investment management services to individuals, retirement funds, and tax-exempt institutions through mutual funds and separate accounts.

This limited authorization entitles other users and sites to link to Dodge & Cox Funds’ homepage (www.dodgeandcox.com) only. Linking to other content within Dodge & Cox Funds’ web site is prohibited without Dodge & Cox Funds’ express written permission. The Terms and Conditions of Use expressly prohibit the framing of Dodge & Cox Funds’ content in any way or any other activity that may create a misimpression or confusion among users with respect to sponsorship or affiliation. Any site offering a link to Dodge & Cox Funds’ web site must deliver Dodge & Cox Funds’ homepage address (www.dodgeandcox.com).

Ownership of Other Materials

Trademarks

•	Adobe®, Acrobat®, Acrobat® Reader, and the Acrobat logo are trademarks of Adobe Systems Incorporated.

•	CFA® is a trademark of the CFS Institute.

•	Firefox® is a trademark of Mozilla Corporation.

•	Lehman Brothers® is a trademark of Lehman Brothers, Inc.

•	Microsoft® and Internet Explorer® are trademarks of Microsoft Corporation.

•	Moody’s® is a trademark of Moody’s Investors Services, Inc.

•	NASDAQ® is a registered service/trademark of The Nasdaq Stock Market, Inc.

•	Netscape Navigator® is a trademark of Netscape Communications Corporation in the United States and other countries.

•	Standard & Poor’’s®, S&P®, Standard & Poor’s 500, S&P 500®, and 500 are trademarks of The McGraw-Hill Companies, Inc.

Copyrights

•	Some digital images ©1997 PhotoDisc, Inc.

Third-Party Content

Dodge & Cox Funds and its agents are in no way responsible for the content of any site owned by a third party that may be linked to Dodge & Cox Funds’ web site via hyperlink, whether such hyperlink is provided by Dodge & Cox Funds or by a third party.

DISCLAIMERS

THERE ARE NO IMPLIED OR EXPRESSED WARRANTIES ON THE MATERIALS IN THIS SITE; THE MATERIALS ARE PROVIDED “AS IS.” DODGE & COX FUNDS AND ITS AGENTS DISCLAIM, TO THE FULLEST EXTENT UNDER APPLICABLE LAW, ANY WARRANTY OF ANY KIND, WHETHER EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER RELATING TO THIS SERVICE, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NONINFRINGEMENT. USE OF THIS SERVICE IS AT YOUR OWN RISK. DODGE & COX FUNDS AND ITS AGENTS INTEND THAT THE INFORMATION CONTAINED IN THIS SERVICE BE ACCURATE AND RELIABLE; HOWEVER, ERRORS SOMETIMES OCCUR. DODGE & COX FUNDS AND ITS AGENTS DO NOT WARRANT THAT THE FUNCTIONS CONTAINED IN THE MATERIALS WILL BE UNINTERRUPTED OR ERROR-FREE, THAT DEFECTS WILL BE CORRECTED, OR THAT THIS SITE OR THE SERVERS THAT MAKE IT AVAILABLE ARE FREE FROM VIRUSES OR OTHER HARMFUL COMPONENTS. DODGE & COX FUNDS AND ITS AGENTS DO NOT WARRANT OR REPRESENT THAT THE MATERIALS IN THIS SITE ARE CORRECT, ACCURATE, OR RELIABLE. YOU (AND NOT DODGE & COX FUNDS AND ITS AGENTS) ASSUME THE ENTIRE COST OF ALL NECESSARY SERVICING, REPAIR, OR CORRECTION OF YOUR PROPERTY OR OPERATIONS AS A RESULT OF USING THIS WEB SITE. BY USING DODGEANDCOX.COM, YOU ACCEPT AT YOUR OWN RISK THAT THE INTERNET AND ONLINE COMMUNICATIONS MEDIUM MAY NOT PERFORM AS INTENDED DESPITE THE EFFORTS OF DODGE & COX FUNDS, YOUR INTERNET SERVICE PROVIDER, AND YOU. REFERENCE TO A FUND OR SECURITY ANYWHERE ON THIS WEB SITE IS NOT A

RECOMMENDATION TO BUY, SELL, OR HOLD THAT OR ANY OTHER SECURITY. IF YOU LIVE IN A STATE THAT DOES NOT ALLOW DISCLAIMERS OF IMPLIED WARRANTIES, OUR DISCLAIMER MAY NOT APPLY TO YOU.

Limitation of Liability

Dodge & Cox Funds and its agents are not liable under any circumstances--including, but not limited to, negligence—for any special or consequential damages that may result from the use of, or the inability to use, the materials on this site, even if Dodge & Cox Funds and its agents have been advised of the possibility of such damages. Dodge & Cox Funds and its agents are not liable for damages or injury, including, but not limited to, damages or injury caused by any performance, failure of performance, error, omission, interruption, deletion, defect, delay in operation or transmission, computer virus, communications line failure, theft or destruction or unauthorized access to, alteration of, or use of information, whether resulting, in whole or in part, from breach of contract, tortious behavior, negligence, or otherwise. If you live in a state that does not allow the limitation or exclusion of liability or incidental or consequential damages, the above limitation or exclusion may not apply to you.

In no event shall Dodge & Cox Funds’ and its agents’ total liability to you for damages, losses, and causes of action—whether in contract, tort (including, but not limited to, negligence), or otherwise—exceed the amount paid by you, if any, for accessing Dodge & Cox Funds’ web site.

Jurisdictional Issues and Applicable Law

Unless otherwise specified, Dodge & Cox Funds controls and operates this site from its offices in San Francisco, California, United States of America. Dodge & Cox and its representatives may only transact business in states where they are registered, excluded or exempted from state registration requirements.

Dodge & Cox Funds does not claim that materials in this site are appropriate or available for use in locations other than California. If you choose to access this site from other locations, you do so on your own initiative, and you are responsible for compliance with any applicable local laws.

The laws of the State of California govern these terms. If you take legal action relating to these terms, you agree to file such action only in the Superior Court—Unlimited Jurisdiction, County of San Francisco, or the United States District Court for the Northern District of California, and you consent and submit to the personal jurisdiction of those courts for the purposes of litigating any such action.

Termination

Either party may terminate this agreement at any time by destroying:

•	All materials obtained from dodgeandcox.com.

•	All related documentation, copies, and installations, whether or not made under these terms.

Dodge & Cox Funds will terminate this agreement immediately without notice if, in Dodge & Cox Funds’ sole discretion, you fail to comply with any term or provision of this agreement. Upon termination, you must destroy all materials obtained from this site and all copies of those materials, whether or not they were made under these terms.

Integration and Severability

If any provision of these terms is deemed unlawful, void, or for any reason unenforceable, then that provision will be deemed severable from these terms and will not affect the validity and enforceability of the remaining provisions. The preceding terms and conditions of use represent the entire agreement between Dodge & Cox Funds and the user relating to the subject matter herein.

Terms and Conditions as of: June 8, 2006

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

January 2006

DODGE & COX FUNDS

2005 Tax Reports – Information to Shareholders

Enclosed are 2005 tax reports for your investments in Dodge & Cox Funds. Additional information, including 2005 transaction detail and total shares owned at year-end, can be found in the December 31, 2005 Account Statement(s) that you received earlier this month. Please note that we are required to report all dividend and redemption information to the Internal Revenue Service.

Form 1099-DIV

Dividends and capital gain distributions paid to you during 2005 are listed in the enclosed Form 1099-DIV. You must report all distributions you received to the IRS whether you received them in cash or reinvested them in Fund shares. Each mutual fund’s name and distribution amount (not the name of the mutual fund family) must be reported on your tax returns. Failure to report these distributions on your federal and state income tax returns may result in tax penalties and withholding of tax from future distributions and redemptions. (Dividends and capital gains received in your IRA are not included on your Form 1099-DIV, since income received in an IRA is not taxable as long as it remains in the IRA.)

Ordinary Income Dividends: Income dividends paid to you are reported in Box 1a of your Form 1099-DIV. For income tax purposes, short-term capital gain distributions are treated as ordinary income, and have been included in the total in Box 1a. The portion of the amount in Box 1a that is attributable to qualified dividends is shown in Box 1b of your Form 1099-DIV. Qualified dividends are eligible for a lower federal tax rate than other ordinary income. Please refer to the IRS instructions for Line 9b of Form 1040 (or the IRS instructions for Line 9b of Form 1040A) for information about reporting qualified dividends. Dividends paid by Dodge & Cox International Stock Fund include pass-through of foreign taxes paid, which are reported in Box 6 of your Form 1099-DIV. If you hold shares in Dodge & Cox International Stock Fund, additional instructions for reporting foreign taxes paid are enclosed.

Long-Term Capital Gains: Long-term capital gain distributions are reported in Box 2a of your Form 1099-DIV, and generally must be reported on Schedule D (Line 13, column (f)) of your 2005 Form 1040 federal income tax return. (Note: if you do not have to file Schedule D, your capital gain distributions should be reported on Line 13 of Form 1040, or on Line 10 of Form 1040A.) Long-term capital gains are also generally taxable for state income tax purposes. You should consult your state’s tax regulations for specific requirements on reporting long-term capital gains on your state income tax return.

Form 1099-B

If you sold shares of a Dodge & Cox Fund during 2005, your enclosed 2005 tax report includes Form 1099-B, which reports the gross proceeds from each sale you made during 2005. Any sale of shares should be reported on Schedule D of your federal and state income tax returns along with the appropriate cost of shares sold. Each mutual fund’s name and sales proceeds (not the name of the mutual fund family) must be reported on your tax return. Remember to include reinvested dividends and reinvested capital gain distributions in your total cost basis.

If you sold shares in 2005 and your account is eligible, your Average Cost Accounting Statement is also enclosed. This statement may assist you with your cost basis calculations. In general, you may use this statement for tax reporting if you elect the Average Cost Single Category method, and you did not report

535398	-over-	1/06 D&C 1099LTR

any earlier sales using a different cost basis method. If you received an Average Cost Accounting Statement that shows a loss on a December sale, some or all of that loss may be disallowed due to wash sale rules if you purchase additional shares in January 2006. If that is the case, a revised Average Cost Accounting Statement will be sent to you in mid-to-late February.

Selected State Tax Information

U.S. Government Interest: Depending on your state’s personal income tax laws, you may be entitled to declare a portion of your 2005 ordinary income dividends (Box 1a of Form 1099-DIV) as tax-exempt income on your state personal income tax return. However, some states do not allow the “pass-through” of this exempt interest income unless the percentage of U.S. government obligations held by the Fund exceeds certain thresholds or unless other requirements are met. You should consult your state’s tax regulations to determine the availability of exemptions.

The following table shows the percentages of total ordinary income dividends that were attributable to interest on direct U.S. government obligations:

% of Income Attributable to Direct U.S. Government Obligations
Dodge & Cox Stock Fund	4.0%
Dodge & Cox International Stock Fund	0.2%
Dodge & Cox Balanced Fund	16.5%
Dodge & Cox Income Fund	20.7%

Florida Intangibles Tax: All or a portion of Florida shareholders’ mutual fund investment(s) may be subject to the Florida Intangibles Tax. Because Dodge & Cox Funds is organized as a trust, the portion of each Fund (if any) invested in direct U.S. government obligations is exempt from the Intangibles Tax. At December 31, 2005, the percentages of each Fund’s net asset value invested in direct U.S. government obligations were:

% of 12/31/05 Net Asset Value Invested in Direct U.S. Government Obligations
Dodge & Cox Stock Fund	2.3%
Dodge & Cox International Stock Fund	0.0%
Dodge & Cox Balanced Fund	13.0%
Dodge & Cox Income Fund	31.5%

Other Information

We hope that this information will help you prepare your federal and state income tax returns. However, it is not intended to be a complete discussion covering all of your tax requirements. If you have questions about reporting your taxable income, you should consult with your personal tax advisor or refer to the IRS (www.irs.gov) and state instructions for preparing income tax returns. Additional year-end information regarding tax reporting can be found on the Funds’ web site at www.dodgeandcox.com. If you have any questions concerning your account, please call a customer service representative at 1-800-621-3979.

Balanced Fund

Overview | Characteristics | Risks | Manager Biographies

The Dodge & Cox Balanced Fund is closed to new investors.

Objectives:

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy:

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage and quality of the business franchise are weighed against valuation in selecting individual securities.

Fixed-Income Securities: The Fund primarily invests in a diversified portfolio of investment-grade fixed-income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed-income securities.

Benefits:

•	A simple way to own a broadly diversified portfolio of stocks and fixed-income securities.

•	Low expenses, no sales charges, no distribution fees

Fund Facts
Fund Inception Date	June 26, 1931
Total Net Assets (as of 9/30/06)	$26.0 billion
Expense Ratio (as of 6/30/06, annualized)	0.53%
2005 Portfolio Turnover Rate	18%
Ticker Symbol	DODBX
CUSIP	256201104
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

*	The Dodge & Cox Balanced Fund is closed to new investors.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Balanced Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

Dodge & Cox’s Investment Policy Committee (ten members, average tenure at Dodge & Cox of 23 years) is responsible for determining the asset allocation of the Fund and managing the stock portion of the portfolio. Dodge & Cox’s Fixed-Income Strategy Committee (nine members, average tenure at Dodge & Cox of 17 years) is responsible for the day-to-day investment management of the fixed-income portion of the Fund. The Committees work together in setting the duration of the fixed-income portfolio and in approving new types of securities and proposed investments in issues rated below A. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

John A. Gunn - Chief Investment Officer and Chief Executive Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Harry R. Hagey - Chairman. Mr. Hagey graduated from Williams College in 1963 and received an M.B.A. degree from Northwestern University in 1966. He joined Dodge & Cox in 1967. He is a Trustee of the Dodge & Cox Funds. Mr. Hagey is a former Chairman of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - Co-Director of the Research Department and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis - Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

Fixed-Income Strategy Committee

James H. Dignan - Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA® designation.

Thomas S. Dugan - Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed-income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Dana Morton Emery - Executive Vice President and Manager of the Fixed-Income Department. Ms Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

John A. Gunn - See Investment Policy Committee (above).

Peter C. Lambert - Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - See Investment Policy Committee (above).

Kent E. Radspinner - Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA designation.

Larissa M. Roesch - Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and and holds the CFA designation.

Robert B. Thompson - Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed-income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’

prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Balanced Fund Characteristics	as of September 30, 2006

Overview | Characteristics | Risks | Manager Biographies

Standardized returns as of September 30, 2006
	1 Year	3 Years	5Years	10 Years	20 Years
Balanced Fund	10.78%	12.92%	11.37%	11.97%	12.54%
Combined Index(a)	7.95%	8.73%	6.37%	8.06%	10.31%

General Information
Net Asset Value Per Share	$86.51
Total Net Assets (billions)	$26.0
Expense Ratio (as of 6/30/06, annualized)	0.53%
2005 Portfolio Turnover Rate	18%
30-Day SEC Yield(b)	2.55%
Fund Inception Date	1931

Stock Portfolio (63.0% of Fund)

Stock Characteristics	Fund
Number of Stocks	87
Median Market Capitalization (billions)	$23
Price-to-Earnings Ratio(c)	14.6x
Foreign Stocks(d) (% of Fund)	10.3%

Five Largest Sectors	% of Fund
Consumer Discretionary	14.3
Health Care	11.1
Financials	9.8
Information Technology	9.0
Energy	5.8

Fixed-Income Portfolio (32.4% of Fund)

Fixed-Income Characteristics	Fund
Number of Fixed Income Securities	312
Average Maturity	6.3 Years
Effective Duration	3.9 Years

Credit Quality (f)	% of Fund
U.S. Gov’t. & Gov’t. Agencies	20.9
Aaa	0.0	(g)
Aa	1.0
A	1.6
Baa	4.7
Ba	3.0
B	1.2
Average Quality	Aa

Asset Allocation

Ten Largest Stocks(e)	% of Fund
Hewlett-Packard Co.	2.6
Comcast Corp. Class A	2.4
Pfizer, Inc.	2.1
News Corp. Class A	1.9
Chevron Corp.	1.7
McDonald’s Corp.	1.6
Sony Corp. ADR (Japan)	1.6
Time Warner, Inc.	1.6
Cardinal Health, Inc.	1.6
Union Pacific Corp.	1.5

Sector Diversification	% of Fund
U.S. Treasury & Government Agency	6.3
Mortgage-Related Securities	14.6
Corporate	11.5

(a)	The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d)	Foreign stocks are U.S. dollar-denominated.
(e)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(f)	Credit Quality Ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Agency securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(g)	Rounds to 0.0%.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

RMM @ Work | | rmm@dodgeandcox.com

Balanced Fund Risks

Overview | Characteristics | Risks | Manager Biographics

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

Equity Securities

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Fixed-Income Securities

•	Fixed-income securities’ prices decline due to rising interest rates.

•	A fixed-income security issuer’s financial condition deteriorates, or it fails to repay interest and principal in a timely manner.

•	Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•	Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the US Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the US government would provide support, and the Fund’s performance could be adversely impacted.

•	The return of principal for the fixed-income holdings is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying holdings.

The Fund’s balance between stocks and fixed-income securities could limit its potential for capital appreciation relative to an all-stock fund.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Balanced Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Contacting Dodge & Cox Funds

Need to speak with a Dodge & Cox Funds representative?

Dodge & Cox Funds representatives are available at 1-800-621-3979, Monday through Friday, 9:00 am to 8:00 pm Eastern Time.

Need information on your account?

Shareholders can visit the Account Access area of this site anytime to view their account balances, transaction history, tax information, or to order a duplicate statement.

Interested in learning more about Dodge & Cox Funds?

Explore the mutual fund section of this web site, or download a report or prospectus from the Forms & Literature section. You may also request literature by using the Order Forms & Literature form or by calling 1-800-621-3979.

What about email?

Unlike the Account Access section of our web site, email communications are not encrypted for security. Consequently, Dodge & Cox Funds does not offer email services. If you have general comments or questions about this site please contact a representative at 1-800-621-3979, Monday through Friday, 9:00 am to 8:00 pm Eastern Time.

Where do I send transaction requests, applications and other forms?

Transaction requests, applications, other forms and general comments can be mailed to:

Regular mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, MA 02266-8422

Express mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

30 Dan Road

Canton, MA 02021-2809

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Balanced Fund

Established 1931

(Closed to New Investors)

Third Quarter Report

September 30, 2006

2006

Balanced Fund

www.dodgeandcox.com

For Fund literature, transactions and account

information, please visit the Funds’ web site.

or write or call:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

Investment Manager

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of  September 30, 2006, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

09/06 BF QR        Printed on recycled paper

To Our Shareholders

The Dodge & Cox Balanced Fund had a total return of 4.3% for the third quarter of 2006, compared to 4.9% for the Combined Index1. For the nine months ended September 30, 2006, the Fund had a total return of 8.5%, compared to 6.3% for the Combined Index. At quarter end, the Fund’s net assets of $26.0 billion were invested in 63.0% stocks, 32.4% fixed-income securities and 4.6% cash.

Third Quarter Performance Review

Both the stock and bond markets were strong in the third quarter, and while the Balanced Fund performed well on an absolute basis, it did lag the Combined Index by 0.6%. The equity portion of the Fund underperformed the S&P 500’s return of 5.7%, and the fixed-income portion of the Fund trailed the 3.8% return posted by the LBAG.

Equity Portfolio

Key detractors from the portfolio’s relative performance were areas that rose strongly, just not as much as the corresponding S&P 500 sectors. For example, the portfolio’s Financial holdings (up 4%) underperformed those in the S&P 500 (up 8%). The portfolio’s Health Care stocks performed well on an absolute basis (up 8%), but lagged the return of the S&P 500’s Health Care sector (up 10%).

The equity portfolio benefited from its investments in the Information Technology sector, which returned 10% (e.g., Hewlett-Packard up 16%) compared to 8% for those in the S&P 500. There were also a number of individual holdings which significantly contributed to or detracted from third quarter results. Some of the portfolio’s largest positions, such as Pfizer (up 22%) and Comcast (up 13%) helped results, while other large positions, like Sanofi-Aventis (down 9%) and Sony (down 8%), hurt. Baker Hughes (down 17%) was the weakest absolute performer during the third quarter.

As always, we focus our efforts on understanding the opportunities and risks facing each of the companies in the portfolio over a three-to-five year investment horizon. We encourage shareholders to focus on the long term as well, and not concentrate on short-term results.

Fixed-Income Portfolio

During the quarter the following factors affected relative performance:

•	The portfolio’s shorter effective duration[2] (4.0 years versus 4.8 years for the LBAG at the beginning of the quarter) detracted from relative returns as U.S. Treasury yields declined by approximately 40 to 50 basis points (1 basis point equals 1/100th of 1%).

•	Issuer-specific corporate performance was generally positive. Solid returns from Ford Motor Credit (FMCC), General Motors

Acceptance Corp. (GMAC), Liberty Media, UnumProvident and Xerox (among others) were offset somewhat by poor performance from HCA after the company agreed to be acquired by a private equity consortium in a leveraged buyout (LBO) transaction.

Investment Strategy

Equity Portfolio

As we have discussed in the past, equity valuations have compressed across the equity market over the past few years, resulting in a different set of investment opportunities to consider. By early 2000, with equity valuations at all-time highs, investors had become unreasonably optimistic, bidding up stock prices of certain companies to levels which implicitly incorporated expectations for future growth that even the ablest of management teams would be unable to satisfy. Leading companies with excellent business franchises and good prospects for long-term growth turned out to be poor investments because of their excessive valuations.

As valuations have decreased and the range of valuations has narrowed across the market since 2000, our equity investment team (30 portfolio managers and analysts) has invested in a growing number of these “leading” companies as many no longer trade at large premiums to the market. We have been selectively increasing the Fund’s exposure to these companies, many of which are found in: 1) areas of traditional growth, such as Information Technology (e.g., Hewlett-Packard and Dell), Media (e.g., Comcast and Time Warner) and Health Care (e.g., Sanofi-Aventis and GlaxoSmithKline), which collectively represent 42.6% of the equity portfolio; 2) mega-capitalization stocks which represent dominant business franchises (e.g., Exxon Mobil and Wal-Mart); and 3) multi-national businesses based in the U.S. and abroad that, over time, should increasingly benefit from the expansion of the global economy (e.g., Avon and Matsushita).

When evaluating a prospective investment, a company’s long-term earnings outlook and its valuation are equally important. A company with favorable growth prospects does not necessarily make its stock a good investment—valuation must be considered as well. So, when the valuation of a company’s stock changes, we change how we speak of it as an investment. Our job as managers of your wealth is to take a daily assessment of valuation in relation to the fundamental outlook for each of the Fund’s holdings. We also compare these holdings to alternatives that we don’t currently own on your behalf.

Fixed-Income Portfolio

We also invest the Fund’s fixed-income assets with a three-to-five year investment horizon, and seek a high and stable rate of current income, consistent with the long-term preservation of capital. We continually focus on this long-term horizon by asking ourselves whether current positioning is appropriate given changes in valuations and/or fundamental conditions in the economy, markets, or specific companies. The recent decline in interest rates, which

2 / Dodge & Cox Balanced Fund

adversely affected the Fund’s relative performance, makes this topic a particularly timely one.

As the recent moderation of economic growth in the U.S., “spillover” concerns from a weakened housing market and lower oil prices drove interest rates approximately 0.5% lower during the quarter, we considered the investment implications of these changes. As we look forward, we believe economic growth is likely to remain reasonably strong over the intermediate term. Many factors support this expectation, including: the state of the U.S. corporate sector (high profitability and record cash balances), prospects for higher external demand, gains in personal income (up over 9% year-over-year), and ongoing job creation. In our view, these factors will outweigh the drag from a slowing residential housing market. We believe that core inflation remains a concern, given the recent acceleration in wage and labor costs (notably muted in this recovery until now), large trade and current account deficits (which put pressure on the U.S. dollar and import prices), the lagged “pass-through” effects on non-energy goods from still-elevated oil prices, and a moderate economic slowdown that is unlikely to create significant excess capacity.

Given this economic backdrop, and the existing low level of nominal and real long-term interest rates, we expect long-dated interest rates to rise. Furthermore, today’s flat yield curve provides little yield incentive for owning these longer-duration bonds. In light of these factors, we continue to hold a relatively high proportion of short and intermediate bonds, maintaining the portfolio’s defensive duration positioning (3.9 years versus 4.6 years for the LBAG as of quarter end).

In Closing

Over longer time periods, the Fund’s equity portfolio has made a larger contribution to the Fund’s total returns. That being said, the greater historic volatility of the stock market—and this quarter’s unusually strong fixed-income contribution—serve as a reminder of the benefits of investing in a diversified portfolio of stocks and bonds and focusing on the long term.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Balanced Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

Harry R. Hagey, Chairman	John A. Gunn, President

October 30, 2006

Growth of $10,000 Over 10 Years

For an investment made on September 30, 1996

Average Annual Total Return

for periods ended September 30, 2006

	1 Year	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	10.78%	11.37%	11.97%	12.54%
Combined Index	7.95	6.37	8.06	10.31
S&P 500	10.79	6.97	8.59	11.74
Lehman Brothers Aggregate Bond Index (LBAG)	3.67	4.81	6.42	7.45

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.; Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

[1]	The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index (S&P 500) and 40% of the Lehman Brothers Aggregate Bond Index (LBAG). The Fund may, however, invest up to 75% of its total assets in stocks.
[2]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

Dodge & Cox Balanced Fund / 3

Fund Information	September 30, 2006

General Information

Net Asset Value Per Share	$86.51
Total Net Assets (billions)	$26.0
30-Day SEC Yield(a)	2.55%
Expense Ratio (annualized, as of June 30, 2006)	0.53%
2005 Portfolio Turnover Rate	18%
Fund Inception	1931

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose ten members’ average tenure at Dodge & Cox is 23 years, and by the Fixed-Income Strategy Committee, whose nine members’ average tenure is 17 years.

Asset Allocation

Stock Portfolio (63.0% of Fund)

Number of Stocks	87
Median Market Capitalization (billions)	$23
Price-to-Earnings Ratio(b)	14.6x
Foreign Stocks(c) (% of Fund)	10.3%

Five Largest Sectors	% of Fund
Consumer Discretionary	14.3
Health Care	11.1
Financials	9.8
Information Technology	9.0
Energy	5.8

Ten Largest Stock Holdings(d)	% of Fund
Hewlett-Packard Co.	2.6
Comcast Corp. Class A	2.4
Pfizer, Inc.	2.1
News Corp. Class A	1.9
Chevron Corp.	1.7
McDonald’s Corp.	1.6
Sony Corp. ADR (Japan)	1.6
Time Warner, Inc.	1.6
Cardinal Health, Inc.	1.6
Union Pacific Corp.	1.5

Fixed-Income Portfolio (32.4% of Fund)

Number of Fixed-Income Securities	312
Average Maturity	6.3 years
Effective Duration	3.9 years
Credit Quality(e)	% of Fund
U.S. Government & Government Agencies	20.9
Aaa	0.0	(f)
Aa	1.0
A	1.6
Baa	4.7
Ba	3.0
B	1.2
Average Quality	Aa

Sector Diversification	% of Fund
U.S. Treasury & Government Related	6.3
Mortgage-Related Securities	14.6
Corporate	11.5

Five Largest Corporate Fixed-Income Issuers(d)	% of Fund
Ford Motor Credit Co.	1.0
Time Warner, Inc. (AOL Time Warner)	0.8
GMAC	0.7
Xerox Corp.	0.7
HCA, Inc.	0.6

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(e)	Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Agency securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(f)	Rounds to 0.0%.

4 / Dodge & Cox Balanced Fund

Portfolio of Investments (unaudited)	September 30, 2006

COMMON STOCKS: 63.0%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 14.3%
AUTOMOBILES & COMPONENTS: 0.4%
Honda Motor Co., Ltd. ADR(b) (Japan)	2,863,300	$96,292,779

CONSUMER DURABLES & APPAREL: 3.8%
Koninklijke Philips Electronics NV (Netherlands)	928,000	32,489,280
Matsushita Electric Industrial Co., Ltd. ADR(b) (Japan)	18,008,200	380,513,266
Nike, Inc., Class B	1,007,000	88,233,340
Sony Corp. ADR(b) (Japan)	10,293,600	415,449,696
Thomson ADR(b) (France)	1,900,000	29,849,000
VF Corp.	614,779	44,848,128

		991,382,710
CONSUMER SERVICES: 1.6%
McDonald’s Corp.	10,869,850	425,228,532

MEDIA: 6.7%
Comcast Corp., Class A(a)	16,681,716	614,721,235
Discovery Holdings Co., Series A(a)	396,378	5,731,626
EchoStar Communications Corp.(a)	2,345,365	76,787,250
Interpublic Group of Companies, Inc.(a)	6,817,000	67,488,300
Liberty Capital, Series A(a)	683,129	57,089,090
News Corp., Class A	25,007,900	491,405,235
Time Warner, Inc.	22,784,600	415,363,258

		1,728,585,994
RETAILING: 1.8%
Federated Department Stores, Inc.	3,448,272	148,999,833
Gap, Inc.	7,002,800	132,703,060
Genuine Parts Co.	2,945,750	127,050,198
Liberty Interactive, Series A(a)	2,697,300	54,970,974
Sherwin-Williams Co.	400	22,312

		463,746,377

		3,705,236,392
CONSUMER STAPLES: 2.4%
FOOD & STAPLES RETAILING: 1.4%
Wal-Mart Stores, Inc.	7,418,300	365,870,556

FOOD, BEVERAGE & TOBACCO: 0.7%
Unilever NV(b) (Netherlands)	6,863,500	168,430,290

HOUSEHOLD & PERSONAL PRODUCTS: 0.3%
Avon Products, Inc.	2,767,700	84,857,682

		619,158,528
ENERGY: 5.8%
Baker Hughes, Inc.	3,202,117	218,384,379
Chevron Corp.	6,786,802	440,191,978
ConocoPhillips	3,366,600	200,413,698
Exxon Mobil Corp.	2,500,000	167,750,000
Occidental Petroleum Corp.	2,925,000	140,721,750
Royal Dutch Shell PLC ADR(b) (United Kingdom)	3,116,127	213,080,764
Schlumberger, Ltd.	2,174,597	134,890,252

		1,515,432,821

	SHARES	VALUE
FINANCIALS: 9.8%
BANKS: 2.5%
Golden West Financial Corp.	3,025,700	$233,735,325
Wachovia Corp.	5,309,500	296,270,100
Wells Fargo & Co.	3,121,900	112,950,342

		642,955,767
DIVERSIFIED FINANCIALS: 2.3%
Capital One Financial Corp.	3,640,800	286,385,328
Citigroup, Inc.	6,480,900	321,906,303

		608,291,631
INSURANCE: 4.5%
Aegon NV(b) (Netherlands)	9,988,470	187,483,582
Chubb Corp.	3,384,224	175,844,279
Genworth Financial, Inc., Class A	2,448,000	85,704,480
Loews Corp.	5,167,500	195,848,250
MBIA, Inc.	805,168	49,469,522
Safeco Corp.	1,410,200	83,103,086
St. Paul Travelers Companies, Inc.	6,652,900	311,954,481
UnumProvident Corp.	3,795,400	73,592,806

		1,163,000,486
REAL ESTATE: 0.5%
Equity Office Properties Trust	3,456,000	137,410,560

		2,551,658,444
HEALTH CARE: 11.1%
HEALTH CARE EQUIPMENT & SERVICES: 4.5%
Becton, Dickinson & Co.	1,317,900	93,135,993
Cardinal Health, Inc.	6,141,400	403,735,636
HCA, Inc.	6,803,800	339,441,582
Health Management Associates, Inc.	3,054,400	63,836,960
WellPoint, Inc.(a)	3,523,000	271,447,150

		1,171,597,321
PHARMACEUTICALS & BIOTECHNOLOGY: 6.6%
Bristol-Myers Squibb Co.	6,050,550	150,779,706
GlaxoSmithKline PLC ADR(b) (United Kingdom)	3,875,400	206,287,542
Pfizer, Inc.	19,436,367	551,215,368
Sanofi-Aventis ADR(b) (France)	8,450,000	375,771,500
Schering-Plough Corp.	5,527,150	122,094,744
Thermo Electron Corp.(a)	3,335,850	131,198,980
Wyeth	3,366,800	171,168,112

		1,708,515,952

		2,880,113,273

Dodge & Cox Balanced Fund / 5

Portfolio of Investments (unaudited)	September 30, 2006

COMMON STOCKS (continued)

	SHARES	VALUE
INDUSTRIALS: 5.6%
CAPITAL GOODS: 2.4%
American Power Conversion Corp.	3,504,720	$76,963,651
General Electric Co.	4,700,000	165,910,000
Masco Corp.	3,151,000	86,400,420
Tyco International, Ltd.	8,065,600	225,756,144
Volvo AB ADR(b) (Sweden)	1,029,700	61,473,090

		616,503,305
COMMERCIAL SERVICES & SUPPLIES: 0.4%
Pitney Bowes, Inc.	2,606,650	115,657,061

TRANSPORTATION: 2.8%
FedEx Corp.	3,225,250	350,520,170
Union Pacific Corp.	4,373,700	384,885,600

		735,405,770

		1,467,566,136
INFORMATION TECHNOLOGY: 9.0%
SOFTWARE & SERVICES: 2.2%
BMC Software, Inc.(a)	3,044,295	82,865,710
Computer Sciences Corp.(a)	3,916,400	192,373,568
Compuware Corp.(a)	6,938,700	54,052,473
Electronic Data Systems Corp.	10,083,700	247,252,324

		576,544,075
TECHNOLOGY, HARDWARE & EQUIPMENT: 6.8%
Avaya, Inc.(a)	9,335,100	106,793,544
Dell, Inc.(a)	8,057,900	184,042,436
Hewlett-Packard Co.	18,450,031	676,931,637
Hitachi, Ltd. ADR(b) (Japan)	1,430,000	83,326,100
Kyocera Corp. ADR(b) (Japan)	16,700	1,428,518
Motorola, Inc.	8,427,700	210,692,500
NCR Corp.(a)	2,231,850	88,113,438
Sun Microsystems, Inc.(a)	28,086,400	139,589,408
Xerox Corp.(a)	18,304,050	284,811,018

		1,775,728,599

		2,352,272,674
MATERIALS: 3.5%
Akzo Nobel NV ADR(b) (Netherlands)	3,527,051	216,878,366
Alcoa, Inc.	2,275,650	63,809,226
Cemex SAB de CV ADR(b) (Mexico)	1,000,700	30,101,056
Dow Chemical Co.	8,520,259	332,119,696
International Paper Co.	2,372,900	82,173,527
Nova Chemicals Corp.(b) (Canada)	1,442,870	44,310,538
Rohm and Haas Co.	2,810,700	133,086,645

		902,479,054
TELECOMMUNICATION SERVICES: 0.6%
Vodafone Group PLC ADR(b) (United Kingdom)	6,825,350	156,027,501

		156,027,501
UTILITIES: 0.9%
Duke Energy Corp.	5,410,800	163,406,160
FirstEnergy Corp.	1,245,100	69,551,286

		232,957,446

TOTAL COMMON STOCKS (Cost $11,496,675,268)		16,382,902,269

FIXED-INCOME SECURITIES: 32.4%

	PAR VALUE	VALUE
U.S. TREASURY AND GOVERNMENT RELATED: 6.3%
U.S. TREASURY: 5.3%
U.S. Treasury Notes
3.50%, 11/15/06	$28,500,000	$28,451,008
2.875%, 11/30/06	113,000,000	112,620,433
3.125%, 1/31/07	400,000,000	397,531,200
3.375%, 2/15/08	200,000,000	196,226,600
3.75%, 5/15/08	350,000,000	344,544,900
3.625%, 7/15/09	307,000,000	299,073,260

		1,378,447,401
GOVERNMENT RELATED: 1.0%
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds 9.75%, 11/15/14	4,086,630	4,440,083
Small Business Administration (504)
Series 96-20L, 6.70%, 12/1/16	2,779,830	2,865,378
Series 97-20F, 7.20%, 6/1/17	4,312,867	4,489,562
Series 97-20I, 6.90%, 9/1/17	5,756,773	5,971,836
Series 98-20D, 6.15%, 4/1/18	7,907,868	8,091,602
Series 98-20I, 6.00%, 9/1/18	3,462,514	3,535,463
Series 99-20F, 6.80%, 6/1/19	5,409,310	5,632,038
Series 00-20D, 7.47%, 4/1/20	14,490,306	15,272,557
Series 00-20E, 8.03%, 5/1/20	6,143,042	6,598,618
Series 00-20G, 7.39%, 7/1/20	9,020,457	9,526,138
Series 00-20I, 7.21%, 9/1/20	5,866,617	6,200,788
Series 01-20E, 6.34%, 5/1/21	14,002,640	14,504,485
Series 01-20G, 6.625%, 7/1/21	10,734,390	11,227,179
Series 03-20J, 4.92%, 10/1/23	21,690,842	21,386,517
Series 05-20F, 4.57%, 6/1/25	46,370,013	44,469,028
Series 05-20K, 5.36%, 11/1/25	37,697,559	37,872,547
Series 06-20D, 5.64%, 4/1/26	52,785,000	53,933,607

		256,017,426

		1,634,464,827
MORTGAGE-RELATED SECURITIES: 14.6%
FEDERAL AGENCY CMO & REMIC: 1.5%
Dept. of Veterans Affairs
Trust 1995-1A 1, 7.212%, 2/15/25	1,364,724	1,419,095
Trust 1995-2C 3A, 8.793%, 6/15/25	747,869	808,839
Fannie Mae
Trust 1992-4H, 7.50%, 2/25/07	125,366	125,306
SMBS I-1, 6.50%, 4/1/09	42,273	42,309
Trust 2003-37 HA, 5.00%, 7/25/13	15,040,798	14,987,114
Trust (GN) 1994-13J, 7.00%, 6/17/22	284,187	283,813
Trust 1993-207 G, 6.15%, 4/25/23	3,809,123	3,817,528
Trust 2002-73 PM, 5.00%, 12/25/26	23,689,588	23,540,507
Trust 2002-33 A1, 7.00%, 6/25/32	6,162,920	6,360,979
Trust 2005-W4 1A2, 6.50%, 8/25/35	39,886,590	40,908,728
Trust 2001-T7 A1, 7.50%, 2/25/41	6,050,404	6,278,637
Trust 2001-T8 A1, 7.50%, 7/25/41	6,593,814	6,841,440
Trust 2001-W3 A, 7.00%, 9/25/41	2,528,610	2,594,513
Trust 2002-W6 2A1, 7.00%, 6/25/42	6,266,230	6,455,905
Trust 2002-W8 A2, 7.00%, 6/25/42	6,724,781	6,916,904
Trust 2003-W2 1A1, 6.50%, 7/25/42	13,038,471	13,305,478

6 / Dodge & Cox Balanced Fund

Portfolio of Investments (unaudited)	September 30, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Fannie Mae (continued)
Trust 2003-W2 1A2, 7.00%, 7/25/42	$5,386,370	$5,514,616
Trust 2003-W4 4A, 7.50%, 10/25/42	7,949,058	8,258,687
Trust 2004-T1 1A2, 6.50%, 1/25/44	11,671,564	11,926,408
Trust 2004-W2 5A, 7.50%, 3/25/44	30,576,896	32,022,578
Freddie Mac
Series 1236 H, 7.25%, 4/15/07	235,184	235,661
Series 1512 I, 6.50%, 5/15/08	1,197,497	1,195,904
Series 1539 PL, 6.50%, 5/15/08	106,241	106,060
Series 2100 GS, 6.50%, 12/15/13	10,043,145	10,280,220
Series 2430 UC, 6.00%, 9/15/16	17,151,568	17,303,718
Series 1078 GZ, 6.50%, 5/15/21	1,324,090	1,342,876
Series (GN) 16 PK, 7.00%, 8/25/23	15,237,268	15,563,702
Series 2550 QP, 5.00%, 3/15/26	11,434,005	11,388,798
Series T-48 1A4, 5.538%, 7/25/33	98,133,419	97,693,290
Series T-051 1A, 6.50%, 9/25/43	635,664	647,343
Series T-59 1A1, 6.50%, 10/25/43	38,441,874	39,054,230

		387,221,186
FEDERAL AGENCY MORTGAGE PASS-THROUGH: 13.1%
Fannie Mae, 10 Year
6.00%, 1/1/12-10/1/14	36,221,286	36,557,377
Fannie Mae, 15 Year
5.50%, 1/1/14-12/1/19	283,872,000	284,983,093
6.00%, 12/1/13-6/1/19	570,787,749	577,758,616
6.50%, 1/1/13-11/1/18	206,578,480	210,950,407
7.00%, 12/1/07-11/1/18	21,791,072	22,393,226
7.50%, 9/1/15-8/1/17	68,460,076	71,004,494
Fannie Mae, 20 Year
6.50%, 1/1/22	10,827,362	11,015,447
Fannie Mae, 30 Year
3.854%, 6/1/34	69,608,645	67,374,829
4.766%, 1/1/35	12,984,227	12,875,116
4.843%, 8/1/35	13,893,706	13,763,465
5.00%, 3/1/34	273,188,193	263,431,999
5.041%, 7/1/35	152,212,473	151,447,608
5.066%, 7/1/35	59,085,681	58,829,643
5.318%, 1/1/36	62,635,071	62,563,063
5.50%, 6/1/33	60,852,040	60,120,527
6.00%, 4/1/35-6/1/35	423,437,347	426,539,492
6.50%, 12/1/32	225,694,215	230,761,942
7.50%, 9/1/07-7/1/19	206,956	208,517
8.00%, 1/1/09	88,889	89,595
Fannie Mae Multifamily DUS
Pool 555728, 4.019%, 8/1/13	424,704	399,548
Pool 555162, 4.834%, 1/1/13	17,690,542	17,399,690
Pool 555316, 4.874%, 2/1/13	5,908,102	5,825,187
Pool 760762, 4.89%, 4/1/12	16,115,000	15,640,097
Pool 735387, 4.925%, 4/1/15	13,972,713	13,749,250
Pool 555148, 4.968%, 1/1/13	4,741,315	4,694,695
Pool 555806, 5.105%, 10/1/13	3,688,751	3,672,486
Pool 461628, 5.32%, 4/1/14	10,599,087	10,637,474
Pool 462086, 5.355%, 11/1/15	28,769,446	28,960,229
Pool 545316, 5.636%, 12/1/11	5,170,633	5,268,996
Pool 323350, 5.65%, 11/1/08	2,010,231	2,012,549

	PAR VALUE	VALUE
Fannie Mae Multifamily DUS (continued)
Pool 545387, 5.878%, 1/1/12	$8,065,417	$8,302,964
Pool 545258, 5.937%, 11/1/11	1,208,522	1,245,045
Pool 380735, 5.965%, 10/1/08	20,268,641	20,381,206
Pool 545685, 6.016%, 4/1/12	30,474,119	31,361,960
Pool 323492, 6.02%, 1/1/09	4,334,524	4,371,001
Freddie Mac, 30 Year
8.00%, 2/1/08-11/1/10	131,514	132,198
8.25%, 2/1/17	11,376	11,387
8.75%, 5/1/10	33,043	33,857
Freddie Mac Gold, 15 Year
5.50%, 8/1/14-1/1/17	37,219,961	37,403,939
6.00%, 10/1/13-10/1/18	179,719,733	181,467,669
6.50%, 7/1/14-3/1/18	79,414,193	81,022,432
7.00%, 5/1/08-4/1/15	2,988,052	3,014,323
7.75%, 7/25/21	1,493,242	1,561,386
Freddie Mac Gold, 30 Year
3.806%, 5/1/34	24,468,153	23,781,511
4.813%, 10/1/35	36,613,759	36,324,620
5.00%, 8/1/33	105,196,330	101,606,505
5.397%, 11/1/35	67,394,368	67,513,702
6.50%, 9/1/18-4/1/33	132,737,479	135,746,950
7.47%, 3/17/23	476,464	492,439
8.50%, 1/1/23	107,235	111,675
Ginnie Mae, 30 Year
7.50%, 1/15/08-10/15/25	5,779,730	5,992,016
7.97%, 4/15/20-1/15/21	2,557,753	2,698,709

		3,415,506,151
PRIVATE LABEL CMO & REMIC SECURITIES: 0.0%(e)
Union Planters Mortgage Finance Corp. 7.70%, 12/25/24	4,771,237	4,921,566

		3,807,648,903
CORPORATE: 11.5%
FINANCIALS: 2.8%
BankAmerica Capital II(c) 8.00%, 12/15/26, callable 2006	17,355,000	18,099,651
BankAmerica Capital VI(c) 5.625%, 3/8/35	10,000,000	9,273,160
BankAmerica Capital XI(c) 6.625%, 5/23/36	15,000,000	15,824,610
Boston Properties, Inc.
6.25%, 1/15/13	49,070,000	50,935,298
5.625%, 4/15/15	29,500,000	29,481,120
5.00%, 6/1/15	2,890,000	2,757,387
CIGNA Corp.
7.00%, 1/15/11	14,705,000	15,518,569
6.375%, 10/15/11	17,820,000	18,444,840
7.65%, 3/1/23	9,745,000	10,881,277
7.875%, 5/15/27	12,970,000	15,197,857
8.30%, 1/15/33	9,050,000	10,787,157
Citicorp Capital I(c) 7.933%, 2/15/27, callable 2007	16,440,000	17,179,208
Citigroup, Inc. (First Nationwide) 10.00%, 10/1/06	4,945,000	4,945,000

Dodge & Cox Balanced Fund / 7

Portfolio of Investments (unaudited)	September 30, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
EOP Operating Limited Partnership(f)
8.10%, 8/1/10	$10,000,000	$10,858,780
7.00%, 7/15/11	40,675,000	43,056,847
6.75%, 2/15/12	19,933,000	20,927,856
5.875%, 1/15/13	41,205,000	41,684,915
4.75%, 3/15/14	15,000,000	14,188,380
HSBC Holdings PLC 6.50%, 5/2/36	23,000,000	24,415,834
JPMorgan Chase (Bank One) Capital III(c) 8.75%, 9/1/30	23,760,000	31,093,833
Kaupthing Bank 7.125%, 5/19/16(d)	65,000,000	68,326,635
Safeco Corp.
4.875%, 2/1/10	15,131,000	14,974,258
7.25%, 9/1/12	13,672,000	14,969,145
St. Paul Travelers Companies, Inc.
8.125%, 4/15/10 (St. Paul)	19,885,000	21,657,092
5.00%, 3/15/13 (Travelers)	10,250,000	10,010,980
5.50%, 12/1/15	9,160,000	9,041,451
6.25%, 6/20/16	22,000,000	22,939,290
UnumProvident Corp.
7.625%, 3/1/11	15,330,000	16,355,025
6.85%, 11/15/15(d) (Unum Finance plc)	10,200,000	10,467,719
7.19%, 2/1/28 (Unum)	8,500,000	8,119,829
7.25%, 3/15/28 (Provident Companies)	12,130,000	12,414,497
6.75%, 12/15/28 (Unum)	27,430,000	26,551,444
7.375%, 6/15/32	19,470,000	20,246,444
Wellpoint, Inc. 5.25%, 1/15/16	72,210,000	70,751,214

		732,376,602
INDUSTRIALS: 7.7%
AT&T Corp.
7.30%, 11/15/11	27,972,000	30,318,375
8.00%, 11/15/31	97,500,000	119,169,862
Comcast Corp.
5.30%, 1/15/14	63,050,000	61,401,116
5.85%, 11/15/15	26,500,000	26,492,474
5.90%, 3/15/16	22,880,000	22,890,548
6.50%, 1/15/17	27,500,000	28,705,627
Cox Communications, Inc.
5.45%, 12/15/14	75,530,000	72,958,430
5.50%, 10/1/15	15,265,000	14,709,629
Dillard’s, Inc.
6.30%, 2/15/08	6,000,000	6,000,000
7.85%, 10/1/12	14,000,000	14,455,000
7.13%, 8/1/18	10,831,000	10,614,380
7.875%, 1/1/23	8,860,000	8,727,100
7.75%, 7/15/26	50,000	48,125
7.75%, 5/15/27	550,000	530,750
7.00%, 12/1/28	15,486,000	14,150,333
Dow Chemical Co.
4.027%, 9/30/09(d)	33,950,000	32,680,100
6.00%, 10/1/12	5,800,000	5,996,997
7.375%, 11/1/29	35,170,000	41,069,381
Electronic Data Systems Corp. 6.50%, 8/1/13	44,885,000	45,532,511

	PAR VALUE	VALUE
Federated Department Stores, Inc. (May Department Stores)
7.625%, 8/15/13	$5,900,000	$6,443,974
7.45%, 10/15/16	9,300,000	10,078,875
8.50%, 6/1/19	3,339,000	3,934,177
7.875%, 3/1/30	14,335,000	16,199,310
6.90%, 1/15/32	54,484,000	55,795,375
6.70%, 7/15/34	13,025,000	12,958,182
8.125%, 8/15/35, callable 2015	12,825,000	13,859,311
7.875%, 8/15/36, callable 2016	10,440,000	11,153,250
Ford Motor Credit Co.
7.375%, 2/1/11	124,555,000	119,551,377
7.25%, 10/25/11	137,315,000	129,498,481
GMAC
7.75%, 1/19/10	13,145,000	13,468,945
6.875%, 9/15/11	173,670,000	172,749,896
HCA, Inc.
8.75%, 9/1/10	27,750,000	28,027,500
7.875%, 2/1/11	23,798,000	22,756,838
6.95%, 5/1/12	14,090,000	12,346,363
6.30%, 10/1/12	11,400,000	9,647,250
6.25%, 2/15/13	47,740,000	39,862,900
6.75%, 7/15/13	27,400,000	23,187,250
5.75%, 3/15/14	20,420,000	16,029,700
6.50%, 2/15/16	22,000,000	17,600,000
Hess Corp. (Amerada Hess) 7.875%, 10/1/29	26,780,000	31,646,756
Hewlett-Packard Co. 5.50%, 7/1/07	21,210,000	21,229,492
Lafarge SA 6.50%, 7/15/16	27,590,000	28,507,643
Liberty Media Corp.
8.50%, 7/15/29	32,630,000	33,165,099
4.00%, 11/15/29, exchangeable	18,975,000	12,594,656
8.25%, 2/1/30	4,440,000	4,431,861
3.75%, 2/15/30, exchangeable	35,755,000	22,257,488
Lockheed Martin Corp.
7.65%, 5/1/16	18,500,000	21,489,841
7.75%, 5/1/26	8,500,000	10,423,984
6.15%, 9/1/36(d)	7,000,000	7,335,279
Raytheon Co. 6.75%, 8/15/07	20,476,000	20,697,673
Time Warner, Inc. (AOL Time Warner)
7.625%, 4/15/31	101,940,000	112,610,060
7.70%, 5/1/32	79,490,000	88,769,504
Wyeth
6.95%, 3/15/11 (American Home Products)	7,950,000	8,453,664
5.50%, 3/15/13	24,500,000	24,612,871
5.50%, 2/1/14	70,724,000	70,857,951
Xerox Corp.
7.125%, 6/15/10	18,425,000	19,162,000
6.875%, 8/15/11	135,655,000	139,724,650
6.40%, 3/15/16	10,000,000	9,950,000
7.20%, 4/1/16	10,100,000	10,605,000

		1,990,125,164

8 / Dodge & Cox Balanced Fund

Portfolio of Investments (unaudited)	September 30, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
TRANSPORTATION: 1.0%
Burlington Northern Santa Fe Railway
4.30%, 7/1/13	$7,320,000	$6,884,233
8.251%, 1/15/21	1,413,117	1,660,497
4.967%, 4/1/23	14,736,700	14,436,468
5.72%, 1/15/24	27,550,000	28,219,465
5.629%, 4/1/24	31,540,000	32,225,676
5.342%, 4/1/24	20,600,000	20,611,124
Consolidated Rail Corp. 6.76%, 5/25/15, callable 2005	3,911,184	4,124,539
CSX Transportation, Inc. 9.75%, 6/15/20	5,351,000	7,216,626
FedEx Corp. 6.72%, 1/15/22	5,545,032	5,964,791
Norfolk Southern Corp.
7.70%, 5/15/17	13,000,000	15,188,173
9.75%, 6/15/20	7,389,000	10,049,587
Union Pacific Corp.
6.125%, 1/15/12	15,720,000	16,277,635
6.50%, 4/15/12	3,550,000	3,749,148
5.375%, 5/1/14	2,935,000	2,928,238
4.875%, 1/15/15	8,320,000	8,020,754
6.33%, 1/2/20	36,315,663	38,108,567
5.866%, 7/2/30	36,924,000	38,795,194

		254,460,715

		2,976,962,481

TOTAL FIXED-INCOME SECURITIES (Cost $8,411,796,658)		8,419,076,211

SHORT-TERM INVESTMENTS: 4.3%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$25,806,935	$25,806,935
State Street Repurchase Agreement 4.75%, 10/2/06, maturity value $946,856,649 (collateralized by U.S. Treasury Securities, value $965,420,585, 4.875%-8.75%, 5/31/11-8/15/20)	946,482,000	946,482,000
United States Treasury Bills
12/28/06	75,000,000	74,131,000
3/29/07	75,000,000	73,204,406

TOTAL SHORT-TERM INVESTMENTS (Cost $1,119,624,341)		1,119,624,341

TOTAL INVESTMENTS (Cost $21,028,096,267)	99.7%	25,921,602,821
OTHER ASSETS LESS LIABILITIES	0.3%	63,235,856

TOTAL NET ASSETS	100.0%	$25,984,838,677

(a)	Non-income producing
(b)	Security issued by a foreign entity, denominated in U.S. dollars
(c)	Cumulative preferred security
(d)	Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of September 30, 2006, all such securities in total represented $118,809,733 or 0.5% of total net assets.
(e)	Rounds to 0.0%
(f)	EOP Operating LP is the operating partnership of Equity Office Properties Trust.

When two issuers are identified, the first name refers to the acquirer/successor obligor or guarantor, and the second name (within the parentheses) refers to the original issuer of the instrument.

ADR: American Depository Receipt

CMO: Collateralized Mortgage Obligation

REMIC: Real Estate Mortgage Investment Conduit

Dodge & Cox Balanced Fund / 9

Notes to Portfolio of Investments (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange-listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Fixed-income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and electronic data processing techniques. Under certain circumstances, fixed-income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and electronic data processing techniques. Valuations of fixed-income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At September 30, 2006, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $4,893,506,554, of which $5,034,325,959 represented appreciated securities and $140,819,405 represented depreciated securities.

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and semi-annual report.

10 / Dodge & Cox Balanced Fund

THIS PAGE INTENTIONALLY LEFT BLANK

Dodge & Cox Balanced Fund / 11

Officers and Trustees

Harry R. Hagey, Chairman & Trustee

Chairman, Dodge & Cox

John A. Gunn, President & Trustee

Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, Vice President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

John M. Loll, Treasurer & Asst. Secretary

Vice President & Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary & Asst. Treasurer

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

David H. Longhurst, Assistant Treasurer

Fund Administration and Accounting Senior Manager, Dodge & Cox

Income Fund

Established 1989

Third Quarter Report

September 30, 2006

2006

Income Fund

www.dodgeandcox.com

For Fund literature, transactions and account

information, please visit the Funds’ web site.

or write or call:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

Investment Manager

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of September 30, 2006, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

09/06 IF QR       Printed on recycled paper

To Our Shareholders

The Dodge & Cox Income Fund had a total return of 3.4% for the third quarter of 2006, compared to 3.8% for the Lehman Brothers Aggregate Bond Index (LBAG). For the nine months ended September 30, 2006, the Fund returned 3.5% compared to 3.1% for the LBAG. At quarter end, the Fund’s net assets were $11.0 billion with a cash position of 1.9%.

Market Commentary

The U.S. bond market (measured by the LBAG) posted the highest quarterly return since the third quarter of 2002. For example, the price of the 10-year U.S. Treasury rose 3.8% as its yield fell 51 basis points. Bond prices rose largely in response to slowing U.S. economic activity and a pause in the Federal Reserve’s tightening of monetary policy. The cooling housing market has captured much attention, as the median home sale price declined in August by 1.7% from a year earlier (the first year-over-year price decline in over ten years). However, market activity in general remains well above levels seen before the 2003-2005 boom period. Despite the softer housing market, other economic indicators remain positive, evidenced by a solid labor market (as the unemployment rate fell to 4.7% in August), continued expansion of the manufacturing and service sectors, and moderate retail sales growth.

The Federal Reserve’s Federal Open Market Committee (FOMC) met twice during the quarter and left the Fed Funds rate unchanged at 5.25%. Previously, the FOMC had raised rates 17 consecutive times by 0.25% each time. Over time, the FOMC believes that “inflation pressures are likely to moderate” due in part to receding energy prices and the cumulative effect of previous Fed Funds rate increases; however, they remain concerned about core inflation in the near term. Headline inflation (as measured by year-over-year CPI) rose 3.8% (through August), compared to 3.6% a year earlier and core (ex-food and energy) CPI rose 2.8% versus 2.1% a year ago.

Corporate bonds (measured by the Lehman Corporate Index) generated a 4.5% return, their best quarterly return in over three years, as corporate profits and cash flow persisted in the face of increasing cost pressures, and balance sheets and cash positions were generally strong. The slightly shorter-duration1 Mortgage-Backed Securities (MBS) sector, measured by the Lehman MBS Index, returned 3.6% but still performed well compared to similar-duration alternatives.

Third Quarter Performance Review

The primary cause of the Fund’s relative underperformance was the Fund’s shorter duration position (approximately 85% of the LBAG’s duration at the beginning of the quarter), which resulted in lower price gains for the Fund from the general decline in interest rates.

On the other hand, issuer-specific corporate performance was generally a positive contributor to relative performance; the Fund’s holdings of Ford Motor Credit (FMCC), General Motors Acceptance Corp. (GMAC), Liberty Media, UnumProvident and Xerox performed well. This benefit was offset somewhat by the Fund’s HCA holdings, which declined significantly in price after the company announced it had agreed to be acquired by a private equity consortium in a leveraged buyout (LBO) transaction. In addition, the Fund’s overweighting of the Corporate and MBS sectors added to relative returns as both sectors outperformed comparable-duration Treasuries. Nevertheless, these positives were outweighed by the significant negative effect of the Fund’s duration positioning.

Investment Strategy

During the quarter we added one new corporate issuer to the Fund—Lafarge SA, a global building materials manufacturer based in France—and we adjusted several issuers’ target weightings. The Fund’s Corporate weighting was 33.4% at quarter end (representing a 0.5% increase), versus 19.4% for the LBAG. Within the Mortgage sector, we added seasoned 30-year pass-throughs and “hybrid ARM” (adjustable rate mortgage) securities. The Fund’s Mortgage weighting was 44.0% at quarter end, roughly unchanged from last quarter but significantly higher than the LBAG’s MBS weighting of 34.9%.

We invest the Fund’s assets with a three-to-five year investment horizon and seek a high and stable rate of current income, consistent with the long-term preservation of capital. We continually focus on this long-term horizon by asking ourselves whether current positioning is appropriate given changes in valuations and/or fundamental conditions in the economy, markets, or specific companies. The recent decline in interest rates, which adversely affected the Fund’s relative performance, makes this topic a particularly timely one.

2 / Dodge & Cox Income Fund

As the recent moderation of economic growth in the U.S., “spillover” concerns from a weakened housing market, and lower oil prices drove interest rates approximately 0.5% lower during the quarter, we considered the investment implications of these changes. As we look forward, we believe economic growth is likely to remain reasonably strong over the intermediate term. Many factors support this expectation, including: the state of the U.S. corporate sector (high profitability and record cash balances), prospects for higher external demand, gains in personal income (up over 9% year-over-year), and ongoing job creation. In our view, these factors will outweigh the drag from a slowing residential housing market. We believe that core inflation remains a concern, given the recent acceleration in wage and labor costs (notably muted in this recovery until now), large trade and current account deficits (which put pressure on the U.S. dollar and import prices), the lagged “pass-through” effects on non-energy goods from still-elevated oil prices, and a moderate economic slowdown that is unlikely to create significant excess capacity.

Given this economic backdrop, and the existing low level of nominal and real long-term interest rates, we expect long-dated interest rates to rise. Furthermore, today’s flat yield curve provides little yield incentive for owning these longer-duration bonds. In light of these factors, we continue to hold a relatively high proportion of short and intermediate bonds, maintaining the Fund’s defensive duration positioning (3.9 years versus 4.6 years for the LBAG as of quarter end).

In Closing

Thank you for your confidence in the Dodge & Cox Income Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

Harry R. Hagey, Chairman	Dana M. Emery, Vice President

October 30, 2006

Growth of $10,000 Over 10 Years

For an investment made on September 30, 1996

Average Annual Total Return

for periods ended September 30, 2006

	1 Year	5 Years	10 Years
Dodge & Cox Income Fund	4.08%	5.25%	6.68%
Lehman Brothers Aggregate Bond Index (LBAG)	3.67	4.81	6.42

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed-income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

[1]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

Dodge & Cox Income Fund / 3

Fund Information	September 30, 2006

General Information

Net Asset Value Per Share	$12.51
Total Net Assets (billions)	$11.0
30-Day SEC Yield(a)	5.23%
Expense Ratio (annualized, as of June 30, 2006)	0.44%
2005 Portfolio Turnover Rate	24%
Fund Inception	1989

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed-Income Strategy Committee, whose nine members’ average tenure at Dodge & Cox is 17 years, and by the Investment Policy Committee, whose 13 members’ (for fixed-income decisions) average tenure at Dodge & Cox is 22 years.

Portfolio Characteristics	Fund	LBAG
Number of Fixed-Income Securities	382	6,938
Average Maturity (years)	6.2	7.1
Effective Duration (years)	3.9	4.6

Five Largest Corporate Issuers(c)	Fund
Ford Motor Credit Co.	3.0%
Time Warner, Inc. (AOL Time Warner)	2.2
GMAC	2.1
Xerox Corp.	1.9
HCA, Inc.	1.7

Credit Quality(d)	Fund	LBAG
U.S. Government & Government Agencies	64.5%	71.0%
Aaa	0.5	7.8
Aa	2.8	5.3
A	4.7	8.3
Baa	13.5	7.6
Ba	8.3	0.0
B	3.8	0.0
Cash Equivalents	1.9	0.0

Average Quality	Aa	AA+

Asset Allocation

Sector Diversification	Fund	LBAG
U.S. Treasury & Government Related	20.7%	36.1%
Mortgage-Related Securities	44.0	34.9
Asset-Backed Securities/CMBS(b)	0.0	5.9
Corporate	33.4	19.4
Foreign Government Related	0.0	3.7
Cash Equivalents	1.9	0.0

Maturity Diversification	Fund	LBAG
0-1 Years to Maturity	7.3%	0.0%
1-5	53.8	42.9
5-10	26.9	45.1
10-15	1.7	3.2
15-20	1.2	2.4
20-25	5.3	3.4
25 and Over	3.8	3.0

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. In calculating average quality for the Fund, the investment manager assigns ratings to U.S. Government and Government Agency securities that are higher than the ratings assigned to securities rated Aaa. Lehman Brothers’ methodology assigns the same ratings to these three categories of securities. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

4 / Dodge & Cox Income Fund

Portfolio of Investments (unaudited)	September 30, 2006

FIXED-INCOME SECURITIES: 98.1%

	PAR VALUE	VALUE
U.S. TREASURY AND GOVERNMENT RELATED: 20.7%
U.S. TREASURY: 18.0%
U.S. Treasury Notes
3.125%, 1/31/07	$300,000,000	$298,148,400
6.625%, 5/15/07	240,000,000	242,334,480
3.00%, 11/15/07	475,000,000	465,351,800
3.125%, 10/15/08	125,000,000	121,250,000
3.25%, 1/15/09	400,000,000	387,937,600
3.625%, 7/15/09	335,000,000	326,350,300
3.375%, 9/15/09	150,000,000	144,925,800

		1,986,298,380
GOVERNMENT RELATED: 2.7%
Small Business Administration (504)
Series 91-20K, 8.25%, 11/1/11	562,760	586,088
Series 92-20B, 8.10%, 2/1/12	324,950	338,855
Series 92-20C, 8.20%, 3/1/12	941,879	984,427
Series 92-20D, 8.20%, 4/1/12	626,670	654,109
Series 92-20G, 7.60%, 7/1/12	1,081,193	1,122,631
Series 92-20H, 7.40%, 8/1/12	814,842	844,367
Series 92-20I, 7.05%, 9/1/12	962,256	992,800
Series 92-20J, 7.00%, 10/1/12	1,591,568	1,638,630
Series 92-20K, 7.55%, 11/1/12	1,480,802	1,537,444
Series 92-20L, 7.45%, 12/1/12	820,288	851,079
Series 93-20B, 7.00%, 2/1/13	999,776	1,031,802
Series 93-20C, 6.50%, 3/1/13	3,252,039	3,331,797
Series 93-20D, 6.75%, 4/1/13	1,309,002	1,344,428
Series 93-20E, 6.55%, 5/1/13	4,305,837	4,411,215
Series 93-20F, 6.65%, 6/1/13	1,472,696	1,511,741
Series 93-20L, 6.30%, 12/1/13	2,509,990	2,563,635
Series 94-20A, 6.50%, 1/1/14	2,610,553	2,675,887
Series 94-20D, 7.70%, 4/1/14	932,606	965,131
Series 94-20E, 7.75%, 5/1/14	2,501,538	2,611,234
Series 94-20F, 7.60%, 6/1/14	1,592,601	1,660,048
Series 94-20G, 8.00%, 7/1/14	1,033,767	1,084,629
Series 94-20H, 7.95%, 8/1/14	980,332	1,028,621
Series 94-20I, 7.85%, 9/1/14	1,238,197	1,298,238
Series 94-20K, 8.65%, 11/1/14	1,077,334	1,138,470
Series 94-20L, 8.40%, 12/1/14	1,019,753	1,075,240
Series 95-20A, 8.50%, 1/1/15	352,323	372,353
Series 95-20C, 8.10%, 3/1/15	811,034	853,821
Series 97-20E, 7.30%, 5/1/17	1,835,509	1,912,638
Series 97-20J, 6.55%, 10/1/17	2,494,759	2,569,459
Series 98-20C, 6.35%, 3/1/18	9,337,658	9,597,003
Series 98-20H, 6.15%, 8/1/18	3,300,259	3,380,276
Series 98-20L, 5.80%, 12/1/18	2,017,806	2,051,403
Series 99-20C, 6.30%, 3/1/19	2,266,447	2,332,798
Series 99-20G, 7.00%, 7/1/19	5,412,029	5,662,333
Series 99-20I, 7.30%, 9/1/19	1,713,591	1,806,786
Series 01-20G, 6.625%, 7/1/21	12,646,548	13,227,119
Series 01-20L, 5.78%, 12/1/21	30,610,009	31,236,890
Series 02-20L, 5.10%, 12/1/22	7,429,538	7,401,299
Series 04-20L, 4.87%, 12/1/24	8,473,371	8,297,101

	PAR VALUE	VALUE
Small Business Administration (504) (continued)
Series 05-20B, 4.625%, 2/1/25	$10,872,449	$10,476,954
Series 05-20C, 4.95%, 3/1/25	7,421,198	7,331,847
Series 05-20E, 4.84%, 5/1/25	22,174,634	21,643,083
Series 05-20G, 4.75%, 7/1/25	18,953,101	18,375,973
Series 05-20I, 4.76%, 9/1/25	22,372,144	21,681,973
Series 06-20A, 5.21%, 1/1/26	21,969,697	21,880,276
Series 06-20B, 5.35%, 2/1/26	6,325,406	6,348,403
Series 06-20C, 5.57%, 3/1/26	32,698,327	33,191,097
Series 06-20G, 6.07%, 7/1/26	23,890,000	24,874,853

		293,788,284

		2,280,086,664
MORTGAGE-RELATED SECURITIES: 44.0%
FEDERAL AGENCY CMO & REMIC: 3.8%
Dept. of Veterans Affairs
Trust 1995-2D 4A, 9.293%, 5/15/25	486,464	516,033
Trust 1997-2Z, 7.50%, 6/15/27	39,123,319	40,960,300
Trust 1998-1 1A, 8.183%, 10/15/27	1,277,053	1,344,749
Fannie Mae
Trust 1994-72 J, 6.00%, 6/25/23	9,000,000	9,026,927
Trust 1998-58 PX, 6.50%, 9/25/28	3,543,701	3,657,691
Trust 1998-58 PC, 6.50%, 10/25/28	19,550,440	20,173,278
Trust 2002-33 A1, 7.00%, 6/25/32	7,002,355	7,227,391
Trust 2001-T4 A1, 7.50%, 7/25/41	5,944,648	6,174,043
Trust 2001-T10 A1, 7.00%, 12/25/41	9,498,897	9,777,240
Trust 2002-90 A1, 6.50%, 6/25/42	12,872,584	13,082,826
Trust 2002-W6 2A1, 7.00%, 6/25/42	11,185,721	11,524,307
Trust 2002-W8 A2, 7.00%, 6/25/42	5,407,807	5,562,304
Trust 2003-W2 1A2, 7.00%, 7/25/42	34,819,204	35,648,225
Trust 2003-W4 3A, 7.00%, 10/25/42	10,089,456	10,393,242
Trust 2003-07 A1, 6.50%, 12/25/42	14,236,637	14,527,536
Trust 2003-W1 1A1, 6.50%, 12/25/42	21,192,662	21,591,660
Trust 2003-W1 2A, 7.50%, 12/25/42	9,590,292	9,988,965
Trust 2004-W2 5A, 7.50%, 3/25/44	48,346,645	50,632,484
Trust 2004-W8 3A, 7.50%, 6/25/44	27,013,162	28,271,726
Trust 2005-W1 1A3, 7.00%, 10/25/44	23,881,090	24,739,556
Trust 2001-79 BA, 7.00%, 3/25/45	3,114,158	3,213,623
Trust 2006-W1 1A1, 6.50%, 12/25/45	3,332,745	3,414,301
Trust 2006-W1 1A2, 7.00%, 12/25/45	21,822,631	22,666,403
Trust 2006-W1 1A3, 7.50%, 12/25/45	345,488	363,660
Trust 2006-W1 1A4, 8.00%, 12/25/45	26,109,337	27,794,512
Freddie Mac
Series 1565 G, 6.00%, 8/15/08	1,808,054	1,809,378
Series 1601 PJ, 6.00%, 10/15/08	8,612,446	8,619,626
Series (GN) 37 I, 6.00%, 6/17/22	960,992	959,630
Series 2439 LG, 6.00%, 9/15/30	12,442,984	12,509,859
Series T-48 1A, 7.102%, 7/25/33	9,637,095	9,971,794
Ginnie Mae 7.25%, 7/16/28	4,050,845	4,123,833

		420,267,102

Dodge & Cox Income Fund / 5

Portfolio of Investments (unaudited)	September 30, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
FEDERAL AGENCY MORTGAGE PASS-THROUGH: 40.0%
Fannie Mae, 10 Year
5.88%, 9/1/12	$25,465,179	$26,313,444
Fannie Mae, 15 Year
5.50%, 9/1/14-12/1/18	339,083,140	340,079,116
6.00%, 4/1/13-12/1/20	764,324,384	775,753,224
6.50%, 11/1/12-11/1/18	227,981,495	233,040,562
7.00%, 7/1/08-12/1/11	2,181,134	2,213,866
7.50%, 11/1/14-8/1/17	24,037,740	24,926,261
8.00%, 8/1/10	29,414	29,527
Fannie Mae, 20 Year
6.50%, 4/1/19-10/1/24	75,330,962	77,316,879
Fannie Mae, 30 Year
4.211%, 9/1/34	23,202,937	22,605,092
4.50%, 8/1/33-11/1/33	134,347,244	126,040,164
4.504%, 1/1/35	73,428,281	72,253,970
4.603%, 10/1/34	27,435,374	27,072,007
4.679%, 1/1/36	47,223,738	46,731,557
4.713%, 8/1/34	6,141,955	6,078,136
4.793%, 1/1/36	41,929,309	41,523,204
4.838%, 8/1/35	58,288,653	57,741,552
4.893%, 12/1/35	23,809,885	23,547,972
5.00%, 3/1/34	212,680,397	205,085,078
5.005%, 9/1/35	27,279,671	27,091,934
5.043%, 7/1/35	147,739,420	147,006,938
5.055%, 4/1/35	34,177,707	33,986,985
5.50%, 5/1/34	214,613,028	212,033,126
6.00%, 3/1/33-7/1/35	830,254,803	836,246,978
6.50%, 12/1/32-1/1/34	214,909,237	219,734,799
7.00%, 4/1/32	4,540,743	4,678,208
7.50%, 9/1/07	79,154	79,225
8.00%, 1/1/12-8/1/22	230,125	235,347
Fannie Mae Multifamily DUS
Pool 760744, 4.75%, 3/1/15	13,590,000	13,191,300
Pool 555162, 4.834%, 1/1/13	17,311,459	17,026,840
Pool 555191, 4.843%, 2/1/13	19,503,250	19,187,828
Pool 555172, 5.578%, 12/1/12	3,654,401	3,722,856
Pool 545685, 6.016%, 4/1/12	29,029,273	29,875,019
Pool 545547, 6.047%, 3/1/12	16,147,172	16,706,608
Pool 545708, 6.055%, 5/1/12	2,555,373	2,645,212
Pool 545209, 6.126%, 10/1/11	29,040,241	30,061,299
Pool 545059, 6.224%, 5/1/11	22,816,170	23,641,219
Pool 323822, 6.512%, 7/1/09	5,758,240	5,893,850
Pool 160329, 7.15%, 10/1/15	1,043,040	1,123,042
Freddie Mac, 30 Year
7.50%, 10/1/08	3,290	3,293
8.00%, 1/1/08-8/1/09	10,637	10,646
Freddie Mac Gold, 15 Year
4.164%, 3/1/35	12,889,885	12,456,815
5.50%, 11/1/13-10/1/20	185,667,622	185,981,186
6.00%, 4/1/13-2/1/19	155,781,846	157,905,683
6.50%, 2/1/11-9/1/18	86,373,655	88,183,569
7.00%, 11/1/08-3/1/12	2,001,495	2,031,766
Freddie Mac Gold, 20 Year
6.50%, 7/1/21-4/1/22	5,463,118	5,608,049

	PAR VALUE	VALUE
Freddie Mac Gold, 30 Year
4.317%, 8/1/34	$16,505,866	$16,109,232
4.411%, 9/1/35	36,149,872	35,442,770
4.694%, 8/1/35	19,426,558	19,017,895
4.892%, 1/1/36	25,861,552	25,606,722
6.50%, 5/1/17 - 12/1/32	50,490,090	51,622,096
7.00%, 4/1/31	26,468,848	27,318,697
7.90%, 2/17/21	3,128,165	3,279,882
Ginnie Mae, 15 Year
7.00%, 4/15/09	618,776	624,553
Ginnie Mae, 30 Year
7.00%, 5/15/28	2,474,510	2,555,199
7.50%, 9/15/17 - 5/15/25	8,367,190	8,692,555
7.80%, 6/15/20 - 1/15/21	2,174,033	2,232,910

		4,397,203,742
PRIVATE LABEL CMO & REMIC SECURITIES: 0.2%
GSMPS Mortgage Loan Trust, Series 2004-4 1A4 8.50%, 6/25/34(b)	16,108,604	17,030,142

		4,834,500,986
CORPORATE: 33.4%
FINANCIALS: 8.1%
BankAmerica Capital II(a) 8.00%, 12/15/26, callable 2006	14,550,000	15,174,297
BankAmerica Capital VI(a) 5.625%, 3/8/35	21,450,000	19,890,928
BankAmerica Capital XI(a) 6.625%, 5/23/36	10,015,000	10,565,565
Boston Properties, Inc.
6.25%, 1/15/13	50,211,000	52,119,671
5.625%, 4/15/15	34,360,000	34,338,010
5.00%, 6/1/15	15,309,000	14,606,516
CIGNA Corp.
7.00%, 1/15/11	13,565,000	14,315,497
6.375%, 10/15/11	28,755,000	29,763,265
7.65%, 3/1/23	3,547,000	3,960,584
7.875%, 5/15/27	27,615,000	32,358,429
8.30%, 1/15/33	7,375,000	8,790,639
Citicorp Capital I(a) 7.933%, 2/15/27, callable 2007	12,000,000	12,539,568
Citicorp Capital II(a) 8.015%, 2/15/27, callable 2007	10,300,000	10,770,143
Citigroup, Inc. (First Nationwide) 10.00%, 10/1/06	4,065,000	4,065,000
EOP Operating Limited Partnership(c)
7.00%, 7/15/11	40,350,000	42,712,815
5.875%, 1/15/13	38,000,000	38,442,586
4.75%, 3/15/14	83,690,000	79,161,701
HSBC Holdings PLC 6.50%, 5/2/36	27,625,000	29,325,540
JPMorgan Chase (Bank One) Capital III(a) 8.75%, 9/1/30	19,330,000	25,296,456
JPMorgan Chase Capital XVII(a) 5.85%, 8/1/35	12,660,000	12,057,219
Kaupthing Bank 7.125%, 5/19/16(b)	76,250,000	80,152,399
Safeco Corp.
4.875%, 2/1/10	15,150,000	14,993,061
7.25%, 9/1/12	18,022,000	19,731,855

6 / Dodge & Cox Inc Income Fund

Portfolio of Investments (unaudited)	September 30, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
St. Paul Travelers Companies, Inc.
8.125%, 4/15/10 (St. Paul)	$21,575,000	$23,497,699
5.00%, 3/15/13 (Travelers)	16,295,000	15,915,017
5.50%, 12/1/15	11,220,000	11,074,791
6.25%, 6/20/16	26,000,000	27,110,070
UnumProvident Corp.
7.625%, 3/1/11	20,786,000	22,175,835
6.85%, 11/15/15(b) (Unum Finance Plc)	11,700,000	12,007,090
7.19%, 2/1/28 (Unum)	11,640,000	11,119,389
7.25%, 3/15/28 (Provident Companies)	23,905,000	24,465,668
6.75%, 12/15/28 (Unum)	13,005,000	12,588,463
7.375%, 6/15/32	29,670,000	30,853,210
Wellpoint, Inc.
6.375%, 1/15/12	7,662,000	7,977,621
5.00%, 12/15/14	15,610,000	15,089,266
5.25%, 1/15/16	75,610,000	74,082,527

		893,088,390
INDUSTRIALS: 22.4%
AT&T Corp.
7.30%, 11/15/11	37,729,000	40,893,822
8.00%, 11/15/31	113,850,000	139,153,732
Comcast Corp.
5.30%, 1/15/14	74,765,000	72,809,746
5.85%, 11/15/15	24,860,000	24,852,940
5.90%, 3/15/16	33,775,000	33,790,570
6.50%, 1/15/17	35,795,000	37,364,289
Cox Communications, Inc.
5.45%, 12/15/14	104,870,000	101,299,491
Dillard’s, Inc.
6.625%, 11/15/08	4,985,000	4,991,231
7.13%, 8/1/18	24,015,000	23,534,700
7.75%, 7/15/26	21,666,000	20,853,525
7.75%, 5/15/27	12,803,000	12,354,895
7.00%, 12/1/28	28,825,000	26,338,844
Dow Chemical Co.
4.027%, 9/30/09(b)	54,087,000	52,063,876
6.00%, 10/1/12	9,875,000	10,210,404
7.375%, 11/1/29	29,514,000	34,464,649
Electronic Data Systems Corp. 6.50%, 8/1/13	51,345,000	52,085,703
Federated Department Stores, Inc. (May Department Stores)
7.625%, 8/15/13	7,155,000	7,814,684
7.60%, 6/1/25	13,500,000	14,903,797
6.70%, 9/15/28	13,870,000	13,727,888
8.75%, 5/15/29	39,997,000	49,309,861
7.875%, 3/1/30	34,645,000	39,150,686
6.90%, 1/15/32	15,465,000	15,837,227
6.70%, 7/15/34	12,360,000	12,296,593
7.875%, 8/15/36, callable 2016	7,825,000	8,359,596

	PAR VALUE	VALUE
Ford Motor Credit Co.
5.80%, 1/12/09	$30,250,000	$28,798,484
7.375%, 10/28/09	10,100,000	9,815,220
7.375%, 2/1/11	75,765,000	72,721,368
7.25%, 10/25/11	229,015,000	215,978,550
General Electric Co. 5.00%, 2/1/13	34,994,000	34,598,603
GMAC 6.875%, 9/15/11	227,980,000	226,772,162
HCA, Inc.
8.75%, 9/1/10	54,595,000	55,140,950
7.875%, 2/1/11	33,850,000	32,369,062
6.25%, 2/15/13	39,655,000	33,111,925
6.75%, 7/15/13	29,063,000	24,594,564
5.75%, 3/15/14	28,700,000	22,529,500
6.50%, 2/15/16	19,690,000	15,752,000
Hess Corp. (Amerada Hess) 7.875%, 10/1/29	33,870,000	40,025,229
Hewlett-Packard Co. 5.50%, 7/1/07	35,945,000	35,978,033
Lafarge SA 6.50%, 7/15/16	34,100,000	35,234,166
Liberty Media Corp.
8.50%, 7/15/29	19,985,000	20,312,734
4.00%, 11/15/29, exchangeable	25,500,000	16,925,625
8.25%, 2/1/30	23,150,000	23,107,566
3.75%, 2/15/30, exchangeable	38,385,000	23,894,662
Lockheed Martin Corp.
7.65%, 5/1/16	15,025,000	17,453,235
6.15%, 9/1/36(b)	16,684,000	17,483,114
Raytheon Co.
6.75%, 8/15/07	6,756,000	6,829,140
6.55%, 3/15/10	10,150,000	10,555,381
7.20%, 8/15/27	4,905,000	5,705,491
Time Warner, Inc. (AOL Time Warner)
7.625%, 4/15/31	119,983,000	132,541,621
7.70%, 5/1/32	101,284,000	113,107,692
Wyeth
6.95%, 3/15/11 (American Home Products)	8,155,000	8,671,652
5.50%, 3/15/13	10,275,000	10,322,337
5.50%, 2/1/14	110,465,000	110,674,221
Xerox Corp.
9.75%, 1/15/09	28,850,000	31,230,125
7.125%, 6/15/10	77,825,000	80,938,000
6.875%, 8/15/11	52,550,000	54,126,500
6.40%, 3/15/16	22,810,000	22,695,950
7.20%, 4/1/16	24,646,000	25,878,300

		2,464,335,911

Dodge & Cox Income Fund / 7

Portfolio of Investments (unaudited)	September 30, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
TRANSPORTATION: 2.9%
Burlington Northern Santa Fe Railway
4.30%, 7/1/13	$7,883,000	$7,413,717
4.875%, 1/15/15	4,335,000	4,184,298
7.57%, 1/2/21	11,843,053	13,347,121
8.251%, 1/15/21	1,148,158	1,349,154
5.72%, 1/15/24	33,375,000	34,186,012
5.629%, 4/1/24	47,000,000	48,021,774
5.342%, 4/1/24	11,075,000	11,080,981
CSX Transportation, Inc. 9.75%, 6/15/20	10,272,000	13,853,333
FedEx Corp. 6.72%, 1/15/22	7,921,474	8,521,130
Norfolk Southern Corp.
7.70%, 5/15/17	13,515,000	15,789,858
9.75%, 6/15/20	14,188,000	19,296,730
Union Pacific Corp.
6.50%, 4/15/12	12,337,000	13,029,081
5.375%, 5/1/14	22,886,000	22,833,271
4.875%, 1/15/15	10,564,000	10,184,045
6.85%, 1/2/19	7,865,770	8,444,533
6.70%, 2/23/19	11,893,540	12,668,642
7.60%, 1/2/20	1,768,602	2,010,210
4.698%, 1/2/24	6,186,943	5,897,641
5.082%, 1/2/29	10,923,461	10,693,214
5.866%, 7/2/30	52,960,000	55,643,849

		318,448,594

		3,675,872,895

TOTAL FIXED-INCOME SECURITIES (Cost $10,773,004,914)		10,790,460,545

SHORT-TERM INVESTMENTS: 2.8%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$10,961,614	$10,961,614
State Street Repurchase Agreement 4.75%, 10/2/06, maturity value $291,947,517 (collateralized by U.S. Treasury Securities, value $297,670,901, 8.125%-8.50%%, 8/15/19-2/15/20)	291,832,000	291,832,000

TOTAL SHORT-TERM INVESTMENTS (Cost $302,793,614)		302,793,614

TOTAL INVESTMENTS (Cost $11,075,798,528)	100.9%	11,093,254,159
OTHER ASSETS LESS LIABILITIES	(0.9%)	(96,068,259)

TOTAL NET ASSETS	100.0%	$10,997,185,900

(a)	Cumulative preferred security
(b)	Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of September 30, 2006, all such securities in total represented $178,736,621 or 1.6% of total net assets.
(c)	EOP Operating LP is the operating partnership of Equity Office Properties Trust.

When two issuers are identified, the first name refers to the acquirer/successor obligor or guarantor, and the second name (within the parentheses) refers to the original issuer of the instrument.

CMO: Collateralized Mortgage Obligation

REMIC: Real Estate Mortgage Investment Conduit

8 / Dodge & Cox Income Fund

Notes to Portfolio of Investments (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Fixed-income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and electronic data processing techniques. Under certain circumstances, fixed-income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and electronic data processing techniques. Valuations of fixed-income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At September 30, 2006, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $17,455,631, of which $138,676,036 represented appreciated securities and $121,220,405 represented depreciated securities.

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and semi-annual report.

Dodge & Cox Income Fund / 9

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10 / Dodge & Cox Income Fund

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Dodge & Cox Income Fund / 11

Officers and Trustees

Harry R. Hagey, Chairman & Trustee

Chairman, Dodge & Cox

John A. Gunn, President & Trustee

Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, Vice President and Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

John M. Loll, Treasurer & Asst. Secretary

Vice President & Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary & Asst. Treasurer

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

David H. Longhurst, Assistant Treasurer

Fund Administration and Accounting Senior Manager, Dodge & Cox

International

Stock Fund

Established 2001

Third Quarter Report

September 30, 2006

2006

International Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account

information, please visit the Funds’ web site.

or write or call:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

Investment Manager

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of September 30, 2006, the end of the reporting period.  Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

09/06 ISF QR       Printed on recycled paper

To Our Shareholders

The Dodge & Cox International Stock Fund had a total return of 3.3% for the third quarter of 2006, compared to 3.9% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) benchmark. For the nine months ended September 30, 2006, the Fund had a total return of 14.9%, compared to 14.5% for the MSCI EAFE. At quarter end, the Fund had net assets of $24.6 billion and a cash position of 4.2%.

Third Quarter Performance Review

For the third quarter of 2006, the Fund had a positive return, but underperformed the MSCI EAFE.

The Fund’s overweight position in Information Technology—a weak sector of the market—detracted from performance relative to the benchmark. Notable underperformers included Hitachi (down 11%) and LG.Philips (down 8%). Additionally, Financial companies based in Europe performed well during the quarter, though the Fund’s underweighting in this area hurt relative performance.

In absolute terms, the Fund’s investments in the Energy sector declined 4%, though relative to the MSCI EAFE the impact was neutral. Notable weak performers included Norsk Hydro (down 16%) and Petroleo Brasileiro (down 6%).

In contrast, the Fund’s investments in a variety of selected individual holdings contributed positively to performance. The Fund had seven holdings that returned over 20% during the quarter. Notable strong performers included Grupo Financiero Banorte (up 36%), Cott Corp. (up 31%), Brother Industries (up 28%), Corporacion Geo (up 26%), and Volvo (up 21%).

The U.S. dollar appreciated against developed and emerging market currencies during the quarter, which had a slight negative effect on the Fund’s performance and the overall market. We do not currently hedge currencies; however, a regular part of our investment process is to focus on the medium and long-term effects of currency changes on a company’s operations and finances.

Why Invest Internationally?

Five years ago, when we started the Fund, there was a great deal of skepticism about investing outside of the United States because of disappointing returns over the prior five years. The MSCI EAFE fell 1% cumulatively for the five years ended September 30, 2001; emerging markets1 fell 48% cumulatively during the same period. In contrast, investors in U.S. stocks fared better with the S&P 500 up 63% cumulatively during the same period.

Over the past five years, the cumulative 95% return for the MSCI EAFE and 250% return for the MSCI Emerging Markets Index far outpaced the 40% cumulative return for the S&P 500 for the same period. As a result, the “gap” in relative valuation between U.S. and non-U.S. equities has narrowed. Today, investors are asking: what is the case for investing internationally in light of these recent returns?

While the motive in asking the question has changed, our answer is the same today as it was five years ago. We believe that investors should look outside of the United States because of the broad array of companies located overseas. For illustration, there are about twice as many companies over $1 billion in market capitalization outside the U.S. as are in the U.S., and the combined market capitalization of foreign companies exceeds that of the U.S. by a large margin. In some industries, such as consumer electronics and marine transport, the majority of publicly listed companies are located overseas.

Over the past five years, we have often found attractive individual investment opportunities from these companies that fit three broad themes:

•	Global leaders at reasonable valuations. There are numerous industries in which the world’s leading companies are domiciled overseas.

Examples include: Japanese automakers and consumer electronics companies like Honda and Canon, respectively, and European pharmaceutical manufacturers like GlaxoSmithKline and Sanofi-Aventis.

•	Restructuring opportunities. As capital markets continue to grow and mature, we believe that fewer enterprises can operate in isolation from economic reality. The declining cost of computing power, falling trade barriers and increased ease of communications have forced companies to think globally. Companies are increasingly competing with each other for capital and customers. As a result of these external forces, we see a growing willingness of management to reduce costs, rationalize assets and focus on core businesses in an effort to boost returns, and by extension, share prices.

Examples include: Matsushita (Japanese consumer electronics), Bayer (German pharmaceuticals and chemicals), Sulzer (Swiss maker of industrial pumps) and Hitachi (Japanese technology and industrials).

•	Exposure to consumers in emerging markets. Emerging markets already represent about 25% of global GDP measured at current exchange rates, and roughly 50% of global output measured at purchasing power parity. As these economies continue to grow and participate more fully in the global economy, per capita incomes are likely to increase. A rising number of the roughly 5.5 billion people in the emerging markets are growing wealthier, creating new consumers in the global economy. We have identified what we believe are attractive investment opportunities in an array of companies, both directly in the emerging markets as well as in the developed world, that are well-positioned to serve these consumers.

2 / Dodge & Cox International Stock Fund

Examples include: Standard Bank (South Africa) and HSBC (United Kingdom) providing access to credit; Nestle (Switzerland), Unilever (Netherlands) and Sadia (Brazil) providing branded prepared foods; Tesco (United Kingdom) operating supermarkets; and Nokia (Finland) providing communications technology.

Outlook

We believe current valuations are reasonable overall, and we continue to find attractive investment opportunities on a bottom-up basis that appear poised to benefit from these themes. However, we caution shareholders not to expect returns over the next five years to match those of the past five.

In our opinion, key drivers of long-term returns are earnings growth and valuation—i.e., the price that other investors are willing to pay for those earnings. Over the past five years, the major driver of these unusually high returns has been significant growth in earnings, which have far outpaced global economic growth. We are skeptical that this pace of earnings growth can continue over the long term. If this is the case, then a substantial increase in valuation would be required to generate similar returns over the next five years. With today’s valuations at reasonable levels, we are not comfortable relying on other investors paying even more for future earnings. Therefore, we encourage you, as we have in past letters, to be prudent in your expectations for future returns.

In Closing

Thank you for your continued confidence in the Dodge & Cox International Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

Harry R. Hagey Chairman	Diana S. Strandberg Vice President

October 30, 2006

[1]	MSCI Emerging Markets Price Index (excludes dividends).

Growth of $10,000 Since Inception

For an investment made on April 30, 2001

Average Annual Total Return

for periods ended September 30, 2006

	1 Year	3 Years	5 Years		Since Inception (5/1/01)
Dodge & Cox International Stock Fund	20.18%	27.44%	21.32	%*	15.11	%*
MSCI EAFE	19.17	22.31	14.26		8.43

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

*	Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends but, unlike Fund returns, do not reflect fees or expenses.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

Risks of International Investing: Foreign investing, especially in developing countries,

has special risks such as currency and market volatility and political and social instability.

These and other risk considerations are

discussed in the Fund’s prospectus.

Dodge & Cox International Stock Fund / 3

Fund Information	September 30, 2006

General Information

Net Asset Value Per Share	$40.25
Total Net Assets (billions)	$24.6
Expense Ratio (annualized, as of June 30, 2006)	0.67%
2005 Portfolio Turnover Rate	7%
30-Day SEC Yield(a)	1.49%
Fund Inception Date	May 1, 2001

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose eight members’ average tenure at Dodge & Cox is 17 years.

Portfolio Characteristics	Fund	MSCI EAFE
Number of Stocks	82	1,166
Median Market Capitalization (billions)	$14	$5
Weighted Avg. Market Capitalization (billions)	$53	$55
Price-to-Earnings Ratio(b)	13.1x	13.6x
Countries Represented	20	22
Emerging Markets (Brazil, Israel, Mexico, South Africa, South Korea, Thailand)	14.2%	0.0%

Ten Largest Holdings(c)	Fund
Sanofi-Aventis (France)	3.4%
News Corp. Class A (United States)	2.8
HSBC Holdings PLC (United Kingdom)	2.4
Nokia Oyj (Finland)	2.3
Matsushita Electric Industrial Co., Ltd. (Japan)	2.3
Royal Bank of Scotland Group PLC (United Kingdom)	2.3
Infineon Technologies AG (Germany)	2.3
GlaxoSmithKline PLC ADR (United Kingdom)	2.2
Hitachi, Ltd. (Japan)	2.2
Mitsubishi UFJ Financial Group ADR (Japan)	2.1

Asset Allocation

Region Diversification	Fund	MSCI EAFE
Europe (excluding United Kingdom)	36.0%	44.6%
Japan	21.8	23.7
United Kingdom	15.2	23.8
Latin America	7.5	0.0
Pacific (excluding Japan)	7.0	7.9
United States	4.9	0.0
Africa	1.5	0.0
Middle East	1.0	0.0
Canada	0.9	0.0

Sector Diversification	Fund	MSCI EAFE
Financials	21.5%	30.1%
Consumer Discretionary	14.2	11.9
Information Technology	12.2	5.6
Materials	11.6	8.1
Industrials	9.7	10.6
Energy	8.5	7.5
Consumer Staples	7.6	8.0
Health Care	6.3	7.6
Telecommunication Services	3.6	5.1
Utilities	0.6	5.5

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

4 / Dodge & Cox International Stock Fund

Portfolio of Investments (unaudited)	September 30, 2006

COMMON STOCKS: 92.8%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 14.2%
AUTOMOBILES & COMPONENTS: 2.0%
Honda Motor Co., Ltd. ADR(b) (Japan)	14,530,800	$488,670,804

CONSUMER DURABLES & APPAREL: 7.9%
Consorcio Ara SA de CV(c) (Mexico)	22,105,000	108,554,571
Corporación Geo SA de CV, Series B(a),(c) (Mexico)	42,105,400	177,130,685
Koninklijke Philips Electronics NV (Netherlands)	2,857,183	100,249,874
Matsushita Electric Industrial Co., Ltd. (Japan)	26,991,000	571,238,095
Sony Corp. (Japan)	11,237,600	454,736,322
Thomson(c) (France)	13,868,792	217,894,646
Yamaha Corp.(c) (Japan)	14,851,000	312,421,037

		1,942,225,230
MEDIA: 4.3%
Grupo Televisa SA de CV ADR(b) (Mexico)	17,731,720	376,976,367
News Corp., Class A (United States)	34,773,192	683,293,223

		1,060,269,590

		3,491,165,624
CONSUMER STAPLES: 7.2%
FOOD & STAPLES RETAILING: 2.1%
Tesco PLC (United Kingdom)	75,664,379	510,012,890

FOOD, BEVERAGE & TOBACCO: 4.4%
Cott Corp.(a),(b),(c) (Canada)	3,830,800	65,774,836
Fomento Economico Mexicano SA de CV ADR(b) (Mexico)	2,714,058	263,100,783
Nestle SA (Switzerland)	1,321,000	460,598,984
Tiger Brands, Ltd. (South Africa)	6,402,043	116,307,377
Unilever NV(b) (Netherlands)	7,451,700	182,864,718

		1,088,646,698
HOUSEHOLD & PERSONAL PRODUCTS: 0.7%
Aderans Co., Ltd.(c) (Japan)	2,733,200	70,802,895
Avon Products, Inc. (United States)	3,450,000	105,777,000

		176,579,895

		1,775,239,483
ENERGY: 6.6%
Norsk Hydro ASA ADR(b) (Norway)	14,110,500	317,627,355
Royal Dutch Shell PLC ADR(b) (United Kingdom)	7,718,400	510,186,240
Schlumberger, Ltd. (United States)	6,708,000	416,097,240
Total SA (France)	5,702,000	374,174,499

		1,618,085,334
FINANCIALS: 20.8%
BANKS: 13.9%
DBS Group Holdings, Ltd. (Singapore)	29,042,000	351,082,260
Grupo Financiero Banorte SA (Mexico)	43,834,600	137,197,434
HSBC Holdings PLC (United Kingdom)	32,500,000	592,996,847
Kasikornbank PCL Foreign (Thailand)	51,743,400	95,043,115
Kasikornbank PCL NVDR (Thailand)	60,787,500	108,419,074

	SHARES	VALUE
Kookmin Bank ADR(b) (South Korea)	3,433,300	$267,900,399
Mitsubishi UFJ Financial Group ADR(b) (Japan)	41,416,500	530,545,365
Royal Bank of Scotland Group PLC (United Kingdom)	16,300,972	561,283,674
Shinsei Bank, Ltd. (Japan)	69,953,000	426,380,190
Standard Bank Group, Ltd. (South Africa)	25,796,234	257,705,661
Standard Chartered PLC (United Kingdom)	3,455,000	88,495,529

		3,417,049,548
DIVERSIFIED FINANCIALS: 2.0%
Credit Suisse Group (Switzerland)	8,415,000	486,884,922

INSURANCE: 4.9%
Aegon NV (Netherlands)	13,823,868	259,259,316
Converium Holdings AG(c) (Switzerland)	8,918,646	108,411,707
Standard Life PLC(a) (United Kingdom)	13,925,343	70,592,985
Swiss Life Holding (Switzerland)	1,100,000	257,307,369
Swiss Reinsurance(a) (Switzerland)	6,715,795	513,976,234

		1,209,547,611

		5,113,482,081
HEALTH CARE: 6.3%
HEALTH CARE EQUIPMENT & SERVICES: 0.8%
Mediceo Paltac Holdings Co., Ltd. (Japan)	9,329,200	191,125,198

PHARMACEUTICALS & BIOTECHNOLOGY: 5.5%
GlaxoSmithKline PLC ADR(b) (United Kingdom)	9,977,200	531,086,356
Sanofi-Aventis (France)	9,309,000	828,660,736

		1,359,747,092

		1,550,872,290
INDUSTRIALS: 9.7%
CAPITAL GOODS: 5.1%
CNH Global NV(b) (Netherlands)	2,108,520	48,938,749
Nexans SA(c) (France)	1,866,440	162,240,065
Sulzer AG(c) (Switzerland)	290,121	231,201,229
Toto, Ltd.(c) (Japan)	28,657,000	270,255,221
Volvo AB, Series B (Sweden)	8,411,600	501,035,514
Wienerberger AG (Austria)	913,801	43,151,701

		1,256,822,479
TRANSPORTATION: 4.6%
Central Japan Railway Co. (Japan)	45,550	485,866,666
Nippon Yusen Kabushiki Kaisha (Japan)	41,100,000	250,166,349
TNT NV (Netherlands)	10,600,000	402,030,403

		1,138,063,418

		2,394,885,897

Dodge & Cox International Stock Fund / 5

Portfolio of Investments (unaudited)	September 30, 2006

COMMON STOCKS (continued)

	SHARES	VALUE
INFORMATION TECHNOLOGY: 12.2%
SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT: 2.3%
Infineon Technologies AG(a),(c) (Germany)	47,027,800	$557,574,485

TECHNOLOGY, HARDWARE & EQUIPMENT: 9.9%
Brother Industries, Ltd.(c) (Japan)	19,244,000	241,924,571
Canon, Inc. (Japan)	2,222,050	115,875,793
Epcos AG(a),(c) (Germany)	5,178,100	78,858,781
Hitachi, Ltd. (Japan)	90,998,000	530,773,520
Kyocera Corp. (Japan)	663,300	56,770,057
LG.Philips LCD Co., Ltd. ADR(a),(b) (South Korea)	15,014,300	249,087,237
Nokia Oyj (Finland)	29,012,500	576,120,767
Nortel Networks Corp.(a),(b) (Canada)	48,880,400	112,424,920
Oce NV(c) (Netherlands)	7,318,524	117,488,085
Seiko Epson Corp.(c) (Japan)	13,406,900	365,462,163

		2,444,785,894

		3,002,360,379
MATERIALS: 11.6%
Akzo Nobel NV (Netherlands)	3,936,100	242,471,251
Arkema(a),(c) (France)	3,400,263	160,438,576
BASF AG (Germany)	5,360,400	429,246,904
Bayer AG (Germany)	6,797,000	346,481,413
BHP Billiton, Ltd. (Australia)	3,785,078	72,302,685
Cemex SAB de CV ADR(b) (Mexico)	1,607,900	48,365,632
Imperial Chemical Industries PLC (United Kingdom)	38,945,762	289,675,184
Lafarge SA (France)	3,321,025	428,703,019
Lanxess AG(a) (Germany)	4,092,359	175,658,438
Makhteshim-Agan Industries, Ltd.(c) (Israel)	27,072,892	133,722,802
Nova Chemicals Corp. (Canada)	1,587,900	48,656,296
Rinker Group, Ltd. (Australia)	25,118,565	260,219,963
Yara International ASA (Norway)	14,268,710	216,437,699

		2,852,379,862
TELECOMMUNICATION SERVICES: 3.6%
Bezeq Israeli Telecommunication Corp., Ltd. (Israel)	88,000,000	110,097,115
KT Corp. ADR(b) (South Korea)	14,958,400	321,156,848
Vodafone Group PLC ADR(b) (United Kingdom)	19,896,562	454,835,407

		886,089,370
UTILITIES: 0.6%
Centrica PLC (United Kingdom)	22,100,000	134,585,031

		134,585,031

TOTAL COMMON STOCKS (Cost $19,555,461,578)		22,819,145,351

PREFERRED STOCKS: 3.0%

	SHARES	VALUE
CONSUMER STAPLES: 0.4%
FOOD, BEVERAGE & TOBACCO: 0.4%
Sadia SA ADR(b) (Brazil)	3,719,400	$102,915,798

		102,915,798
ENERGY: 1.9%
Petroleo Brasileiro SA ADR(b) (Brazil)	4,426,000	331,241,840
Ultrapar Participacoes SA ADR(b) (Brazil)	6,819,785	120,982,986

		452,224,826
FINANCIALS: 0.7%
BANKS: 0.7%
Uniao de Bancos Brasileiros SA GDR(b) (Brazil)	2,316,500	171,421,000

		171,421,000

TOTAL PREFERRED STOCKS (Cost $418,480,444)		726,561,624

SHORT-TERM INVESTMENTS: 4.1%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$24,430,286	24,430,286
State Street Repurchase Agreement 4.75%, 10/2/06, maturity value $991,293,232 (collateralized by U.S. Treasury Securities, value $1,010,720,616, 4.875%-8.75%, 8/15/09-11/15/21)	990,901,000	990,901,000

TOTAL SHORT-TERM INVESTMENTS (Cost $1,015,331,286)		1,015,331,286

TOTAL INVESTMENTS (Cost $20,989,273,308)	99.9%	24,561,038,261
OTHER ASSETS LESS LIABILITIES	0.1%	15,950,929

TOTAL NET ASSETS	100.0%	$24,576,989,190

(a)	Non-income producing
(b)	Security issued by a foreign entity, denominated in U.S. dollars
(c)	See Notes to Portfolio of Investments regarding holdings of 5% voting securities

ADR: American Depository Receipt

GDR: Global Depository Receipt

NVDR: Non Voting Depository Receipt

6 / Dodge & Cox International Stock Fund

Notes to Portfolio of Investments (unaudited)

Security valuation.    The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Listed securities are valued at the official quoted close price or the last sale on the date of determination on the principal exchange on which such securities are traded or, if not available, at the mean between the exchange listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Short-term securities are valued at amortized cost which approximates current value.

Investments initially valued in currencies other than the U.S. dollar are converted to the U.S. dollar using prevailing exchange rates. As a result, the Fund’s net asset value (NAV) may be affected by changes in the value of currencies in relation to the U.S. dollar.

If market quotations are not readily available or if a security’s value has materially changed after the close of the security’s primary market but before the close of trading on the NYSE, the security is valued at fair value as determined in good faith by or at the direction of the Board of Trustees. The Fund may use fair value pricing in calculating its NAV when, for example, (i) the primary market for a security is closed or if trading of a security is suspended or limited, (ii) the Fund determines that the price provided by a pricing service is inaccurate or unreliable, or (iii) the Fund determines that a significant event affecting the value of a security has occurred before the close of the NYSE but after the close of the security’s primary market. An event is considered significant if there is both an affirmative expectation that the security’s value will materially change in response to the event and a reasonable basis for quantifying a resulting change in value. For securities that do not trade during NYSE hours, fair value determinations are based on analyses of market movements after the close of those securities’ primary markets, and include reviews of developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. Pricing services are used to obtain closing market prices and to compute certain fair value adjustments utilizing computerized pricing models. When fair value pricing is employed, the prices of securities used by the Fund to calculate its net asset value may differ from quoted or published prices for the same securities. In addition, fair values may not reflect the price that the Fund could obtain for a security if it were to dispose of that security at the time of pricing.

Security transactions.    Security transactions are recorded on the trade date.

Income tax matters.    At September 30, 2006, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $3,571,764,953, of which $3,902,712,048 represented appreciated securities and $330,947,095 represented depreciated securities.

Holdings of 5% voting securities.    Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company’s voting securities during the nine-month period ended September 30, 2006. Transactions during the period in securities of affiliated companies were as follows:

	Shares at Beginning of Period	Additions	Reductions	Shares at End of Period	Dividend Income(a)		Value at End of Period
Aderans Co., Ltd. (Japan)	2,733,200	—	—	2,733,200	$1,019,637		$70,802,895
Arkema (France)	—	3,400,263	—	3,400,263	—	(b)	160,438,576
Brother Industries, Ltd. (Japan)	19,244,000	—	—	19,244,000	1,989,968		241,924,571
Consorcio Ara SA de CV (Mexico)	20,679,800	1,425,200	—	22,105,000	7,163,631		108,554,571
Converium Holdings AG (Switzerland)	8,918,646	—	—	8,918,646	454,837		108,411,707
Corporación Geo SA de CV, Series B (Mexico)	42,105,400	—	—	42,105,400	—	(b)	177,130,685
Cott Corp. (Canada)	—	4,285,100	(454,300)	3,830,800	—	(b)	65,774,836
Elior (France)	6,958,147	1,307,812	(8,265,959)	—	1,271,406		—	(c)
Epcos AG (Germany)	2,796,500	2,381,600	—	5,178,100	—	(b)	78,858,781
Infineon Technologies AG (Germany)	20,500,000	26,527,800	—	47,027,800	—	(b)	557,574,485
Makhteshim-Agan Industries, Ltd. (Israel)	19,300,000	7,772,892	—	27,072,892	3,023,794		133,722,802
Nexans SA (France)	1,616,440	250,000	—	1,866,440	1,853,699		162,240,065
Oce NV (Netherlands)	6,718,524	600,000	—	7,318,524	2,918,772		117,488,085
Seiko Epson Corp. (Japan)	9,254,100	4,173,100	(20,300)	13,406,900	3,277,804		365,462,163
Sulzer AG (Switzerland)	290,121	—	—	290,121	2,071,399		231,201,229
Thomson (France)	8,240,015	5,628,777	—	13,868,792	5,305,021		217,894,646
Toto, Ltd. (Japan)	15,654,000	13,003,000	—	28,657,000	2,836,569		270,255,221
Yamaha Corp. (Japan)	10,576,000	8,275,000	(4,000,000)	14,851,000	2,667,212		312,421,037

					$35,853,749		$3,380,156,355

(a)  Net of foreign taxes, if any    (b) Non-income producing    (c) Company was not an affiliate at the end of the period

Other.    For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and semi-annual report.

Dodge & Cox International Stock Fund / 7

Officers and Trustees

Harry R. Hagey, Chairman & Trustee

Chairman, Dodge & Cox

John A. Gunn, President & Trustee

Chief Executive Officer & Chief Investment Officer, Dodge & Cox

Kenneth E. Olivier, Vice President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and

former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

John M. Loll, Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary & Assistant Treasurer

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

David H. Longhurst, Assistant Treasurer

Fund Administration and Accounting Senior Manager, Dodge & Cox

For More Information

For investors who want more information about the Funds, the following documents are available free upon request:

Annual/Semi-Annual Reports

Additional information about the Funds’ investments is available in the Funds’ annual and semi-annual reports to shareholders. In each Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.

Statement of Additional Information (SAI) and Code of Ethics

The SAI provides more detailed information about the Funds and is incorporated by reference into (and thus is legally a part of) this prospectus. The Code of Ethics describes the personal investing policies adopted by the Funds and Dodge & Cox.

You can get free copies of reports and the SAI, request other information and discuss your questions about the Funds by contacting the Funds at:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, MA 02266-8422

Telephone: (800) 621-3979

Internet: www.dodgeandcox.com

The Funds’ reports, SAI and Code of Ethics are available at the Securities and Exchange Commission’s (SEC) Public Reference Room in Washington, D.C. (1-202-942-8090) or on the EDGAR database on the SEC’s internet site at www.sec.gov. You may also obtain copies of this information, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

Funds’ Investment Company Act file no. 811-173

Stock Fund

Established 1965

(Closed to New Investors)

International Stock Fund

Established 2001

Balanced Fund

Established 1931

(Closed to New Investors)

Income Fund

Established 1989

Prospectus

May 1, 2006

as supplemented

November 6, 2006

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

11/06 PR       Printed on recycled paper

Stock Fund	International Stock Fund
Established 1965	Established 2001
(Closed to New Investors)
Balanced Fund	Income Fund
Established 1931	Established 1989
(Closed to New Investors)

The Funds’ investment manager, Dodge & Cox, was founded in 1930 and managed over $166 billion for individual and institutional investors in mutual fund and private accounts as of December 31, 2005. Dodge & Cox is one of the largest privately owned investment advisers in the United States.

Prospectus

May 1, 2006

as supplemented November 6, 2006

Table of Contents

Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the FDIC, Federal Reserve, or any other government agency, and are subject to investment risks, including possible loss of the principal amount invested.

RISK/RETURN SUMMARY

DODGE & COX FUNDS (Trust) is a family of four no-load mutual funds: Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund (Funds). Each Fund is a diversified series of the Trust. The Trust is registered with the Securities and Exchange Commission (SEC) as an open-end management investment company.

Dodge & Cox Stock Fund

(Closed to New Investors)

Investment Objectives

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Principal Investment Strategies

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

For details about the Fund’s investment program, please see the Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings section.

Principal Risks of Investing

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Performance Information

The following bar chart and table are intended to help you understand the risks of investing in the Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The table shows how the Fund’s average annual total returns for one, five and ten years compare to those of the Standard & Poor’s® 500 Composite Index (S&P 500). The S&P 500® is a widely recognized, unmanaged index of common stock prices.

The Fund’s past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Average annual total returns for the periods ended 12/31/05

	Past 1 Year	Past 5 Years	Past 10 Years
Dodge & Cox Stock Fund
Return before taxes	9.36%	11.03%	14.59%
Return after taxes on distributions	8.73	10.14	12.78
Return after taxes on distributions and sale of Fund shares	6.83	9.20	12.06
S&P 500 (reflects no deduction for expenses or taxes)	4.92	0.55	9.08

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. Actual after-tax

3  /  Dodge & Cox Funds

returns may differ depending on your individual circumstances. After-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or an individual retirement account.

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(paid directly from your investment)

Sales load imposed on purchases	None
Deferred sales load	None
Sales load imposed on reinvested distributions	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses
(deducted from Fund assets)

Management fees	.50%
Distribution (12b-1) and/or service fees	None
Other expenses (transfer agent, custodial, accounting, legal, etc.)	.02%

Total Fund Operating Expenses	.52%

EXAMPLE:  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that:

•	You invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods;

•	Your investment has a 5% return each year; and

•	The Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$53	$167	$291	$653

This example should not be considered to represent actual expenses or performance from the past or for the future.

Dodge & Cox International Stock Fund

Investment Objective

The Fund seeks long-term growth of principal and income.

Principal Investment Strategies

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

For details about the Fund’s investment program, please see the Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings section.

Principal Risks of Investing

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock markets in the countries in which the Fund invests go down.

•	Markets continue to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Since the Fund invests primarily in securities of foreign companies, there is a greater risk that the Fund’s share price will fluctuate more than if the Fund invested in U.S. issuers. Prices of foreign securities may go down (as well as your investment) for any of the following additional reasons:

•	Unfavorable foreign government actions, political, economic or market instability or the absence of accurate information about foreign companies.

Dodge & Cox Funds  /  4

•	A decline in the value of foreign currencies relative to the U.S. dollar, which reduces the unhedged value of securities denominated in those currencies.

•	Foreign securities are sometimes less liquid, more volatile and harder to value than securities of U.S. issuers.

•	Lack of uniform accounting, auditing, and financial reporting standards, with less governmental regulation and oversight than U.S. companies.

Performance Information

The following bar chart and table are intended to help you understand the risks of investing in the Fund. The bar chart shows the Fund’s returns only for the calendar years 2002 through 2005, since the Fund did not begin operations as a registered investment company until April 30, 2001.

The table shows how the Fund’s average annual total returns for one year and since inception compare to that of the Morgan Stanley Capital® International, Europe, Australasia, Far East Index (MSCI EAFE). The MSCI® EAFE® is an unmanaged index of the world’s stock markets, excluding the United States.

The Fund’s past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Average annual total returns for the periods ended 12/31/05

	Past 1 Year	Since Inception (5/1/01)
Dodge & Cox International Stock Fund
Return before taxes	16.74%	14.29%
Return after taxes on distributions	16.51	14.07
Return after taxes on distributions and sale of Fund shares	11.50	12.50
MSCI EAFE (reflects no deduction for expenses or taxes)	13.54	6.70

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances. After-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or an individual retirement account.

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(paid directly from your investment)

Sales load imposed on purchases	None
Deferred sales load	None
Sales load imposed on reinvested distributions	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses
(deducted from Fund assets)

Management fees	.60%
Distribution (12b-1) and/or service fees	None
Other expenses (transfer agent, custodial, accounting, legal, etc.)	.10%

Total Fund Operating Expenses	.70%

EXAMPLE:   This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that:

•	You invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods;

•	Your investment has a 5% return each year; and

5  /  Dodge & Cox Funds

•	The Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$72	$224	$390	$871

This example should not be considered to represent actual expenses or performance from the past or for the future.

Dodge & Cox Balanced Fund

(Closed to New Investors)

Investment Objectives

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Principal Investment Strategies

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities. In selecting equity investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market and have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed-income investments primarily include investment-grade (top four credit ratings): U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs), and other fixed-income securities. To a lesser extent, the Fund may also invest in below investment-grade fixed-income securities. The proportions held in the various fixed-income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting fixed-income securities, Dodge & Cox will consider many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

While the mix of equity and fixed-income securities will vary depending on Dodge & Cox’s outlook on the markets, no more than 75% of total assets will be invested in common stocks, preferred stocks and that portion of the value of convertible securities attributable to the conversion right.

For details about the Fund’s investment program, please see the Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings section.

Principal Risks of Investing

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

Equity Securities

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Fixed-Income Securities

•	Fixed-income securities’ prices decline due to rising interest rates.

•	A fixed-income security issuer’s financial condition deteriorates, or it fails to repay interest and/or principal in a timely manner.

•	Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and price volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•	Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac)) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund’s performance could be adversely impacted.

The Fund’s balance between stocks and fixed-income securities could limit its potential for capital appreciation relative to an all-stock fund.

Dodge & Cox Funds  /  6

Performance Information

The following bar chart and table are intended to help you understand the risks of investing in the Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The table shows how the Fund’s average annual total returns for one, five and ten years compare to a Combined Index consisting of 60% of the Standard & Poor’s® 500 Composite Index (S&P 500) and 40% of the Lehman Brothers® Aggregate Bond Index (LBAG). The S&P 500 and LBAG are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively.

The Fund’s past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Average annual total returns for the periods ended 12/31/05

	Past 1 Year	Past 5 Years	Past 10 Years
Dodge & Cox Balanced Fund
Return before taxes	6.59%	9.93%	11.88%
Return after taxes on distributions	5.69	8.59	9.67
Return after taxes on distributions and sale of Fund shares	4.80	7.90	9.22
Combined Index (60% S&P 500 & 40% LBAG) (reflects no deduction for expenses or taxes)	4.00	2.99	8.25
S&P 500 (reflects no deduction for expenses or taxes)	4.92	0.55	9.08
LBAG (reflects no deduction for expenses or taxes)	2.43	5.87	6.16

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances. After-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or an individual retirement account.

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(paid directly from your investment)

Sales load imposed on purchases	None
Deferred sales load	None
Sales load imposed on reinvested distributions	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses
(deducted from Fund assets)

Management fees	.50%
Distribution (12b-1) and/or service fees	None
Other expenses (transfer agent, custodial, accounting, legal, etc.)	.03%

Total Fund Operating Expenses	.53%

EXAMPLE:  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that:

•	You invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those time periods;

•	Your investment has a 5% return each year; and

•	The Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$54	$170	$296	$665

This example should not be considered to represent actual expenses or performance from the past or for the future.

7  /  Dodge & Cox Funds

Dodge & Cox Income Fund

Investment Objectives

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Principal Investment Strategies

The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and other fixed-income securities rated A or better by either Standard & Poor’s Ratings Group (S&P), Fitch Ratings (Fitch) or Moody’s Investors Service® (Moody’s) or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed-income securities rated Baa or lower by Moody’s or BBB or lower by S&P or Fitch or equivalently rated by any NRSRO. An explanation of Moody’s, Fitch’s and S&P’s rating groups is included in Appendix A to the Statement of Additional Information (SAI).

The proportions held in the various fixed-income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

For details about the Fund’s investment program, please see the Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings section.

Principal Risks of Investing

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	Fixed-income securities’ prices decline due to rising interest rates.

•	A fixed-income security issuer’s financial condition deteriorates, or it fails to repay interest and/or principal in a timely manner.

•	Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and price volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•	Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac)) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund’s performance could be adversely impacted.

Performance Information

The following bar chart and table are intended to help you understand the risks of investing in the Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The table shows how the Fund’s average annual total returns for one, five and ten years compare to those of the Lehman Brothers® Aggregate Bond Index (LBAG). The LBAG is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

The Fund’s past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Dodge & Cox Funds  /  8

Average annual total returns for the periods ended 12/31/05

	Past 1 Year	Past 5 Years	Past 10 Years
Dodge & Cox Income Fund
Return before taxes	1.98%	6.48%	6.35%
Return after taxes on distributions	0.46	4.54	4.07
Return after taxes on distributions and sale of Fund shares	1.28	4.38	4.01
LBAG (reflects no deduction for expenses or taxes)	2.43	5.87	6.16

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances. After-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or an individual retirement account.

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(paid directly from your investment)

Sales load imposed on purchases	None
Deferred sales load	None
Sales load imposed on reinvested distributions	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses
(deducted from Fund assets)
Management fees	.40%
Distribution (12b-1) and/or service fees	None
Other expenses (transfer agent, custodial, accounting, legal, etc.)	.04%

Total Fund Operating Expenses	.44%

EXAMPLE:  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that:

•	You invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods;

•	Your investment has a 5% return each year; and

•	The Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$45	$141	$246	$555

This example should not be considered to represent actual expenses or performance from the past or for the future.

9  /  Dodge & Cox Funds

INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS

AND DISCLOSURE OF PORTFOLIO HOLDINGS

This section takes a closer look at the investment objectives of each Fund, their principal investment strategies and certain risks of investing in each Fund. This section also provides information regarding the Funds’ disclosure of portfolio holdings.

Dodge & Cox Stock Fund

Investment Objectives and Principal Investment Strategies

The Fund’s primary objective is to provide shareholders with an opportunity for long-term growth of principal and income. A secondary objective is to achieve a reasonable current income. These objectives may not be changed without shareholder approval. Investors should recognize that the market risks inherent in investment cannot be avoided, nor is there any assurance that the investment objectives of the Fund will be achieved. The Fund seeks to achieve its objective by investing primarily in a diversified portfolio of common stocks. Under normal circumstances, the Fund will invest at least 80% of its total assets in common stocks including those securities of foreign issuers included in the S&P 500. The Fund may also purchase other types of securities, for example, preferred stocks and debt securities which are convertible into common stock (or which, in the opinion of Dodge & Cox, have predominantly common stock investment characteristics). The Fund may also invest up to 20% of its total assets in U.S. dollar-denominated securities of foreign issuers traded in the U.S. (such as American Depositary Receipts (ADRs)) that are not included in the S&P 500. Further information about specific investments is provided under Additional Information on Investments.

Moderate reserves in cash or short-term fixed-income securities may be held from time to time as Dodge & Cox may deem advisable. For temporary, defensive purposes, the Fund may invest, without limitation, in U.S. dollar-denominated money market securities. As a result of taking this defensive position, the Fund may not achieve its investment objectives. Nevertheless, the long-term emphasis is to maintain a fully invested equity fund.

Securities selected for the Fund are predominantly those which, in the view of Dodge & Cox, have positive prospects for long-term growth of principal and income not reflected in the current price. Prospective earnings, cash flow and dividends are considered in making these stock selections. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities. The Fund’s policies as described above may be changed without shareholder approval; however, these policies will not be changed without 60 days prior notice to shareholders.

In an attempt to minimize unforeseen risks in holding the securities of a single issuer, the Fund seeks to provide investment diversification. Although there is no restriction on the number of changes in security holdings, purchases are made with a view to long-term holding and not for short-term trading purposes. (The Fund’s portfolio turnover rates for the fiscal years ended December 31, 2005, 2004, and 2003 were 12%, 11%, and 8%, respectively.) However, during rapidly changing economic, market and political conditions, portfolio turnover may be higher than in a more stable period. A higher turnover rate might result in increased transaction expenses and the realization of capital gains and losses (see Federal Income Taxes). It is the general practice of the Fund to invest in securities with ready markets, mainly issues listed on national securities exchanges.

Dodge & Cox International Stock Fund

Investment Objective and Principal Investment Strategies

The Fund’s objective is to provide shareholders with an opportunity for long-term growth of principal and income. This objective may not be changed without shareholder approval. Investors should recognize that the market risks inherent in investment cannot be avoided, nor is there any assurance that the investment objective of the Fund will be achieved.

The Fund seeks to achieve its objective by investing primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. Under normal circumstances, the Fund will invest at least 80% of its total assets in common stocks, preferred stocks, securities convertible into common stocks and securities that carry the right to buy common stocks of non-U.S. companies excluding non-U.S. companies included in the S&P 500. The Fund also invests in American, European and Global Depositary Receipts. Further information about specific investments is provided under Additional Information on Investments.

Dodge & Cox Funds  /  10

Moderate reserves in cash or short-term fixed-income securities may be held from time to time as Dodge & Cox may deem advisable. For temporary, defensive purposes, the Fund may invest, without limitation, in U.S. dollar-denominated money market securities. As a result of taking this defensive position, the Fund may not achieve its investment objective. Nevertheless, the long-term emphasis is to maintain a fully invested equity fund.

Securities selected for the Fund are predominantly those which, in the view of Dodge & Cox, have positive prospects for long-term growth of principal and income not reflected in the current price. Prospective earnings, cash flow and dividends are considered in making these stock selections. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities. The Fund’s policies as described above may be changed without shareholder approval; however, these policies will not be changed without 60 days prior notice to shareholders.

In an attempt to minimize unforeseen risks in holding the securities of a single issuer, the Fund seeks to provide investment diversification. Although there is no restriction on the number of changes in security holdings, purchases are made with a view to long-term holding and not for short-term trading purposes. (The Fund’s portfolio turnover rates for the fiscal years ended December 31, 2005, 2004, and 2003 were 7%, 6%, and 11%, respectively.) However, during rapidly changing economic, market and political conditions, portfolio turnover may be higher than in a more stable period. A higher turnover rate might result in increased transaction expenses and the realization of capital gains and losses (see Federal Income Taxes). It is the general practice of the Fund to invest in foreign securities with ready markets, mainly issues listed on U.S. and foreign national securities exchanges.

Dodge & Cox Balanced Fund

Investment Objectives and Principal Investment Strategies

The Fund’s objectives are to provide shareholders with regular income, conservation of principal and an opportunity for long-term growth of principal and income. These objectives may not be changed without shareholder approval. Investors should recognize that the market risks inherent in investment cannot be avoided, nor is there any assurance that the investment objectives of the Fund will be achieved. Reasonable appreciation in favorable periods and conservation of principal in adverse times are objectives that require flexibility in managing the assets of the Fund under constantly changing investment conditions. Therefore, the proportions held in common and preferred stocks and fixed-income securities are revised by Dodge & Cox when considered advisable in light of Dodge & Cox’s appraisal of business and investment prospects.

Under normal circumstances, it is the policy of the Fund to maintain no more than 75% of its total assets in common stocks, preferred stocks and that portion of the value of convertible securities attributable to the conversion right including securities of foreign issuers included in the S&P 500. Fixed-income securities are held for their relative stability of principal and income, as well as for a reserve which can be used to take advantage of investment opportunities. The Fund may also invest up to 20% of its total assets in U.S. dollar-denominated securities of foreign issuers traded in the U.S. (such as ADRs and Yankee bonds) that are not included in the S&P 500. Moderate reserves in cash or short-term fixed-income securities may be held from time to time as Dodge & Cox may deem advisable. For temporary, defensive purposes, the Fund may invest, without limitation, in U.S. dollar-denominated money market securities. As a result of taking this defensive position, the Fund may not achieve its investment objectives. Further information about specific investments is provided under Additional Information on Investments.

It is the Fund’s policy to invest the fixed-income portion of the Fund primarily in investment-grade debt securities rated Baa or higher by Moody’s or BBB or higher by S&P or Fitch or equivalently rated by any NRSRO. A maximum of 20% of the fixed-income portion of the Fund may be invested in debt obligations rated below investment grade if, in the opinion of Dodge & Cox, they are of suitable quality, provide attractive investment opportunities and have a minimum rating of B by Moody’s, S&P or Fitch or equivalently rated by any NRSRO. Unrated debt securities may be purchased if deemed to be of investment grade quality by Dodge & Cox. Securities rated Baa or BBB or below have speculative characteristics. Securities rated B may yield a higher level of current income than higher-quality securities, but generally have less liquidity, greater credit risk and more price volatility. An explanation of Moody’s, Fitch’s and S&P’s rating categories is included in Appendix A to the SAI.

A substantial portion of the Fund’s assets will be maintained in common stocks which, in the view of Dodge & Cox, have positive prospects for long-term growth of principal and income not reflected in the current price. Prospective earnings, cash flow and dividends are considered in making these stock selections. The level of security prices and the trend of business activity are

11  /  Dodge & Cox Funds

considered in determining the total investment position of the Fund in equities at any time. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities. The Fund’s policies as described above may be changed without shareholder approval; however, these policies will not be changed without 60 days prior notice to shareholders.

The proportion of the Fund’s assets held in the various fixed-income securities will be revised as appropriate in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In making investment decisions, Dodge & Cox will take many factors into consideration including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

In an attempt to minimize unforeseen risks in holding the securities of a single issuer, the Fund seeks to provide investment diversification. Although there is no restriction on the number of changes in security holdings, purchases are made with a view to long-term holding and not for short-term trading purposes. (The Fund’s portfolio turnover rates for the fiscal years ended December 31, 2005, 2004 and 2003 were 18%, 18% and 19%, respectively.) However, during rapidly changing economic, market and political conditions, portfolio turnover may be higher than in a more stable period. A higher turnover rate might result in increased transaction expenses and the realization of capital gains and losses (see Federal Income Taxes). It is the general practice of the Fund to invest mainly in equity securities listed on national securities exchanges and securities with ready markets.

Dodge & Cox Income Fund

Investment Objectives and Principal Investment Strategies

The Fund’s primary objective is to provide shareholders with a high and stable rate of current income consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation. These objectives may not be changed without shareholder approval. Investors should recognize that the market risks inherent in investment cannot be avoided, nor is there any assurance that the investment objectives of the Fund will be achieved.

The Fund seeks to achieve its objectives by investing in a diversified portfolio of fixed-income securities. Under normal circumstances, the Fund will invest at least 80% of its total assets in the following: (1) debt obligations issued or guaranteed by the U.S. government, its agencies or GSEs; (2) investment-grade debt securities rated Baa or higher by Moody’s, BBB or higher by S&P or Fitch or equivalently rated by any NRSRO, including U.S. dollar-denominated foreign issues and issues of supranational agencies; (3) unrated securities if deemed to be of investment-grade quality by Dodge & Cox; and (4) bankers’ acceptances, bank certificates of deposit, repurchase agreements and commercial paper. At least 65% of the Fund’s total assets will be invested in category (1) securities and in category (2) securities rated in the top three rating categories. The Fund will invest no more than 25% of its total assets in U.S. dollar-denominated securities of foreign issuers. Further information about specific investments is provided under Additional Information on Investments.

No more than 20% of the Fund’s total assets may be invested in other fixed-income instruments including: debt obligations rated below investment grade if, in the opinion of Dodge & Cox, they are of suitable quality, provide attractive investment opportunities and have a minimum rating of B by Moody’s, Fitch or S&P or equivalently rated by any NRSRO; preferred stock; and corporate bonds convertible into common stocks or carrying warrants to purchase common stock. It should be noted that securities rated Baa or BBB or below have speculative characteristics. Securities rated B may yield a higher level of current income than higher-quality securities, but generally have less liquidity, greater credit risk and more price volatility. An explanation of Moody’s, Fitch’s and S&P’s rating categories is included in Appendix A to the SAI.

The proportion of the Fund’s assets held in the various fixed-income securities will be revised as appropriate in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In making investment decisions, Dodge & Cox will take many factors into consideration including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

The Fund attempts to achieve its secondary objective of capital appreciation through such techniques as fundamental research (i.e., seeking a security or group of securities which Dodge & Cox believes to be undervalued) and by making gradual adjustments in the average maturity of the Fund’s portfolio.

The average maturity of the Fund’s portfolio at any given time depends, in part, on Dodge & Cox’s assessment of economic and market conditions and the relative yields of securities in the marketplace and Dodge & Cox’s expectation regarding the future level of inflation and interest rates. Dodge & Cox normally invests

Dodge & Cox Funds  /  12

in an array of securities with short, intermediate and long maturities in varying proportions.

Purchases and sales of securities are generally made for long-term fundamental investment reasons rather than for short-term trading purposes. Nevertheless, Dodge & Cox may sell any of the securities in the Fund, regardless of the length of time held, in seeking to achieve the objectives of the Fund.

Moderate reserves in cash or short-term fixed-income securities may be held from time to time as Dodge & Cox may deem advisable. For temporary, defensive purposes, the Fund may invest, without limitation, in U.S. dollar-denominated money market securities. As a result of taking this defensive position, the Fund may not achieve its investment objectives.

In seeking to achieve the objectives of the Fund, Dodge & Cox may purchase securities on a when-issued basis, purchase or sell securities for delayed delivery and lend portfolio securities. The Fund’s investment policies as set forth above may be changed without shareholder approval; however, these policies will not be changed without 60 days prior notice to shareholders.

Although there is no restriction on the number of changes in security holdings, purchases are made with a view to long-term holding and not for short-term trading purposes. (The Fund’s portfolio turnover rates for the fiscal years ended December 31, 2005, 2004 and 2003 were 24%, 30% and 41%, respectively.) However, during rapidly changing economic, market and political conditions, portfolio turnover may be higher than in a more stable period. A higher turnover rate might result in increased transaction expenses and the realization of capital gains and losses (see Federal Income Taxes).

Investment Restrictions

The Funds have adopted certain restrictions designed to achieve diversification of investment and to reduce investment risk. Each Fund may not: (a) invest more than 5% of the value of its total assets in the securities of any one issuer, nor acquire more than 10% of the voting securities of any one issuer; (b) concentrate investments of more than 25% of the value of its total assets in any one industry; (c) borrow money except as a temporary measure for extraordinary or emergency purposes; (d) make loans, except for the purchase of debt securities and for loans of portfolio securities by the Dodge & Cox International Stock and Income Funds. Restrictions (a) and (b) above do not apply to obligations issued or guaranteed by the U.S. government, its agencies or GSEs, or issues backed or collateralized by such obligations. The investment restrictions described in this paragraph and in the SAI may be changed only with the approval of that Fund’s shareholders.

The percentage limitations included in the investment restrictions and elsewhere in this prospectus apply at the time of purchase of a security. So, for example, if a Fund exceeds a limit as a result of market fluctuations or the sale of other securities, it will not be required to dispose of any securities.

Investment Risks

You should understand that all U.S. and foreign investments involve risks, and there can be no guarantee against loss resulting from an investment in the Funds, nor can there be any assurance that a Fund’s investment objective(s) will be attained. There are further risk factors described elsewhere in this prospectus and in the SAI.

Investments in stocks are subject to market risks that cause their prices to fluctuate over time (i.e., the possibility that stock prices will decline over short or extended periods). Prices of fixed-income securities are sensitive to changes in the market level of interest rates. In general, as interest rates rise, the prices of fixed-income securities fall, and conversely, as interest rates fall, the prices of these securities rise. Yields on short, intermediate and long-term securities are dependent on a variety of factors, including the general conditions of the money and fixed-income securities markets, the size of a particular offering, the terms and conditions of the obligation (e.g., maturity, coupon, and call features), and the credit quality and rating of the issue. Debt securities with longer maturities tend to have higher yields and are generally subject to potentially greater volatility than obligations with shorter maturities and lower yields. Furthermore, because yield levels on securities vary with changing interest rates, no specific yield on shares of a Fund can be guaranteed. Since the Dodge & Cox Income Fund and the fixed-income portion of the Dodge & Cox Balanced Fund will be invested primarily in investment-grade debt securities, the Funds generally will not yield as high a level of current income as funds that invest primarily in lower-quality debt securities which generally have less liquidity, greater market risk and greater price volatility. The value of stocks and fixed-income securities may also be affected by changes in the financial condition of, and other events affecting, specific issuers. Fluctuations in the value of the securities in which a Fund invests will cause the Fund’s share price to fluctuate. An investment in the Funds, therefore, may be more suitable for long-term investors who can bear the risk of short and long-term fluctuations in a Fund’s share price.

After purchase by a Fund, a debt security may cease to be rated or its rating may be reduced below the minimum required for purchase by a Fund. Neither event will require a sale of such

13  /  Dodge & Cox Funds

security by a Fund. However, Dodge & Cox will consider such event in its determination of whether the Fund should continue to hold the security.

Foreign securities involve some special risks such as exposure to potentially adverse foreign political and economic developments; market instability; nationalization and exchange controls; potentially lower liquidity and higher volatility; possible problems arising from accounting, disclosure, settlement and regulatory practices that differ from U.S. standards; foreign taxes that could reduce returns; higher transaction costs and foreign brokerage and custodian fees; inability to vote proxies, exercise shareholder rights, pursue legal remedies and obtain judgments with respect to foreign investments in foreign courts; possible insolvency of a subcustodian or securities depository; and the risk that fluctuations in foreign exchange rates will decrease the investment’s value (although favorable changes can increase its value). These risk factors are increased by the Dodge & Cox International Stock Fund’s investments in emerging markets.

The Dodge & Cox Balanced Fund, with its mixture of investments in common stocks and fixed-income securities, may entail less investment risk (and a potentially lower return) than a mutual fund investing only in common stocks.

Dodge & Cox follows a disciplined approach to investing in which investment ideas are considered by investment committees and decisions are applied to all eligible clients (including the Funds and separate account clients) within a particular strategy. This process involves establishment of target allocations and securities position limits that are applied across all relevant client portfolios. It is possible that certain investment opportunities that would be available to a smaller mutual fund may not be available to the Funds due to factors related to the size of the Funds, including the inability of the Funds to take significant positions in limited investment opportunities or the inability of the Funds to add significantly to or dispose of existing securities positions. Any of these factors could negatively impact the investment performance of the Funds.

Disclosure of Portfolio Holdings

A complete description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is available in the SAI.

The Funds provide a complete list of their holdings four times in each fiscal year, as of the end of each quarter. The lists appear in the Funds’ First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Funds file the lists with the SEC on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Funds’ Forms N-CSR and N-Q on the SEC’s website at www.sec.gov. Forms N-CSR and N-Q may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by calling 1-202-942-8090 (direct) or 1-800-SEC-0330 (general SEC number). A complete list of the Funds’ quarter-end holdings is also available at www.dodgeandcox.com on or about 15 days following each quarter end and remains available on the web site until the list is updated for the subsequent quarter.

Additional Information on Investments

COMMON STOCKS (DODGE & COX STOCK FUND, DODGE & COX INTERNATIONAL STOCK FUND AND DODGE & COX BALANCED FUND) Stocks represent shares of ownership in a company. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company’s stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities.

PREFERRED STOCKS  Each Fund may invest in preferred stocks. Generally, a preferred stock has a specified dividend and ranks after bonds but before common stocks in its claim on income for dividend payments and on assets should the issuing company be liquidated.

CONVERTIBLE SECURITIES  Each Fund may invest in debt or preferred equity securities convertible into or exchangeable for equity securities. Traditionally, convertible securities have paid dividends or interest at rates higher than common stocks but lower than nonconvertible securities. They generally participate in the appreciation or depreciation of the underlying stock into which they are convertible, but to a lesser degree. In recent years, convertibles have been developed which combine higher or lower current income with other features.

FOREIGN SECURITIES  Each Fund may invest in U.S. dollar-denominated securities of foreign issuers traded in the U.S. The Dodge & Cox International Stock Fund may also invest in foreign currency-denominated securities of foreign issuers. Such investments increase a portfolio’s diversification and may enhance return, but they also involve some special risks.

FOREIGN CURRENCIES — FORWARD CURRENCY CONTRACTS (DODGE & COX INTERNATIONAL STOCK FUND)  Many of the Fund’s investments are denominated in foreign currencies. In managing

Dodge & Cox Funds  /  14

currency exposure, the Fund may enter into forward currency contracts. A forward currency contract involves an agreement to purchase or sell a specified currency at a specified future price set at the time of the contract. When the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, it may desire to “lock in” the U.S. dollar price of the security. The Fund will only enter into forward contracts for hedging and not for purposes of speculation. Under normal market conditions, no more than 25% of the Fund’s assets may be committed to currency exchange contracts.

U.S. GOVERNMENT OBLIGATIONS  A portion of each Fund may be invested in obligations issued or guaranteed by the U.S. government, its agencies or GSEs. Some of the obligations purchased by a Fund are backed by the full faith and credit of the U.S. government and are guaranteed as to both principal and interest by the U.S. Treasury. Examples of these include direct obligations of the U.S. Treasury, such as U.S. Treasury bills, notes and bonds, and indirect obligations of the U.S. Treasury, such as obligations of the Government National Mortgage Association, the Small Business Administration, the Maritime Administration, the Farmers Home Administration and the Department of Veterans Affairs.

While the obligations of many of the agencies of the U.S. government are not direct obligations of the U.S. Treasury, they are generally backed indirectly by the U.S. government. Some of the agencies are indirectly backed by their right to borrow from the U.S. government, such as the Federal Financing Bank, the Federal Home Loan Banks and the U.S. Postal Service. Other agencies and GSEs are supported solely by the credit of the agency or GSE itself, but are given additional support due to the U.S. Treasury’s authority to purchase their outstanding debt obligations. GSEs include, among others, the Federal Home Loan Banks, the Federal Farm Credit Banks, Freddie Mac and Fannie Mae. No assurance can be given that the U.S. government would provide support to GSEs, and these entities’ securities are neither issued nor guaranteed by the U.S. Treasury.

Furthermore, with respect to the U.S. government securities purchased by the Fund, guarantees as to the timely payment of principal and interest do not extend to the value or yield of these securities, nor do they extend to the value of a Fund’s shares. A Fund may invest in these securities if Dodge & Cox believes they offer an expected return commensurate with the risks assumed.

MORTGAGE PASS-THROUGH SECURITIES (DODGE & COX BALANCED FUND AND DODGE & COX INCOME FUND) Mortgage pass-through securities are guaranteed by an agency of the U.S. government or are issued by a private entity. These securities represent ownership in “pools” of mortgage loans and are called “pass-throughs” because principal and interest payments are passed through to security holders monthly. The security holder may also receive unscheduled principal payments representing prepayments of the underlying mortgage loans. When a Fund reinvests the principal and interest payments, it may receive a rate of interest which is either higher or lower than the rate on the existing mortgage security.

During periods of declining interest rates there is increased likelihood that mortgage securities may be prepaid more quickly than assumed rates. Such prepayment would most likely be reinvested at lower rates. On the other hand, if the pass-through securities had been purchased at a discount, then such prepayment of principal may benefit the portfolio. Conversely, in a rising interest rate environment, mortgage securities may be prepaid at a rate slower than expected. In this case, the current cash flow of the bond generally decreases. A slower prepayment rate effectively lengthens the time period the security will be outstanding and may adversely affect the price and the price volatility of the security.

COLLATERALIZED MORTGAGE OBLIGATIONS (DODGE & COX BALANCED FUND AND DODGE & COX INCOME FUND)  Collateralized mortgage obligations (CMOs) are private entity-, U.S. government agency- or GSE-issued multi-class bonds that are collateralized by U.S. government agency- or GSE-guaranteed mortgage pass-through securities. The issuer typically issues multiple classes, or “tranches”, of bonds, the debt service of which is provided by the principal and interest payments from the mortgage pass-through securities in the trust. Each of these tranches is valued and traded separately based on its distinct cash flow characteristics. Dodge & Cox will purchase a tranche with the weighted-average life and cash flow characteristics that it believes will contribute to achieving the objectives of a Fund.

All CMOs purchased by a Fund will be issued or guaranteed by a U.S. government agency or GSE or have a AA or higher rating by either S&P, Fitch or Moody’s or equivalently rated by any NRSRO. To qualify for this rating, a CMO is structured so that even under conservative default, prepayment and reinvestment assumptions, the principal and interest payments from the collateral are expected to meet or exceed the cash flow obligations of all the tranches of the CMO. However, there are risks associated with CMOs which relate to the risks of the underlying mortgage pass-through securities (i.e., an increase or decrease in prepayment rates, resulting from a decrease or increase in mortgage interest rates, will affect the yield, average life and price of CMOs). In a falling interest rate environment, the mortgage securities may be prepaid faster than the assumed rate. In this scenario, the prepayments of principal will generally be reinvested at a rate which is lower than the rate that the security holder is currently receiving. Conversely, in a rising interest rate environment, the mortgage collateral may be prepaid at a rate which is slower than the assumed rates. In this case, the current cash flow of the bond generally decreases. A reduced prepayment rate effectively lengthens the average life of the security and may adversely affect the price and price volatility of the security.

15  /  Dodge & Cox Funds

HOW TO PURCHASE SHARES

If the Fund’s transfer agent, Boston Financial Data Services, Inc. (Boston Financial Data Services), receives your request in good order before the close of trading on the New York Stock Exchange (NYSE) (generally 4 p.m. Eastern time (ET)), your transactions will be priced at that day’s net asset value (NAV). If your request is received after 4 p.m., it will be priced at the next business day’s NAV. The Funds are offered on a no-load basis. You do not pay sales commissions or 12b-1 distribution fees.

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT

MINIMUM INVESTMENT	$2,500 (regular account); $1,000 (IRAs)	$100

BY MAIL

Regular Mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, MA 02266-8422

Express, Certified or Registered Mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

30 Dan Road

Canton, MA 02021-2809

Complete and sign the Account Application (IRA Account Application/Adoption Agreement for an IRA).

Call 1-800-621-3979 or visit

the Funds’ web site at

www.dodgeandcox.com to receive

the appropriate forms.

		Mail your check with an Invest-By-Mail form detached from your confirmation statement.
	Make your check payable to Dodge & Cox Funds. All purchases must be made in U.S. dollars, and checks must be drawn on U.S. banks.

IMPORTANT NOTE: The Funds will not accept third party checks, traveler’s checks or money orders.

BY INTERNET www.dodgeandcox.com

You may not make an initial purchase of a Fund’s shares via the Internet.

Visit the Funds’ web site at www.dodgeandcox.com and click on “Account Access” to exchange from your existing Dodge & Cox Fund account to a new account with the same registration.

		Visit the Funds’ web site at www.dodgeandcox.com and click on “Account Access” to make subsequent investments directly from your bank account or exchange from another Dodge & Cox Fund account with the same registration.

IMPORTANT NOTE: Only bank accounts held at domestic financial institutions that are Automated Clearing House (ACH) members may be used for telephone or Internet transactions. This option will become effective approximately 15 business days after the Account Application is received by Boston Financial Data Services. The price paid for shares of a Fund will be the next determined NAV after Boston Financial Data Services receives your investment instructions. Your order may be canceled if payment is not received by the third business day after your order is placed.

Dodge & Cox Funds  /  16

How to Purchase Shares (continued)

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT

BY TELEPHONE 1-800-621-3979 Client Services Business Hours: Monday–Friday 9 a.m.–8 p.m. ET

You may not use telephone transactions for initial purchases of a Fund’s shares.

Call Client Services during business hours to exchange from another Dodge & Cox Fund account with the same registration.

Call Client Services during business hours to make subsequent investments directly from your bank account or exchange from another Dodge & Cox Fund account with the same registration.

BY WIRE Wire to: State Street Bank and Trust Company Boston, MA ABA 0110 0002 8 Deposit DDA 9905-351-4 FFC Dodge & Cox (Fund Name) Fund Fund # / Account # Account Registration

Prior to making an initial investment by wire, a completed Account Application (IRA Account Application/Adoption Agreement for an IRA) must have been received by the Fund. Once an account number has been assigned, call

1-800-621-3979 to notify the Fund of your wire transaction.

Call Client Services at 1-800-621-3979 to notify the Funds of your wire transaction.

AUTOMATICALLY	The Funds offer ways to invest automatically. Call Client Services at 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com and request or download the Account Options Form (IRA Account Options Form for IRA Accounts) to establish this service. See Automatic Investment Plan.

IMPORTANT NOTE: If you buy Fund shares through a registered broker/dealer, financial institution or investment adviser, the broker/dealer, financial institution or adviser may charge you a service fee.

Telephone conversations may be recorded or monitored for verification, recordkeeping and quality-assurance purposes.

17  /  Dodge & Cox Funds

DODGE & COX STOCK AND BALANCED FUNDS – CLOSED TO NEW INVESTORS The Dodge & Cox Stock and Balanced Funds (each, a “Closed Fund”) are closed to new investors. Management believes that it is in the best interests of the Closed Funds’ shareholders to reduce the volume and pace of assets moving into the Closed Funds.

In addition, you are not permitted to exchange shares of other Dodge & Cox Funds for shares of a Closed Fund unless you are an existing shareholder of the same Fund.

You may continue to purchase shares of a Closed Fund if:

•	You are an existing shareholder of the same Fund (either directly or through a financial intermediary) and you:

•	add to your account through the purchase of additional shares of the same Fund; or

•	add to your account through the reinvestment of dividends and cash distributions from any shares owned in the same Fund; or

•	open a new account that is registered in your name or has the same taxpayer identification or social security number assigned to it. (Includes UGMA/UTMA accounts with you as custodian.) This applies only to individuals or organizations opening accounts for their own benefit. It does not apply to institutions opening accounts on behalf of their clients. Note to Omnibus Account Holders: Institutions that maintain omnibus account arrangements with a Closed Fund are not allowed to purchase shares of the Closed Fund in their omnibus accounts for clients who do not currently own shares of the Closed Fund.

•	You are an existing, non-institutional, separately managed account client of the Funds’ investment manager, Dodge & Cox.

•	You are a participant in a qualified defined contribution retirement plan (for example, 401(k) plans, profit sharing plans and money purchase plans), 403(b) plan or 457 plan (each, a “Plan”) that invests through existing accounts in a Closed Fund. A Plan may open new participant accounts within the Plan. IRA transfers and rollovers from a Plan can be used to open new accounts in the same Fund.

•	You are a current trustee or officer of the Trust, or an employee of Dodge & Cox or a member of the immediate family of any of these persons.

Once an account is closed, additional investments will not be accepted unless you meet one of the specified criteria above. Management reserves the right to: (i) make additional exceptions that, in its judgment, do not adversely affect its ability to manage a Closed Fund; (ii) reject any investment or refuse any exception, including those detailed above, that it believes will adversely affect its ability to manage a Closed Fund; and (iii) close and re-open a Fund to new or existing shareholders at any time. You may be required to demonstrate eligibility to buy shares of a Closed Fund before an investment is accepted.

The Dodge & Cox International Stock and Income Funds remain open to all investors, and you may purchase shares of those Funds at any time.

IMPORTANT INFORMATION ABOUT PURCHASES To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions, including the Funds, to obtain, verify and record information that identifies each person who opens an account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. For your account to be in good order, the Funds must obtain the following information:

•	Name;

•	Date of birth (for individuals);

•	Physical residential address (post office boxes are still permitted for mailing); and

•	Social Security Number, Taxpayer Identification Number or other identifying number.

Following receipt of your information, the Funds are required to verify your identity. You may be asked to provide certain other documentation (such as a driver’s license or a passport) in order to verify your identity. Additional information may be required to open accounts for corporations and other non-natural persons.

The USA Patriot Act prohibits the Funds and other financial institutions from opening accounts unless the minimum identifying information listed above is received and the Funds can verify your identity. If the Funds are unable to verify your identity, the Funds are required to not open your account, close your account or take other steps the Funds deem reasonable.

All purchases are subject to acceptance by a Fund, and the price of the shares will be the NAV which is next computed after receipt by Boston Financial Data Services, or other authorized agent or sub-agent, of the purchase in proper form (see Pricing of Shares). If your payment is not received or you pay with a check or ACH transfer that does not clear, your purchase will be canceled. You will be responsible for any losses or expenses (including a $20 fee) incurred by a Fund or Boston Financial Data Services, and a Fund can redeem shares you own in this or another identically registered Dodge & Cox Fund account as reimbursement. The Funds and their agents have the right to reject or cancel any purchase, exchange or redemption due to

Dodge & Cox Funds  /  18

nonpayment. All purchases will be invested in full and fractional shares, and you will receive a confirmation statement.

The Funds do not offer their shares for sale outside of the United States.

Certificates (for full shares only) are not issued unless requested by you.

If you fail to furnish a Fund with your correct and certified Social Security or Taxpayer Identification Number, the Fund may be required to withhold federal income tax (backup withholding) from dividends, capital gain distributions and redemptions.

The Funds and their agents reserve the right to accept initial purchases by telephone; to cancel or rescind any purchase or exchange (for example, if an account has been restricted due to excessive trading or fraud); to freeze any account and temporarily suspend services on the account when notice has been received of a dispute between the registered or beneficial account owners or there is reason to believe a fraudulent transaction may occur; to otherwise modify the conditions of purchase and any services at any time; or to act on instructions believed to be genuine.

HOW TO REDEEM OR EXCHANGE SHARES

You may withdraw any part of your account by selling shares. The sale price of your shares will be the Fund’s next-determined NAV after Boston Financial Data Services receives all required documents in good order.

Good order means that the request includes:

•	Fund name and account number;

•	Amount of the transaction (in dollars or shares);

•	Signatures of all owners exactly as registered on the account (for written requests);

•	Medallion signature guarantee, if required (see Signature Guarantees);

•	Any certificates you are holding for the account;

•	Corporate/Institutional accounts only: A certified corporate resolution dated within the last six months (or a certified corporate resolution and letter of indemnity) must be on file with Boston Financial Data Services; and

•	Any supporting legal documentation that may be required.

Sale or exchange requests received after the close of trading on the NYSE (generally 4 p.m. ET) are processed at the next business day’s NAV. No interest will accrue on amounts represented by uncashed redemption checks.

The Funds reserve the right to close any non-IRA account in which the balance falls below the minimum initial investment.

ACCOUNT TYPE

BY INTERNET www.dodgeandcox.com

ALL TYPES EXCEPT IRA ACCOUNTS

Visit the Funds’ web site at www.dodgeandcox.com and click on “Account Access” to sell or exchange shares. You can exchange shares from a Fund to open an account in another Fund or to add to an existing account with an identical registration.

IRA ACCOUNTS

You may not redeem shares from an IRA account via the Internet. You can exchange shares from a Fund to open an IRA account in another Fund or to add to an existing account with an identical registration.

BY TELEPHONE (800) 621-3979 Client Services Business Hours: Monday–Friday 9 a.m.–8 p.m. ET

ALL TYPES

Call Client Services during business hours to sell or exchange shares. You can exchange shares from a Fund to open an account in another Fund or to add to an existing account with an identical registration.

19  /  Dodge & Cox Funds

How to Redeem or Exchange Shares (continued)

ACCOUNT TYPE

BY MAIL

Regular Mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, MA 02266-8422

Express, Certified or Registered Mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

30 Dan Road

Canton, MA 02021-2809

ALL TYPES EXCEPT IRA ACCOUNTS

Send a letter of instruction signed by all registered account holders. Include the Fund name and account number and (if you are selling) a dollar amount or number of shares OR (if you are exchanging) the name of the Fund you want to exchange into and a dollar amount or number of shares. To exchange into an account with a different registration (including a different name, address, or taxpayer identification number), you must provide Boston Financial Data Services with written instructions that include the Medallion guaranteed signatures of all current account owners. See Signature Guarantees and Change in Account Registration and Transfer of Shares.

IRA ACCOUNTS

To make a distribution from your IRA, call Client Services or visit the Funds’ web site at www.dodgeandcox.com and request or download an IRA Distribution Form.

AUTOMATICALLY	The Funds offer ways to sell shares automatically. Call Client Services at 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com and request or download the Account Options Form (IRA Distribution Form for IRA accounts) to establish this service. See Systematic Withdrawal Plan.

REDEMPTION PAYMENTS MAY BE MADE BY CHECK, WIRE OR ACH

BY CHECK  Checks will be made payable to you and will be sent to your address of record. If the proceeds of the redemption are requested to be sent to other than the address of record or if the address of record has been changed within 30 days of the redemption request, the request must be in writing with your signature(s) Medallion guaranteed.

BY WIRE  The Fund will wire redemption proceeds only to the bank account designated on the Account Application or in written instructions—with Medallion signature guarantee—received with the redemption order.

BY ACH  Redemption proceeds can be sent to your bank account by ACH transfer. You can elect this option by completing the appropriate section of the Account Application. There is a $100 minimum per ACH transfer. ACH transfers for IRA accounts are only available for Systematic Withdrawal Plans.

SIGNATURE GUARANTEES  You may need to have your signature Medallion guaranteed in certain situations, such as:

•	Written requests to wire redemption proceeds (if not previously authorized on the Account Application).

•	Sending redemption proceeds to any person, address or bank account not on record.

•	Transferring redemption proceeds to a Dodge & Cox Fund account with a different registration (name/ownership) from yours.

•	Establishing certain services after the account is opened.

A Medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide signature guarantees.

REDEMPTIONS-IN-KIND  The Funds reserve the right, if conditions exist which make cash payments undesirable, to honor any request for redemption by making payment in whole or in part in readily marketable securities chosen by a Fund and valued as they are for purposes of computing a Fund’s NAV. If payment is made in securities, a shareholder may incur transaction expenses in converting these securities to cash. The Funds have elected,

Dodge & Cox Funds  /  20

however, to be governed by Rule 18f-1 under the Investment Company Act, as a result of which a Fund is obligated to redeem shares, with respect to any one shareholder during any 90-day period, solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of the period.

IRA ACCOUNTS  Redemption requests for IRA accounts must include instructions regarding federal income tax withholding. Unless you have elected otherwise, your redemptions will be subject to income tax withholding. State withholding may also apply.

IMPORTANT INFORMATION ABOUT REDEMPTIONS  Under certain circumstances, Boston Financial Data Services may require additional documents, including stock powers with signatures Medallion guaranteed, trust instruments, death certificates, appointments as executor and certificates of corporate authority. If certificates have been issued for any of the shares to be redeemed, such certificates must be delivered to Boston Financial Data Services. For any questions regarding documentation or signature requirements for trusts, estates, corporations, etc., please call Client Services (1-800-621-3979).

The redemption price will be the NAV which is next computed after receipt of a redemption request in good order (see Pricing of Shares) by Boston Financial Data Services or other authorized agent or sub-agent. The redemption price may be more or less than your cost, depending upon the market value of a Fund’s investments at the time of redemption. Redemption payments are made as soon as practicable, generally within two business days, but no later than the seventh day after the effective date for redemption, or within such shorter period as may legally be required. If shares are redeemed within two weeks of purchase, a Fund may delay payment of the redemption proceeds until your purchase check or ACH purchase has cleared, which may take up to 15 days. There is no such delay when shares being redeemed were purchased by wiring Federal funds. The Funds may suspend your redemption right or postpone payment at times when the NYSE is closed or under any emergency circumstances as determined by the SEC. If the Post Office cannot deliver your check, or if your check remains uncashed for six months, the Funds reserve the right to reinvest your redemption proceeds in your account at the then-current NAV.

GENERAL TRANSACTION INFORMATION

EXCHANGING SHARES  An exchange is treated as a redemption and a purchase; and, therefore, you may realize a taxable gain or loss. You should read the current prospectus of the Fund into which the exchange is being made.

There is a $1,000 minimum for all exchanges. If a new account is being opened by exchange, the minimum investment requirements must be met. After the exchange, the account from which the exchange is made must have a remaining balance of at least $2,500 ($1,000 for an IRA account) in order to remain open. The Funds reserve the right to terminate or materially modify the exchange privilege upon 60 days’ advance notice to shareholders.

TELEPHONE AND INTERNET TRANSACTIONS  By using telephone or Internet purchase, redemption and/or exchange options, you agree to hold the Trust, Dodge & Cox, Boston Financial Data Services and each of their respective directors, trustees, officers, employees and agents harmless from any losses, expenses, costs or liability (including attorney fees) which may be incurred in connection with the exercise of these privileges. Generally, all shareholders are automatically eligible to use these options. However, you may elect to decline these options. For any questions regarding telephone or Internet transactions please call Client Services (1-800-621-3979). If a Fund does not employ reasonable procedures to confirm that the instructions received from any person with appropriate account information are genuine, the Fund may be liable for losses due to unauthorized or fraudulent instructions. If you are unable to reach a Fund by telephone or via the Internet because of technical difficulties, market conditions, or a natural disaster, you should make purchase, redemption and exchange requests by regular or express mail. If an account has multiple owners, a Fund may rely on the instructions of any one account owner. You should note that purchase and sales orders will not be canceled or modified once received in good order.

PROCESSING ORGANIZATIONS  You may purchase or sell Fund shares through a broker/dealer, bank or other financial institution, or an organization that provides recordkeeping and consulting services to 401(k) plans or other employee benefit plans (Processing Organization). Processing Organizations may charge you a fee for this service and may require different minimum initial and subsequent investments than the Funds. Processing Organizations may also impose other charges or restrictions different from those applicable to shareholders who invest in the Funds directly. A Processing Organization may be the shareholder of record of your shares. The Trust, Dodge & Cox, Boston Financial Data Services and each of their respective directors, trustees, officers, employees and agents are not responsible for the failure of any Processing Organization to carry out its obligations to its customers.

COMPENSATION TO CERTAIN PROCESSING ORGANIZATIONS

Dodge & Cox, at its expense without additional cost to the Funds or their shareholders, currently provides additional compensation to certain Processing Organizations.

21  /  Dodge & Cox Funds

These payments may be made, at the discretion of Dodge & Cox, to Processing Organizations for shareholder recordkeeping and similar administrative services provided to eligible employee benefit plans holding the Funds. The level of payments made to a qualifying Processing Organization in any given year will equal approximately 0.10% of the market value of the Stock, International Stock and Balanced Fund accounts serviced by the Processing Organization (0.08% of the market value of Income Fund accounts). A number of factors will be considered in determining whether payments should be paid to a Processing Organization, including the qualifying Processing Organization’s willingness to enter into an Administrative Service Agreement (or equivalent), the recordkeeping, reporting and processing services provided, and the quality of the relationship with the Funds. Dodge & Cox makes these payments to help defray the costs incurred by qualifying Processing Organizations in connection with efforts to maintain employee benefit plan accounts for participants in a cost efficient manner. Dodge & Cox will, on an annual basis, determine the advisability of continuing these payments. These payments may be more or less than the payments received by Processing Organizations with respect to other mutual funds and may influence your Processing Organization to make available a Fund over other mutual funds. You may ask your Processing Organization about these differing and divergent interests and how it is compensated for administering your Fund investment.

EXCESSIVE TRADING  The Funds are intended for long-term investment purposes and not for market timing or excessive short-term trading (excessive trading). The Funds’ Board of Trustees has approved excessive trading policies and procedures (excessive trading policy) designed to discourage excessive trading.

Although there is no generally applied standard in the marketplace as to what level of trading activity is excessive, a Fund may consider that you have violated the excessive trading policy if it determines:

•	You sell or exchange shares within a short period of time after the shares were purchased;

•	You enter into a series of transactions that is indicative of an excessive trading pattern or strategy; or

•	The Fund reasonably believes that you have engaged in such practices in connection with other mutual funds.

Certain transactions are exempt from the excessive trading policy:

•	Shares purchased through reinvested distributions (dividends and capital gains);

•	Shares purchased through an automatic investment plan;

•	Shares sold through a systematic withdrawal plan;

•	Retirement plan contributions;

•	Required distributions from individual retirement accounts (IRA), pension or other retirement plans, and charitable organizations or endowments; and

•	IRA transfer of assets, Roth IRA conversions or IRA recharacterizations.

Excessive trading may present risks to you or to a Fund in which you are a shareholder, including:

•	Negatively impacting a Fund’s performance;

•	The potential for dilution in the value of a Fund’s shares;

•	Interference with the efficient management of a Fund’s portfolio, such as the need to maintain undesirably large cash positions or to buy or sell securities it otherwise would not have bought or sold;

•	Losses on the sale of investments resulting from the need to sell securities at less favorable prices;

•	Increased taxable gains to a Fund’s remaining shareholders resulting from the need to sell securities to meet redemption requests; and

•	Increased brokerage and administrative costs.

These risks may be greater for the Dodge & Cox International Stock Fund because it invests in foreign securities, which are believed to be more susceptible to pricing inefficiencies and time zone arbitrage. Time zone arbitrage may occur because of time zone differences between the foreign markets on which the Dodge & Cox International Stock Fund’s foreign portfolio securities trade and the time as of which the Fund’s NAV is calculated. For example, traders engaging in time zone arbitrage may seek to exploit changes in value of Dodge & Cox International Stock Fund’s portfolio securities that result from events occurring after foreign market prices are established, but before calculation of the Fund’s NAV. Arbitrageurs who are successful may dilute the interests of other shareholders by trading shares at prices that do not fully reflect their fair value. Although the excessive trading policy and the Funds’ pricing and valuation procedures are designed to prevent time zone arbitrage, there can be no assurances that such activities can be mitigated or eliminated.

FAIR VALUE PRICING  The Funds have pricing and valuation procedures, which have been approved by the Funds’ Board of Trustees, for fair valuing certain securities held by Funds. The Funds’ Board of Trustees has approved the use of an outside pricing service to provide the Dodge & Cox International Stock Fund with fair value prices for certain securities held by the Fund. Fair value pricing is intended to reduce potential dilution and other adverse effects from attempts to take advantage of pricing inefficiencies. See Pricing of Shares.

Dodge & Cox Funds  /  22

TRADE ACTIVITY MONITORING  The Funds monitor selected trades on a daily basis. Trade activity monitoring may include:

•	Reviewing accounts where a purchase and sale occurs within a short period of time;

•	Reviewing transaction amount thresholds; and

•	Making comparisons against the Funds’ “known offenders” database which contains information about investors who have violated the excessive trading policy.

If the Funds determine that an investor has violated the excessive trading policy, the Funds will temporarily or permanently restrict the account from subsequent purchases (including purchases by exchange). In determining whether to take such actions, the Funds seek to act in a manner that is consistent with the best interests of Fund shareholders.

Whether or not the excessive trading policy has been violated, the Funds may determine from the amount, frequency or pattern of purchases and redemptions that a shareholder is engaged in excessive trading that is or could be detrimental to a Fund and its shareholders and that trading restrictions are warranted. The Funds may consider the trading history of accounts under common ownership or control for the purpose of enforcing the excessive trading policy. If a Fund believes that the excessive trading may be for legitimate purposes, the Fund may permit the investor to justify the activity. Transactions placed through the same financial intermediary on an omnibus basis may be deemed part of a group for the purpose of this policy and may be rejected in whole or in part by a Fund.

The Funds or their agents may reject any purchase order (including exchange purchases) by any investor or group of investors indefinitely, with or without prior notice to the investor, for any reason, including, in particular, purchases that they believe are attributable to excessive traders or are otherwise excessive or potentially disruptive to a Fund. Such purchase orders may be revoked or cancelled by a Fund on the next business day after receipt of the order.

The implementation of the Funds’ excessive trading policy involves judgments that are inherently subjective and involve some selectivity in their application. The Funds, however, seek to make judgments that are consistent with the interests of the Funds’ shareholders. No matter how the Funds define excessive trading, other purchases and sales of Fund shares may have adverse effects on the management of a Fund’s portfolio and its performance. Additionally, due to the complexity and subjectivity involved in identifying excessive trading and the volume of Fund shareholder transactions, there can be no guarantee that the Funds will be able to identify violations of the excessive trading policy or to reduce or eliminate all detrimental effects of excessive trading.

PROCESSING ORGANIZATIONS  In general, it is the Funds’ expectation that each Processing Organization will enforce either the Funds’ or its own excessive trading policy. The Funds are unable to directly monitor the trading activity of beneficial owners of the Funds’ shares who hold those shares through third-party 401(k) and other group retirement plans and other omnibus arrangements maintained by Processing Organizations. Accordingly, the ability of the Funds to monitor, detect and curtail excessive trading through Processing Organizations’ accounts is very limited, and there is no guarantee that the Funds will be able to identify shareholders who may have violated the Funds’ excessive trading policy. Depending on the portion of Fund shares held through such Processing Organizations, excessive trading through Processing Organizations could adversely affect Fund shareholders. Fund shareholders who invest through Processing Organizations should contact the Processing Organization regarding its excessive trading policies, which may impose different standards and consequences for excessive trading.

CHANGE IN ACCOUNT REGISTRATION AND TRANSFER OF SHARES Changes in account registrations, such as changing the name(s) on your account, or transferring shares to another person or legal entity must be submitted in writing and require a Medallion signature guarantee. Please call Client Services at 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com and request or download the Change of Registration Form or the Gift or Transfer of Assets Form to effect this change.

PRICING OF SHARES

The share price (net asset value per share or NAV) for a Fund is calculated as of the close of trading on the NYSE (generally 4 p.m. ET) each day the NYSE is open for business. To calculate the NAV, a Fund’s assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. For purposes of determining the NAV, security transactions are recorded one business day after the trade date.

If a Fund, or its authorized agent or sub-agent receives your request in good order by the close of trading on the NYSE (generally 4 p.m. ET), your transactions will be priced at that day’s NAV. If your request is received after 4 p.m., it will be priced at the next business day’s NAV.

A Fund cannot accept orders that request a particular day or price for your transaction or any other special conditions. The time at which transactions and shares are priced and the time until which orders are accepted may be changed in case of an emergency or if the NYSE closes at a time other than 4 p.m. ET.

23  /  Dodge & Cox Funds

Some securities may be listed on foreign exchanges that are open on days (such as U.S. holidays) when the Funds do not compute their prices. This could cause the value of a Fund’s portfolio investments to be affected by trading on days when you cannot buy or sell shares.

Each Fund values equity securities based on market quotations. Pricing services are used for fixed-income security values. If market quotations are not readily available or if a security’s value has materially changed after the close of the security’s primary market but before the close of trading on the NYSE, the security is valued at fair value as determined in good faith by or at the direction of the Trust’s Board of Trustees. A Fund may use fair value pricing in calculating its NAV when, for example, (i) the primary market for a security is closed or if trading of a security is suspended or limited, (ii) the Fund determines that the price provided by a pricing service is inaccurate or unreliable, or (iii) the Fund determines that a significant event affecting the value of a security has occurred before the close of the NYSE but after the close of the security’s primary market. An event is considered significant if there is both an affirmative expectation that the security’s value will materially change in response to the event and a reasonable basis for quantifying a resulting change in value. For securities that do not trade during NYSE hours, fair value determinations are based on analyses of market movements after the close of those securities’ primary markets, and include reviews of developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. Fair value pricing is intended to reduce potential dilution and other adverse effects on long-term shareholders of trading practices that seek to take advantage of “stale” prices, pricing inefficiencies, or otherwise inaccurate prices. Pricing services are used to obtain closing market prices and to compute certain fair value adjustments utilizing computerized pricing models.

Valuing securities at fair value involves greater reliance on judgment than valuation of securities based on readily available market quotations. In some instances, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a security’s present value. When fair value pricing is employed, the prices of securities used by a Fund to calculate NAV may differ from quoted or published prices for the same securities, and may be higher or lower than those of another mutual fund using market quotations or fair valuation to price the same securities. There can be no assurance that a Fund could purchase or sell a portfolio security at the price used to calculate the Fund’s NAV.

INCOME DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS

Dividend and capital gain distributions are reinvested in additional Fund shares in your account unless you select another option on your Account Application. The advantage of reinvesting distributions arises from compounding; that is, you receive income dividends and capital gain distributions on an increasing number of shares.

IMPORTANT TAX NOTE:  A Fund’s distributions, whether received in cash or reinvested in additional shares of the Fund, may be subject to federal and state income tax.

Distributions not reinvested are paid by check or transmitted to your bank account electronically using the ACH network. If the Post Office cannot deliver your check, or if your check remains uncashed for six months, the Funds reserve the right to reinvest your distribution check in your account at your Fund’s then current NAV and to reinvest all subsequent distributions in shares of the Fund.

INCOME DIVIDENDS  Dodge & Cox Stock, Balanced and Income Funds declare and pay dividends (if any) quarterly in March, June, September and December. Dodge & Cox International Stock Fund declares and pays dividends (if any) annually in December.

CAPITAL GAIN DISTRIBUTIONS  A capital gain or loss is the difference between the purchase and sale price of a security. If a Fund has net capital gains for the year (after subtracting any capital losses), they are usually declared and paid in December to shareholders of record on a specified date in that month. If a second distribution is necessary, it is usually declared and paid in March.

BUYING A DISTRIBUTION:  Unless you are investing through a tax-deferred retirement account (such as an IRA or 401(k) plan), it may not be to your advantage to buy shares of a Fund shortly before the Fund makes a distribution. This is known as “buying a distribution.” Buying a distribution can cost you money in taxes as you will receive, in the form of a taxable distribution, a portion of the money you just invested. To avoid buying a distribution, check the Fund’s distribution schedule (which can be found at www.dodgeandcox.com or by calling 1-800-621-3979) before you invest.

Dodge & Cox Funds  /  24

In January, you will be sent Form 1099-DIV indicating the tax status of any dividend and capital gain distributions made to you during the previous year. This information will also be reported to the IRS.

FUND ORGANIZATION AND MANAGEMENT

FUND ORGANIZATION AND VOTING RIGHTS  The Trust, organized as a Delaware statutory trust in 1998, has four classes of beneficial shares and each share evidences an equal beneficial ownership in a Fund. Three series of the Trust are successors to Dodge & Cox Stock Fund established in 1965, Dodge & Cox Balanced Fund established in 1931 and Dodge & Cox Income Fund established in 1989. Dodge & Cox International Stock Fund was established in 2001.

INVESTMENT MANAGER  Dodge & Cox, a California corporation, has served as investment manager to the Funds and their predecessors since inception. Dodge & Cox is one of the oldest professional investment management firms in the United States, having acted continuously as investment managers since 1930. Dodge & Cox is located at 555 California Street, 40th Floor, San Francisco, California 94104.

Dodge & Cox’s activities are devoted to investment research and the supervision of investment accounts for individuals and institutions. Dodge & Cox Balanced and Stock Funds each pay Dodge & Cox a management fee which is payable monthly at the annual rate of 0.50% of the average daily net asset value of the Fund. Dodge & Cox International Stock Fund pays Dodge & Cox a management fee which is payable monthly at the annual rate of 0.60% of the average daily net asset value of the Fund. Dodge & Cox Income Fund pays Dodge & Cox a management fee which is payable monthly at the annual rate of 0.50% of the average daily net asset value of the Fund up to $100 million and 0.40% of the average daily net asset value of the Fund in excess of $100 million.

The investment management agreements with Dodge & Cox Income Fund and Dodge & Cox Stock Fund provide that Dodge & Cox will waive its fee for any calendar year to the extent that such fee plus all other ordinary operating expenses paid by the Income and Stock Funds exceed 1% and 0.75%, respectively, of the average daily net asset value of the each Fund, respectively. No waiver of management fee was required for 2005 under the agreements.

A discussion regarding the basis for the Board of Trustees approving the Funds’ Investment Management Agreements is available in each Fund’s Annual Report.

INVESTMENT COMMITTEES

INVESTMENT POLICY COMMITTEE  The Dodge & Cox Stock Fund’s investments and the stock portion of the Dodge & Cox Balanced Fund are managed by Dodge & Cox’s Investment Policy Committee (IPC), and no one IPC member is primarily responsible for making investment recommendations for the Stock and Balanced Funds. IPC is also responsible for determining the asset allocation of the Dodge & Cox Balanced Fund. IPC consists of the following ten members:

Committee Member	Position(s) with Trust	Primary Title with Investment Manager	Years of Experience with Dodge & Cox
Harry R. Hagey	Chairman and Trustee	Chairman, Director and Portfolio Manager	38
John A. Gunn	President and Trustee	Chief Executive Officer, Chief Investment Officer, Director, Portfolio Manager and member of International Investment Policy Committee (IIPC) and Fixed Income Strategy Committee (FISC)	33
Kenneth E. Olivier	Vice President and Trustee	President, Director and Portfolio Manager	26
Charles F. Pohl	Assistant Vice President	Senior Vice President, Director, Co-Director of Research, Director of Credit Research, Portfolio Manager, Investment Analyst and member of FISC	22
C. Bryan Cameron	Assistant Vice President	Vice President, Co-Director of Research, Portfolio Manager, Investment Analyst and member of IIPC	22
Gregory R. Serrurier	Assistant Vice President	Vice President, Portfolio Manager and member of IIPC	21
Wendell W. Birkhofer	Assistant Vice President	Vice President, Portfolio Manager and Investment Analyst	18
Diana S. Strandberg	Vice President	Vice President, Portfolio Manager, Investment Analyst and member of IIPC	17
David C. Hoeft	Assistant Vice President	Vice President, Portfolio Manager and Investment Analyst	12
Steven C. Voorhis	Assistant Vice President	Vice President, Portfolio Manager and Investment Analyst	9

25  /  Dodge & Cox Funds

INTERNATIONAL INVESTMENT POLICY COMMITTEE  The Dodge & Cox International Stock Fund’s investments are managed by Dodge & Cox’s International Investment Policy Committee (IIPC), and no one IIPC member is primarily responsible for making investment recommendations for the Fund. IIPC consists of the following eight members:

Committee Member	Position(s) with Trust	Primary Title with Investment Manager	Years of Experience with Dodge & Cox
John A. Gunn	President and Trustee	Chief Executive Officer, Chief Investment Officer, Director, Portfolio Manager and member of IPC and FISC	33
C. Bryan Cameron	Assistant Vice President	Vice President, Co-Director of Research, Portfolio Manager, Investment Analyst and member of IPC	22
Gregory R. Serrurier	Assistant Vice President	Vice President, Portfolio Manager and member of IPC	21
Diana S. Strandberg	Vice President	Vice President, Portfolio Manager, Investment Analyst and member of IPC	17
Yasha Gofman	Assistant Vice President	Vice President, Portfolio Manager and Investment Analyst	10
Kouji Yamada	Assistant Vice President	Vice President, Portfolio Manager and Investment Analyst	10
Mario C. DiPrisco	Assistant Vice President	Vice President, Portfolio Manager and Investment Analyst	7
Roger G. Kuo	Assistant Vice President	Vice President, Portfolio Manager and Investment Analyst	7

FIXED INCOME STRATEGY COMMITTEE  The Dodge & Cox Income Fund’s investments and the fixed-income portion of the Dodge & Cox Balanced Fund are managed by Dodge & Cox’s Fixed Income Strategy Committee (FISC), and no one FISC member is primarily responsible for making investment recommendations for the Balanced and Income Funds. IPC, including Dana M. Emery, Thomas S. Dugan and Peter C. Lambert (see biographies below), work together to set target duration ranges and review certain fixed-income investments for the Balanced and Income Funds, including those rated below “A.” IPC also makes asset allocation decisions among equity and fixed-income securities in the Balanced Fund. FISC consists of the following nine members:

Committee Member	Position(s) with Trust	Primary Title with Investment Manager	Years of Experience with Dodge & Cox
John A. Gunn	President and Trustee	Chief Executive Officer, Chief Investment Officer, Director, Portfolio Manager and member of IPC and IIPC	33
Dana M. Emery	Vice President and Trustee	Executive Vice President, Director, Manager of the Fixed-Income Department, Portfolio Manager and member of IPC	22
Charles F. Pohl	Assistant Vice President	Senior Vice President, Director, Co-Director of Research, Director of Credit Research, Portfolio Manager, Investment Analyst and member of IPC	22
Thomas S. Dugan	Assistant Vice President	Vice President, Portfolio Manager, Investment Analyst and member of IPC	12
Peter C. Lambert	Assistant Vice President	Vice President, Portfolio Manager and member of IPC	17
Robert B. Thompson	Assistant Vice President	Vice President and Portfolio Manager	13
Kent E. Radspinner	Assistant Vice President	Vice President, Portfolio Manager and Investment Analyst	9
Larissa M. Roesch	Assistant Vice President	Vice President, Portfolio Manager and Investment Analyst	8
James H. Dignan	Assistant Vice President	Vice President, Portfolio Manager and Investment Analyst	6

The SAI provides additional information about the Dodge & Cox investment committee members’ compensation, other accounts managed by the members, and the members’ ownership of securities in the Funds.

Dodge & Cox Funds  /  26

CODE OF ETHICS  Dodge & Cox has adopted a Code of Ethics that restricts personal investing practices by its employees. Employees with access to information (access persons) about the purchase or sale of securities in a Fund’s portfolio may engage in personal securities transactions, including securities purchased or held by the Funds. However, the Code of Ethics requires, among other provisions, that access persons obtain approval before executing certain personal trades. The Code of Ethics is designed to place the interests of the Funds’ shareholders before the interests of the people who manage the Funds. The Code of Ethics is on file with the SEC.

PORTFOLIO TRANSACTIONS

Orders for a Fund’s portfolio securities transactions are placed by Dodge & Cox, which seeks to obtain the best available prices, taking into account the costs and quality of executions. In the over-the-counter market, purchases and sales are transacted directly with principal market-makers except in those circumstances where it appears better prices and executions are available elsewhere.

Subject to the above policy, when two or more brokers are in a position to offer comparable prices and executions, preference may be given to brokers that have provided investment research, statistical and other related services for the benefit of a Fund and/ or accounts over which Dodge & Cox exercises investment and brokerage discretion. The Funds do not consider Dodge & Cox as having an obligation to obtain the lowest available commission rate to the exclusion of price, service and qualitative considerations.

EXPENSES

In addition to Dodge & Cox’s management fee, each Fund pays other direct expenses, including custodian, transfer agent, legal, insurance, accounting and audit fees; costs of preparing and printing prospectuses and reports sent to shareholders; registration fees and expenses; proxy and shareholder meeting expenses (if any); membership dues for trade associations; legal expenses for Independent Legal Counsel to the Independent Trustees of the Trust; and trustees fees. In 2005, the ratios of total operating expenses to average net assets of Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund were 0.52%, 0.70%, 0.53% and 0.44%, respectively. Dodge & Cox furnishes personnel and other facilities necessary for the operation of the Funds for which it receives no additional compensation.

FEDERAL INCOME TAXES

The following information is meant as a general summary for U.S. taxpayers. Please see the SAI for additional information. You should consult your own tax adviser for advice about the particular federal, state and local or foreign tax consequences to you of investing in a Fund.

Each Fund will distribute substantially all of its income and gains to its shareholders every year.

You will generally be taxed on dividends you receive from a Fund, regardless of whether they are paid to you in cash or reinvested in additional Fund shares. If a Fund declares a dividend in October, November or December but pays it in January, you may be taxed on the dividend as if you received it in the previous year. If the Fund designates a dividend as a long-term capital gain distribution, you will pay tax on that dividend at the long-term capital gains tax rate, no matter how long you held your Fund shares.

A portion of the income dividends paid to you by a Fund may be qualified dividends subject to a maximum tax rate of 15% for individuals (5% for individuals in the 10% and 15% federal rate brackets). In general, income dividends from domestic corporations and qualified foreign corporations will be permitted this favored federal tax treatment. Income dividends from interest earned by a Fund on debt securities and dividends received from unqualified foreign corporations will continue to be taxed at the higher ordinary income tax rates. Distributions of qualified dividends will be eligible for these reduced rates of taxation only if you own your shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date of any dividend.

If you hold your Fund shares in a tax-deferred retirement account, such as an IRA, you generally will not have to pay tax on dividends until they are distributed from the account. These accounts are subject to complex tax rules, and you should consult your tax adviser about investment through a tax-deferred account.

You will generally have a capital gain or loss if you dispose of your Fund shares by redemption, exchange or sale. The amount of the gain or loss and the rate of tax will depend primarily upon how much you pay for the shares, how much you sell them for, and how long you hold them.

Each Fund you invest in will send you a tax report each year. The report will tell you which dividends must be treated as taxable ordinary income, qualified dividends or long-term capital gains.

27  /  Dodge & Cox Funds

Part of Dodge & Cox Stock, International Stock and Balanced Funds’ income dividends may be eligible for the 70% deduction for dividends received by corporations. Any foreign taxes paid by Dodge & Cox International Stock Fund on its investments may be passed through to you as a foreign tax credit, assuming Dodge & Cox International Stock Fund satisfies certain requirements. State taxation of distributions to shareholders varies from state to state.

As with all mutual funds, a Fund may be required to withhold U.S. federal income (at a rate of 28%) on all taxable distributions payable to you if you fail to provide a Fund with your correct taxpayer identification number or to make required certifications, or if you or a Fund have been notified by the IRS that you are subject to backup withholding. Backup withholding is not an additional tax, but is a method by which the IRS ensures that it will collect taxes otherwise due. Any amounts withheld may be credited against your U.S. federal income tax liability.

CUSTODIAN AND TRANSFER AGENT

State Street Bank and Trust Company, P.O. Box 8422, Boston, MA 02266-8422 (1-800-621-3979), and its global custody network act as custodian of all cash and securities of the Funds and receives and disburses cash and securities for the account of the Funds. Boston Financial Data Services, P.O. Box 8422, Boston, MA 02266-8422 (1-800-621-3979), acts as transfer and dividend disbursing agent for the Funds.

INVESTMENT INFORMATION AND SHAREHOLDER SERVICES

STATEMENTS AND REPORTS	As a shareholder of the Fund you will receive the following statements and reports:
CONFIRMATION STATEMENT	Sent each time you buy, sell or exchange shares; confirms the trade date and the amount of your transaction. Purchases through the Automatic Investment Plan will be confirmed at least quarterly.
ACCOUNT STATEMENT	Mailed quarterly; shows the market value of your account at the close of the statement period, as well as distributions, purchases, sales, and exchanges for the current calendar year.
FUND FINANCIAL REPORTS	Mailed in February, May, August and November.
TAX STATEMENTS	Mailed in January; reports previous year’s dividend distributions, proceeds from the sale of shares, and distributions from IRAs.
AVERAGE COST STATEMENT	Mailed annually in January for most taxable accounts for which shares were redeemed in the previous year; shows the average cost of shares that you redeemed during the calendar year, using the average cost single category method.

HOUSEHOLD MAILINGS  Each year you are automatically sent an updated prospectus and First Quarter, Semi-Annual, Third Quarter and Annual Reports for the Funds. You may also occasionally receive proxy statements for the Funds. In order to reduce the volume of mail you receive, when possible, only one copy of these documents will be sent to shareholders who are part of the same family and share the same residential address.

If you would like to receive a free copy of the SAI, Code of Ethics or shareholder reports, please call the Funds at 1-800-621-3979 or write to the Funds at Dodge & Cox Funds, c/o Boston Financial Data Services, P.O. Box 8422, Boston, MA 02266-8422.

If you do not want the mailing of shareholder reports and prospectus combined with other members in your household, contact the Funds at 1-800-621-3979. Your request will be implemented within 30 days.

The Funds offer you the following services: (call Client Services at 1-800-621-3979, write or visit the Funds’ web site at www.dodgeandcox.com for forms and additional information.)

ELECTRONIC DELIVERY OF REPORTS AND PROSPECTUS Your Fund reports and the Funds’ prospectus can be delivered to you electronically, if you prefer. If you are a registered user of www.dodgeandcox.com, you can consent to the electronic delivery of Fund reports by logging on and changing your mailing preference. You can revoke your electronic consent at any time,

Dodge & Cox Funds  /  28

and we will send paper copies of Fund reports within 30 days of receiving your notice.

TELEPHONE SERVICES  The Funds provide 24-hour service, seven days a week, via toll-free access (1-800-621-3979) to Fund and account information. The system provides total returns, share prices and price changes for the Funds and gives you account balances and history (e.g., last transaction, latest dividend distribution).

WEB ACCESS Information on the Funds is available at www.dodgeandcox.com.

On the site you can:

•	View your account balances and recent transactions;

•	Purchase, redeem and exchange Fund shares;

•	Learn more about Dodge & Cox’s approach to investing;

•	Review the objectives, strategies, characteristics and risks of the Funds;

•	Review the Funds’ daily prices and performance;

•	Download or order the Funds’ prospectus and Account Application, shareholder reports, IRA plans and other forms; and

•	Sign up for electronic delivery of the Funds’ prospectus and shareholder reports.

AUTOMATIC INVESTMENT PLAN  You may make regular monthly or quarterly investments of $100 or more through automatic deductions from your bank account.

SYSTEMATIC WITHDRAWAL PLAN  If you own $10,000 or more of a Fund’s shares, you may receive regular monthly or quarterly payments of $50 or more. Shares will be redeemed automatically at NAV to make the withdrawal payments.

INDIVIDUAL RETIREMENT ACCOUNT (IRA)  If you have earned income or are entitled to certain distributions from eligible retirement plans, you may make or authorize contributions to your own Individual Retirement Account. The Funds have traditional IRA and Roth IRA Plans available for shareholders of the Funds.

IMPORTANT NOTE: The services described may not be available through some retirement plans or accounts held by investment dealers. If you are investing in such a manner, you should contact your plan administrator/trustee, financial institution or dealer about what services are available and with questions about your account.

29  /  Dodge & Cox Funds

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand each Fund’s financial performance for the past five years (or since operations began for Dodge & Cox International Stock Fund). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (before taxes, and assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the Fund’s financial statements, are included in the Annual Report, which is available upon request and on the Funds’ web site at www.dodgeandcox.com.

	Year Ended December 31,
Dodge & Cox Stock Fund (Closed to New Investors)	2005	2004	2003	2002	2001

Net asset value, beginning of year	$130.22	$113.78	$ 88.05	$100.51	$ 96.67

Income from investment operations:
Net investment income	1.68	1.54	1.60	1.53	1.72
Net realized and unrealized gain (loss)	10.36	20.08	26.59	(12.06)	7.05

Total from investment operations	12.04	21.62	28.19	(10.53)	8.77

Distributions to shareholders from:
Net investment income	(1.70)	(1.53)	(1.62)	(1.51)	(1.73)
Net realized gain	(3.34)	(3.65)	(0.84)	(0.42)	(3.20)

Total distributions	(5.04)	(5.18)	(2.46)	(1.93)	(4.93)

Net asset value, end of year	$137.22	$130.22	$113.78	$88.05	$100.51

Total return	9.36%	19.16%	32.35%	(10.52)%	9.33%

Ratios/supplemental data:
Net assets, end of year (millions)	$52,184	$43,266	$29,437	$14,036	$9,396
Ratio of expenses to average net assets	0.52%	0.53%	0.54%	0.54%	0.54%
Ratio of net investment income to average net assets	1.29%	1.32%	1.72%	1.74%	1.80%
Portfolio turnover rate	12%	11%	8%	13%	10%

	Year or Period Ended December 31,
Dodge & Cox International Stock Fund	2005	2004	2003	2002	2001*

Net asset value, beginning of period	$30.64	$23.48	$15.81	$18.42	$20.00

Income from investment operations:
Net investment income	0.33	0.26	0.14	0.13	0.14
Net realized and unrealized gain (loss)	4.80	7.36	7.67	(2.55)	(1.56)

Total from investment operations	5.13	7.62	7.81	(2.42)	(1.42)

Distributions to shareholders from:
Net investment income	(0.35)	(0.24)	(0.14)	(0.13)	(0.14)
Net realized gain	(0.39)	(0.22)	–	(0.06)	(0.02)

Total distributions	(0.74)	(0.46)	(0.14)	(0.19)	(0.16)

Net asset value, end of period	$35.03	$30.64	$23.48	$15.81	$18.42

Total return	16.74%	32.46%	49.42%†	(13.11)%†	(7.09)%†

Ratios/supplemental data:
Net assets, end of period (millions)	$13,357	$4,203	$655	$117	$25
Ratio of expenses to average net assets	0.70%	0.77%	0.82%	0.90%	0.90%**
Ratio of expenses to average net assets, excluding reimbursement by investment manager	0.70%	0.77%	0.84%	1.03%	2.47%**
Ratio of net investment income to average net assets	1.54%	1.90%	1.53%	1.30%	1.74%**
Portfolio turnover rate	7%	6%	11%	12%	23%

*	For the period May 1, 2001 through December 31, 2001
**	Annualized
†	Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

Dodge & Cox Funds  /  30

Dodge & Cox Balanced Fund (Closed to New	Year Ended December 31,
Investors)	2005	2004	2003	2002	2001

Net asset value, beginning of year	$79.35	$73.04	$60.75	$65.42	$63.42

Income from investment operations:
Net investment income	1.84	1.60	1.66	1.89	2.12
Net realized and unrealized gain (loss)	3.31	7.99	12.96	(3.80)	4.07

Total from investment operations	5.15	9.59	14.62	(1.91)	6.19

Distributions to shareholders from:
Net investment income	(1.84)	(1.60)	(1.66)	(1.88)	(2.14)
Net realized gain	(1.32)	(1.68)	(0.67)	(0.88)	(2.05)

Total distributions	(3.16)	(3.28)	(2.33)	(2.76)	(4.19)

Net asset value, end of year	$81.34	$79.35	$73.04	$60.75	$65.42

Total return	6.59%	13.31%	24.44%	(2.94)%	10.06%

Ratios/supplemental data:
Net assets, end of year (millions)	$23,611	$20,741	$13,196	$7,885	$6,040
Ratio of expenses to average net assets	0.53%	0.54%	0.54%	0.53%	0.53%
Ratio of net investment income to average net assets	2.15%	1.97%	2.40%	3.05%	3.28%
Portfolio turnover rate	18%	18%	19%	25%	21%

	Year Ended December 31,
Dodge & Cox Income Fund	2005	2004	2003	2002	2001

Net asset value, beginning of year	$12.84	$12.92	$12.77	$12.20	$11.80

Income from investment operations:
Net investment income	0.55	0.54	0.60	0.66	0.74
Net realized and unrealized gain (loss)	(0.30)	(0.08)	0.15	0.62	0.46

Total from investment operations	0.25	0.46	0.75	1.28	1.20

Distributions to shareholders from:
Net investment income	(0.55)	(0.54)	(0.60)	(0.66)	(0.74)
Net realized gain	–	–	–	(0.05)	(0.06)

Total distributions	(0.55)	(0.54)	(0.60)	(0.71)	(0.80)

Net asset value, end of year	$12.54	$12.84	$12.92	$12.77	$12.20

Total return	1.98%	3.64%	5.97%	10.75%	10.32%

Ratios/supplemental data:
Net assets, end of year (millions)	$9,610	$7,870	$5,697	$3,405	$1,512
Ratio of expenses to average net assets	0.44%	0.44%	0.45%	0.45%	0.45%
Ratio of net investment income to average net assets	3.99%	3.61%	3.93%	5.38%	6.18%
Portfolio turnover rate	24%	30%	41%	31%	40%

31  /  Dodge & Cox Funds

OFFICERS AND TRUSTEES

Harry R. Hagey, Chairman & Trustee

Chairman, Dodge & Cox

John A. Gunn, President & Trustee

Chief Executive Officer & Chief Investment Officer, Dodge & Cox

Kenneth E. Olivier, Vice President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Trustee

Professor of Economics, Stanford University,

Senior Fellow, Hoover Institution and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

John M. Loll, Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary & Assistant Treasurer

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

David H. Longhurst, Assistant Treasurer

Fund Administration and Accounting Senior Manager, Dodge & Cox

PRIVACY POLICY

Dodge & Cox is committed to maintaining the confidentiality, integrity and security of your personal and financial data. We consider this information to be private and held in confidence between you and Dodge & Cox. We would like you to know about our policies to protect the privacy of this information.

We may collect nonpublic personal information about you from:

•	You or your representative in writing, electronically or by phone (e.g., in account applications or requests for forms or literature);

•	Transactions initiated by you or made on your behalf; and

•	Information we receive from third parties, such as financial advisers, consumer reporting agencies, consultants and custodians.

We do not disclose nonpublic personal information about current or former clients or shareholders to any third parties except as necessary to effect a transaction, administer your account, or as otherwise permitted by law. For example, Dodge & Cox Funds uses a third-party transfer agent and third-party providers of systems who use your information only to process or analyze transactions you have requested. Our contracts with these organizations contain provisions restricting their use of your nonpublic personal information to those purposes for which they were hired.

We restrict access to nonpublic personal information about you to those employees and service providers involved in administering or servicing your account(s) or helping us meet our regulatory obligations. We maintain physical, electronic and procedural safeguards that comply with federal standards to protect your nonpublic personal information. In addition, our Code of Ethics, which applies to all Dodge & Cox employees, restricts the use of your nonpublic personal information.

This privacy policy applies to Dodge & Cox and Dodge & Cox Funds.

Dodge & Cox Funds  /  32

DODGE & COX FUNDS

Dodge & Cox Stock Fund

Dodge & Cox International Stock Fund

Dodge & Cox Balanced Fund

Dodge & Cox Income Fund

c/o Boston Financial Data Services Inc.

P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

www.dodgeandcox.com

STATEMENT OF ADDITIONAL INFORMATION

Dated May 1, 2006

as supplemented November 6, 2006

This Statement of Additional Information (SAI) pertains to the Dodge & Cox Funds (Trust), a family of four no-load mutual funds, Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund (Funds). Each Fund is a series of the Trust.

This SAI is not the Funds’ Prospectus, but provides additional information which should be read in conjunction with the Prospectus dated May 1, 2006 as supplemented November 6, 2006, which is incorporated by reference into this SAI. The Funds’ Prospectus and most recent annual financial statements may be obtained from the Funds at no charge by writing, visiting our web site, or contacting the Funds at the address, web site, or telephone number shown above. This SAI contains additional and more detailed information about the Funds’ operations and activities than the Prospectus.

11/06 SAI

CLASSIFICATION, INVESTMENT RESTRICTIONS AND RISKS

Classification

The Funds are open-end management investment companies. The Investment Company Act of 1940, as amended (1940 Act), classifies investment companies as either diversified or nondiversified, and each of the Funds is a diversified series of the Trust.

Investment Restrictions

Each Fund has adopted the following restrictions. These restrictions, as well as a Fund’s investment objectives, cannot be changed without the approval of the holders of a majority of a Fund’s outstanding shares. The 1940 Act defines a majority as the lesser of (1) 67% or more of the voting shares present at a meeting if the holders of more than 50% of the outstanding voting shares are present or represented by proxy, or (2) more than 50% of the outstanding voting shares of a Fund. As applicable, each Fund may not:

1.	Invest more than 5% of the value of its total assets in the securities of any one issuer, except the obligations issued or guaranteed by the U.S. government, its agencies or U.S. government sponsored enterprises (GSEs), or issues backed or collateralized by such obligations, nor acquire more than 10% of the voting securities of any one issuer.

2.	Invest in any company for the purpose of exercising control or management.

3.	Underwrite securities of other issuers, except insofar as a Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in selling portfolio securities.

4.	Purchase securities on margin or sell short.

5.	Invest in a security if, as a result of such investment, more than 25% of its total assets would be invested in the securities of issuers in any particular industry, except that the restriction does not apply to securities issued or guaranteed by the U.S. government, its agencies or GSEs (or repurchase agreements with respect thereto).

6.	Purchase any security if as a result a Fund would then have more than 15% (10% for the Dodge & Cox Income Fund) of its total assets invested in securities which are illiquid, including repurchase agreements not maturing in seven days or less and securities restricted as to disposition under federal securities laws.

7.	Purchase interests in oil, gas and mineral leases or other mineral exploration or development programs, although a Fund may invest in stocks or debt instruments of companies which invest in or sponsor such programs.

8.	Purchase or sell commodities, commodity contracts or real estate (although a Fund may invest in marketable securities secured by real estate or interests therein or issued by companies or investment trusts which invest in real estate or interests therein).

Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund and Dodge & Cox Balanced Fund

9.	Issue senior securities.

10.	Borrow money except as a temporary measure for extraordinary or emergency purposes and not for the purchase of investment securities and then only from banks. The amount borrowed shall not exceed 10% of the Fund’s total assets at cost or 5% of the value of total assets, whichever is less, provided that such borrowings shall have an asset coverage of 300%.

11.	Make loans to other persons except this shall not exclude the purchase of publicly issued debt securities of a type purchased by institutional investors. Dodge & Cox International Stock Fund reserves the authority to make loans of its portfolio securities in an aggregate amount not exceeding 20% of its total assets. Such loans will only be made upon approval of, and subject to any conditions imposed by, the Fund’s Board of Trustees.

Dodge & Cox Income Fund

12.	Issue senior securities, as defined in the 1940 Act, or mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund except as may be necessary in connection with borrowing, and then such mortgaging, pledging or hypothecating may not exceed 10% of the Fund’s total assets, taken at the lesser of cost or market value.

13.	Borrow money, except the Fund may borrow money from banks as a temporary measure for extraordinary or emergency purposes. Such temporary borrowing may not exceed 5% of the value of the Fund’s total assets at the time the loan is made. The Fund may pledge up to 10% of the lesser of the cost or market value of its total assets to secure temporary borrowings. The Fund will not borrow for investment purposes. Immediately after any borrowing, the Fund will maintain an asset coverage of not less than 300% with respect to all borrowings.

14.	Make loans of money, except by the purchase of debt securities or by entering into repurchase agreements, as permitted by the Fund’s other investment policies and restrictions. The Fund reserves the authority to make loans of its portfolio securities in an aggregate amount not exceeding 20% of its total assets. Such loans will only be made upon approval of, and subject to any conditions imposed by, the Fund’s Board of Trustees.

15.	Write put or call options.

The percentage limitations included in the investment restrictions and elsewhere in this SAI and the Prospectus apply at the time of purchase of a security. So, for example, if a Fund exceeds a limit as a result of market fluctuations or the sale of other securities, it will not be required to dispose of any securities. Industries are determined by reference to the classifications of industries set forth in a Fund’s semi-annual and annual report.

Characteristics and Risks of Securities and Investment Techniques

As applicable, each Fund’s share price will fluctuate with market, economic and foreign exchange conditions, and your investment may be worth more or less when redeemed than when purchased. The Funds should not be relied upon as a complete investment program, nor used to play short-term swings in the stock or foreign exchange markets. Dodge & Cox International Stock Fund is also subject to risks unique to international investing. See discussion under “Foreign Securities.” Further, there is no assurance that the favorable trends discussed below will continue, and the Funds cannot guarantee they will achieve their objective(s).

In seeking to meet its investment objective(s), each Fund will invest in securities or instruments whose investment characteristics are consistent with the Fund’s investment program. The following further describes the principal types of portfolio securities and investment management practices of the Funds.

Common Stocks (Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund and Dodge & Cox Balanced Fund). Stocks represent shares of ownership in a company. After other claims are satisfied, common stockholders participate in company profits on a pro rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company’s stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities.

Preferred Stocks. Each Fund may invest in preferred stocks. Generally, preferred stock has a specified dividend and ranks after bonds but before common stocks in its claim on income for dividend payments and on assets should the company be liquidated.

Convertible Securities and Warrants. The Funds may invest in debt or preferred equity securities convertible into or exchangeable for equity securities. Traditionally, convertible securities have paid dividends or interest at rates higher than common stock dividend rates but lower than nonconvertible securities. They generally participate in the appreciation or depreciation of the underlying stock into which they are convertible, but to a lesser degree. In recent years, convertibles have been developed which combine higher or lower current income with other features. Warrants are options to buy a stated number of shares of common stock at a specified price anytime during the life of the warrants (generally two or more years). They can be highly volatile and may have no voting rights, pay no dividends, and have no rights with respect to the assets of the corporation issuing them. There are, of course, other types of securities that are or may become available, which are similar to the warrants, and the Funds may invest in these securities.

Foreign Securities. The Funds may invest in U.S. dollar-denominated securities of foreign issuers traded in the United States, including, but not limited to, American Depository Receipts (ADRs). ADRs are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks, and the underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. ADRs may be purchased in over-the-counter (OTC) markets or on securities exchanges. The Funds may make arrangements through a broker/dealer to purchase a foreign security on the issuer’s primary securities exchange and convert the security to a U.S. dollar-denominated ADR. ADRs may also be sold in a similar manner. In addition, the Dodge & Cox International Stock Fund may invest in foreign currency denominated securities listed on non-U.S. markets. ADRs may be sponsored or unsponsored. A sponsored ADR is issued by a depository which has an exclusive relationship with the issuer of the underlying security. An unsponsored ADR may be issued by any number of U.S. depositories. Under the terms of most sponsored arrangements, depositories agree to distribute notices of shareholder meetings and voting instructions, and to provide shareholder communications and other information to the ADR holders at the request of the issuer of the deposited securities. The depository of an unsponsored ADR, on the other hand, is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through voting rights to ADR holders in respect of the deposited securities. The Fund may invest in either type of ADR. A foreign issuer of the security underlying an ADR is generally not subject to the same reporting requirements in the United States as a domestic issuer. Accordingly, information available to a U.S. investor will be limited to the information the foreign issuer is required to disclose in its country, and the market value of an ADR may not reflect undisclosed material information concerning the issuer of the underlying security. ADRs may also be subject to exchange rate risks if the underlying foreign securities are denominated in a foreign currency. You should consider carefully the substantial risks involved in investing in the securities of companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments. The political, economic, social and regulatory structures of certain foreign countries, especially developing or emerging countries (e.g., many of the countries of Southeast Asia, Latin America, Eastern Europe, Africa and the Middle East), may be more volatile and less developed than those in the United States.

Political and economic factors. Individual foreign economies of certain countries may differ favorably or unfavorably from the United States’ economy in such matters as growth of gross national product, rate of inflation (e.g., hyperinflation), capital reinvestment, artificial currency exchange rates or currency devaluations, resource self-sufficiency, and balance of payments position. The internal politics of certain foreign countries are not as stable as in the United States. For example, in 1991, the existing government in Thailand was overthrown in a military coup. In 1994-1995, the Mexican peso plunged in value, setting off a severe crisis in the Mexican economy. By the end of 2001, Argentina suffered deep economic deterioration and political instability which resulted in Argentina suspending payments on external debt, abrogating the convertibility of the Argentine peso, placing restrictions on bank withdrawals, and revaluing U.S. dollar bank deposits and debts. In addition, significant external political risks currently affect some foreign countries. For example, both Taiwan and China still claim sovereignty over one another, and there is a demilitarized border and hostile relations between North and South Korea.

Governments in certain foreign countries continue to participate to a significant degree, through ownership interest or regulation, in their respective economies. Action by these governments could have a significant effect on market prices of securities and payment of dividends. The economies of many foreign countries are heavily dependent upon international trade and are accordingly affected by protective trade barriers and economic conditions of their trading partners. The enactment by these trading partners of protectionist trade legislation could have a significant adverse effect upon the securities markets of such countries.

Additionally, investing in foreign securities may impose risks such as greater social, economic and political uncertainty and instability (including amplified risk of war, terrorism and adverse impacts from widespread epidemics).

Investment and repatriation restrictions. Foreign investment in the securities markets of certain foreign countries is restricted or controlled in varying degrees. These restrictions may limit at times and preclude investment in certain of such countries and may increase the cost and expenses of a Fund. Investments by foreign investors are subject to a variety of restrictions. These restrictions may take the form of prior governmental approval, limits on the amount or type of securities held by foreigners, and limits on the types of companies in which foreigners may invest. Additional or different restrictions may be imposed at any time by these or other countries in which a Fund invests. In addition, the repatriation of both investment income and capital from some foreign countries is restricted and controlled under certain regulations, including in some cases the need to obtain certain government consents. For example, in 1998 the governments of Malaysia and Indonesia imposed currency and trading controls which made it impossible for foreign investors to convert local currencies to foreign currencies. With respect to any one developing country, there is no guarantee that some future economic or political crisis will not lead to price controls, forced mergers of companies, expropriation or creation of government monopolies to the possible detriment of the Fund’s investments.

Currency fluctuations. Dodge & Cox International Stock Fund invests directly in securities denominated in various foreign currencies. The other Funds will invest only in U.S. dollar-denominated foreign securities, the underlying securities of which will be denominated in various foreign currencies. A change in the value of a currency in which the foreign security is denominated against the U.S. dollar will result in a corresponding change in the U.S. dollar value of a Fund’s assets. Such changes will also affect a Fund’s income. Generally, when a given currency appreciates against the dollar (the dollar weakens), the value of securities denominated in that currency will rise. When a given currency depreciates against the dollar (the dollar strengthens), the value of securities denominated in that currency would be expected to decline. There may be no significant foreign exchange market for many currencies and it would, as a result, be difficult for Dodge & Cox International Stock Fund to engage in foreign currency transactions designed to protect the value of the Fund’s interests in securities denominated in such currencies. For example, in 1997 the Thai baht lost 46.75% of its value against the U.S. dollar.

Market characteristics. It is contemplated that most foreign equity securities will be purchased by Dodge & Cox Stock Fund and Dodge & Cox Balanced Fund in OTC markets or on U.S. securities exchanges, and in the case of the Dodge & Cox International Stock Fund, on local foreign securities exchanges as described under Foreign Securities. The OTC market includes securities of foreign issuers quoted through the OTC Bulletin Board Service (OTCBB). The OTCBB provides real-time quotations for securities of foreign issuers, including ADRs convertible into such securities, which are registered with the United States Securities and Exchange Commission (SEC) under Section 12 of the Securities Exchange Act of 1934. The OTC market also includes “pink sheet” securities (Pink Sheets) published by Pink Sheets LLC (formerly known as the National Quotation Bureau, Inc.), a quotation medium for unregistered securities of domestic and foreign issuers, including unregistered ADRs convertible into such securities. Pink Sheets LLC is not registered with the SEC as a stock exchange, nor does the SEC regulate its activities. Pink Sheets LLC is not required to provide real-time quotations and does not require companies whose securities are quoted on its systems to meet any listing requirements. With the exception of a few foreign issuers, the companies quoted in the Pink Sheets tend to be thinly traded. Many of these companies do not file periodic reports or audited financial statements with the SEC. For these reasons, companies quoted in the Pink Sheets can involve greater risk. Investments in certain markets may be made through ADRs, European Depository Receipts (EDRs) and Global Depository Receipts (GDRs) traded in the United States or on foreign exchanges. Foreign markets are generally not as developed or efficient as, and may be more volatile than, those in the United States. While growing in volume, they usually have substantially less volume than U.S. markets and a Fund’s portfolio securities may be less liquid and subject to more rapid and erratic price movements than securities of comparable U.S. companies. Securities may trade at price/earnings multiples higher than comparable United States securities and such levels may not be sustainable. Commissions on foreign exchanges are generally higher than commissions on United States exchanges. While there are an increasing number of overseas securities markets that have adopted a system of negotiated rates, a number are still subject to an established schedule of minimum commission rates. There is generally less government supervision and regulation of foreign exchanges, brokers and listed companies than in the United States. Moreover, settlement practices for transactions in foreign markets may differ from those in United States markets. Such differences may include delays beyond periods customary in the United States and practices, such as delivery of securities prior to receipt of payment, which increase the likelihood of a “failed settlement.” Failed settlements can result in losses to a Fund.

Investment Funds (Dodge & Cox International Stock Fund). The Fund may invest in investment funds which have been authorized by the governments of certain countries specifically to permit foreign investment in securities of companies listed and traded on the stock exchanges in these respective countries. The Fund’s investment in these funds is subject to the provisions of the 1940 Act. If the Fund invests in such investment funds, the Fund’s shareholders will bear not only their proportionate share of the expenses of the Fund (including operating expenses and the fees of the investment manager), but also will bear indirectly similar expenses of the underlying investment funds. In addition, the securities of these investment funds may trade at a premium over their net asset value.

Information and supervision. There is generally less publicly available information about foreign companies which is comparable to reports and ratings that are published about companies in the United States. Foreign companies are also generally not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to United States companies. It may not be possible to vote proxies, exercise shareholder rights, pursue legal remedies and obtain judgments with respect to foreign investments in foreign courts. It also may be more difficult to keep currently informed of corporate actions which affect the prices of portfolio securities.

Taxes. Taxation of dividends and capital gains received by non-residents such as the Funds varies among foreign countries, and, in some cases, is comparatively high. The dividends and interest payable on certain of a Fund’s foreign portfolio securities may be subject to foreign withholding taxes, stamp duties and transaction taxes. In addition, developing or emerging countries typically have less well defined tax laws and procedures, and such laws may permit retroactive taxation so that a Fund could in the future become subject to local tax liabilities it could not have reasonably anticipated in conducting its investment activities or valuing its interests. All of these factors may reduce the net amount of income available for distribution to a Fund’s shareholders.

Foreign Ownership Reporting. Foreign companies may require disclosure of substantial holdings of the company’s stock at lower thresholds than a domestic issuer would impose, and may require issuer consent for holdings over prescribed thresholds. These requirements could result in the Fund’s position in a foreign issuer being disclosed to the issuer and potentially to market participants.

Other. With respect to certain foreign countries, especially developing and emerging ones, there is the possibility of adverse changes in investment or currency exchange control regulations, civil war, expropriation or confiscatory taxation, limitations on the removal of funds or other assets of a Fund, the absence of developed legal structures governing private or foreign investment or allowing for judicial redress for injury to private property, political or social instability, or diplomatic developments which could affect investments by U.S. persons in those countries.

U.S. Government Obligations. A portion of each Fund may be invested in obligations issued or guaranteed by the U.S. government, its agencies or Government Sponsored Enterprise (GSE). Some of the obligations purchased by a Fund are backed by the full faith and credit of the U.S. government and are guaranteed as to both principal and interest by the U.S. Treasury. Examples of these include direct obligations of the U.S. Treasury, such as U.S. Treasury bills, notes and bonds, and indirect obligations of the U.S. Treasury, such as obligations of the Government National Mortgage Association, the Small Business Administration, the Maritime Administration, the Farmers Home Administration and the Department of Veterans Affairs.

While the obligations of many of the agencies of the U.S. government are not direct obligations of the U.S. Treasury, they are generally backed indirectly by the U.S. government. Some of the agencies are indirectly backed by their right to borrow from the U.S. government, such as the Federal Financing Bank, the Federal Home Loan Banks and the U.S. Postal Service. Other agencies and GSEs are supported solely by the credit of the agency or GSE itself, but are given additional support due to the U.S. Treasury’s authority to purchase their outstanding debt obligations. GSEs include, among others, the Federal Home Loan Banks, the Federal Farm Credit Banks, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, and the Student Loan Marketing Association. No assurance can be given that the U.S. government would provide support to GSEs, and these entities’ securities are neither issued nor guaranteed by the U.S. Treasury. Furthermore, with respect to the U.S. government securities purchased by a Fund, guarantees as to the timely payment of principal and interest do not extend to the value or yield of these securities nor do they extend to the value of a Fund’s shares. A Fund may invest in these securities if it believes they offer an expected return commensurate with the risks assumed.

Mortgage Pass-Through Securities (Dodge & Cox Balanced Fund and Dodge & Cox Income Fund). Each Fund may invest a portion of its assets in mortgage pass-through securities which are guaranteed by an agency of the U.S. government or GSE, or are issued by a private entity. These securities represent ownership in “pools” of mortgage loans and are called “pass-throughs” because principal and interest payments are passed through to security holders monthly. The security holder may also receive unscheduled principal payments representing prepayments of the underlying mortgage loans. When a Fund reinvests the principal and interest payments, it may receive a rate of interest which is either higher or lower than the rate on the existing mortgage.

During periods of declining interest rates there is increased likelihood that mortgage securities may be prepaid more quickly than assumed rates. Such prepayment would most likely be reinvested at lower rates. On the other hand, if the pass-through securities had been purchased at a discount, then such prepayments of principal would benefit the portfolio.

Conversely, in a rising interest rate environment, mortgage securities may be prepaid at a rate slower than expected. In this case, the current cash flow of the bond generally decreases. A slower prepayment rate effectively lengthens the time period the security will be outstanding and may adversely affect the price and volatility of the security.

Collateralized Mortgage Obligations (Dodge & Cox Balanced Fund and Dodge & Cox Income Fund). Collateralized mortgage obligations (CMOs) are private entity or U.S. government agency- or GSE-issued multi-class bonds that are collateralized by U.S. government agency- or GSE-guaranteed mortgage pass-through securities. A CMO is created when the issuer purchases a collection of mortgage pass-through securities (collateral) and places these securities in a trust, which is administered by an independent trustee. Next, the issuer typically issues multiple classes, or “tranches” of bonds, the debt service of which is provided by the principal and interest payments from the mortgage pass-through securities in the trust. Each of these tranches is valued and traded separately based on its distinct cash flow characteristics. A real estate mortgage investment conduit (REMIC) is a CMO that qualifies for special federal income tax treatment under the Internal Revenue Code and invests in certain mortgages principally secured by interests in real property and other permitted investments.

Although the mortgage pass-through collateral typically has monthly payments of principal and interest, CMO bonds may have monthly, quarterly or semiannual payments of principal and interest, depending on the issuer. Payments received from the collateral are reinvested in short-term debt securities by the trustee between payment dates on the CMO. On the CMO payment dates, the principal and interest payments received from the collateral plus reinvestment income, are applied first to pay interest on the bonds and then to repay principal. In the simplest form, the bonds are retired sequentially; the first payments of principal are applied to retire the first tranche, while all other tranches receive interest only. Only after the first tranche is retired do principal payments commence on the second tranche. The process continues in this sequence until all tranches are retired.

At issuance, each CMO tranche has a stated final maturity date. The stated final maturity date is the date by which the bonds would be completely retired assuming standard amortization of principal but no prepayments of principal on the underlying collateral. However, since it is likely that the collateral will have principal prepayments, the CMO bonds are actually valued on the basis of an assumed prepayment rate. The assumed prepayment rate is used in the calculation of the securities’ weighted-average life, a measure of the securities’ cash flow characteristics. Dodge & Cox will purchase the tranche with the weighted-average life and cash flow characteristics that it believes will contribute to achieving the objectives of a Fund.

All CMOs purchased by a Fund will be issued or guaranteed by an agency of the U.S. government or GSE, or have a AA or higher rating by Standard & Poor’s Ratings Group (S&P), Fitch Ratings (Fitch), Moody’s Investors Service (Moody’s) or equivalently rated by a nationally recognized statistical rating organization (NRSRO). To qualify for this rating, a CMO is structured so that even under conservative default, prepayment and reinvestment assumptions, the principal and interest payments from the collateral are expected to meet or exceed the cash flow obligations of all the tranches of the CMO. However, there are risks associated with CMOs, which relate to the risks of the underlying mortgage pass-through securities. In a falling interest rate environment, the mortgage securities may be prepaid faster than the assumed rate. In this scenario, the prepayments of principal will generally be reinvested at a rate which is lower than the rate that the security holder is currently receiving. Conversely, in a rising interest rate environment, the mortgage collateral may be prepaid at a rate which is slower than the assumed rates. In this case, the current cash flow of the bond generally decreases. A reduced prepayment rate effectively lengthens the average life of the security and may adversely affect the price and volatility of the security.

Restricted Securities.

Each Fund may invest in restricted securities (privately placed debt and preferred equity securities) and other securities without readily available market quotations, but will not acquire such securities or other illiquid securities, including repurchase agreements maturing in more than seven days, if as a result they would comprise more than 15% (10% for the Dodge & Cox Income Fund) of the value of the Fund’s total assets. Restricted securities, including Rule 144A securities, will be considered illiquid unless they have been specifically determined to be liquid under procedures adopted by the Funds’ Board of Trustees, taking into account factors such as the frequency and volume of trading, the commitment of dealers to make markets and the availability of qualified investors, all of which can change from time to time.

Restricted securities may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act of 1933. Where registration is required, a Fund may be obligated to pay all or a part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, a Fund might obtain a less favorable price than prevailed when it decided to sell. Restricted securities may be priced at fair value as determined in good faith by the Trust’s Board of Trustees.

Real Estate Investment Trust (REIT) Investments.

The Dodge & Cox Stock Fund and Dodge & Cox Balanced Fund may purchase equity securities issued by REITs, the Dodge & Cox International Stock Fund may purchase securities from foreign issuers with a similar structure to domestic REITs, and the Dodge & Cox Balanced Fund and the Dodge & Cox Income Fund may purchase debt securities of REITs. A REIT is a company that primarily owns, operates and sometimes finances income-producing real estate properties. To qualify as a REIT, a company must meet certain requirements imposed by the Internal Revenue Code. If met, REITs are exempted from paying federal (and often state) taxes on income distributed to shareholders. Most REITs are structured as an Umbrella Partnership (UPREIT), wherein the REIT is the general partner and majority owner of the Operating Limited Partnership (LP). Equity shares of most REITs are traded on major stock exchanges. REIT debt securities are issued by the Operating LP and are included in major indices.

The value and performance of REIT securities depend upon the investment experience of the underlying real estate related assets. The Funds’ investments in REITs are therefore subject to certain risks related to the skill of management and the real estate industry in general. These risks include, among others: changes in general and local economic conditions; possible declines in the value of real estate; the possible lack of availability of money for loans to purchase real estate; possible constraints in available cash flow to cover operating expenses, principal, interest and shareholder dividends; overbuilding in particular areas; prolonged vacancies in rental properties; property taxes; changes in tax laws relating to dividends and laws related to the use of real estate in certain areas; costs resulting from the clean up of, and liability to, third parties resulting from, environmental problems; the costs associated with damage to real estate resulting from floods, earthquakes, terrorist attacks or other material disasters that may not be covered by insurance; and limitations on, and variations in, rents and changes in interest rates.

Structured Investments (Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund). Included among the issuers of debt securities (or equity securities for the Dodge & Cox International Stock Fund) in which a Fund may invest are entities organized and operated solely for the purpose of restructuring the investment characteristics of various securities. These entities are typically organized by investment banking firms which receive fees in connection with establishing each entity and arranging for the placement of its securities. This type of restructuring involves the deposit with or purchases by an entity, such as a corporation or trust, of specified instruments and the issuance by that entity of one or more classes of securities (structured investments) backed by, or representing interests in, the underlying instruments. Because structured investments of the type in which the Funds anticipate investing typically involve no credit enhancement, their credit risk will generally be equivalent to that of the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued structured investments to create securities with different investment characteristics such as varying maturities, payment priorities or interest rate provisions; the extent of the payments made with respect to structured investments is dependent on the extent of the cash flow on the underlying instruments.

Each Fund is permitted to invest in a class of structured investments that is either subordinated or unsubordinated to the right of payment of another class. Subordinated structured investments typically have higher yields and present greater risks than unsubordinated structured investments. Although a Fund’s purchase of subordinated structured investments would have a similar economic effect to that of borrowing against the underlying securities, the purchase will not be deemed to be leverage for purposes of the limitations placed on the extent of a Fund’s assets that may be used for borrowing activities.

Structured investments are potentially more volatile and carry liquidity risk since the instruments are often “customized” to meet the portfolio needs of a particular investor, and therefore, the number of investors that are willing and able to buy such instruments in the secondary market may be smaller than that for more traditional debt securities. They may entail significant risks that are not associated with a similar instrument in a traditional market.

Certain issuers of structured investments may be deemed to be “investment companies” as defined in the 1940 Act. As a result, the Funds’ investment in these structured investments may be limited by the restrictions contained in the 1940 Act. Structured investments are typically sold in private placement transactions, and there currently is no active trading market for structured investments. To the extent such investments are illiquid, they will be subject to the Funds’ restrictions on investments in illiquid securities.

Inflation-Indexed Bonds (Dodge & Cox Balanced Fund and Dodge & Cox Income Fund). Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted according to the rate of inflation. The actual (inflation-adjusted) interest rate on these bonds is fixed at issuance at a rate generally lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value which is adjusted for inflation as measured by changes in the Consumer Price Index (CPI). The securities will pay interest on a semi-annual basis, equal to a fixed percentage of the inflation-adjusted principal amount.

If the value of the CPI falls, the principal value of inflation-indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the originally issued principal amount upon maturity is guaranteed by the U.S. Treasury. However, the current market value of the bonds is not guaranteed and will fluctuate. The Fund may also invest in other inflation-related bonds which may or may not provide a similar guarantee. If such a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal.

The U.S. Treasury began issuing inflation-indexed bonds (commonly referred to as “TIPS” or “Treasury Inflation-Protected Securities”) in 1997. There can be no assurance that the U.S. Treasury will issue any particular amount of inflation-indexed bonds.

The CPI is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. There can be no assurance that the CPI will accurately measure the real rate of inflation in the prices of goods and services.

Any increase in the principal amount of an inflation-indexed bond is taxable as ordinary income, even though investors do not receive their principal until maturity.

When-Issued or Delayed-Delivery Securities (Dodge & Cox Balanced Fund and Dodge & Cox Income Fund). Each Fund may purchase securities on a when-issued or a delayed-delivery basis, that is, for payment and delivery on a date later than normal settlement, but generally within 30 days.

The purchase price and yield on these securities are generally set at the time of purchase. A Fund earmarks liquid assets with a value at least as great as the purchase price of the security as long as the obligation to purchase continues. The value of the delayed-delivery security is reflected in a Fund’s net asset value as of the purchase date, however, no income accrues to a Fund from these securities prior to their delivery to the Fund. A Fund makes such purchases for long-term investment reasons, but may actually sell the securities prior to settlement date if Dodge & Cox deems it advisable in seeking to achieve the objectives of the Fund. The purchase of these types of securities may increase a Fund’s overall investment exposure and involves a risk of loss if the value of the securities declines prior to the settlement date. Unsettled securities purchased on a when-issued or delayed-delivery basis (i.e., in excess of an established market practice) will not exceed 5% of a Fund’s total assets at any one time.

Cash Position. Each Fund will hold a certain portion of its assets in U.S. dollar-denominated money market securities, including repurchase agreements, commercial paper, and bank obligations in the two highest rating categories maturing in one year or less. In addition, each Fund may invest in shares of U.S. dollar-denominated money market funds. For temporary, defensive purposes, a Fund may invest without limitation in such securities. This reserve position provides flexibility in meeting redemptions, expenses, and the timing of new investments and serves as a short-term defense during periods of unusual market volatility. The Dodge & Cox International Stock Fund may also hold bank time deposits denominated in the currency of any major nation.

Bank Obligations. Certificates of deposit, bankers’ acceptances, and other short-term debt obligations. Certificates of deposit are short-term obligations of commercial banks. A bankers’ acceptance is a time draft drawn on a commercial bank by a borrower, usually in connection with international commercial transactions. Certificates of deposit may have fixed or variable rates. A Fund may invest in U.S. banks, foreign branches of U.S. banks, U.S. branches of foreign banks, and foreign branches of foreign banks.

Short-Term Corporate Debt Securities. Outstanding nonconvertible corporate debt securities (such as bonds and debentures) which have one year or less remaining to maturity. Corporate notes may have fixed, variable, or floating rates.

Commercial Paper. Short-term promissory notes issued by corporations primarily to finance short-term credit needs. Certain notes may have floating or variable rates.

Repurchase Agreements. Each Fund may enter into a repurchase agreement through which an investor (such as a Fund) purchases a security (underlying security) from a well established securities dealer or bank that is a member of the Federal Reserve System. Any such dealer or bank will be on Dodge & Cox’s approved list and have a credit rating with respect to its short-term debt of at least A1 by S&P, F1 by Fitch,

P1 by Moody’s, or the equivalent rating as determined by Dodge & Cox. At that time, the bank or securities dealer agrees to repurchase the underlying security at the same price, plus specified interest. Repurchase agreements are generally for a short period of time, often less than a week. Repurchase agreements which do not provide for payment within seven days will be treated as illiquid securities. A Fund will only enter into repurchase agreements where (i) the underlying securities are issued by the U.S. government, its agencies and GSEs, (ii) the market value of the underlying security, including interest accrued, will be at all times greater than the value of the repurchase agreement, and (iii) payment for the underlying security is made only upon physical delivery or evidence of book-entry transfer to the account of the custodian or a bank acting as agent. In the event of a bankruptcy or other default of a seller of a repurchase agreement, a Fund could experience both delays in liquidating the underlying security and losses, including: (a) possible decline in the value of the underlying security during the period which the Fund seeks to enforce its rights thereto; (b) possible subnormal levels of income and lack of access to income during this period; and (c) expenses of enforcing its rights.

Borrowing Money. The Funds can borrow money from banks as a temporary measure for emergency purposes or to facilitate redemption requests. Such borrowing may be collateralized with Fund assets, subject to restrictions.

Lending of Portfolio Securities (Dodge & Cox International Stock Fund and Dodge & Cox Income Fund). Each Fund has reserved the right to lend its securities to qualified broker/dealers, banks or other financial institutions. By lending its portfolio securities, a Fund would attempt to increase its income by receiving a fixed fee or a percentage of the collateral, in addition to continuing to receive the interest or dividends on the securities loaned. The terms, structure and the aggregate amount of such loans would be consistent with the 1940 Act. The borrower would be required to secure any such loan with collateral in cash or cash equivalents maintained on a current basis in an amount at least equal to the total market value and accrued interest of the securities loaned by the Fund.

Investment Companies. The Funds can purchase the securities of other investment companies, including money market funds, as permitted by the 1940 Act.

Foreign Currency Transactions (Dodge & Cox International Stock Fund). A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are principally traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward contract generally has no deposit requirement, and no explicit commissions are charged (i.e., separately identifiable mark-ups and mark-downs) at any stage for trades.

The Fund may enter into forward contracts for a variety of purposes in connection with the management of the foreign securities portion of its portfolio. The Fund’s use of such contracts would include, but not be limited to, the following:

First, when the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, it may desire to “lock in” the U.S. dollar price of the security. By entering into a forward contract for the purchase or sale, for a fixed amount of dollars, of the amount of foreign currency involved in the underlying security transactions, the Fund will be able to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date the security is purchased or sold and the date on which payment is made or received.

Second, when Dodge & Cox believes that one currency may experience a substantial movement against another currency, including the U.S. dollar, it may enter into a forward contract to sell or buy the amount of the former foreign currency, approximating the value of some or all of the Fund’s portfolio securities denominated in such foreign currency. Alternatively, where appropriate, the Fund may hedge all or part of its foreign currency exposure through the use of a basket of currencies or a proxy currency where such currency or currencies act as an effective proxy for other currencies. In such a case, the Fund may enter into a forward contract where the amount of the foreign currency to be sold exceeds the value of the securities denominated in such currency. The use of this basket hedging technique may be more efficient and economical than entering into separate forward contracts for each currency held in the Fund. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible since the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date the forward contract is entered into and the date it matures. The projection of short-term currency market movement is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain and can result in principal loss or gain.

The Fund may enter into forward contracts for any other purpose consistent with the Fund’s investment objective and program. However, the Fund will not enter into a forward contract, or maintain exposure to any such contract(s), if the amount of foreign currency required to be delivered thereunder would exceed the Fund’s holdings of liquid, high-grade debt securities, currency available for cover of the forward contract(s), or other suitable cover as permitted by the SEC. In determining the amount to be delivered under a contract, the Fund may net offsetting positions.

At the maturity of a forward contract, the Fund may sell the portfolio security and make delivery of the foreign currency, or it may retain the security and either extend the maturity of the forward contract (by “rolling” that contract forward) or may initiate a new forward contract.

If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund will incur a gain or a loss (as described below) to the extent that there has been movement in forward contract prices. If the Fund engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency. Should forward prices decline during the period between the Fund’s entering into a forward contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent of the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

The Fund’s dealing in forward foreign currency exchange contracts will generally be limited to the transactions described above. However, the Fund reserves the right to enter into forward foreign currency contracts for different purposes and under different circumstances. Of course, the Fund is not required to enter into forward contracts with regard to its foreign currency-denominated securities and will not do so unless deemed appropriate by Dodge & Cox. It also should be realized that this method of hedging against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange at a future date. Additionally, although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time, they tend to limit any potential gain which might result from an increase in the value of that currency.

Additional Risks

General. Because of its investment policy, each Fund may not be suitable or appropriate for all investors. The Funds are not money market funds and are not appropriate investments for those whose primary objective is principal stability. A Fund’s assets will be subject to all of the risks of investing in the financial markets. All investment entails risk. The value of the portfolio securities of a Fund will fluctuate based upon market conditions. Although a Fund seeks to reduce risk by investing in a diversified portfolio, such diversification does not eliminate all risk. There can be no guarantee that a Fund will achieve its investment objective(s).

Management Risk. The Funds are subject to management risk because they are actively managed investment portfolios. Dodge & Cox will apply its investment techniques and risk analyses in making investment decisions for the Funds, but there can be no guarantee that its decisions will produce the desired results.

Debt Obligations. A Fund will invest in debt securities which hold the prospect of contributing to the achievement of a Fund’s objectives. Yields on short, intermediate, and long-term securities are dependent on a variety of factors, including the general conditions of the money and bond markets, the size of a particular offering, the maturity of the obligation, and the credit quality and rating of the issue. Debt securities with longer maturities tend to have higher yields and are generally subject to potentially greater capital appreciation and depreciation than obligations with shorter maturities and lower yields. The market prices of debt securities usually vary, depending upon available yields. An increase in interest rates will generally reduce the value of portfolio investments, and a decline in interest rates will generally increase the value of portfolio investments. The ability of a Fund to achieve its investment objective(s) is also dependent on the continuing ability of the issuers of the debt securities in which a Fund invests to meet their obligations for the payment of interest and principal when due. As discussed below, each Fund’s investment program permits it to hold securities that have been downgraded. In addition, the Dodge & Cox Balanced and Income Funds may invest in lower-quality securities. Since investors generally perceive that there are greater risks associated with investment in lower-quality securities, the yields from such securities normally exceed those obtainable from higher-quality securities. However, the principal value of lower-rated securities generally will fluctuate more widely than higher-quality securities. Lower-quality investments entail a higher risk of default—that is, the nonpayment of interest and principal by the issuer—than higher-quality investments. Such securities are also subject to special risks, discussed below. Although a Fund seeks to reduce risk by portfolio diversification, credit analysis, and attention to trends in the economy, industries and financial markets, these efforts will not eliminate all risk.

After purchase by a Fund, a debt security may cease to be rated or its rating may be reduced below the minimum required for purchase by a Fund. Neither event will require a sale of such security by a Fund. However, Dodge & Cox will consider such event in its determination of whether a Fund should continue to hold the security. To the extent that the ratings given by Moody’s, Fitch, S&P or NRSRO may change as a result of changes in such organizations or their rating systems, a Fund will attempt to use comparable ratings as standards for investments in accordance with the investment policies contained in the Prospectus.

Special Risks of High-Yield Investing. As described above, under limited circumstances, a Fund may hold low-quality bonds commonly referred to as “junk bonds”. Junk bonds are regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Because investment in low and lower-medium quality bonds involves greater investment risk, to the extent a Fund holds such bonds, achievement of its investment objective(s) will be more dependent on Dodge & Cox’s credit analysis than would be the case if a Fund was investing in higher-quality bonds. High-yield bonds may be more susceptible to real or perceived adverse economic conditions than investment-grade bonds. A projection of an economic downturn, or higher interest rates, for example, could cause a decline in high-yield bond prices because the advent of such events could lessen the ability of highly leveraged issuers to make principal and interest payments on their debt securities. In addition, the secondary trading market for high-yield bonds may be less liquid than the market for higher-grade bonds, which can adversely affect the ability of a Fund to dispose of its portfolio securities. Bonds for which there is only a “thin” market can be more difficult to value inasmuch as objective pricing data may be less available and judgment may play a greater role in the valuation process.

Participation on Creditors Committee. A Fund may from time to time participate on committees formed by creditors to negotiate with the management of financially troubled issuers of securities held by the Fund. Such participation may subject a Fund to expenses such as legal fees and may make a Fund an “insider” of the issuer for purposes of the federal securities laws, and therefore may restrict such Fund’s ability to trade in or acquire additional positions in a particular security when it might otherwise desire to do so. Participation by a Fund on such committees also may expose the Fund to potential liabilities under the federal bankruptcy laws or other laws governing the rights of creditors and debtors. A Fund will participate on such committees only when Dodge & Cox believes that such participation is necessary or desirable to enforce the Fund’s rights as a creditor or to protect the value of securities held by the Fund.

Eurodollar and Yankee Obligations. Eurodollar bank obligations are dollar-denominated certificates of deposit and time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks. Yankee bank obligations are dollar-denominated obligations issued in the U.S. capital markets by foreign banks. Eurodollar and Yankee bank obligations are subject to the same risks that pertain to domestic issues, notably credit risk, market risk and liquidity risk. Additionally, Eurodollar (and to a limited extent, Yankee) bank obligations are subject to certain sovereign risks and other risks associated with foreign investments. One such risk the possibility that a sovereign country might prevent capital, in the form of dollars, from flowing across their borders. Other risks include: adverse political and economic developments; the extent and quality of government regulation of financial markets and institutions; the imposition of foreign withholding taxes, and the expropriation or nationalization of foreign issues.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Funds provide a complete list of their holdings four times in each fiscal year, as of the end of each quarter. The lists appear in the Funds’ First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Funds file the lists with the SEC on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Funds’ Forms N-CSR and N-Q on the SEC’s web site at www.sec.gov. Forms N-CSR and N-Q may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by calling 1-202-942-8090 (direct) or 1-800-SEC-0330 (general SEC number). A list of the Funds’ quarter-end holdings is also available at www.dodgeandcox.com and upon request on or about 15 days following each quarter end and remains available on the web site until the list is updated for the subsequent quarter.

Occasionally, certain third parties—including the Funds’ service providers, independent rating and ranking organizations, intermediaries that distribute the Funds’ shares, institutional investors and others—request information about the Funds’ portfolio holdings. The Board of Trustees has approved policies and procedures relating to disclosure of the Funds’ portfolio holdings, which includes the protection of non-public portfolio holdings information. The Funds’ policy is to disclose portfolio holdings to third parties only where the Funds believe that there is a legitimate business purpose for the information and the recipient will not use the information to engage in any trading of the Funds’ holdings or Fund shares on the basis of nonpublic information.

The Funds may provide, at any time, portfolio holdings information to their service providers, such as the Funds’ investment manager, transfer agent, custodian/fund accounting agent, financial printer, pricing services, auditors, and proxy voting services, as well as to state and federal regulators and government agencies, and as otherwise required by law or judicial process. These service providers are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract.

Additionally, the Funds may provide information regarding their portfolio holdings to shareholders, firms and institutions before their public disclosure is required or authorized as discussed above, provided that: (i) the recipient does not distribute the portfolio holdings information or results of the analysis to third parties, other departments or persons who are likely to use the information for purposes of purchasing or selling the Funds before the portfolio holdings or results of the analysis become public information; and (ii) the recipient signs a written confidentiality agreement. Persons and entities unwilling to execute an acceptable confidentiality agreement may only receive portfolio holdings information that has otherwise been publicly disclosed. Any confidentiality agreement must be in form and substance acceptable to Dodge & Cox’s Legal Department and the Funds’ Chief Compliance Officer.

Dodge & Cox investment committee members and other senior officers or spokespersons of the Funds may disclose or confirm the ownership of any individual portfolio holding position to reporters, brokers, shareholders, consultants or other interested persons only if such information has been previously publicly disclosed. For example, an investment committee member discussing a particular Fund may indicate that a Dodge & Cox investment committee has an interest in purchasing for the Fund, and/or the Fund owns, a security only if the Fund’s ownership of such security has been previously publicly disclosed (and the statement is not otherwise inaccurate or misleading).

The Funds’ Board of Trustees and Dodge & Cox’s Legal Department may, on a case-by-case basis, impose additional restrictions on the dissemination of the Funds’ portfolio information beyond those described herein.

Dodge & Cox’s portfolio holdings policy requires any violations of the policy that affect the Funds be reported to the Funds’ Chief Compliance Officer. If the Funds’ Chief Compliance Officer, in the exercise of her duties, deems that a violation constitutes a “Material Compliance Matter” within the meaning of Rule 38a-1 under the 1940 Act,she is required to report the violation to the Funds’ Board of Trustees.

MANAGEMENT OF THE FUND

Trustees and Officers

The Trust is organized as a Delaware statutory trust. The Trust’s Board of Trustees supervises the Trust operations and performs statutory duties required by applicable state and federal law. The address for each Trustee and Officer is c/o Dodge & Cox, 555 California Street, 40th Floor, San Francisco, California 94104, unless otherwise noted. Each Trustee and Officer oversees all four portfolios in the Dodge & Cox Funds Complex and serves for an indefinite term.

TRUSTEES
Name and Address (Age)	Position(s) with Trust (Year of Election or Appointment)	Principal Occupation(s) During Past Five Years	Other Directorships Held by Trustee
Interested Trustees
Harry R. Hagey* (65)	Chairman and Trustee (Trustee since 1975)	Chairman and Director of Dodge & Cox, Portfolio Manager and member of Investment Policy Committee (IPC)
John A. Gunn* (62)	President and Trustee (Trustee since 1985)	Chief Executive Officer (since 2005), Chief Investment Officer and Director of Dodge & Cox, Portfolio Manager and member of IPC, Fixed Income Strategy Committee (FISC) and International Investment Policy Committee (IIPC)
Kenneth E. Olivier* (54)	Vice President and Trustee (Trustee since 2005)	President (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of IPC
Dana M. Emery* (44)	Vice President and Trustee (Trustee since 1993)	Executive Vice President (since 2005) and Director of Dodge & Cox, Manager of the Fixed-Income Department, Portfolio Manager and member of IPC and FISC
Independent Trustees
William F. Ausfahl (66)	Trustee (since 2002)	Chief Financial Officer, The Clorox Co. (1982-1997); Director, The Clorox Co. (1984-1997)

*	Each has been an employee of Dodge & Cox, 40th Floor, 555 California Street, San Francisco, California for over 15 years in an executive position and is an “interested person” of the Trust as defined in the 1940 Act.

Independent Trustees (continued)
Name and Address (Age)	Position(s) with Trust (Year of Election or Appointment)	Principal Occupation(s) During Past Five Years	Other Directorships Held by Trustee
L. Dale Crandall (64)	Trustee (since 1999)	President, Piedmont Corporate Advisors, Inc. (private consulting) (2003-present); President, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (2000-2002); Executive Vice President – Finance and Administration & Chief Financial Officer, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (1998-2000)	Director, Union BanCal Corporation (bank holding company) and Union Bank of California (commercial bank); Director, Covad Communications Group (broadband communications services); Director, Ansell Limited (medical equipment and supplies); Director, BEA Systems, Inc. (software and programming); Director, Coventry Health Care, Inc. (managed health care)
Thomas A. Larsen (56)	Trustee (since 2002)	Director in Howard, Rice, Nemerovski, Canady, Falk & Rabkin (Law Firm) (1977-Present)
John B. Taylor (60)	Trustee (since 2005)	Professor of Economics, Stanford University; Senior Fellow, Hoover Institution; Under Secretary for International Affairs, United States Treasury (2001-2005)
Will C. Wood (65)	Trustee (since 1992)	Principal, Kentwood Associates, Financial Advisers (1994-Present)	Director, Banco Latinoamericano de Exportaciones S.A. (Latin American Foreign Trade Bank)

OFFICERS
Name and Address (Age)	Position(s) with Trust (Year of Election or Appointment)	Principal Occupation(s) During Past Five Years
Katherine Herrick Drake (52)	Vice President (since 1993)	Vice President of Dodge & Cox, Portfolio Manager
Diana S. Strandberg (46)	Vice President (since 2005)	Vice President of Dodge & Cox, Portfolio Manager, Investment Analyst, and member of IPC (since 2005) and IIPC
John M. Loll (39)	Treasurer and Assistant Secretary (since 2000)	Vice-President and Treasurer of Dodge & Cox
David H. Longhurst (48)	Assistant Treasurer (since 2004)	Fund Administration and Accounting Senior Manager of Dodge & Cox (since 2004); Vice President, Treasurer, Controller and Secretary of Safeco Mutual Funds, Safeco Asset Management Company, Safeco Services, Safeco Securities, and Safeco Investment Services (2000-2004)
Thomas M. Mistele (52)	Secretary and Assistant Treasurer (since 2000)	Chief Operating Officer (since 2004), Director (since 2005), Secretary and General Counsel of Dodge & Cox
Marcia P. Venegas (37)	Chief Compliance Officer (since 2004)	Chief Compliance Officer (since 2005) of Dodge & Cox; Compliance Officer of Dodge & Cox (2003-2004); Compliance and Business Risk Manager of Deutsche Asset Management, Australia Limited (1999-2001)
Wendell W. Birkhofer (49)	Assistant Vice President (since 2001)	Vice President of Dodge & Cox, Portfolio Manager, Investment Analyst and member of IPC (since 2002)
James T. Borden (46)	Assistant Vice President (since 2004)	Vice President (since 2006) of Dodge & Cox, Taxable Account Portfolio Manager (since 2002); Van Strum & Towne, Inc. (1987-2001)
C. Bryan Cameron (48)	Assistant Vice President (since 2004)	Vice President of Dodge & Cox and Co-Director of Research, Portfolio Manager, Investment Analyst and member of IPC and IIPC
Steven H. Cassriel (44)	Assistant Vice President (since 2001)	Vice President of Dodge & Cox, Portfolio Manager and Investment Analyst

OFFICERS (continued)
Name and Address (Age)	Position(s) with Trust (Year of Election or Appointment)	Principal Occupation(s) During Past Five Years
Stephanie D. Crowe (40)	Assistant Vice President (since 2005)	Vice President (since 2004) of Dodge & Cox and Investment Analyst
James H. Dignan (36)	Assistant Vice President (since 2004)	Vice President (since 2004) of Dodge & Cox, Portfolio Manager, Investment Analyst and member of FISC (since 2002)
Mario C. DiPrisco (30)	Assistant Vice President (since 2005)	Vice President (since 2006) of Dodge & Cox, Portfolio Manager, Investment Analyst and member of IIPC (since 2004)
Thomas S. Dugan (41)	Assistant Vice President (since 2001)	Vice President of Dodge & Cox, Portfolio Manager, Investment Analyst and member of IPC and FISC
David J. Edwards (44)	Assistant Vice President (since 2001)	Vice President (since 2001) of Dodge & Cox and Client Service Representative
Yasha Gofman (39)	Assistant Vice President (since 2005)	Vice President of Dodge & Cox, Portfolio Manager, Investment Analyst and member of IIPC
Steven T. Gorski (36)	Assistant Vice President (since 2001)	Vice President (since 2004) of Dodge & Cox and Client Service Representative
David C. Hoeft (38)	Assistant Vice President (since 2004)	Vice President of Dodge & Cox, Portfolio Manager, Investment Analyst and member of IPC (since 2002)
Kevin D. Johnson (44)	Assistant Vice President (since 2001)	Vice President of Dodge & Cox, Portfolio Manager and Investment Analyst
Roger G. Kuo (35)	Assistant Vice President (since 2006)	Vice President (since 2003) of Dodge & Cox, Portfolio Manager, Investment Analyst and member of IIPC (since 2006)
Peter C. Lambert (53)	Assistant Vice President (since 2001)	Vice President of Dodge & Cox, Portfolio Manager and member of IPC and FISC
Mary Ann Milias (61)	Assistant Vice President (since 2002)	Vice President (since 2002) of Dodge & Cox and Client Service Representative (since 2001); Executive Director, Morgan Stanley Institutional Investment Management (1996-2001)

OFFICERS (continued)
Name and Address (Age)	Position(s) with Trust (Year of Election or Appointment)	Principal Occupation(s) During Past Five Years
Ria T. Nickens (35)	Assistant Vice President (since 2002)	Client Service Representative of Dodge & Cox
Shirlee R. Neil (41)	Assistant Vice President (since 2005)	Vice President (since 2001) of Dodge & Cox, Portfolio Manager and Investment Analyst
Charles F. Pohl (48)	Assistant Vice President (since 2004)	Senior Vice President and Director of Dodge & Cox, Co-Director of Research, Director of Credit Research, Portfolio Manager, Investment Analyst and member of IPC and FISC
Lynn A. Poole (46)	Assistant Vice President (since 2001)	Vice President of Dodge & Cox, Portfolio Manager and Investment Analyst
Kent E. Radspinner (39)	Assistant Vice President (since 2003)	Vice President (since 2001) of Dodge & Cox, Portfolio Manager, Investment Analyst and member of FISC
Larissa M. Roesch (39)	Assistant Vice President (since 2003)	Vice President (since 2002) of Dodge & Cox, Portfolio Manager, Investment Analyst and member of FISC
Gregory R. Serrurier (50)	Assistant Vice President (since 2001)	Vice President of Dodge & Cox, Portfolio Manager and member of IPC and IIPC
Tara E. Shamia (29)	Assistant Vice President (since 2005)	Client Service Representative (since 2001) of Dodge & Cox, Client Service and Performance Attribution Analyst of Seneca Capital Management (1999-2001)
Robert B. Thompson (58)	Assistant Vice President (since 2001)	Vice President of Dodge & Cox, Portfolio Manager and member of FISC
Steven C. Voorhis (36)	Assistant Vice President (since 2006)	Vice President (since 2001) of Dodge & Cox, Portfolio Manager, Investment Analyst and member of IPC
Eric R. Warner (44)	Assistant Vice President (since 2006)	Taxable Account Portfolio Manager (since 2005) of Dodge & Cox; Partner Telegraph Hill Investment Counsel (1997-2005)
Kouji Yamada (39)	Assistant Vice President (since 2004)	Vice President of Dodge & Cox, Portfolio Manager, Investment Analyst and member of IIPC

The Board of Trustees has four standing committees listed below:

	Functions	Members	Number of Meetings Held During Last Fiscal Year
Audit Committee	Oversee the accounting and financial reporting processes of the Trust and each of its series and its internal controls and, as the Committee deems appropriate, inquire into the internal controls of certain third-party service providers; to oversee the quality and integrity of the Funds’ financial statements and the independent audit thereof; oversee, or, as appropriate, assist Board of Trustees’ oversight of, the Funds’ compliance with legal and regulatory requirements that relate to the Funds’ accounting and financial reporting, internal controls and independent audits; approve prior to appointment the engagement of the Funds’ independent auditors and, in connection therewith, to review and evaluate the qualifications, independence and performance of the Funds’ independent auditors; and act as a liaison between the Funds’ independent auditors and Chief Compliance Officer and the Board.	William F. Ausfahl (Chairman) L. Dale Crandall Thomas A. Larsen John B. Taylor Will C. Wood	4
Governance Committee	Nominate proposed members of committees of the Board; evaluate and recommend to the Board the compensation of Trustees and Trustee expense reimbursement policies; evaluate the performance of the Board as deemed necessary; and consider the renewal of the Investment Management Agreements between the Funds and Dodge & Cox pursuant to Section 15(c) of the Investment Company Act of 1940, and such other material contracts as the Board and Committee deem appropriate.	William F. Ausfahl L. Dale Crandall Thomas A. Larsen (Chairman) John B. Taylor Will C. Wood	3

	Functions	Members	Number of Meetings Held During Last Fiscal Year
Nominating Committee

Determine such standards or qualifications for nominees to serve as Trustees on the Board, if any, as the Committee deems appropriate; identify possible candidates to become members of the Board in the event that a Trustee position is vacated or created and/or in contemplation of a shareholders’ meeting at which one or more Trustees is to be elected; and consider and evaluate such candidates and recommend Trustee nominees for the Board’s approval.

The Nominating Committee will consider shareholder recommendations for Trustee nominees. Shareholders may send recommendations to the Secretary of the Trust.

		William F. Ausfahl L. Dale Crandall Thomas A. Larsen (Chairman) John B. Taylor Will C. Wood	1
Valuation Committee	Review and approve the Funds’ valuation procedures for each of its series; provide oversight for pricing of securities and calculation of net asset value; approve and/or ratify “fair valuations”; and approve and/or ratify determinations of liquidity of the Funds’ securities.	William F. Ausfahl L. Dale Crandall (Chairman) Thomas A. Larsen John B. Taylor Will C. Wood	2

Trustees and officers of the Trust affiliated with Dodge & Cox hold a controlling interest in Dodge & Cox. On March 31, 2006, the officers and Trustees of the Trust owned less than 1.0% of the outstanding shares of each of the Dodge & Cox Funds.

The following table shows the dollar range of any equity securities beneficially owned by the Trustees in any of the Funds in the Dodge & Cox Funds Complex as of December 31, 2005.

Name of Trustee	Dollar Range of Equity Securities in the Funds		Aggregate Dollar Range of Equity Securities in all Registered Invest- ment Companies Overseen by Trustee in Family of Investment Companies
Interested Trustees
Harry R. Hagey	Dodge & Cox Stock Fund Dodge & Cox International Stock Fund Dodge & Cox Balanced Fund Dodge & Cox Income Fund	Over $100,000 Over $100,000 Over $100,000 Over $100,000	Over $100,000
John A. Gunn	Dodge & Cox Stock Fund Dodge & Cox International Stock Fund Dodge & Cox Balanced Fund Dodge & Cox Income Fund	Over $100,000 Over $100,000 Over $100,000 Over $100,000	Over $100,000
Kenneth E. Olivier	Dodge & Cox Stock Fund Dodge & Cox International Stock Fund Dodge & Cox Balanced Fund Dodge & Cox Income Fund	Over $100,000 Over $100,000 Over $100,000 $10,001 - $50,000	Over $100,000
Dana M. Emery	Dodge & Cox Stock Fund Dodge & Cox International Stock Fund Dodge & Cox Balanced Fund Dodge & Cox Income Fund	Over $100,000 Over $100,000 Over $100,000 Over $100,000	Over $100,000
Independent Trustees
William F. Ausfahl	Dodge & Cox Stock Fund Dodge & Cox International Stock Fund Dodge & Cox Balanced Fund Dodge & Cox Income Fund	Over $100,000 Over $100,000 Over $100,000 $50,001 - $100,000	Over $100,000
L. Dale Crandall	Dodge & Cox Stock Fund Dodge & Cox International Stock Fund Dodge & Cox Balanced Fund Dodge & Cox Income Fund	Over $100,000 — Over $100,000 —	Over $100,000
Thomas A. Larsen	Dodge & Cox Stock Fund Dodge & Cox International Stock Fund Dodge & Cox Balanced Fund Dodge & Cox Income Fund	Over $100,000 Over $100,000 — —	Over $100,000
John B. Taylor (elected to Board, December 2005)	Dodge & Cox Stock Fund Dodge & Cox International Stock Fund Dodge & Cox Balanced Fund Dodge & Cox Income Fund	— — — —	—

Name of Trustee	Dollar Range of Equity Securities in the Funds		Aggregate Dollar Range of Equity Securities in all Registered Invest- ment Companies Overseen by Trustee in Family of Investment Companies
Will C. Wood	Dodge & Cox Stock Fund Dodge & Cox International Stock Fund Dodge & Cox Balanced Fund Dodge & Cox Income Fund	Over $100,000 Over $100,000 $1-$10,000 $1-$10,000	Over $100,000

The following table shows compensation paid by the Trust to Independent Trustees. The Trust does not pay any other remuneration to its officers or Trustees, and has no bonus, profit-sharing, pension or retirement plan.

Independent Trustee	Total Compensation from Funds and the Dodge & Cox Funds Complex paid to Trustees for Year Ended December 31, 2005
William F. Ausfahl	$122,000
L. Dale Crandall	$107,000
Thomas A. Larsen	$117,000
John B. Taylor	$21,500 (elected to Board, December 2005)
Will C. Wood	$107,000

Code of Ethics

The Funds and Dodge & Cox have adopted a Code of Ethics under Rule 17j-1 of the 1940 Act. Dodge & Cox employees with access to information (access persons) about the purchase or sale of securities in a Fund’s portfolio may engage in personal securities transactions, including securities purchased or held by the Funds. However, the Code of Ethics requires, among other provisions, that access persons obtain approval before executing certain personal trades. The Code of Ethics is designed to place the interests of the Funds’ shareholders before the interests of the people who manage the Funds. The Code of Ethics is on file with the SEC.

Proxy Voting Policies and Procedures

Dodge & Cox Funds Proxy Voting Policies and Procedures are attached to this SAI as Appendix B. Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling 1-800-621-3979; or on or the Funds’ web site at www.dodgeandcox.com, and (2) on the SEC’s web site at www.sec.gov.

Principal Holders of Securities

On March 31, 2006, National Financial Services Inc., 200 Liberty St., One World Financial Center, New York, NY 10281-1003, owned of record 65,705,534 shares (16.7%), 79,386,210 shares (16.6%), 50,282,102 shares (17.1%) and 147,720,319 shares (18.3%) of the outstanding shares of Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund,

respectively. Charles Schwab & Co., 101 Montgomery Street, San Francisco, CA 94104-4122, owned of record 57,186,134 shares (14.5%), 80,419,888 shares (16.8%), 36,951,728 shares (12.6%) and 86,538,966 shares (10.7%) of the outstanding shares of Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund, respectively. The Trust knows of no other person who owns beneficially or of record more than 5% of the outstanding shares of each Fund.

Investment Manager

Dodge & Cox, 555 California Street, 40th Floor, San Francisco, California 94104, a California corporation, is employed by the Trust as manager and investment adviser of the Funds, subject to the direction of the Board of Trustees. Dodge & Cox is one of the oldest professional investment management firms in the United States, having acted continuously as investment managers since 1930 and has served as manager and investment adviser for the Funds since each Fund’s inception.

Dodge & Cox is not engaged in the brokerage business nor in the business of dealing in or selling securities. Its activities are devoted to investment research and the supervision of investment accounts for individuals, trustees, corporations, pension and profit-sharing funds, public entities, and charitable institutions. Dodge & Cox Stock Fund and Dodge & Cox Balanced Fund each pay Dodge & Cox a management fee which is payable monthly at the annual rate of 0.50% of the average daily net asset value of each Fund. Dodge & Cox International Stock Fund pays Dodge & Cox a management fee which is payable monthly at the annual rate of 0.60% of the average daily net asset value of the Fund. The Dodge & Cox Income Fund pays Dodge & Cox a management fee which is payable monthly at the annual rate of 0.50% of the average daily net asset value of the Fund up to $100 million and 0.40% of the average daily net asset value of the Fund in excess of $100 million.

The investment management agreements with Dodge & Cox Income Fund and Dodge & Cox Stock Fund provide that Dodge & Cox will waive its fee for any calendar year to the extent that such fee plus all other ordinary operating expenses paid by the Fund exceed 1% and 0.75%, respectively, of the average daily net asset value of the Fund. No waiver of management fee was required for 2005 under the agreements. For the period from May 1, 2001 through April 30, 2005, Dodge & Cox contractually agreed to reimburse the Dodge & Cox International Stock Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating Expenses at 0.90%. Pursuant to the expense reimbursement agreement with Dodge & Cox International Stock Fund, Dodge & Cox reimbursed Dodge & Cox International Stock Fund $45,752 for the fiscal year ended December 31, 2003. There was no expense reimbursement in 2004 or 2005. Investment management fees received by Dodge & Cox from the Funds for the last three years were as follows:

	2005	2004	2003

Dodge & Cox Stock Fund	$235,198,282	$179,639,203	$98,932,648

Dodge & Cox International Stock Fund	50,874,481	10,819,237	1,418,414

Dodge & Cox Balanced Fund	112,502,736	83,315,471	49,065,640

Dodge & Cox Income Fund	35,559,299	26,982,508	18,668,249

The contracts may be terminated at any time without penalty upon 60 days written notice by action of the Trustees, shareholders or by Dodge & Cox. The contracts will terminate automatically should there be an assignment thereof. In addition to Dodge & Cox’s fee, each Fund pays other direct expenses, including transfer agent, custodial, accounting, legal, insurance and audit fees; costs of preparing and printing prospectuses and reports sent to shareholders; registration fees and expenses; proxy and shareholder meeting expenses; membership dues for trade associations; legal expenses for Independent Legal Counsel to the Independent Trustees of the Trust; and Trustee fees and expenses. In 2005, the ratio of total operating expenses to average net assets of Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund were 0.52%, 0.70%, 0.53% and 0.44%, respectively. Dodge & Cox furnishes personnel and other facilities necessary for the operation of the Funds for which it receives no additional compensation. Dodge & Cox supervises the operations of the Funds and directs the investment and reinvestment of its assets and furnishes all executive personnel and office space required.

Investment Committee Members

As described in the Funds’ Prospectus, the Dodge & Cox Stock Fund’s investments and the stock portion of the Dodge & Cox Balanced Fund are managed by Dodge & Cox’s Investment Policy Committee (IPC), and no one IPC member is primarily responsible for making investment recommendations for the Funds. IPC is also responsible for determining the asset allocation of the Dodge & Cox Balanced Fund. The Dodge & Cox International Stock Fund’s investments are managed by Dodge & Cox’s International Investment Policy Committee (IIPC), and no one IIPC member is primarily responsible for making investment recommendations for the Fund. The Dodge & Cox Income Fund’s investments and the fixed-income portion of the Dodge & Cox Balanced Fund are managed by Dodge & Cox’s Fixed Income Strategy Committee (FISC), and no one FISC member is primarily responsible for making investment recommendations for the Funds. IPC, including Dana M. Emery, Thomas S. Dugan and Peter C. Lambert, work together to set target duration ranges for the Balanced and Income Funds and review certain fixed-income investments for the Balanced and Income Funds, including those rated below “A.” The IPC also makes asset allocation decisions among equity and fixed-income securities in the Dodge & Cox Balanced Fund. The research work of Dodge & Cox is organized for comprehensive and continuous appraisal of the economy and of various industries and companies. Supplemental research facilities are used to obtain additional coverage of business and financial developments affecting comparative security values.

Other Accounts Managed By Investment Committee Members

The investment committee members may also be responsible for the day-to-day management of other accounts, as indicated by the following table. None of these accounts has an advisory fee based on the performance of the account.

Dodge & Cox Stock Fund (as of December 31, 2005)

	REGISTERED INVESTMENT COMPANIES (OTHER DODGE & COX FUNDS)	OTHER POOLED INVESTMENT VEHICLES	OTHER ACCOUNTS (DODGE & COX SEPARATELY MANAGED ACCOUNTS)
IPC Members
Harry R. Hagey
Number of Other Accounts Managed	1	0	99
Total Assets in Other Accounts Managed	$23,611,117,894	—	$707,428,557
John A. Gunn
Number of Other Accounts Managed	3	0	13
Total Assets in Other Accounts Managed	$46,578,128,712	—	$93,051,204
Kenneth E. Olivier
Number of Other Accounts Managed	1	0	92
Total Assets in Other Accounts Managed	$23,611,117,894	—	$3,840,480,318
Diana S. Strandberg
Number of Other Accounts Managed	2	0	2
Total Assets in Other Accounts Managed	$36,968,362,741	—	$73,619,406
Wendell W. Birkhofer
Number of Other Accounts Managed	1	0	102
Total Assets in Other Accounts Managed	$23,611,112,894	—	$6,616,015,467
C. Bryan Cameron
Number of Other Accounts Managed	2	0	4
Total Assets in Other Accounts Managed	$36,968,362,741	—	$544,028,245
David C. Hoeft
Number of Other Accounts Managed	1	0	4
Total Assets in Other Accounts Managed	$23,611,117,894	—	$199,662,626
Charles F. Pohl
Number of Other Accounts Managed	2	0	5
Total Assets in Other Accounts Managed	$33,220,883,865	—	$525,241,825
Gregory R. Serrurier
Number of Other Accounts Managed	2	0	94
Total Assets in Other Accounts Managed	$36,968,362,741	—	$6,830,066,957

	REGISTERED INVESTMENT COMPANIES (OTHER DODGE & COX FUNDS)	OTHER POOLED INVESTMENT VEHICLES	OTHER ACCOUNTS (DODGE & COX SEPARATELY MANAGED ACCOUNTS)
Steven C. Voorhis
Number of Other Accounts Managed	1	0	1
Total Assets in Other Accounts Managed	$23,611,117,894	—	$24,127,559

Dodge & Cox International Stock Fund (as of December 31, 2005)

	REGISTERED INVESTMENT COMPANIES (OTHER DODGE & COX FUNDS)	OTHER POOLED INVESTMENT VEHICLES	OTHER ACCOUNTS (DODGE & COX SEPARATELY MANAGED ACCOUNTS)
IIPC Members
John A. Gunn
Number of Other Accounts Managed	3	0	13
Total Assets in Other Accounts Managed	$85,405,093,180	—	$93,051,204
Diana S. Strandberg
Number of Other Accounts Managed	2	0	2
Total Assets in Other Accounts Managed	$75,795,327,209	—	$73,619,406
C. Bryan Cameron
Number of Other Accounts Managed	2	0	4
Total Assets in Other Accounts Managed	$75,795,327,209	—	$544,028,245
Mario C. DiPrisco
Number of Other Accounts Managed	0	0	0
Total Assets in Other Accounts Managed	—	—	—
Yasha Gofman
Number of Other Accounts Managed	0	0	1
Total Assets in Other Accounts Managed	—	—	$473,684,525
Roger G. Kuo
Number of Other Accounts Managed	0	0	0
Total Assets in Other Accounts Managed	—	—	—
Gregory R. Serrurier
Number of Other Accounts Managed	2	0	94
Total Assets in Other Accounts Managed	$75,795,327,209	—	$6,830,066,957
Kouji Yamada
Number of Other Accounts Managed	0	0	1
Total Assets in Other Accounts Managed	—	—	$98,614,247

Dodge & Cox Balanced Fund (as of December 31, 2005)

	REGISTERED INVESTMENT COMPANIES (OTHER DODGE & COX FUNDS)	OTHER POOLED INVESTMENT VEHICLES	OTHER ACCOUNTS (DODGE & COX SEPARATELY MANAGED ACCOUNTS)
IPC and FISC Members
Harry R. Hagey
Number of Other Accounts Managed	1	0	99
Total Assets in Other Accounts Managed	$52,184,209,315	—	$707,428,557
John A. Gunn
Number of Other Accounts Managed	3	0	13
Total Assets in Other Accounts Managed	$75,151,220,133	—	$93,051,204
Kenneth E. Olivier
Number of Other Accounts Managed	1	0	92
Total Assets in Other Accounts Managed	$52,184,209,315	—	$3,840,480,318
Dana M. Emery
Number of Other Accounts Managed	1	0	34
Total Assets in Other Accounts Managed	$9,609,765,971	—	$8,745,696,641
Diana S. Strandberg
Number of Other Accounts Managed	2	0	2
Total Assets in Other Accounts Managed	$65,541,454,162	—	$73,619,406
Wendell W. Birkhofer
Number of Other Accounts Managed	1	0	102
Total Assets in Other Accounts Managed	$52,184,209,315	—	$6,616,015,467
C. Bryan Cameron
Number of Other Accounts Managed	2	0	4
Total Assets in Other Accounts Managed	$65,541,454,162	—	$544,028,245
James Dignan
Number of Other Accounts Managed	1	0	3
Total Assets in Other Accounts Managed	$9,609,765,971	—	$102,401,791
Thomas S. Dugan
Number of Other Accounts Managed	1	0	21
Total Assets in Other Accounts Managed	$9,609,765,971	—	$6,834,111,462
David C. Hoeft
Number of Other Accounts Managed	1	0	4
Total Assets in Other Accounts Managed	$52,184,209,315	—	$199,662,626
Peter C. Lambert
Number of Other Accounts Managed	1	0	48
Total Assets in Other Accounts Managed	$9,609,765,971	—	$7,514,770,078

	REGISTERED INVESTMENT COMPANIES (OTHER DODGE & COX FUNDS)	OTHER POOLED INVESTMENT VEHICLES	OTHER ACCOUNTS (DODGE & COX SEPARATELY MANAGED ACCOUNTS)
Charles F. Pohl
Number of Other Accounts Managed	2	0	5
Total Assets in Other Accounts Managed	$61,793,975,286	—	$525,241,825
Kent E. Radspinner
Number of Other Accounts Managed	1	0	6
Total Assets in Other Accounts Managed	$9,609,765,971	—	$614,407,992
Larissa M. Roesch
Number of Other Accounts Managed	1	0	15
Total Assets in Other Accounts Managed	$9,609,765,971	—	$2,494,635,949
Gregory R. Serrurier
Number of Other Accounts Managed	2	0	94
Total Assets in Other Accounts Managed	$65,541,454,162	—	$6,830,066,957
Robert B. Thompson
Number of Other Accounts Managed	1	0	78
Total Assets in Other Accounts Managed	$9,609,765,971	—	$5,577,565,080
Steven C. Voorhis
Number of Other Accounts Managed	1	0	1
Total Assets in Other Accounts Managed	$52,184,209,315	—	$24,127,559

Dodge & Cox Income Fund (as of December 31, 2005)

	REGISTERED INVESTMENT COMPANIES (OTHER DODGE & COX FUNDS)	OTHER POOLED INVESTMENT VEHICLES	OTHER ACCOUNTS (DODGE & COX SEPARATELY MANAGED ACCOUNTS)
FISC Member
John A. Gunn
Number of Other Accounts Managed	3	0	13
Total Assets in Other Accounts Managed	$89,152,572,056	—	$93,051,204
Dana M. Emery
Number of Other Accounts Managed	1	0	34
Total Assets in Other Accounts Managed	$23,611,117,894	—	$8,745,696,641
James H. Dignan
Number of Other Accounts Managed	1	0	3
Total Assets in Other Accounts Managed	$23,611,117,894	—	$102,401,791

	REGISTERED INVESTMENT COMPANIES (OTHER DODGE & COX FUNDS)	OTHER POOLED INVESTMENT VEHICLES	OTHER ACCOUNTS (DODGE & COX SEPARATELY MANAGED ACCOUNTS)
Thomas S. Dugan
Number of Other Accounts Managed	1	0	21
Total Assets in Other Accounts Managed	$23,611,117,894	—	$6,834,111,462
Peter C. Lambert
Number of Other Accounts Managed	1	0	48
Total Assets in Other Accounts Managed	$23,611,117,894	—	$7,514,770,078
Charles F. Pohl
Number of Other Accounts Managed	2	0	5
Total Assets in Other Accounts Managed	$75,795,327,209	—	$525,241,825
Kent E. Radspinner
Number of Other Accounts Managed	1	0	6
Total Assets in Other Accounts Managed	$23,611,117,894	—	$614,407,992
Larissa M. Roesch
Number of Other Accounts Managed	1	0	15
Total Assets in Other Accounts Managed	$23,611,117,894	—	$2,494,635,949
Robert B. Thompson
Number of Other Accounts Managed	1	0	78
Total Assets in Other Accounts Managed	$23,611,117,894	—	$5,577,565,080

Potential Conflicts of Interest

Potential conflicts of interest may arise in connection with the management of multiple accounts, including potential conflicts of interest related to the knowledge and timing of the Funds’ trades, investment opportunities, broker selection and Fund investments. Because of their roles on the investment committees, investment committee members may be privy to the size, timing and possible market impact of a Fund’s trades. It is theoretically possible that investment committee members could use this information to the advantage of other accounts they manage and to the possible detriment of a Fund. It is possible that an investment opportunity may be suitable for both a Fund and other accounts managed by investment committee members, but may not be available in sufficient quantities for both the Fund and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by a Fund and another account. Dodge & Cox has adopted procedures for allocation of portfolio transactions and investment opportunities across multiple client accounts on a fair and equitable basis over time. With respect to securities transactions for the Funds, Dodge & Cox determines which broker to use to execute each order, consistent with its duty to seek best execution of the transaction. However, with respect to its other accounts, Dodge & Cox may be limited by the client with respect to the selection of brokers or may be instructed to direct trades through a particular broker. In these cases, Dodge & Cox may place separate, non-simultaneous transactions for a Fund and another account which may temporarily affect the market price of the security or the execution of the transaction, or both, to the detriment of a Fund or the other account. Additionally, members of investment committees or their relatives may invest in a Fund and a conflict may arise where they may have an incentive to treat the Fund that they invest in preferentially as compared to other accounts.

Compensation

Compensation of Dodge & Cox Funds’ investment committee members includes a base salary, cash bonus, and a package of employee benefits which are generally available to all salaried employees. Compensation is structured to emphasize the success of Dodge & Cox rather than that of any one individual. Dodge & Cox does not have any “incentive compensation” or “deferred compensation” programs. Compensation is not linked to the distribution of Fund shares or to the performance of any account or Fund. All investment committee members also participate in equity ownership of Dodge & Cox. Each element of compensation is detailed below:

Base Salary. Each investment committee member is paid a fixed base salary which is intended to be competitive in light of each member’s experience and responsibilities.

Bonus. Bonus payments are based on a number of factors including the profitability of Dodge & Cox and the member’s long-term contributions to the firm. Dodge & Cox’s principles emphasize teamwork and a focus on client needs, and bonuses are structured to emphasize those principles. All full-time employees of Dodge & Cox participate in the annual bonus program. Bonuses are not linked to the volume of assets managed or to measurements of relative or absolute investment returns.

Equity Ownership. All investment committee members are shareholders of Dodge & Cox, which is a private, employee-owned S-corporation. A shareholder’s equity interest in Dodge & Cox provides pass-through income of Dodge & Cox’s profits and annual cash distributions based on each shareholder’s proportionate interest. Shareholder distributions are generally determined based on considerations of Dodge & Cox’s working capital requirements and on estimated tax liabilities associated with the pass-through of Dodge & Cox’s income. Dodge & Cox’s shares are issued and redeemed at book value and may only be held by active employees of the company. Changes in share ownership are controlled by Dodge & Cox’s Board of Directors, whose decisions regarding share ownership are based on each member’s long-term contributions to the firm. Shareholders also receive a benefit from the appreciation of the book value of their shares, which is realized when shares are repurchased by Dodge & Cox from the shareholder.

Employee Benefit Program. Investment committee members participate in benefit plans and programs available generally to all employees, which includes a qualified, defined-contribution profit sharing plan funded at the maximum allowable amount.

The above information regarding compensation of investment committee members is current as of December 31, 2005.

Ownership of Securities

The following table indicates the dollar range of securities of each Dodge & Cox Fund beneficially owned by the Fund’s investment committee members as of December 31, 2005.

AGGREGATE DOLLAR RANGE OF SECURITIES IN THE FUND
	Dodge & Cox Stock Fund	Dodge & Cox Balanced Fund
Investment Policy Committee
Wendell W. Birkhofer	G	F
C. Bryan Cameron	G	G
John A. Gunn	G	G
Harry R. Hagey	F	G
David C. Hoeft	B	C
Kenneth E. Olivier	G	G
Charles F. Pohl	E	G
Gregory R. Serrurier	G	G
Diana S. Strandberg	F	G
Steven C. Voorhis	E	E
AGGREGATE DOLLAR RANGE OF SECURITIES IN THE FUND
Dodge & Cox International Stock Fund
International Investment Policy Committee
C. Bryan Cameron	E
Mario C. DiPrisco	E
Yasha Gofman	F
John A. Gunn	G
Roger G. Kuo	C
Gregory R. Serrurier	F
Diana S. Strandberg	G
Kouji Yamada	F
AGGREGATE DOLLAR RANGE OF SECURITIES IN THE FUND
	Dodge & Cox Balanced Fund	Dodge & Cox Income Fund
Fixed Income Strategy Committee
James H. Dignan	A	A
Thomas S. Dugan	F	E
Dana M. Emery	G	G
John A. Gunn	G	G
Peter C. Lambert	E	B
Charles F. Pohl	G	C
Kent E. Radspinner	E	E
Larissa M. Roesch	E	B
Robert B. Thompson	G	E

RANGES: A—NONE; B—$1-$10,000; C—$10,001-$50,000; D—$50,001-$100,000; E—$100,001-$500,000; F—$500,001-$1,000,000; G—MORE THAN $1,000,000.

Dodge & Cox’s profit sharing plan is almost entirely invested in shares of the Funds. As of December 31, 2005, the profit sharing plan held $96,768,610 in the Funds.

Other Service Providers

Custodian and Transfer Agent

State Street Bank and Trust Company, P.O. Box 8422, Boston, Massachusetts 02266-8422 (1-800-621-3979), at its offices of its branches and agencies throughout the world, acts as custodian of all cash and securities of the Funds and serves as fund accounting agent for the Funds. As Foreign Custody Manager for the Dodge & Cox International Stock Fund, the bank selects and monitors foreign sub-custodian banks, selects and evaluates non-compulsory foreign depositories, and furnishes information relevant to the selection of compulsory depositories. Boston Financial Data Services, P.O. Box 8422, Boston, Massachusetts 02266-8422 (1-800-621-3979) acts as transfer and dividend disbursing agent for the Funds.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, California 94111, is the Independent Registered Public Accounting Firm to the Funds, subject to annual appointment by the Board of Trustees. PricewaterhouseCoopers LLP conducts an annual audit of the accounts and records of each Fund, reports on the Fund’s annual financial statements and performs tax and accounting advisory services.

Independent Legal Counsel to the Independent Trustees

Ropes & Gray LLP, One Embarcadero Center, Suite 2200, San Francisco, CA 94111-3627, currently serves as Independent Legal Counsel to the Independent Trustees. A determination with respect to the independence of the Independent Legal Counsel will be made at least annually by the Independent Trustees, as prescribed by the 1940 Act and the rules promulgated thereunder.

Legal Counsel to the Funds

Dechert LLP, 1775 I Street, NW, Washington, DC 20006-2401, currently serves as legal counsel to the Funds.

BROKERAGE ALLOCATION AND OTHER PRACTICES

The Investment Management Agreements provide that Dodge & Cox is responsible for selecting members of securities exchanges, brokers and dealers (brokers) for the execution of a Fund’s portfolio transactions and, when applicable, the negotiation of commissions. All decisions and placements are made in accordance with the following principles:

1.

Purchase and sale orders will be placed with brokers who are selected by Dodge & Cox as able to achieve “best execution” of such orders. Best execution means prompt and reliable execution at the most favorable securities price, taking into account the other provisions hereinafter set forth. The determination of what may constitute best execution and price in the execution of a securities transaction by a broker involves a number of considerations, including without limitation, the overall direct net economic result to a Fund (involving both price paid or received and any commissions and other costs paid), the efficiency with which the transaction is effected, the ability to effect the transaction at all where a large block is involved and to search for and obtain liquidity to minimize market impact, availability of the broker to stand ready to execute possibly difficult transactions, and the financial strength and stability of the broker. Such considerations are judgmental and are weighed by Dodge & Cox in determining the overall reasonableness of brokerage commissions.

2.	In selecting brokers to execute the Funds’ portfolio transactions, consideration is given to such factors as the price of the security, the rate of the commission, the size and difficulty of the order, the reliability, integrity, financial condition, general execution and operational capabilities of competing brokers and dealers, their expertise in particular markets and brokerage and research services provided by them. It is not the policy of Dodge & Cox to seek the lowest available commission rate where it is believed that a broker charging a higher commission rate would offer liquidity or provide better price or execution.

3.	Transactions on stock exchanges involve the payment of brokerage commissions. In transactions on stock exchanges in the United States and overseas, these commissions are negotiated. Equity securities will ordinarily be purchased in the primary markets, whether over-the-counter or listed; however, listed securities may be purchased in the over-the-counter market if such market provides best execution and liquidity. In underwritten offerings, the price includes a disclosed selling concession.

For fixed-income securities, it is expected that purchases and sales will ordinarily be transacted with the issuer, the issuer’s underwriter, or with a primary market maker acting as principal on a net basis, with no brokerage commission being paid by the Fund. However, the price of the securities generally includes compensation which is not disclosed separately. Transactions placed through dealers who are serving as primary market makers reflect the spread between the bid and asked prices.

4.

Dodge & Cox is authorized to allocate brokerage business to brokers who have provided brokerage and research services, as such services are defined in Section 28(e) of the Securities Exchange Act of 1934 (1934 Act), for a Fund and/or other accounts, if any, for which Dodge & Cox exercises investment discretion (as defined in Section 3(a)(35) of the 1934 Act) and, as to transactions as to which fixed minimum commission rates are not applicable (sometimes referred to as “soft dollar” arrangements). Such allocation may cause a Fund to pay a commission for effecting a securities transaction in excess of the amount another broker would have charged for effecting that transaction, if Dodge & Cox determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker, viewed in terms of either that particular transaction or with Dodge & Cox’s overall responsibilities with respect to a Fund and the other accounts, if any, as to which it exercises investment discretion. In reaching such determination, Dodge & Cox is not required to place or attempt to place a specific dollar value on the research or execution services of a broker or on the portion of any commission reflecting brokerage or research services. In demonstrating that such determinations were made in good faith, Dodge & Cox will be prepared to show that all commissions were allocated and paid for purposes contemplated by a Fund’s brokerage policy; that commissions were paid only for products or services which provide lawful and appropriate assistance to Dodge & Cox in the performance of its investment decision-making responsibilities; and that the commissions paid were within a reasonable range. The determination that commissions were within a reasonable range will be based on any available information as to the level of commissions known to be charged by other brokers on comparable transactions, but there will also be taken into account a Fund’s policies that (i) obtaining a low commission is deemed secondary to obtaining a favorable securities price, since it is recognized that usually it is more beneficial to a Fund to obtain a favorable price than to pay the lowest commission; and (ii) the quality, comprehensiveness and frequency of research studies which are provided for Dodge & Cox are useful to Dodge & Cox in performing its advisory services under its Investment Management Agreement with a Fund. Research services provided by brokers to Dodge & Cox are considered to be in addition to, and not in lieu of, services required to be performed by Dodge & Cox under its Investment Management Agreement. Research furnished by brokers through whom a Fund effects securities transactions may be used by Dodge & Cox for any of its accounts, and not all such research may be used by Dodge & Cox for the Funds. It is currently the policy of Dodge & Cox to not use credits generated through soft dollar arrangements to pay for third-party research services (services produced by a party other than the broker receiving the commissions or an affiliate of that broker). As such, Dodge & Cox pays for third-party research out of its own assets. Additionally, Dodge & Cox may receive third-party research from executing brokers if such research is ancillary to proprietary research provided by the broker and is not paid for with soft dollar credits.

The receipt of investment research and information and related services permits Dodge & Cox to supplement its own research and analysis and makes available to Dodge & Cox the views and information of individuals and research staffs of other firms. The views and information include such matters as communications with persons having special expertise on certain companies, industries, areas of economy or market factors and written materials on these and other areas which might affect the economy or securities prices.

Research services may also include information regarding transnational economies, industries, countries, groups of securities and individual companies; statistical information and databases; accounting and tax law interpretations; political developments; legal developments affecting portfolio securities; pricing and appraisal services; issuer disclosure services; credit, risk measurement and performance analysis; and analysis of corporate responsibility issues. Research services are subject to internal analysis before being incorporated into Dodge & Cox’s investment process.

5.	Purchases and sales of portfolio securities within the United States other than on a securities exchange will be executed with primary market makers acting as principal except where, in the judgment of Dodge & Cox, better prices and execution may be obtained on a commission basis or from other sources.

Insofar as known to management, no Trustee or officer of the Trust, nor Dodge & Cox or any person affiliated with any of them, has any material direct or indirect interest in any broker employed by or on behalf of a Fund. There is no fixed method used in determining which brokers receive which order or how many orders.

Periodically Dodge & Cox reviews the current commission rates and discusses the execution capabilities and the services provided by the various brokers Dodge & Cox is utilizing in the execution of orders. Research services furnished by the brokers through whom Dodge & Cox effects security transactions for a Fund may be used in servicing some or all of Dodge & Cox’s accounts, however, all such services may not be used by Dodge & Cox in connection with a Fund. Aggregate brokerage commissions paid by Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund and Dodge & Cox Balanced Fund during the last three years were as follows:

	2005	2004	2003

Dodge & Cox Stock Fund[1]	12,169,284	12,877,026	$15,171,288

Dodge & Cox International Stock Fund[2]	10,276,797	4,723,178	875,016

Dodge & Cox Balanced Fund	3,593,895	3,956,476	3,962,264

[1]	The decrease in brokerage commissions from 2003 to 2004 was primarily due to an aggregate decrease in commission rates.
[2]	The increases in brokerage commissions from 2004 to 2005 and 2003 to 2004 were primarily due to large increases in subscription activity.

In 2005, securities transactions allocated to brokers based on arrangements to provide research services to Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund and Dodge & Cox Balanced Fund totaled $365,984,539, $67,912,508, and $106,627,076 respectively, and brokerage commissions paid on such transactions amounted to $465,515, $80,442, and $135,240 respectively. Except as indicated above, Dodge & Cox does not intend to place portfolio transactions with any particular brokers.

Investment decisions for a Fund are made independently from those of the other Funds and other accounts managed by Dodge & Cox. It may frequently develop that the same investment decision is made for more than one account. Simultaneous transactions may often occur when the same security is suitable for the investment objective of more than one account. When two or more accounts are simultaneously engaged in the purchase or sale of the same security, the transactions are averaged as to price and allocated as to amount in accordance with a formula equitable to each account. It is recognized that in some cases this system could have a detrimental effect on the price or availability of the security as far as a Fund is concerned. In other cases, however, it is believed that the ability of a Fund to participate in volume transactions will produce better executions for the Fund.

CAPITAL STOCK

The Trust, organized as a Delaware statutory trust in 1998, has four classes of shares of beneficial interests, each share evidences a beneficial ownership interest in a Fund, and there is no limit to the number of shares that may be issued. Three series of the Trust are successors to Dodge & Cox Stock Fund established in 1965, Dodge & Cox Balanced Fund established in 1931 and Dodge & Cox Income Fund established in 1989. The Dodge & Cox International Stock Fund was established in 2001. All shares have the same rights as to redemption, dividends, and in liquidation. All shares issued are fully paid and non-assessable, are transferable, and are redeemable at net asset value upon demand of the shareholder. Shares have no preemptive or conversion rights. The Trust is not required to hold annual meetings of shareholders.

PURCHASE, REDEMPTION, AND PRICING OF SHARES

The procedures for purchasing and redeeming shares of a Fund are described in the Funds’ Prospectus, which is incorporated herein by reference.

Net Asset Value per Share. The purchase and redemption price of a Fund’s shares is equal to a Fund’s net asset value per share (NAV) or share price. A Fund determines its NAV by subtracting a Fund’s total liabilities (including accrued expenses and dividends payable) from its total assets (the market value of the securities a Fund holds plus cash and other assets, including income accrued but not yet received) and dividing the result by the total number of shares outstanding. The NAV of a Fund is normally calculated as of the close of trading on the New York Stock Exchange (NYSE) every day the NYSE is open for trading. The NYSE is closed on the following days: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

Determination of NAV (and the offering, sale redemption and repurchase of shares) for a Fund may be suspended when (a) the NYSE is closed, other than customary weekend and holiday closings, (b) trading on the NYSE is restricted, (c) an emergency exists as a result of which disposal by a Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for a Fund to fairly determine the value of its net assets, or (d) a governmental body having jurisdiction over a Fund may by order permit such a suspension for the protection of a Fund’s shareholders; provided that applicable rules and regulations of the SEC (or any succeeding governmental authority) shall govern as to whether the conditions prescribed in (b), (c) or (d) exist.

In determining total NAV of a Fund, stocks are valued at market price, using as a price the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the bid and ask prices for the day. A security which is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Fixed-income securities, including listed issues, are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and electronic data processing techniques. Under certain circumstances, fixed-income securities that are not valued by pricing services are temporarily valued by Dodge & Cox utilizing both dealer-supplied valuations and electronic data processing techniques. Valuations of fixed-income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the- counter listed prices. Short-term securities are valued at amortized cost which approximates current value. Security values are not discounted based on the size of the Fund’s position.

Trading in securities denominated in foreign currencies and traded on European and Far Eastern securities exchanges and over-the-counter markets is normally completed well before the close of business of the NYSE on each day that the NYSE is open. Trading in European or Far Eastern securities generally, or in a particular country or countries, may not take place on every NYSE business day. Furthermore, trading takes place in various foreign markets on days that are not business days for the NYSE and on which the Fund’s NAV is not calculated. Thus, the calculation of the Fund’s NAV does not take place contemporaneously with the determination of the prices of many of the portfolio securities used in the calculation and, if events materially affecting the value of these foreign securities occur, the securities will be valued at fair value.

In-Kind Exchange of Securities. Dodge & Cox may, at its discretion, permit you to purchase shares of a Fund through the exchange of other securities you own. Any securities exchanged (i) must meet the investment objective, policies and limitations of the Fund; (ii) must have a readily ascertainable market value; (iii) must be liquid; (iv) must not be subject to restrictions on resale; and (v) the market value of any securities exchanged, plus any cash, must be at least $25 million; Dodge & Cox reserves the right to make exceptions to this minimum at its discretion. Dodge & Cox has unlimited discretion to accept or reject any securities submitted for exchange. Fund shares purchased in exchange for securities generally may not be redeemed or exchanged until the transfer has settled—within 3 business days following the date of the exchange. The basis of the exchange will depend upon the net asset value of the shares purchased and securities exchanged. Securities accepted by the Fund will be valued in the same manner as the Fund values its assets. Any interest earned on the securities following their delivery to the Fund and prior to the exchange will be considered in valuing the securities. All interest, dividends, subscription or other rights attached to the securities become the property of the Fund, along with the securities.

Redemptions in Kind. The Funds reserve the right, if conditions exist which make cash payments undesirable, to honor any request for redemption by making payment in whole or in part in readily marketable securities chosen by a Fund and valued as they are for purposes of computing a Fund’s NAV (a redemption-in-kind). If payment is made in securities, a shareholder may incur transaction expenses in converting these securities to cash. The Funds have elected, however, to be governed by Rule 18f-1 under the 1940 Act, as a result of which a Fund is obligated to redeem shares, with respect to any one shareholder during any 90-day period, solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of the period.

TAXATION OF THE FUND

Set forth below is a discussion of certain U.S. federal income tax issues concerning the Funds and the purchase, ownership, and disposition of Fund shares. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to shareholders in light of their particular circumstances. This discussion is based upon present provisions of the Internal Revenue Code of 1986, as amended (Code), the regulations promulgated thereunder, and judicial and administrative authorities, all of which are subject to change, which change may be retroactive. You should consult your own tax adviser with regard to the federal tax consequences of the purchase, ownership, or disposition of Fund shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

Each Fund intends to qualify each year as a regulated investment company under the Code. Accordingly, each Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, net income from certain publicly traded partnerships or other income derived with respect to its business of investing in such stock, securities or currencies; and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities and the securities of other regulated investment companies), or in two or more controlled issuers in the same or similar or related trades or businesses, or in certain publicly traded partnerships. As a regulated investment company, each Fund generally is not subject to U.S. federal income tax on income and gains that it distributes to shareholders, if at least 90% of each Fund’s investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gains over net long-term capital losses) for the taxable year is distributed. Each Fund intends to distribute substantially all of such income.

If, in any taxable year, a Fund fails to qualify as a regulated investment company under the Code or fails to meet the distribution requirement, it would be taxed in the same manner as an ordinary corporation and distributions to its shareholders would not be deductible by the Fund in computing its taxable income. In addition, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would constitute dividends which are taxable to shareholders as ordinary income, even if those distributions are attributable (wholly or partly) to net long-term capital gains. If a Fund fails to qualify as a regulated investment company in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a regulated investment company. Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax at the Fund level. To avoid the tax, each Fund must distribute during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year, and (3) all ordinary income and capital gains for previous years that were not distributed or taxed to the Fund during such years. To avoid application of the excise tax, each Fund intends to make distributions in accordance with the calendar year distribution requirement.

You need to be aware of the possible tax consequences when:

•	You sell Fund shares, including an exchange from one Fund to another.

•	A Fund makes a distribution to your account.

Taxes on Fund Redemptions. Upon a redemption, sale or exchange of shares of a Fund, you will realize a taxable gain or loss depending upon your basis in your shares. A gain or loss will generally be treated as capital gain or loss, and the rate of tax will depend upon your holding period for your shares. Any loss realized on a redemption, sale or exchange will be disallowed to the extent the shares disposed of are replaced (including through reinvestment of dividends) within a period of 61 days, beginning 30 days before and ending 30 days after the shares are disposed of. In such a case the basis of the acquired shares will be adjusted to reflect the disallowed loss. If you hold Fund shares for six months or less and during that period receive a distribution taxable to you as long-term capital gain, any loss realized on the sale of such shares during such six-month period would be a long-term capital loss to the extent of such distribution.

In January, you will be sent Form 1099-B, indicating the amount of sales made in a Fund during the prior year. This information will also be reported to the IRS. For certain accounts opened after September 30, 1987, the Funds will provide you with the average cost of the shares sold during the year, based on the “average cost single category” method. This information is not reported to the IRS, and you do not have to use it. You may calculate the cost basis using other methods acceptable to the IRS, such as the “specific identification” method. However, if you change your method for determining cost basis with respect to a Fund, the IRS may determine that you have made an unauthorized change to your method of accounting. You should consult your own tax advisor before changing methods.

To help you maintain accurate records, you will be sent a confirmation immediately following each transaction (except for systematic purchases) and quarterly and year-end statements detailing all transactions in your account during the year.

Taxes on Fund Distributions. The following summary does not apply to retirement accounts, such as IRAs, which are tax-deferred until shareholders withdraw money from them.

Distributions of investment company taxable income are taxable to you, whether paid in cash or reinvested in Fund shares. Dividends paid by a Fund to a corporate shareholder, to the extent such dividends are attributable to dividends received by the Fund from U.S. corporations, may, subject to limitation, be eligible for the dividends received deduction. Holders of a Dodge & Cox Fund, other than the Income Fund, may be able to take such a deduction. However, the alternative minimum tax applicable to corporations may reduce the value of the dividends received deduction.

A portion of the income dividends paid to you by a Fund may be qualified dividends subject to a maximum tax rate of 15% for individuals (5% for individuals in the 10% and 15% federal rate brackets). In general, income dividends from domestic corporations and qualified foreign corporations will be permitted this favored federal tax treatment. Income dividends from interest earned by a Fund on debt securities and dividends received from unqualified foreign corporations will continue to be taxed at the higher ordinary income tax rates. Distributions of qualified dividends will be eligible for these reduced rates of taxation only if you own your shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date of any dividend. The lower rates on qualified dividends is scheduled to expire after December 31, 2008 in absence of further action by Congress.

The excess of net long-term capital gains over net short-term capital losses realized, distributed and properly designated by a Fund, whether paid in cash or reinvested in Fund shares, will generally be taxable to you as long-term gain, regardless of how long you have held Fund shares. Net capital gains from assets held by a Fund for one year or less will be taxed as ordinary income.

In January, you will be sent Form 1099-DIV indicating the tax status of any distributions paid to you during the prior year. This information will also be reported to the IRS. You will generally be taxed on distributions you receive from a Fund. If a Fund declares a dividend in October, November or December but pays it in January, you may be taxed on the dividend as if you received it in the previous year.

Pass-Through of Foreign Tax Payments (Dodge & Cox International Stock Fund). The Fund may be subject to foreign withholding taxes on income from certain foreign securities. This, in turn, could reduce the Fund’s income dividends paid to you. If more than 50% of the Fund’s total assets at the end of a taxable year is invested in foreign securities and the Fund distributes at least 90% of its investment company taxable income, the Fund may elect to pass through to you your pro rata share of foreign taxes paid by the Fund. If this election is made, you will be required to include in gross income (in addition to taxable dividends actually received) your pro rata share of the foreign taxes paid by the Fund, and will be entitled either to deduct your pro rata share of foreign income and similar taxes in computing your taxable income or to use it as a foreign tax credit against your U.S. federal income tax liability, subject to limitations. No deduction for foreign taxes may be claimed by individuals who do not itemize deductions, but such shareholders may be eligible to claim the foreign tax credit. No credit may be claimed by you with respect to Fund shares that you have held less than 16 days during the 31-day period beginning 15 days before the ex-dividend date of any dividend. You will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed your U.S. tax attributable to your foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income flows through to you. Gains from the sale of securities may be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuations gains from foreign currency denominated debt securities, receivables and payables, may be treated as ordinary income derived from U.S. sources. The limitation on foreign tax credit is applied separately to foreign source passive income (as defined for purposes of the foreign tax credit), including the foreign source passive income passed through by the Fund. You may be unable to claim a credit for the full amount of your proportionate share of the foreign taxes paid by the Fund. If the Fund is not eligible to make the election to “pass through” to you its foreign taxes, the foreign income taxes it pays generally will reduce investment company taxable income, and the distributions by the Fund will be treated as United States source income.

The foregoing is only a general description of the foreign tax credit. Because application of the credit depends on the particular circumstances of each shareholder, shareholders are advised to consult their own tax advisers.

Effect of Foreign Debt Investment on Distributions (Dodge & Cox International Stock Fund). Under the Code, gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time the Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of some investments, including debt securities and certain forward contracts denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s net investment income to be distributed to you as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute in order to qualify for treatment as a regulated investment company and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other net investment income during a taxable year, the Fund would not be able to make ordinary dividend distributions, or distributions made before the losses were realized would be recharacterized as a return of capital to you for federal income tax purposes, rather than as an ordinary dividend, reducing your basis in your Fund shares.

Federal Tax Treatment of Forward Foreign Exchange Contracts (Dodge & Cox International Stock Fund). The Fund may enter into certain forward foreign exchange contracts which will be treated as “Section 1256 contracts” or straddles. Transactions that are considered Section 1256 contracts will be considered to have been closed at the end of the Fund’s fiscal year and any gains or losses will be recognized for tax purposes at that time. Such gains or losses from the normal closing or settlement of such transactions will be characterized as 60% long-term capital gain or loss and 40% short-term capital gain or loss regardless of the holding period of the instrument (ordinary income or loss for foreign exchange contracts). The Fund will be required to distribute net gains on such transactions to shareholders even though it may not have closed the transaction or received cash to pay such distributions.

Forward foreign exchange contracts that offset a foreign dollar-denominated bond or currency position may be considered straddles for tax purposes, in which case a loss on any position in a straddle will be subject to deferral to the extent of unrealized gain in an offsetting position. The holding period of the securities or currencies comprising the straddle will be deemed not to begin until the straddle is terminated.

In order for the Fund to continue to qualify as a regulated investment company, at least 90% of its gross income for a taxable year must be derived from qualifying income, i.e., dividends, interest, income derived from loans of securities, and gains from the sale of securities or currencies. Tax regulations could be issued limiting the extent that net gains realized from foreign forward exchange contracts on currencies or certain other foreign currency gains are qualifying income for purposes of the 90% requirement.

PFIC Securities. A Dodge & Cox Fund, other than the Income Fund, may invest in securities of foreign entities that could be deemed for tax purposes to be passive foreign investment companies (PFICs). In general, a foreign corporation is classified as a PFIC if at least one-half of its assets constitute investment-type assets, or 75% or more of its gross income is investment-type income. The Fund intends to mark-to-market these securities and recognize any realized or unrealized gains at the end of its fiscal year. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that the Fund may be required to distribute, even though it has not sold the securities.

Constructive Sales. Under certain circumstances, the Fund may recognize gain from a constructive sale of an “appreciated financial position” it holds if it enters into a short sale, forward contract or other transaction that substantially reduces the risk of loss with respect to the appreciated position. In that event, the Fund would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but not loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Fund’s holding period in the property. Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Fund’s holding period and the application of various loss deferral provisions of the Code. Constructive sale treatment does not apply to transactions if such transaction is closed before the end of the 30th day after the close of the Fund’s taxable year and the Fund holds the appreciated financial position throughout the 60-day period beginning with the day such transaction was closed if certain other conditions are met.

Market Discount. If a Fund purchases a debt security at a price lower than the stated redemption price of such debt security, the excess of the stated redemption price over the purchase price is “market discount.” If the amount of market discount is more than a de minimis amount, a portion of such market discount must be included as ordinary income (not capital gain) by the Fund in each taxable year in which the Fund owns an interest in such debt security and receives a principal payment on it. In particular, a Fund will be required to allocate that principal payment first to the portion of the market discount on the debt security that has accrued but has not previously been includable in income. In general, the amount of market discount that must be included for each period is equal to the lesser of (i) the amount of market discount accruing during such period (plus any accrued market discount for prior periods not previously taken into account) or (ii) the amount of the principal payment with respect to such period. Generally, market discount accrues on a daily basis for each day the debt security is held by a Fund at a constant rate over the time remaining to the debt security’s maturity or, at the election of a Fund, at a constant yield to maturity which takes into account the semi-annual compounding of interest. Gain realized on the disposition of a market discount obligation must be recognized as ordinary interest income (not capital gain) to the extent of the “accrued market discount.”

Original Issue Discount. Certain debt securities acquired by a Fund may be treated as debt securities that were originally issued at a discount. Very generally, original issue discount is defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Although no cash income on account of such discount is actually received by a Fund, original issue discount that accrues on a debt security in a given year generally is treated for federal income tax purposes as interest and, therefore, such income would be subject to the distribution requirements applicable to regulated investment companies. Some debt securities may be purchased by a Fund at a discount that exceeds the original issue discount on such debt securities, if any. This additional discount represents market discount for federal income tax purposes (see above).

Tax Effect of Buying Shares before a Capital Gain or Income Distribution. If you buy shares shortly before or on the “record date” for a Fund distribution — the date that establishes you as the person to receive the upcoming distribution — you will receive, in the form of a taxable distribution, a portion of the money you just invested. Therefore, you may wish to find out a Fund’s record date before investing. Of course, a Fund’s share price may, at any time, reflect undistributed capital gains or income. Unless a Fund incurs offsetting losses, these amounts will eventually be distributed as a taxable distribution.

Backup Withholding on Dividends, Capital Gain Distributions and Redemptions. Each Fund generally will be required to withhold federal income tax (“backup withholding”) from dividends paid (other than exempt-interest dividends), capital gain distributions, and redemption proceeds otherwise payable to you if (1) you fail to furnish the Fund with your correct taxpayer identification number or social security number, (2) the IRS notifies you or the Fund that you have failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, you fail to certify that you are not subject to backup withholding. The rate of backup withholding is currently 28%. Any amounts withheld may be credited against your federal income tax liability.

Other Taxation

Distributions may be subject to state, local and foreign taxes, depending on each shareholder’s particular situation. Non-U.S. shareholders may be subject to U.S. tax rules that differ significantly from those summarized above, including the likelihood that ordinary income dividends to them would be subject to withholding of a U.S. tax at a rate of 30% (or a lower treaty rate, if applicable).

The discussion above and in the Funds’ Prospectus regarding the federal income tax consequences of investing in a Fund have been prepared by Dodge & Cox and do not purport to be complete descriptions of all tax implications of an investment in a Fund. You are advised to consult with your own tax adviser concerning the application of federal, state and local taxes to an investment in a Fund. The Trust’s legal counsel has expressed no opinion in respect thereof.

PRINCIPAL UNDERWRITER

The Trust is the sole and principal underwriter of the shares of the Funds.

PERFORMANCE INFORMATION

Each Fund may include figures indicating its total return or yield in advertisements or reports to shareholders or prospective investors.

Total Return (before taxes)

Quotations of a Fund’s average annual total rate of return will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in the Fund over periods of one, five and ten years, will reflect the deduction of a proportional share of Fund expenses (on an annual basis), will assume that all dividends and capital gains distributions are reinvested when paid, but will not take into account any income taxes payable by shareholders, and will be calculated according to the following formula:

P (1 + T)[n] = ERV

where	P	=	a hypothetical initial payment of $1,000,

	T	=	the average annual total return,

	n	=	the number of years,

	ERV	=	the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period.

Average Annual Total Return after Taxes on Distributions

A Fund’s average annual return after taxes on distributions will be calculated according to the following formula:

P (1 + T)[n] = ATVD

where	P	=	a hypothetical initial payment of $1,000,

	T	=	the average annual total return (after taxes on distributions),

	n	=	the number of years,

	ATVD	=	the ending value of a hypothetical $1,000 payment made at the beginning of the period, after taxes on fund distributions, but not after taxes on redemption.

Average Annual Total Return after Taxes on Distributions and Redemption

A Fund’s average annual return after taxes on distributions and redemption will be calculated according to the following formula:

P (1 + T)[n] = ATVDR

where	P	=	a hypothetical initial payment of $1,000,

	T	=	the average annual total return (after taxes on distributions and redemption),

	n	=	the number of years,

	ATVDR	=	the ending value of a hypothetical $1,000 payment made at the beginning of the period, after taxes on fund distributions and after taxes on redemption.

The average annual total returns of the Funds for the one, five and ten-year periods (or for the periods the Fund has been in operation) ended December 31, 2005 were as follows:

	1 Year	5 Years	10 Years
Dodge & Cox Stock Fund
Return before Taxes	9.36%	11.03%	14.59%
Return after Taxes on Distributions	8.73	10.14	12.78
Return after Taxes on Distributions and Sale of Fund Shares	6.83	9.20	12.06

	1 Year	Life of Fund*
Dodge & Cox International Stock Fund
Return before Taxes	16.74%	14.29%
Return after Taxes on Distributions	16.51	14.07
Return after Taxes on Distributions and Sale of Fund Shares	11.50	12.50

* For the period May 1, 2001 through December 31, 2005
	1 Year	5 Years	10 Years
Dodge & Cox Balanced Fund
Return before Taxes	6.59%	9.93%	11.88%
Return after Taxes on Distributions	5.69	8.59	9.67
Return after Taxes on Distributions and Sale of Fund Shares	4.80	7.90	9.22

Dodge & Cox Income Fund
Return before Taxes	1.98%	6.48%	6.35%
Return after Taxes on Distributions	0.46	4.54	4.07
Return after Taxes on Distributions and Sale of Fund Shares	1.28	4.38	4.01

Total return indicates the positive or negative rate of return that an investor would have earned from reinvested dividends and distributions and changes in net asset value per share during the period. Past performance (before and after taxes) does not necessarily indicate how a Fund will perform in the future.

Quotations of yield, as defined by the SEC, will be based on net investment income per share earned during a given thirty-day period and will be computed by dividing this net investment income by the net asset value per share on the last day of the period and annualizing the results according to the following formula:

			YIELD = 2[(	a-b cd	+1)[6] -1]

where	a	=	dividends and interest earned during the period,

	b	=	expenses accrued for the period (net of reimbursements or waivers),

	c	=	the average daily number of shares outstanding during the period that were entitled to receive dividends, and

	d	=	the maximum offering price per share on the last day of the period.

The Funds’ current yields for the thirty days ended December 31, 2005 were as follows:

Dodge & Cox Stock Fund	1.24%

Dodge & Cox International Stock Fund	1.28%

Dodge & Cox Balanced Fund	2.46%

Dodge & Cox Income Fund	4.89%

Yield does not directly reflect changes in net asset value per share which occurred during the period.

As appropriate, performance information for a Fund may be compared in reports and promotional literature to: (i) the Standard & Poor’s 500® Composite Index, MSCI® Indices, the Lehman Brothers® Aggregate Bond Index, or various other unmanaged indices of the performance of various types of investments, so that investors may compare a Fund’s results with those of indices widely regarded by investors as representative of the security markets in general, and (ii) the performance of other mutual funds. Unmanaged indices may assume the reinvestment of income distributions, but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for a Fund reflects only the performance of hypothetical investments in the Fund during the particular time periods on which the calculations are based. Such information should not be considered as representative of the performance of the Fund in the future because, unlike some bank deposits or other investments which pay a fixed yield for a stated period of time for a fixed-principal amount, the performance of the Fund will vary based not only on the current market value of the securities held in its portfolio, but also on changes in a Fund’s expenses and in the asset size of a Fund. Performance information should be considered in light of a Fund’s investment objectives and policies, the types and quality of a Fund’s portfolio investments, market conditions during the particular time period and operating expenses. Further information about the performance of a Fund is contained in each Fund’s Annual Report which may be obtained without charge from the Fund.

FINANCIAL STATEMENTS

Please refer to the Dodge & Cox Stock, International Stock, Balanced and Income Funds’ Financial Statements consisting of the financial statements of the Fund and the notes thereto, and the report of the Independent Registered Public Accounting Firm contained in each Fund’s 2005 Annual Report to Shareholders. The Financial Statements and the report of the Independent Registered Public Accounting Firm (but no other material from the Annual Report) are incorporated herein by reference. Additional copies of the Annual Report may be obtained from a Fund at no charge by writing, visiting the Funds’ web site at www.dodgeandcox.com, or telephoning the Fund (1-800-621-3979).

APPENDIX A: RATINGS

A debt obligation rating by Moody’s, Fitch or S&P reflects their current assessment of the creditworthiness of an obligor with respect to a specific obligation. The purpose of the rating systems is to provide investors with a simple system of gradation by which the relative investment qualities of bonds may be noted. A rating is not a recommendation as to investment value, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or from other sources that the rating agencies deem reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The following is a description of the characteristics of ratings as published by Moody’s, Fitch and S&P.

RATINGS BY MOODY’S (MOODY’S INVESTORS SERVICE)

Aaa Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge”. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa Bonds which are rated Baa are considered as medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during other good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Note: Moody’s applies numerical modifiers, 1, 2, and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modification 1 indicates that the security ranks in the higher end of its generic rating group; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating group.

RATINGS BY FITCH (FITCH RATINGS)

AAA Highest credit quality. AAA ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA Very high credit quality. AA ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A High credit quality. A ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB Good credit quality. BBB ratings indicate that there is currently expectations of low credit risk. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity. This is the lowest investment grade category.

BB Speculative. BB ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B For issuers and performing obligations, B ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment. For individual obligations, may indicate distressed or defaulted obligations with potential for extremely high recoveries. Such obligations would possess a Recovery Rating of “R1” (outstanding).

Plus (+) or Minus (-): The ratings from AA to B may be modified by the addition of a plus or minus sign to show relative standing within the major rating groups.

RATINGS BY S&P (STANDARD & POOR’S RATINGS GROUP)

AAA Debt rated AAA has the highest rating assigned by Standard & Poor’s. Capacity to pay interest and repay principal is extremely strong.

AA Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher-rated issues only in small degree.

A Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated groups.

BBB Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this group than in higher-rated groups.

BB, B Debt rated BB and B is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

Plus (+) or Minus (-): The ratings from AA to B may be modified by the addition of a plus or minus sign to show relative standing within the major rating groups.

All references, in this SAI and the Funds’ Prospectus, to a rating classification incorporates the full range of modifiers for the classification. For example, a reference to Moody’s “Aa” or S&P’s “AA” quality rating incorporates Aa1 to Aa3 and AA+ to AA-, respectively.

APPENDIX B: PROXY VOTING POLICIES AND PROCEDURES

DODGE & COX FUNDS

PROXY VOTING POLICIES AND PROCEDURES

Revised February 17, 2006

The Dodge & Cox Funds have authorized Dodge & Cox to vote proxies on behalf of the Dodge & Cox Funds pursuant to the following Dodge & Cox Proxy Voting Policies & Procedures. To the extent issues are not covered by the Dodge & Cox Proxy Voting Policies & Procedures, the Dodge & Cox Funds have authorized Dodge & Cox to vote proxies in its absolute discretion after taking into consideration the best interests of the Dodge & Cox Funds and its shareholders.

The following proxy voting policies and procedures (“Policies and Procedures”) have been adopted by Dodge & Cox, a California corporation (“Dodge & Cox”), an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Dodge & Cox’s clients include Dodge & Cox Funds (the “Trust”), an investment company registered with the SEC under the Investment Company Act of 1940, as amended (“1940 Act”), consisting of four series (Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund, collectively, the “Funds”) as well as individuals, corporations and pension plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

These Policies and Procedures are adopted to ensure compliance by Dodge & Cox with Rule 206(4)-6 under the Advisers Act, Rule 30b1-4 and Form N-1A under the 1940 Act and other applicable fiduciary obligations under rules and regulations of the SEC and interpretations of its staff. Dodge & Cox follows these Policies and Procedures for each of its clients as required under the Advisers Act and other applicable laws, unless expressly directed by a client in writing to refrain from voting that client’s proxies (or, to the extent permitted by applicable law, to vote in accordance with the client’s proxy voting policies and procedures). To the extent issues are not covered by the Dodge & Cox Proxy Policies and Procedures, Dodge & Cox will vote proxies in its absolute discretion after taking into consideration the best interests of its clients (i.e., the common interest that all clients share in seeing the value of a common investment increase over time. Clients may have differing political or social interests, but their best economic interest is generally uniform.).

GENERAL POLICY

Dodge & Cox maintains a policy of voting proxies in a way which, in Dodge & Cox’s opinion, best serves the interest of its clients in their capacity as shareholders of a company. Dodge & Cox believes that this is consistent with SEC and U.S. Department of Labor guidelines, which state that an investment manager’s primary responsibility as a fiduciary is to vote in the best interest of its clients. As an investment manager, Dodge & Cox is primarily concerned with maximizing the value of its clients’ investment portfolios. Dodge & Cox normally votes in support of company management, but votes against proposals that Dodge & Cox believes would negatively impact the long-term value of its clients’ shares of a company.

In those instances in which Dodge & Cox has been given full discretion with regard to proxies, Dodge & Cox voted and will continue to vote based on its principle of maximizing shareholder value, as described above.

PROXY DECISION-MAKING PROCESS

All proxies are reviewed by Dodge & Cox’s designated Proxy Officer. The Proxy Officer votes the proxies according to these guidelines and consults the Proxy Policy Committee (consisting of the current Proxy Officer, appropriate securities analyst, a subset of the firm’s Investment Policy Committee and International Investment Policy Committee, and a member of the Legal/Compliance Department). The Proxy Committee reviews these guidelines and issues not clearly covered by these guidelines and decides on an appropriate policy or recommends further review by the entire Investment Policy Committee (or, if the security which entitles Dodge & Cox to vote is held by the International Stock Fund, the International Investment Policy Committee).

To assist Dodge & Cox with its research and decision-making process and to help Dodge & Cox stay abreast of current issues, it has retained the services of an outside proxy administrator to administer proxy voting and reporting for Dodge & Cox’s clients. Dodge & Cox votes each proxy while the proxy administrator ensures that the decisions are implemented for each client. Additionally, Dodge & Cox has retained the services of an outside proxy research firm to provide Dodge & Cox with research relating to proxy issues and to make proxy voting recommendations. The Proxy Officer is responsible for: (i) voting the proxies of clients subject to these Policies and Procedures; (ii) overseeing the outside proxy administrator; (iii) implementing these Policies and Procedures; (iv) consulting with analysts for the relevant portfolio security; and (v) maintaining proxy voting records.

PRACTICAL LIMITATIONS RELATING TO PROXY VOTING

While Dodge & Cox uses its best efforts to vote proxies, in certain circumstances it may be impractical or impossible for Dodge & Cox to vote proxies (e.g., limited value or unjustifiable costs). Such circumstances include when a client has loaned securities to a third party and is unable to recall the securities in sufficient time to vote the proxies by the required deadline. Additionally, Dodge & Cox may not be able to vote proxies in connection with certain holdings of foreign securities if Dodge & Cox does not receive the proxy statement in time to vote the proxies or is unable to meet the requirements necessary to vote the securities (e.g., shareblocking, limited value, unjustifiable costs, custodial processing delays or securities on loan).

PROXY VOTING GUIDELINES

PLEASE NOTE: The examples below are provided to give a general indication as to how Dodge & Cox will vote proxies on certain issues. However, these examples do not address all potential voting issues or the intricacies that may surround individual proxy votes, and for that reason, actual proxy votes may differ from the guidelines presented here. It is also important to note that the proxy voting policies described herein may at times be inconsistent with our investment decisions.

I.	Routine Business

A.	Approval of Auditors (unless a change is not satisfactorily explained) and Compensation in Line with Prevailing Practice.

B.	Change Date and Place of Annual Meeting (if not associated with a takeover).

C.	Change in Company Name.

D.	Approval of Financial Statements (foreign companies).

E.	Payment or Distribution of Dividends (foreign companies).

F.	Other Business (domestic companies).

Dodge & Cox considers the reputation, experience, and competence of a company’s management and Board when it researches and evaluates the merits of investing in a particular security. In general, Dodge & Cox has confidence in the abilities and motives of the Board and management of the companies in which Dodge & Cox invests and typically will vote in accordance with them on the above referenced and other routine issues.

II.	Capitalization/Reorganization

A.	Issuance of Securities to Meet Ongoing Corporate Needs.

B.	Approve Stock Split.

C.	Share Repurchase Authorization.

Dodge & Cox considers the reputation, experience, and competence of a company’s management and Board when it researches and evaluates the merits of investing in a particular security. In general, Dodge & Cox has confidence in the abilities and motives of the Board and management of the companies in which Dodge & Cox invests and typically will vote in accordance with them on the above referenced and similar issues.

D.	Issuance of Blank Check Preferred.

Dodge & Cox supports management’s ability to raise capital to meet ongoing business needs. However, the ability to issue large blocks of securities for any purpose without shareholder approval can be detrimental to shareholder value. A company can issue and place large blocks of stock in “friendly” hands to thwart or deter an unwanted takeover. Dodge & Cox typically supports provisions where a company expressly states that the securities would not be used as a takeover defense nor carry special voting rights.

E.	Reincorporation.

Dodge & Cox generally supports management’s decision to reincorporate in another location for reasons other than to prevent takeover attempts.

III.	Compensation

A.	Compensation, Stock Option, Employee Stock Purchase Plans and Savings Plans that are Generally in Line with Prevailing Practice.

Dodge & Cox typically supports measures which enable companies to attract and retain key employees and directors. Dodge & Cox reviews each compensation plan to evaluate whether the plan overly dilutes shareholder value. Dodge & Cox uses an independent proxy administrator which provides research on proxy issues as a source to help determine the dilutive effects of each plan. Dodge & Cox favors plans which reward long-term performance and align management and shareholders’ interests.

B.	Golden Parachutes.

Provisions for “golden parachutes” are evaluated on a case-by-case basis. Dodge & Cox would generally support golden parachutes where it believes that they would enable the company to attract and retain key executives. However, Dodge & Cox would normally vote against golden parachutes where the payment is particularly onerous and, therefore, deters a takeover, and/or does not align management’s interests with those of the shareholders’.

C.	Expensing Options.

Dodge & Cox generally supports proposals establishing a policy of expensing the costs of all stock options issued by a company in the company’s annual income statement. Most companies report the cost of stock options on a pro-forma basis in a footnote in the financial statements, rather than include the option costs in determining operating income. Dodge & Cox believes that the lack of option expensing may be a factor in encouraging excessive use of options in a company’s compensation plans and that unexpensed options can obscure and understate the cost of executive compensation. Dodge & Cox also believes that a desire to gain personal wealth through options may promote executives to pursue corporate strategies designed to promote short-term stock price rather than long-term corporate value.

IV.	Board Related

A.	Election of Directors in Uncontested Elections.

B.	Indemnification of Officers and Directors in Line with Prevailing Practice.

Dodge & Cox considers the reputation, experience, and competence of a company’s management and Board when it researches and evaluates the merits of investing in a particular security. In general, Dodge & Cox has confidence in the abilities and motives of the Board and management of the companies in which Dodge & Cox invests and typically will vote in accordance with them on the above issues.

C.	Board Structure.

There is no optimal size or composition of inside and outside directors that fits every company. Dodge & Cox considers the composition, reputation and experience of a company’s Board in the process of reviewing the merits of investing in a particular company’s shares. Dodge & Cox prefers that the number of directors be fixed and cannot be altered without shareholder approval; allowing management to increase or decrease the size of the Board can be used as an anti-takeover defense. Dodge & Cox also prefers that companies have a majority of independent directors and for companies to have compensation and audit committees composed entirely of independent directors.

D.	Independent Chairman (Separate Chairman/Chief Executive Officer).

Dodge & Cox considers the reputation, experience, and competence of a company’s management and Board when it researches and evaluates the merits of investing in a particular security. Directors and management of companies are in the best position to determine an efficient, functional structure for the board of directors and splitting the positions of Chief Executive Officer and Chairman may not be in the best interests of the company or its’ shareholders. Dodge & Cox typically will vote in accordance with company management on the above issues.

E.	Directors’ Term in Office / Length of Service / Mandatory Retirement Age.

Dodge & Cox believes that any restrictions on a director’s tenure, such as a mandatory retirement age or length of service limits, could harm shareholder interests by forcing experienced and knowledgeable directors off the Board.

F.	Shareholders’ Ability to Remove and Approve Directors.

Dodge & Cox believes that fair and democratic access to the Board is an important factor in increasing the accountability of the Board of Directors to shareholders. Thus, Dodge & Cox would support proposals whereby nominations of directors by a stockholder would be included in the proxy statement and ballot. Dodge & Cox would vote against proposals restricting the shareholders’ ability to remove a director, as it could serve to entrench management. Dodge & Cox does not support proposals giving continuing directors the right to fill vacant Board seats without shareholder approval.

G.	Majority of Votes to Elect Directors.

Dodge & Cox does not support requiring a majority of votes for the election of directors. Such proposals go beyond what is typically required under state law, which typically provides for the election of directors by a plurality of votes. Dodge & Cox believes that the potential costs and uncertainty that may result in requiring a majority of votes is not in the best interests of shareholders. Dodge & Cox considers the competence of a company’s management and Board when it researches and evaluates the merits of investing in a particular security.

H.	Classified Boards / Annual Elections.

Dodge & Cox does not support classified Boards because this makes a change in Board control more difficult to effect, and hence may reduce the accountability of the Board to shareholders.

I.	Cumulative Voting.

Dodge & Cox takes the position that significant minority shareholders should have the opportunity to be represented on the Board of Directors. Such representation is made possible by a policy supporting cumulative voting.

J.	Directors Required to Own Specified Amount of Company Stock.

Dodge & Cox typically does not support proposals requiring directors to own a specific amount of a company’s shares, as it could prove onerous to qualified individuals who could otherwise contribute significantly to the company.

K.	Include Shareholders’ Nominations of Directors in Proxy.

Dodge & Cox supports including shareholders’ nominations of directors in the proxy statement and ballot as it serves to increase the accountability of the Board to shareholders. Dodge & Cox believes that fair and democratic access to the Board is an important part of increasing accountability.

L.	Retirement Benefits for Non-Employee Directors.

Dodge & Cox typically does not support shareholder proposals which seek to eliminate retirement benefits for non-employee directors. Dodge & Cox believes such proposals could hinder companies from attracting and retaining qualified Board members.

M.	Director Compensation.

Dodge & Cox typically does not support shareholder proposals which seek to pay directors partially or solely in stock. Dodge & Cox believes that the Compensation Committee or full Board is best qualified to design compensation packages which will attract, motivate and retain capable directors.

V.	Anti-Takeover/Business Combinations

Generally, Dodge & Cox does not support those provisions which Dodge & Cox believes negatively impact the value of the shares by deterring an unwanted tender or takeover offer. Toward that end, Dodge & Cox generally supports the right of shareholders to vote on issues pertaining to business combinations, restructurings, and changes in capitalization. Dodge & Cox does, however, support those policies that grant management time in which to respond to an unsolicited offer and which discourage two-tier offers.

A.	Opt Out of State Law Business Combination Provisions.

Dodge & Cox generally supports shareholder proposals to “opt-out” of certain state laws designed to deter unwanted takeovers. The corporation can continue to receive the many benefits of incorporation in a particular state, while the “opt-out” removes anti-takeover provisions that may detract from shareholder value.

B.	Fair Price.

While Dodge & Cox would support a Fair Price provision concerned only with preventing two-tier offers, many also give the Board sole discretion in determining the “fair price” of its securities. This determination can be overridden only by a supermajority vote of the shareholders. Dodge & Cox believes that this is in conflict with Dodge & Cox’s policy of preserving shareholder value.

C.	Supermajority.

Dodge & Cox does not support supermajority voting provisions. By vesting a minority with veto power over shareholder decisions, a supermajority provision could deter tender offers and hence adversely affect shareholder value.

D.	Shareholder Rights Proposals / Poison Pills.

Generally, Dodge & Cox supports management’s decision to implement shareholder’s rights programs because they do not seem to deter or prevent takeovers, but instead provide the Board time to pursue alternatives often resulting in better value for shareholders. Dodge & Cox generally supports shareholder proposals requesting that the company submit existing or future shareholder’s rights programs to a shareholder vote. In considering proposals to ratify shareholder’s rights programs, Dodge & Cox will generally consider the following criteria, among other factors:

•	20% or higher flip-in or flip-over

•	Two-to three-year sunset provision

•	No dead-hand, slow-hand, no-hand or similar features

•	Shareholder redemption feature—if the board refuses to redeem the pill 90 days after an offer is announced, ten percent of the shares may call a special meeting or seek a written consent to vote on rescinding the pill.

E.	Greenmail.

Dodge & Cox does not support the payment of “greenmail”, the situation in which a potential bidder is paid a premium as a condition of not pursuing a takeover of or restructuring of the company, since one shareholder profits at the expense of the others.

F.	Mergers, Acquisitions and Spin-offs.

Dodge & Cox considers each proposal concerning a merger, acquisition or spin-off on a case-by-case basis. Dodge & Cox will generally support these types of corporate restructurings where it believes that they would maximize long-term shareholder value. When Dodge & Cox is in favor of a merger, acquisition or spin-off, Dodge & Cox will typically support a proposal to adjourn the meeting when votes for a merger or acquisition are insufficient, as this gives management additional opportunities to present shareholders with information about its proposals.

G.	Amend Bylaws Without Shareholder Consent.

Dodge & Cox generally opposes proposals giving the Board of Directors exclusive authority to amend the bylaws of the company without seeking shareholder consent.

VI.	Shareholders Rights

A.	Confidential Voting.

Since there exists the possibility that certain shareholders may be subject to undue pressure to vote in favor of management, Dodge & Cox believes that the voting process is better served by confidentiality.

B.	Right to Call Meetings.

Dodge & Cox generally opposes proposals seeking to limit the ability of shareholders to call special meetings and vote on issues outside of the company’s annual meeting. Limiting the forum in which shareholders are able to vote on proposals could adversely affect shareholder value.

C.	Shareholder Action by Written Consent.

Dodge & Cox supports the right of shareholders to take action by written consent because it facilitates broader corporate governance.

D.	Supermajority.

Dodge & Cox does not support supermajority voting provisions with respect to corporate governance issues. By vesting a minority with veto power over shareholder decisions, a supermajority provision could deter tender offers and hence adversely affect shareholder value.

E.	Omission of “Irrelevant” Proxy Issues.

Dodge & Cox has made it a policy not to get involved in determining what is appropriate for a company to include or exclude in its proxy statements, as there are very specific rules laid out by the SEC governing this issue. Dodge & Cox considers the proxy process to be a very important part of corporate governance, and would consider any effort to limit this shareholder forum as an effort to reduce the accountability of management. Dodge & Cox defers to the SEC rules on this matter.

F.	One Share, One Vote.

Dodge & Cox is generally opposed to dual-class capitalization structures that provide disparate voting rights to different groups of shareholders with similar economic investments. As such, all things equal, Dodge & Cox will generally oppose the creation of separate classes with different voting rights, and will typically support the dissolution of such classes in cases where controlling interest significantly outweighs economic interest. However, for an existing dual class structure, Dodge & Cox may consider management’s record with respect to management and governance on a case-by-case basis.

VII.	Social/Environmental (representative issues)

Consumer/Health/Social	Environment and Energy	General Corporate Issues	Labor Standards and Human Rights	Military	Workplace Diversity
Animal Rights and Testing	Environment/ CERES Principles	Charitable/ Political Contributions	Myanmar	Sales of Firearms	Board Diversity
Drug pricing	Nuclear Power/Waste Disposal	Link Executive Compensation to Social Performance	China		Sexual Orientation
Genetically modified food	Renewable energy		Ireland/ MacBride Principles
Sales of Tobacco	Global Warming		Labor Standards and Human Rights
Israel/Palestine	Sustainability Report		International Codes of Conduct/Vendor Standards
Mexico/Maquiladora
Debt to Certain Nations
Reproductive Rights
HIV/AIDS
Predatory Lending
Job Loss/Relocation

Dodge & Cox generally supports management’s decisions regarding the company’s day-to-day business operations so long as the company is complying with applicable laws and regulations. Dodge & Cox is focused on maximizing long-term shareholder value and will typically vote against shareholder proposals regarding social/human rights, economic, and health/environmental issues unless there is a demonstrable positive economic impact on the corporation.

VIII.	Mutual Fund Proxies

Election of Trustees/Directors.

In general, Dodge & Cox has confidence in the abilities and motives of the Board of the mutual funds in which Dodge & Cox invests and typically will vote in support of the proposed nominees in uncontested elections.

Investment Advisory Agreement.

We vote on investment advisory agreements on a case-by-case basis.

Fundamental Investment Restrictions.

We vote on amendments to a fund’s fundamental investment restrictions on a case-by-case basis.

Distribution Agreements.

We vote on distribution agreements on a case-by-case basis.

CONFLICTS OF INTEREST

Dodge & Cox is sensitive to conflicts of interest that may arise in the proxy decision making process. For example, conflicts of interest may arise when: (i) proxy votes regarding non-routine matters are solicited by an issuer who has an institutional separate account relationship with Dodge & Cox; (ii) a proponent of a proxy proposal has a business relationship with Dodge & Cox (e.g., an employee group for which Dodge & Cox manages money); (iii) Dodge & Cox has business relationships with participants in proxy contests, corporate directors or director candidates; or (iv) a Dodge & Cox employee has a personal interest in the outcome of a particular matter before shareholders (e.g., a Dodge & Cox executive has a relative who serves as a director of a company). Dodge & Cox is committed to resolving all such and similar conflicts in its clients’ best interests. Dodge & Cox has developed these Policies and Procedures to serve the best interests of its clients, and accordingly, will generally vote pursuant to these Policies and Procedures when conflicts of interest arise. When there are proxy voting proposals, however, that give rise to conflicts of interest and are not addressed by these Policies and Procedures, the Proxy Policy Committee will consult Dodge & Cox’s Compliance Officer and senior management. The Proxy Policy Committee, Compliance Officer and senior management will consult with an independent consultant or outside counsel to resolve material conflicts of interest. Possible resolutions of such conflicts may include: (i) voting in accordance with the guidance of an independent consultant or outside counsel; (ii) erecting information barriers around the person or persons making voting decisions; (iii) designating a person or committee to vote that has no knowledge of any relationship between Dodge & Cox and the issuer, its officers or directors, director candidates, or proxy proponents; (iv) voting in proportion to other shareholders; or (v) voting in other ways that are consistent with Dodge & Cox’s obligation to vote in its clients’ best interests.

PROXY VOTING RECORDKEEPING

Dodge & Cox maintains records of the following items: (i) these Policies and Procedures; (ii) proxy statements received regarding client securities (unless such statements are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system); (iii) records of votes Dodge & Cox cast on behalf of clients, which may be maintained by a third party service provider if the service provider undertakes to provide copies of those records promptly upon request; (iv) records of written requests for proxy voting information and Dodge & Cox’s response to such request (whether a client’s request was oral or in writing); and (v) any documents prepared by Dodge & Cox that were material to making a decision how to vote, or that memorialized the basis for the decision. Additionally, Dodge & Cox will maintain any documentation related to an identified material conflict of interest.

Dodge & Cox or its agent will maintain these records in an easily accessible place for at least five years from the end of the fiscal year during which the last entry was made on such record. For the first two years, Dodge & Cox or its agent will store such records at its principle office.

REVIEW OF POLICIES AND PROCEDURES

These Policies and Procedures will be subject to periodic review as deemed appropriate by Dodge & Cox.

HOW TO OBTAIN DODGE & COX FUNDS PROXY VOTING RECORD

Information regarding how Dodge & Cox, on behalf of the Dodge & Cox Funds, voted proxies relating to the Dodge & Cox Funds’ portfolio securities for the 12 months ending June 30 is available on the Dodge & Cox Funds website at www.dodgeandcox.com and on the SEC’s website at http://www.sec.gov.

Stock Fund

Established 1965

(Closed to New Investors)

Third Quarter Report

September 30, 2006

2006

Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account

information, please visit the Funds’ web site.

or write or call:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

Investment Manager

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of  September 30, 2006, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

09/06 SF QR       Printed on recycled paper

To Our Shareholders

The Dodge & Cox Stock Fund had a total return of 4.8% for the third quarter of 2006, compared to 5.7% for the Standard & Poor’s 500 Index (S&P 500). For the nine months ended September 30, 2006, the Fund had a total return of 11.3%, compared to 8.5% for the S&P 500. At quarter end, the Fund had net assets of $61.0 billion with a cash position of 4.8%.

Third Quarter Performance Review

While the Fund performed well on an absolute basis in the third quarter, it did lag the S&P 500 by 0.9%. Key detractors from the Fund’s relative performance were areas of the Fund that rose strongly, just not as much as the corresponding S&P 500 sectors. For example, the Fund’s Financial holdings (up 5%) underperformed those in the S&P 500 (up 8%). The Fund’s Health Care stocks performed well on an absolute basis (up 8%), but lagged the return of the S&P 500’s Health Care sector (up 10%).

The Fund benefited from its investments in the Information Technology sector, which returned 10% (e.g., Hewlett-Packard up 16% and Motorola up 24%) compared to 8% for those in the S&P 500. There were also a number of individual stocks which significantly contributed to or detracted from the Fund’s third quarter results. Some of the Fund’s largest positions, such as Pfizer (up 22%), Comcast (up 13%) and McDonald’s (up 16%) helped results, while other large positions, like Sanofi-Aventis (down 9%), Sony (down 8%), FedEx (down 7%) and Union Pacific (down 5%), hurt. Baker Hughes (down 17%) was the Fund’s weakest absolute performer during the third quarter.

As always, we focus our efforts on understanding the opportunities and risks facing each of the companies in the Fund over a three-to-five year investment horizon. When a company’s stock price moves significantly, we revisit our outlook for the company’s long-term earnings prospects and ask ourselves the question, “Given what we know today about the company and its current valuation, do we want to own it over the next three-to-five years?” We encourage shareholders to focus on the long term as well, and not concentrate on short-term results.

Investment Strategy

As we have discussed in the past, valuations have compressed across the equity market over the past few years, resulting in a different set of investment opportunities to consider. By early 2000, with equity valuations at all-time highs, investors had become unreasonably optimistic, bidding up stock prices of certain companies to levels which implicitly incorporated expectations for future growth that even the ablest of management teams would be unable to satisfy. Leading companies with excellent business franchises and good prospects for long-term growth turned out to be poor investments because of their excessive valuations.

As valuations have decreased and the range of valuations has narrowed across the market since 2000, our investment team

(30 portfolio managers and analysts) has invested in a growing number of these “leading” companies as many no longer trade at large premiums to the market. We have been selectively increasing the Fund’s exposure to these companies, many of which are found in: 1) areas of traditional growth, such as Information Technology (e.g., Hewlett-Packard and Dell), Media (e.g., Comcast and Time Warner) and Health Care (e.g., Sanofi-Aventis and GlaxoSmithKline), which collectively represent 40.6% of the Fund; 2) mega-capitalization stocks which represent dominant business franchises (e.g., Exxon Mobil and Wal-Mart); and 3) multi-national businesses based in the U.S. and abroad that, over time, should increasingly benefit from the expansion of the global economy (e.g., Avon and Matsushita).

We highlight three of the Fund’s holdings below to illustrate our investment approach, not because we think they are better investments than the Fund’s other 83 holdings. As a point of reference, the Fund’s price-to-earnings (P/E) multiple as of quarter end was 14.6 times 2006 estimated earnings compared to 14.9 times for the S&P 500. In 2000, the Fund’s P/E was 14.0 times, compared to 29.4 times for the S&P 500.

General Electric (GE): During the third quarter, we started a position in GE, a global conglomerate with dominant franchises in a wide range of businesses. We have long admired GE as a well managed, world-class enterprise, but the last time we owned it in the Fund was in 1996. We sold it that year as its valuation began to rise. GE’s valuation continued to rise and peaked in late 2000 with a P/E ratio of 53 times. Since 2000, GE has grown its earnings 44%, yet its stock price has fallen, and its P/E now stands at 19 times our estimate for its 2006 earnings. Going forward, GE’s challenges include growing its large and complex organization both organically and through acquisition, maintaining its margin structure, and competing effectively on a global scale. GE continues to be run by capable managers, and has been aggressively expanding its presence in the developing world, which over the long term should provide opportunities for this $364 billion market capitalization company to continue to grow.

Pfizer: The Fund’s initial small position in Pfizer started in 2003 when the Fund received Pfizer shares as a result of the company’s acquisition of Pharmacia, a Fund holding. We have added significantly to Pfizer throughout this year, and it now represents the third largest holding in the Fund at 3.3%. Pfizer is the world’s largest pharmaceutical company with sales of over $50 billion and a research and development budget of approximately $7 billion. Like GE, expectations for Pfizer’s future growth increased dramatically in the late 1990s, as demonstrated by its P/E ratio of 55 times in early 2000. The perennial risks of the pharmaceutical business have intensified: pricing pressure from generics, uncertain productivity from drug pipelines and the possibility of legal liabilities. Since 2000, Pfizer has grown its earnings 154%, but its stock price has declined and its P/E now stands at 14 times our estimate for 2006

2 / Dodge & Cox Stock Fund

earnings. With the company’s lower valuation, 3.4% dividend yield and share buyback program, the stock’s downside appears more limited today than in 2000. Given the company’s dominant position in the industry, large research budget and global presence (about half of its sales are international), we believe Pfizer is well positioned for future growth.

Citigroup: Over the past two years we have been building the Fund’s position in Citigroup; it now represents 1.9% of the Fund. In terms of assets, Citigroup is the largest bank in the U.S. and the second largest in the world. In the late 1990s investors became enamored of the company’s dominant position in financial services and bid up its stock to a P/E of 32 times in late 1999—unusually high for a Financial company. Since 2000, Citigroup has grown its earnings 73%, yet its stock price has fallen, and its P/E now stands at a more reasonable 12 times our 2006 earnings estimate. Furthermore, Citigroup now trades at a discount to its peers, when historically it has traded at a premium. The company faces many challenges, including managing a complex organizational structure, its exposure to interest rate movements, and its dependence on the potentially over-extended consumer both in the U.S. and abroad. Over the long term, however, we believe the consumer in the U.S. will continue to contribute to growth, and Citigroup’s unique franchise abroad (especially in emerging markets) will provide opportunities for long-term growth.

In Closing

When evaluating a prospective investment, a company’s long-term earnings outlook and its valuation are equally important. A company with favorable growth prospects does not necessarily make its stock a good investment— valuation must be considered as well. So, when the valuation of a company’s stock changes, we change how we speak of it as an investment. Our job as managers of your wealth is to take a daily assessment of valuation in relation to the fundamental outlook for each of the Fund’s holdings. We also compare these holdings to alternatives that we don’t currently own on your behalf. As an independent investment firm with low employee turnover, we continue to build our intellectual capital in terms of understanding companies and their underlying economics both domestically and abroad.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

Harry R. Hagey, Chairman	John A. Gunn, President

October 30, 2006

Growth of $10,000 Over 10 Years

For an investment made on September 30, 1996

Average Annual Total Return

for periods ended September 30, 2006

	1 Year	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	14.61%	14.06%	14.47%	14.86%
S&P 500	10.79	6.97	8.59	11.74

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 Index (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

Dodge & Cox Stock Fund / 3

Fund Information	September 30, 2006

General Information

Net Asset Value Per Share	$150.77
Total Net Assets (billions)	$61.0
Expense Ratio (annualized, as of June 30, 2006)	0.52%
2005 Portfolio Turnover Rate	12%
30-Day SEC Yield(a)	1.20%
Fund Inception	1965

Investment Manager:  Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose ten members’ average tenure at Dodge & Cox is 23 years.

Portfolio Characteristics	Fund	S&P 500
Number of Stocks	86	500
Median Market Capitalization (billions)	$24	$13
Weighted Avg. Market Capitalization (billions)	$69	$96
Price-to-Earnings Ratio(b)	14.6x	14.9x
Foreign Stocks(c) (% of Fund)	15.8%	0.0%

Ten Largest Holdings(d)	Fund
Hewlett-Packard Co.	4.1%
Comcast Corp. Class A	3.7
Pfizer, Inc.	3.3
News Corp. Class A	2.9
Time Warner, Inc.	2.6
Chevron Corp.	2.6
Sony Corp. ADR (Japan)	2.4
McDonald’s Corp.	2.4
Matsushita Electric Industrial Co., Ltd. ADR (Japan)	2.3
Cardinal Health, Inc.	2.3

Asset Allocation

Sector Diversification	Fund	S&P 500
Consumer Discretionary	21.6%	10.1%
Health Care	16.5	12.7
Financials	14.5	22.3
Information Technology	13.7	15.3
Energy	8.8	9.3
Industrials	8.7	10.9
Materials	5.2	2.9
Consumer Staples	3.8	9.6
Utilities	1.4	3.4
Telecommunication Services	1.0	3.5

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

4 / Dodge & Cox Stock Fund

Portfolio of Investments (unaudited)	September 30, 2006

COMMON STOCKS: 95.2%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 21.6%
AUTOMOBILES & COMPONENTS: 0.5%
Honda Motor Co., Ltd. ADR(b) (Japan)	9,050,300	$304,361,589

CONSUMER DURABLES & APPAREL: 5.8%
Koninklijke Philips Electronics NV (Netherlands)	3,221,090	112,770,361
Matsushita Electric Industrial Co., Ltd. ADR(b) (Japan)	65,764,700	1,389,608,111
Nike, Inc., Class B	3,625,000	317,622,500
Sony Corp. ADR(b) (Japan)	37,017,700	1,494,034,372
Thomson ADR(b) (France)	6,586,000	103,466,060
VF Corp.	1,906,990	139,114,920

		3,556,616,324
CONSUMER SERVICES: 2.4%
McDonald’s Corp.	36,733,900	1,437,030,168

MEDIA: 10.4%
Comcast Corp., Class A(a)	60,418,191	2,226,410,338
Discovery Holdings Co., Series A(a)	1,119,213	16,183,820
EchoStar Communications Corp.(a)	8,239,670	269,766,796
Interpublic Group of Companies, Inc.(a),(c)	27,499,200	272,242,080
Liberty Capital, Series A(a)	2,396,380	200,265,477
News Corp., Class A	91,295,238	1,793,951,427
Time Warner, Inc.	86,628,400	1,579,235,732

		6,358,055,670
RETAILING: 2.5%
Federated Department Stores, Inc.	11,119,006	480,452,249
Gap, Inc.	24,753,600	469,080,720
Genuine Parts Co.(c)	8,931,300	385,206,969
Liberty Interactive, Series A(a)	8,853,900	180,442,482

		1,515,182,420

		13,171,246,171
CONSUMER STAPLES: 3.8%
FOOD & STAPLES RETAILING: 2.3%
Wal-Mart Stores, Inc.	27,798,900	1,371,041,748

FOOD, BEVERAGE & TOBACCO: 1.0%
Unilever NV(b) (Netherlands)	24,511,700	601,517,118

HOUSEHOLD & PERSONAL PRODUCTS: 0.5%
Avon Products, Inc.	10,466,000	320,887,560

		2,293,446,426
ENERGY: 8.8%
Baker Hughes, Inc.	11,503,300	784,525,060
Chevron Corp.	24,196,971	1,569,415,539
ConocoPhillips	11,456,900	682,029,257
Exxon Mobil Corp.	9,203,500	617,554,850
Occidental Petroleum Corp.	10,277,800	494,464,958
Royal Dutch Shell PLC ADR(b) (United Kingdom)	10,407,864	711,689,740
Schlumberger, Ltd.	7,860,064	487,559,770

		5,347,239,174

	SHARES	VALUE
FINANCIALS: 14.5%
BANKS: 3.5%
Golden West Financial Corp.	9,075,700	$701,097,825
Wachovia Corp.	18,456,200	1,029,855,960
Wells Fargo & Co.	12,061,000	436,366,980

		2,167,320,765
DIVERSIFIED FINANCIALS: 3.5%
Capital One Financial Corp.	12,300,478	967,555,599
Citigroup, Inc.	23,574,600	1,170,950,382

		2,138,505,981
INSURANCE: 6.7%
Aegon NV(b) (Netherlands)	35,594,301	668,105,030
Chubb Corp.	11,446,600	594,765,336
Genworth Financial, Inc., Class A	8,845,000	309,663,450
Loews Corp.	18,115,900	686,592,610
MBIA, Inc.	2,993,176	183,900,733
Safeco Corp.	5,545,000	326,766,850
St. Paul Travelers Companies, Inc.	22,745,350	1,066,529,462
UnumProvident Corp.	11,719,700	227,244,983

		4,063,568,454
REAL ESTATE: 0.8%
Equity Office Properties Trust(c)	12,381,900	492,304,344

		8,861,699,544
HEALTH CARE: 16.5%
HEALTH CARE EQUIPMENT & SERVICES: 6.7%
Becton, Dickinson & Co.	4,210,850	297,580,770
Cardinal Health, Inc.(c)	20,952,350	1,377,407,489
HCA, Inc.(c)	23,884,800	1,191,612,672
Health Management Associates, Inc.(c)	12,370,000	258,533,000
WellPoint, Inc.(a)	12,480,700	961,637,935

		4,086,771,866
PHARMACEUTICALS & BIOTECHNOLOGY: 9.8%
Bristol-Myers Squibb Co.	21,145,650	526,949,598
GlaxoSmithKline PLC ADR(b) (United Kingdom)	13,163,800	700,709,074
Pfizer, Inc.	71,009,345	2,013,825,024
Sanofi-Aventis ADR(b) (France)	30,679,000	1,364,295,130
Schering-Plough Corp.	19,939,600	440,465,764
Thermo Electron Corp.(a),(c)	9,111,300	358,347,429
Wyeth	11,339,900	576,520,516

		5,981,112,535

		10,067,884,401

Dodge & Cox Stock Fund / 5

Portfolio of Investments (unaudited)	September 30, 2006

COMMON STOCKS (continued)

	SHARES	VALUE
INDUSTRIALS: 8.7%
CAPITAL GOODS: 3.8%
American Power Conversion Corp.(c)	13,409,652	$294,475,958
General Electric Co.	17,100,000	603,630,000
Masco Corp.	12,908,500	353,951,070
Tyco International, Ltd.	30,465,500	852,729,345
Volvo AB ADR(b) (Sweden)	3,751,400	223,958,580

		2,328,744,953
COMMERCIAL SERVICES & SUPPLIES: 0.7%
Pitney Bowes, Inc.	9,412,850	417,648,154

TRANSPORTATION: 4.2%
FedEx Corp.	11,556,300	1,255,938,684
Union Pacific Corp.(c)	15,120,650	1,330,617,200

		2,586,555,884

		5,332,948,991
INFORMATION TECHNOLOGY: 13.7%
SOFTWARE & SERVICES: 3.2%
BMC Software, Inc.(a),(c)	11,021,966	300,017,915
Computer Sciences Corp.(a),(c)	12,858,900	631,629,168
Compuware Corp.(a),(c)	19,312,600	150,445,154
Electronic Data Systems Corp.(c)	34,711,300	851,121,076

		1,933,213,313
TECHNOLOGY, HARDWARE & EQUIPMENT: 10.5%
Avaya, Inc.(a),(c)	31,094,924	355,725,930
Dell, Inc.(a)	28,739,033	656,399,514
Hewlett-Packard Co.	67,842,334	2,489,135,234
Hitachi, Ltd. ADR(b) (Japan)	5,590,400	325,752,608
Kyocera Corp. ADR(b) (Japan)	61,400	5,252,156
Motorola, Inc.	30,338,200	758,455,000
NCR Corp.(a)	7,404,000	292,309,920
Sun Microsystems, Inc.(a)	104,256,544	518,155,024
Xerox Corp.(a),(c)	64,145,600	998,105,536

		6,399,290,922

		8,332,504,235
MATERIALS: 5.2%
Akzo Nobel NV ADR(b),(c) (Netherlands)	12,807,223	787,516,142
Alcoa, Inc.	7,860,683	220,413,551
Cemex SAB de CV ADR(b) (Mexico)	3,748,260	112,747,661
Dow Chemical Co.	31,989,980	1,246,969,421
International Paper Co.	6,923,400	239,757,342
Nova Chemicals Corp.(b),(c) (Canada)	4,740,470	145,579,834
Rohm and Haas Co.	9,162,100	433,825,435

		3,186,809,386

	SHARES	VALUE
TELECOMMUNICATION SERVICES: 1.0%
Vodafone Group PLC ADR(b) (United Kingdom)	25,799,637	$589,779,702

		589,779,702
UTILITIES: 1.4%
Duke Energy Corp.	19,319,590	583,451,618
FirstEnergy Corp.	4,474,700	249,956,742

		833,408,360
TOTAL COMMON STOCKS (Cost $42,405,239,241)		58,016,966,390

SHORT-TERM INVESTMENTS: 4.4%

	PAR VALUE
SSgA Prime Money Market Fund	$60,633,027	60,633,027
State Street Repurchase Agreement 4.75%, 10/2/06, maturity value $2,166,925,402 (collateralized by U.S. Treasury Securities, value $2,209,400,109, 3.50%-8.875%, 8/15/09-2/15/26)	2,166,068,000	2,166,068,000
United States Treasury Bills
12/28/06	225,000,000	222,393,000
3/29/07	225,000,000	219,613,219

TOTAL SHORT-TERM INVESTMENTS (Cost $2,668,707,246)		2,668,707,246

TOTAL INVESTMENTS (Cost $45,073,946,487)	99.6%	60,685,673,636
OTHER ASSETS LESS LIABILITIES	0.4%	283,386,237

TOTAL NET ASSETS	100.0%	$60,969,059,873

(a)	Non-income producing
(b)	Security issued by a foreign entity, denominated in U.S. dollars
(c)	See Notes to Portfolio of Investments regarding holdings of 5% voting securities

ADR: American Depository Receipt

6 / Dodge & Cox Stock Fund

Notes to Portfolio of Investments (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange-listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At September 30, 2006, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $15,611,727,149, of which $15,754,429,625 represented appreciated securities and $142,702,476 represented depreciated securities.

Holdings of 5% voting securities. Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company’s voting securities during the nine-month period ended September 30, 2006. Transactions during the period in securities of affiliated companies were as follows:

	Shares at Beginning of Period	Additions	Reductions	Shares at End of Period	Dividend Income(a)		Value at End of Period
Akzo Nobel NV ADR (Netherlands)	16,294,523	4,500	(3,491,800)	12,807,223	$12,466,780		$—	(c)
American Power Conversion Corp.	6,347,281	7,062,371	—	13,409,652	2,776,119		294,475,958
Avaya, Inc.	31,552,500	13,800	(471,376)	31,094,924	—	(b)	355,725,930
BMC Software, Inc.	15,440,000	5,500	(4,423,534)	11,021,966	—	(b)	300,017,915
Cardinal Health, Inc.	20,444,350	508,000		20,952,350	4,953,084		1,377,407,489
Computer Sciences Corp.	12,853,900	5,000	—	12,858,900	—	(b)	631,629,168
Compuware Corp.	19,297,600	15,000	—	19,312,600	—	(b)	150,445,154
Dillard’s, Inc. Class A	5,161,600	—	(5,161,600)	—	138,245		—	(c)
Electronic Data Systems Corp.	34,697,300	14,000	—	34,711,300	5,205,295		851,121,076
Engelhard Corp.	8,265,600	—	(8,265,600)	—	991,872		—	(c)
Equity Office Properties Trust	23,332,200	9,000	(10,959,300)	12,381,900	19,488,249		—	(c)
Fluor Corp.	4,362,050	—	(4,362,050)	—	—		—	(c)
Genuine Parts Co.	8,926,300	5,000	—	8,931,300	9,039,566		385,206,969
HCA, Inc.	20,475,800	3,409,000	—	23,884,800	10,663,672		1,191,612,672
Health Management Associates, Inc.	—	12,370,000	—	12,370,000	1,343,832		258,533,000
Interpublic Group of Companies, Inc.	17,478,300	10,020,900	—	27,499,200	—	(b)	272,242,080
Nova Chemicals Corp. (Canada)	4,737,970	2,500	—	4,740,470	1,063,680		145,579,834
Thermo Electron Corp.	8,906,800	204,500	—	9,111,300	—	(b)	358,347,429
Union Pacific Corp.	14,815,250	305,400	—	15,120,650	13,365,345		1,330,617,200
Whirlpool Corp.	3,558,750	—	(3,558,750)	—	1,530,263		—	(c)
Xerox Corp.	64,118,600	27,000	—	64,145,600	—	(b)	998,105,536

					$83,026,002		$8,901,067,410

(a)	Net of foreign taxes, if any
(b)	Non-income producing
(c)	Company was not an affiliate at the end of the period

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and semi-annual report.

Dodge & Cox Stock Fund / 7

Officers and Trustees

Harry R. Hagey, Chairman & Trustee

Chairman, Dodge & Cox

John A. Gunn, President & Trustee

Chief Executive Officer & Chief Investment Officer, Dodge & Cox

Kenneth E. Olivier, Vice President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

John M. Loll, Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary & Assistant Treasurer

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

David H. Longhurst, Assistant Treasurer

Fund Administration and Accounting Senior Manager, Dodge & Cox

Download Forms (PDF)

The Dodge & Cox Stock and Balanced Funds are closed to new investors. For new account eligibility criteria, refer to the document New Account Eligibility-Dodge & Cox Stock and Balanced Funds, which can be found below.

Prospectus and Applications

Prospectus Dated May 1, 2006 as supplemented November 6, 2006

Combined Prospectus and Account Application for the Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund. (Includes Dodge & Cox Funds' Privacy Policy and the form New Account Eligibility—Dodge & Cox Stock and Balanced Funds).

Statement of Additional Information (SAI) Dated May 1, 2006 as supplemented November 6, 2006

The SAI provides more detailed information about the Funds and is incorporated by reference into (and thus is legally a part of) the Prospectus.

Regular Account Application

Account Application for the Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund.

IRA Plan

IRA Plan includes traditional and Roth IRA Plan, an IRA Account Application/Adoption Agreement and a Transfer of Assets Form. (Also includes Dodge & Cox Funds' and State Street Bank & Trust Company's Privacy Policies and the form New Account Eligibility—Dodge & Cox Stock and Balanced Funds).

IRA Account Application/Adoption Agreement Download the IRA Application to open a Traditional, ROTH or SEP IRA.

Shareholder Services Forms

New Account Eligibility Form-Dodge & Cox Stock and Balanced Funds

The Dodge & Cox Stock and Balanced Funds are closed to new investors. Download this form to demonstrate your eligibility to establish a new Dodge & Cox Stock or Balanced Fund account. This form should be mailed along with your completed Account Application (or Adoption Agreement for an IRA).

Account Options Form

Download this form to add options to your existing Dodge & Cox Funds account. Services you may add are: Automatic Investment Plan; Systematic Withdrawal Plan; and Investment, Redemption and Exchange by Telephone options.

Change of Registration Form

Download this form to:

•	Change an individual account to a joint tenant account

•	Change a joint tenant account to an individual account

•	Change a individual or joint tenant account to a trust account

•	Change an UGMA/UTMA account to an individual account (minor reaches age of majority)

•	Change custodian of UGMA/UTMA account

•	Change name of account owner

•	Change registration to reflect Power of Attorney

Gift or Transfer of Shares Form

Download this form to make a gift or transfer Dodge & Cox Funds shares to an individual or non-profit organization.

Indemnification and Corporate/Organization Resolution Form

Download this form to certify the list of individuals authorized to act on behalf of a corporation, organization or partnership for accounts in the Dodge & Cox Funds.

Transfer on Death Beneficiary Designation Form

Download this form to designate a beneficiary(ies) (or change a previously made designation) for your individual or joint tenant (with rights of survivorship) account in the Dodge & Cox Funds. A transfer on death (TOD) registration, in the event of your death, allows your account to be distributed directly to the beneficiaries you designate, outside of probate and without the need for a trust. The Terms and Conditions for Transfer on Death Beneficiary Designation is also included.

Account Linking Form

Download this form to link related accounts together. After linking your accounts, you will receive one quarterly statement for all of your accounts. It will also be easier for you to view all of your account information in the Account Access portion of our web site.

Individual Retirement Account-Specific Forms

IRA Account Options Form

Download this form to add options to your existing Dodge & Cox Funds IRA account. Services you may add are: Automatic Investment Plan and Investment, Redemption and Exchange by Telephone options.

IRA Beneficiary Designation Form

Download this form to designate a beneficiary or change the beneficiary designation on your existing Dodge & Cox Funds IRA.

IRA Distribution Request Form

Download this form to make one or more distributions from your existing Dodge & Cox Funds traditional or Roth IRA.

IRA Recharacterization Form

Download this form to recharacterize all or part of an IRA conversion or contribution that you made to a Dodge & Cox Funds IRA.

IRA Transfer of Assets Form

Download this form to transfer assets from a non-Dodge & Cox Funds traditional or Roth IRA to an existing Dodge & Cox Funds traditional or Roth IRA. (You cannot use this form to convert assets from your Dodge & Cox Funds traditional IRA to a Roth IRA.)

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds' prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

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Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Download Literature (PDF)

Dodge & Cox Stock Fund

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	Stock Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox International Stock Fund

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	International Stock Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Balanced Fund

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	Balanced Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Income Fund

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	Income Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Account Application (Do not use for an IRA)

USA Patriot Act Notice

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. To open your account we require your name, address, date of birth, and other information that will allow us to identify you.

Parts 1, 2 (if required), 3 and 6 must be completed and will be verified as required by the USA Patriot Act.

Mailing Instructions

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: A. Individual or Joint Tenant*

Name

Social Security Number

Date of Birth

Name

Social Security Number

Date of Birth

* All joint registrations will be registered as “Joint Tenants” (with right of survivorship) unless otherwise specified.

Citizenship: U.S. Citizen Resident Alien Nonresident Alien**:

Country of Citizenship

OR B. Gift/Transfer to a Minor (UGMA/ UTMA)

Custodian’s name (only one permitted) Custodian’s Social Security Number Custodian’s Date of Birth

Minor’s name (only one permitted) Minor’s Social Security Number* Minor’s Date of Birth

under the Uniform Gifts/Transfers to Minors Act State of minor’s, donor’s or custodian’s residence

Citizenship of Minor: U.S. Citizen Resident Alien Nonresident Alien**:

Country of Citizenship

* If applied for, include copy of application for Social Social Number

** Non resident aliens must include a copy of a government-issued ID with this application.

OR C. Trust, Corporation or Other Entity

Name of Trust, Corporation or other entity Taxpayer Identification Number Date of Trust Agreement

Check the box next to the description that describes the entity establishing the account(s): 1. Financial Institution governed by a federal regulator. (account is for own behalf or for benefit of its client) 2. Bank governed by a state bank regulator. (account is for own behalf or for benefit of its client) 3. Corporation. A copy of the certified articles of incorporation and business license of the Corporation must be attached unless the following exemption applies: Publicly traded company. Provide ticker symbol: 4. Retirement plan governed by ERISA. 5. Trust. A copy of the first and signature page(s) of the Trust Agreement must be attached. 6. Partnership. A copy of the first and signature page(s) of the partnership agreement must be attached. 7. Governmental Agency or Instrumentality. 8. Other. Call 800-621-3979 to see if additional information is required to open account.

PART 2: Authorized Individuals/ Trustees/ Partners

Authorized Individual/Trustee/Partner Social Security Number Date of Birth

Authorized Individual/Trustee/Partner Social Security Number Date of Birth

If there are more than two Authorized Individuals/Trustees/Partners, attach a separate list with full names, social security numbers and dates of birth.

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Account Application (continued)

PART 3: Address (U.S., U.S. Territory or A.P.O. addresses only)

Shares of the Dodge and Cox Funds are registered for sale to U.S. residents only. You must provide your valid U.S. address when opening an account. Attn: (For trusts, corporations or other entities) (optional) Mailing Address *City State Zip Code To ensure timely processing of your account, please provide your telephone numbers Daytime Telephone Evening Telephone If mailing address above is a post office, a street address is also required by the USA Patriot Act: Street Address (if different than Mailing Address above) *City State Zip Code Address for duplicate statements (optional): Name/Company Street Address or P.O. Box City State Zip Code* If Joint Tenants in Part 1 have different street addresses, provide the joint tenant’s name and street address on a separate sheet and attach to this application.

PART 4: Initial Investment

Investment Amount – Minimum $2,500 for each Fund account established

Stock Fund* (145) $ Closed to new investors* International Stock Fund (1048) $Balanced Fund* (146) $ Closed to new investors* Income Fund (147) $TOTAL: $

Check must be payable to: Dodge & Cox Funds. The Funds do not accept third party checks, traveler’s checks or money orders. By wire transfer (Call 1-800-621-3979 prior to wiring funds; see Prospectus for full instructions.)

* The Dodge & Cox Stock and Balanced Funds are closed to new investors. For new account eligibility criteria, refer to the document New Account Eligibility — Dodge & Cox Stock and Balanced Funds.

PART 5: Account Options A. Distribution Options

Please indicate if you would like distributions reinvested or paid in cash. If no boxes are checked, all dividends and capital gains will be reinvested. Income Dividends: Reinvest Cash Capital Gains: Reinvest Cash If any distributions are to be paid in cash, specify payment method: Deposit to bank account (complete Part 5 F, Bank Information) Send check to mailing address in Part 3

B. Telephone Redemption/ Exchange Options (optional)

Establish Telephone Redemption and/or Exchange Options. These features are automatically established unless you check the box(es) below: I DO NOT WANT: Telephone Redemption Telephone Exchange

C. Investment/ Redemption Options (optional)

Establish the ability to: Make investments by telephone by initiating an electronic funds transfer from your bank account Wire redemption proceeds to your bank account Have redemption proceeds electronically deposited in your bank account Complete Part 5F, Bank Information to establish these options.

D. Automatic Investment Plan (AIP) (optional)

Establish regular investments in your account(s) through deductions from your bank account. Frequency: Monthly Quarterly Semi-annually Annually

Fund Name Amount ($100 minimum) Start Date Day(s) of Month

Fund Name Amount ($100 minimum) Start Date Day(s) of Month

Complete Part 5F, Bank Information to establish this option.

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Account Application (continued)

E. Systematic Withdrawal Plan (SWP) (optional)

Establish regular redemptions from your account(s). A $10,000 minimum account balance is required. Frequency: Monthly Quarterly Semi-annually Annually

Fund Name Amount ($50 minimum) Start Date Day(s) of Month Fund Name Amount ($50 minimum) Start Date Day(s) of Month

Specify payment method: Deposit to bank account (complete Part 5F, Bank Information) Send check to mailing address in Part 3

NOTE: If you decide to add the redemption options in Parts 5B or 5C at a later date, you will need to obtain a signature guarantee. The electronic banking options in Parts 5C, 5D and 5E normally become active 15 days after this form is processed. If you are establishing an AIP or a SWP and no start date is provided, the AIP/SWP will begin as soon as the option is established in accordance with the instructions provided. If no day or frequency is selected, investments/redemptions will be made on or about the 5th business day of every month.

F. Bank Information (if applicable)

For the banking privileges described above, attach a voided check or preprinted deposit slip. NOTE: Your bank must be a member of the Automated Clearing House (ACH) system to use any options that require the completion of this section. Please call your bank if you are unsure. Bank Account Type: Checking Account Savings Account

Attach a voided check or preprinted deposit slip here

Institutional accounts requesting wire redemptions or ACH transactions must complete this section. Bank Name Account Number Name on Account ABA Number

PART 6: Signature and Certification

I have received and read the current Prospectus for the Dodge & Cox Funds (Funds) (available at www.dodgeandcox.com) and believe the investment is suitable for me. I understand the investment objectives and policies of the Funds and agree to be bound by the terms of the Prospectus. I am of legal age in my state of residence and have full authority to purchase shares of the Funds and to establish and use any related privileges. The Funds, Dodge & Cox, Boston Financial Data Services, Inc., State Street Bank and Trust Company, any affiliate and/or any of their directors, trustees, employees and agents will not be held liable for any claims, losses or expenses (including legal fees) for acting on any instructions or inquiries believed to be genuine, provided that reasonable security procedures have been followed. If an account has multiple owners, the Funds may rely on the telephone instructions of any one account owner. I consent to the recording of any telephone conversation(s) when I call the Funds regarding my account(s). I will review all statements upon receipt, and will notify the Funds immediately if there is a discrepancy. By selecting the options in Parts 5A, 5C, 5D or 5E, I hereby authorize the Funds to initiate credits and debits to my account at the bank indicated in Part 5F and for the bank to credit or debit the same to such account through the ACH system. If I am a U.S. citizen or resident alien, I certify under penalties of perjury that: (1) the Social Security or Taxpayer Identification number provided above is correct; and (2) I am not subject to IRS backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the IRS that I am subject to backup withholding; or (c) I have been notified by the IRS that I am no longer subject to backup withholding. NOTE: Cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding. If I am a non-resident alien, I certify under penalties of perjury that I am not a U.S. citizen or resident alien, and that I am an “exempt foreign person” as defined under IRS regulations.

SIGN HERE (required)

Signature* Signature of Joint Owner, if any Date Date

* If shares are to be registered in (1) joint names, both persons should sign, (2) a custodian’s name (for a minor), the custodian should sign, (3) a trust, the trustee(s) should sign, or (4) a corporation or other entity, an officer should sign and print name and title on space provided below.

Print name and title of officer signing for a corporation or other entity.

Corporations, Organizations or Partnerships should complete Page 4 to authorize additional individuals to perform transactions

- 3 of 4 -

Account Application (continued)

CORPORATIONS, ORGANIZATIONS OR PARTNERSHIPS ONLY

PART 7: For Corporations, Organizations, or Partnerships Only Individuals/Officers Authorized to Transact (optional)

By completing Part 7 you will provide the Funds with a list of officers authorized to transact in the account(s) established with this form. It eliminates the need to provide a certified corporate/organization/partnership resolution with each written transaction request. The Funds will keep this Resolution on file, where it will remain in full force and effect until a written revocation of the Resolution is delivered to the Funds, and the Funds have had a reasonable amount of time to act upon it. If the account(s) will be registered with a bank or brokerage firm listed as trustee and the bank or brokerage firm will be providing all instructions on the account(s), do not complete Part 7. If any officers not listed in Part 2 will be providing instructions on the account(s), then it is recommended that Part 7 be completed.

Provide the name of the corporation, organization, or partnership and the names, social security numbers, date of birth and signatures of the authorized officers below. If you want to authorize more than four officers, write “see attached” on the first line of the next page, and attach a separate sheet with each officer’s name, social security number, date of birth and signature. If you have a separate Resolution which lists the authorized officers, provide the name of the corporation, organization, or partnership below and attach the Resolution to this form. As an authorized officer of

Name of Corporation/Organization/Partnership

I hereby certify that the officer(s) listed below:

a. Name Title Signature b. Name Title Signature c. Name Title Signature d. Name Title Signature

are duly authorized by resolution to act on behalf of the Corporation/Organization/Partnership specified above in connection with the account(s) established with this Account Application. The above-named officer(s) are authorized to invest the assets of the Corporation/Organization/Partnership; to give instructions for the purchase, sale, exchange or transfer of shares; and to execute and deliver any forms or instructions in connection with those shares. The Corporation/Organization/Partnership listed in Part 7 agrees to indemnify and hold Dodge & Cox, Dodge & Cox Funds, Boston Financial Data Services, Inc., State Street Bank and Trust Company, any affiliate and/or any of their directors, trustees, employees and agents, harmless from acting upon instructions believed by the Funds to have originated from the officer(s) named above. This Resolution is to remain in effect until revoked in writing by one of the officers named above and delivered to the Funds. The revocation will not affect any liability resulting from transactions initiated before the Funds have had a reasonable amount of time to act upon the revocation. I am authorized and directed to certify the above and that these provisions conform with the charter of the Corporation/Organization/Partnership.

B. Number of Signatures Required to Transact

Enter the number of signatures required to transact in the account(s) being established. If a number is not given, all signatures will be required on written transaction requests. NOTE: Telephone requests may be made by any one of the officers listed above.

C. Signature of Authorized Officer

To the above I set my signature and the seal of the Corporation/Organization/Partnership.

Signature of Secretary/Officer/Partner Name/Title Date

Affix Corporation/Organization/Partnership Seal

If separate Resolution is attached, “see attached” may be written in this space. If the Corporation/Organization/Partnership does not have a seal, the word “seal” may be written in this space.

11/06 D&C WEB APP

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Account Linking Form

INSTRUCTIONS

Many Dodge & Cox Funds shareholders and their families own more than one Dodge & Cox Funds account. By completing this form, you can link these related accounts together. Examples of related accounts are accounts with the same social security number; IRA and regular accounts; and accounts of family members, such as uniform gift/transfer to minors accounts.

Linking accounts achieves two things: Rather than receiving separate statements for each of your accounts, you will receive one statement for all of your accounts. Linking accounts also makes it easier to view information on all of your accounts on our web site at www.dodgeandcox.com.

Mailing Address

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

Account Information

In order to link accounts, a “lead account” must be identified. The lead account’s registration and address will be used as the mailing address for the quarterly statement.

Establish as the lead account. Fund Number Account Number

I/We would like to link the following Dodge & Cox Funds accounts to the lead account designated above:

Fund Number/Account Number Name(s) of Registered Owner(s) Signature(s) of Registered Owner(s)*

1. 2. 3. 4.

* By signing above, each shareholder hereby authorizes Dodge & Cox Funds to prepare one statement for all of the designated accounts and acknowledges that this statement will be sent only to the lead account designated above. If shares are registered (1) in joint names, both persons should sign, (2) as a custodian for a minor, the custodian should sign, (3) as a trust, the trustee(s) should sign, or 4) as a corporation or other entity, an officer should sign and print name and title. If you would like to link more than five accounts, list all the requested information on a separate sheet and attach it to this form.

PLEASE NOTE:

You may only link accounts that have the same address of record. Linking accounts does not affect tax reporting. Individual account registrations are not affected by linking accounts. You may “un-link” accounts at any time by calling 1-800-621-3979. If you link your accounts, but would like to receive a separate statement for an individual account, you can request a statement by calling 1-800-621-3979 or visiting the Funds’ web site at www.dodgeandcox.com.

11/06 D&C ALF WEB

Account Options Form

INSTRUCTIONS

Use this form to establish any of the options listed below in your Dodge & Cox Funds account(s). Do not use this form for an IRA. If you would like to establish any of these options in your IRA, visit the Funds’ website or contact Dodge & Cox Funds and request an IRA Account Options Form.

Mailing Address

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Shareholder Information

Account Registration Social Security/Taxpayer Identification Number Account Registration Street Address or P.O. Box City State Zip Code( ) ( )Daytime Telephone Evening Telephone

PART 2: Account Numbers

Dodge & Cox Fund Fund name Account number Dodge & Cox Fund Fund name Account number

PART 3: Automatic Investment Plan (AIP)

Establish regular investments in your account(s) through deductions from your bank account. Frequency: Monthly Quarterly Semi-annually Annually Fund Name Amount ($100 minimum) Start Date Day(s) of Month Fund Name Amount ($100 minimum) Start Date Day(s) of Month Check here if the account(s) listed above have a previously established AIP which you would like changed. (If you have a previously established AIP and do not check this box, the previously established AIP will remain in effect). Complete Part 8, Bank Information. A signature guarantee is not required. An AIP normally becomes active 15 days after this form is processed. If you are establishing an AIP and no start date is provided, the AIP will begin as soon as the option is established in accordance with the instructions provided. If no day or frequency is selected, investments will be made on or about the 5th business day of every month.

PART 4: Systematic Withdrawal Plan (SWP)

Establish regular redemptions from your account. A $10,000 minimum account balance is required. Frequency: Monthly Quarterly Semi-annually Annually Fund Name Amount ($50 minimum) Start Date Day(s) of Month Fund Name Amount ($50 minimum) Start Date Day(s) of Month Check here if the account(s) listed above have a previously established SWP which you would like changed. (If you have a previously established SWP and do not check this box, the previously established SWP will remain in effect). Specify payment method: Automatic deposit to my bank account. Complete Part 8, Bank Information. (If this bank information is new to this account, a medallion signature guarantee is required.) Send check to my address of record. A SWP normally becomes active 15 days after this form is processed. If you are establishing a SWP and no start date is provided, the SWP will begin as soon as the option is established in accordance with the instructions provided. If no day or frequency is selected, redemptions will be made on or about the 5th business day of every month.

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Account Options Form (continued)

Part 5: Distribution Options

If you would like to change the distribution options on the account(s) listed in Part 2, please check the appropriate boxes. Income Dividends: Reinvest Cash Capital Gains: Reinvest Cash If any distributions are to be paid in cash, specify payment method below: Deposit to my bank account. Complete Part 8, Bank Information. (If this bank information is new to this account, a medallion signature guarantee is required.) Send check to my address of record.

PART 6: Telephone Redemption/ Exchange Options

Check the box below to indicate the feature(s) you would like added to your account(s). Telephone Redemption* Telephone Exchange *If you have previously declined or removed the Telephone Redemption option from your account and now want to add it, a medallion signature guarantee is required.

PART 7: Investment/ Redemption Options

Establish the ability to: a. Make investments by telephone by initiating an electronic funds transfer from your bank account b. Wire redemption proceeds to your bank account c. Have redemption proceeds electronically deposited in your bank account Complete Part 8, Bank Information. A medallion signature guarantee is required for options 7b and 7c. Options 7a and 7c normally become active 15 days after this form is processed.

PART 8: Bank Information

If you have completed Parts 3 or 7 or have completed Parts 4 or 5 and wish to have proceeds automatically deposited to your account, you must attach a voided check or preprinted deposit slip. NOTE: Your bank must be a member of the Automated Clearing House (ACH) to use any options that require the completion of this part. Please call your bank if you are unsure. Bank Account Type: Checking Account Savings Account Check here if this bank information replaces existing bank information already on your account. A medallion signature guarantee is required.

Attach a voided check or preprinted deposit slip here

PART 9: Signature

I have received and read the Prospectus for the Dodge & Cox Funds. I understand and agree to be bound by its terms. I am of legal age in my state of residence and have full authority to establish and use any related privileges. The Funds, Dodge & Cox, Boston Financial Data Services, Inc., State Street Bank and Trust Company, any affiliate and/or any of their directors, trustees, employees and agents will not be held liable for any claims, losses or expenses (including legal fees) for acting on any instructions or inquiries believed to be genuine, provided that reasonable security procedures have been followed. If an account has multiple owners, the Funds may rely on the telephone instructions of any one account owner. By selecting the ACH options in Part 3, 4, 5 or 7, I hereby authorize the Fund to initiate credits and/or debits to my account at the bank indicated in Part 8 and for the bank to credit or debit the same to such account through the ACH system.

Signature of Owner Date Signature of Joint Owner, if any Date

Medallion Signature Guarantee*

* A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide signature guarantees.

11/06 D&C OPT WEB

Account Options Form

INSTRUCTIONS

Use this form to establish any of the options listed below in your Dodge & Cox Funds account(s). Do not use this form for an IRA. If you would like to establish any of these options in your IRA, visit the Funds’ website or contact Dodge & Cox Funds and request an IRA Account Options Form.

Mailing Address

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Shareholder Information

Account Registration Social Security/Taxpayer Identification Number Account Registration Street Address or P.O. Box City State Zip Code ( ) ( ) Daytime Telephone Evening Telephone

PART 2: Account Numbers

Dodge & Cox Fund Fund name Account number Dodge & Cox Fund Fund name Account number

PART 3: Automatic Investment Plan (AIP)

Establish regular investments in your account(s) through deductions from your bank account. Frequency: Monthly Quarterly Semi-annually Annually Fund Name Amount ($100 minimum) Start Date Day(s) of Month Fund Name Amount ($100 minimum) Start Date Day(s) of Month Check here if the account(s) listed above have a previously established AIP which you would like changed. (If you have a previously established AIP and do not check this box, the previously established AIP will remain in effect). Complete Part 8, Bank Information. A signature guarantee is not required. An AIP normally becomes active 15 days after this form is processed. If you are establishing an AIP and no start date is provided, the AIP will begin as soon as the option is established in accordance with the instructions provided. If no day or frequency is selected, investments will be made on or about the 5th business day of every month.

PART 4: Systematic Withdrawal Plan (SWP)

Establish regular redemptions from your account. A $10,000 minimum account balance is required. Frequency: Monthly Quarterly Semi-annually Annually Fund Name Amount ($50 minimum) Start Date Day(s) of Month Fund Name Amount ($50 minimum) Start Date Day(s) of Month Check here if the account(s) listed above have a previously established SWP which you would like changed. (If you have a previously established SWP and do not check this box, the previously established SWP will remain in effect). Specify payment method: Automatic deposit to my bank account. Complete Part 8, Bank Information. (If this bank information is new to this account, a medallion signature guarantee is required.) Send check to my address of record. A SWP normally becomes active 15 days after this form is processed. If you are establishing a SWP and no start date is provided, the SWP will begin as soon as the option is established in accordance with the instructions provided. If no day or frequency is selected, redemptions will be made on or about the 5th business day of every month.

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Account Options Form (continued)

Part 5: Distribution Options

If you would like to change the distribution options on the account(s) listed in Part 2, please check the appropriate boxes. Income Dividends: Reinvest Cash Capital Gains: Reinvest Cash If any distributions are to be paid in cash, specify payment method below: Deposit to my bank account. Complete Part 8, Bank Information. (If this bank information is new to this account, a medallion signature guarantee is required.) Send check to my address of record.

PART 6: Telephone Redemption/ Exchange Options

Check the box below to indicate the feature(s) you would like added to your account(s). Telephone Redemption* Telephone Exchange *If you have previously declined or removed the Telephone Redemption option from your account and now want to add it, a medallion signature guarantee is required.

PART 7: Investment/ Redemption Options

Establish the ability to: a. Make investments by telephone by initiating an electronic funds transfer from your bank account b. Wire redemption proceeds to your bank account c. Have redemption proceeds electronically deposited in your bank account Complete Part 8, Bank Information. A medallion signature guarantee is required for options 7b and 7c. Options 7a and 7c normally become active 15 days after this form is processed.

PART 8: Bank Information

If you have completed Parts 3 or 7 or have completed Parts 4 or 5 and wish to have proceeds automatically deposited to your account, you must attach a voided check or preprinted deposit slip. NOTE: Your bank must be a member of the Automated Clearing House (ACH) to use any options that require the completion of this part. Please call your bank if you are unsure. Bank Account Type: Checking Account Savings Account Check here if this bank information replaces existing bank information already on your account. A medallion signature guarantee is required.

Attach a voided check or preprinted deposit slip here

PART 9: Signature

I have received and read the Prospectus for the Dodge & Cox Funds. I understand and agree to be bound by its terms. I am of legal age in my state of residence and have full authority to establish and use any related privileges. The Funds, Dodge & Cox, Boston Financial Data Services, Inc., State Street Bank and Trust Company, any affiliate and/or any of their directors, trustees, employees and agents will not be held liable for any claims, losses or expenses (including legal fees) for acting on any instructions or inquiries believed to be genuine, provided that reasonable security procedures have been followed. If an account has multiple owners, the Funds may rely on the telephone instructions of any one account owner. By selecting the ACH options in Part 3, 4, 5 or 7, I hereby authorize the Fund to initiate credits and/or debits to my account at the bank indicated in Part 8 and for the bank to credit or debit the same to such account through the ACH system.

Signature of Owner Date Signature of Joint Owner, if any Date

Medallion Signature Guarantee*

* A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide signature guarantees.

11/06 D&C OPT WEB

Instructions for Changing Your Account Registration

This guide is designed to help you understand what is needed to change the registration of your existing Dodge & Cox Funds account. In most cases, you will need to have your signature(s) guaranteed to process the registration change. In some situations, we will need additional documentation to make the change. This guide reviews various scenarios and details associated with each situation. If any certificates are outstanding on the account being changed, you must attach all certificates. If you have any questions, please call Client Services at 1-800-621-3979 for assistance.

Name Change Complete Change of Registration Form. Current account owner(s) must have signature(s) guaranteed in Part 3. The account owner whose name has changed must provide new signature in Part 4.

From an Individual Account to a Joint Tenant Account Complete Change of Registration Form. Current account owner must have signature guaranteed in Part 3. New account owner must provide signature in Part 4. This change cannot be made for an IRA account.

From a Joint Tenant Account to an Individual Account because of: Death of an Account Owner Complete Change of Registration Form. Surviving account owner(s) must provide signature(s) in Part 3. Signature guarantees are not required. Provide a certified death certificate. If required by your state of residence’s law, provide a state inheritance tax waiver.

Divorce Complete Change of Registration Form. Account owners must have signatures guaranteed in Part 3, OR provide a certified court order which details the allocation of assets. All Other Situations Complete Change of Registration Form. Account owner(s) must have signature(s) guaranteed in Part 3.

Individual or Joint Tenant Account to a Trust where: Current Account Owner(s) are the Sole Trustee(s) of the Trust Complete Change of Registration Form. Account owner(s) must provide signature(s) in Part 3. Signature guarantees are not required. This change cannot be made for an IRA account.

All Other Situations Complete Change of Registration Form. Current account owner(s) must have signature(s) guaranteed in Part 3. This change cannot be made for an IRA account.

Reflect Power of Attorney Complete Change of Registration Form. Submit a certified Power of Attorney document. Current account owner(s) or account owners’ agent must have signature(s) guaranteed in Part 3. UGMA/UTMA Account to an Individual Account Due to Minor Reaching Age of Majority Complete Change of Registration Form. Enclose a copy of the former minor’s birth certificate. Custodian of account must provide signature in Part 3. If copy of birth certificate is not enclosed, then the custodian must have signature guaranteed in Part 3. Former minor must provide signature in Part 5. UGMA/UTMA Change of Custodian Complete Change of Registration Form. Current custodian must have signature guaranteed in Part 3. New custodian must provide signature in Part 4.

Change of Registration Form

INSTRUCTIONS

Use this form to change the registration of your Dodge & Cox Funds account. Examples why you would use this form are to:

Change an individual account to a joint tenant account Change a joint tenant account to an individual account Change an individual or joint tenant account to a trust account Change name of account owner

Change an UGMA/UTMA account to an individual account (minor reaches age of majority) Change custodian of UGMA/UTMA account Change registration to reflect Power of Attorney

If any shares are held in certificate form, attach the certificate(s) to this form. If, as a result of this change of registration, you would like to update the banking instructions associated with your account, attach a voided check or deposit slip to this form.

Mailing Address

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Current Account Information

Account Registration Fund Number/Account Number Account Registration Social Security/Taxpayer Identification Number Complete if you would like to change the address or telephone numbers of the above account. Street Address or P.O. Box City State Zip Code ( ) ( ) Daytime Telephone Number Evening Telephone Number

PART 2: Change of Registration Options

A. Account Owner Name Change New Name of Account Owner Social Security Number Date of Birth

The account owner must have his/her former signature guaranteed in Part 3. The account owner must also provide his/her new signature in Part 4.

B. Change from Individual Account to Joint Tenant Account* Name of Individual to Add to Account Social Security Number Date of Birth Current account owner must have signature guaranteed in Part 3. New account owner must provide signature in Part 4. This change cannot be made for an IRA. *All joint registrations will be registered as Joint Tenants with right of survivorship unless otherwise specified.

C. Change from Joint Tenant Account to Individual Account Name of Individual to Remove from Account Social Security Number to Remove from Account Name of Individual Remaining on Account Social Security Number of Remaining Owner of the Account If this change is being made because one of the account owners is deceased, the living account owner(s) must provide a certified copy of the death certificate. If required by your state of residence’s law, you must also submit an inheritance tax waiver. If this change is being made for reasons other than the death of one of the owners, all account owners must have their signatures guaranteed in Part 3. If the remaining account owner wants to change his/ her name on the account registration, complete Part 2A.

- 1 of 3 -

Change of Registration Form (continued)

PART 2 (continued): Change of Registration Options

D. Change from Individual or Joint Tenant Account to a Trust Account Name of Trust Social Security/ Taxpayer Identification Number Name of Trustee(s) Date of Trust Agreement Name of Trustee(s) Date of Trust Agreement

The current account owner(s) must sign in Part 3. If the current owner(s) are the sole trustee(s) of the trust and the Social Security Number/Taxpayer Identification Number is not changing, then the current account owner(s) signatures do not have to be signature guaranteed. Otherwise, all current owners’ signatures must be signature guaranteed. A copy of the first and signature pages(s) of the Trust Agreement must be attached. This change cannot be made for an IRA.

E. Change Registration to Reflect Power of Attorney Submit a certified copy of the Power of Attorney document. Either the account owner or the account owner’s agent’s signatures must be guaranteed.

F. Change from UGMA/UTMA Account to Individual Account (Minor has reached age of majority) If a copy of the minor’s birth certificate is enclosed, the custodian must sign in Part 3, but a signature guarantee is notmrequired. If a copy of the birth certificate is not enclosed, the custodian’s signature must have a signature guarantee. The former minor must provide his or her signature in Part 5, and the Social Security Number provided in Part 1 must be that of the former minor. Please note that any banking instructions previously established for this account will be deleted.

G. Change of UGMA/UTMA Account Custodian Current custodian must have signature guaranteed in Part 3. New custodian must provide signature in Part 4. If necessary, complete Part 1 to update account address.

Name of New Custodian Social Security Number Date of Birth Street Address City State Zip Code ( ) ( ) Daytime Telephone Number Evening Telephone Number

PART 3: Current Account Owners Signature and Signature Guarantee

All current account owners must sign exactly as names appear on the current account registration. Signatures must be medallion guaranteed*, except for the situations described below.

Signature Date Print Name Signature Date Print Name

Medallion Signature Guarantee

* A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide signature guarantees.

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Change of Registration Form (continued)

PART 3 (continued):

Exceptions to Signature Guarantee Requirement:

The account is changing from an UGMA/UTMA account to an individual account because the minor has reached the age of majority, and a copy of the minor’s birth certificate is included. The account is changing from an individual or joint tenant account to a trust account; the current account owner(s) are the sole trustee(s) of the new account; and the social security number has not changed. The account is changing from a joint tenant to an individual account due to the death of an account owner. A certified copy of death certificate is included.

PART 4: Other Required Signatures

If Part 2B was selected, the new joint tenant must sign below. If Part 2A was selected, the account owner must provide new signature below. If Part 2G was selected, the new custodian must sign below.

Signature Date

PART 5: Signature and Certification of Former Minor

If Part 2F was selected, the former minor must sign below. I, the former minor on the account listed in Part 1, have received and read the Prospectus for the Dodge & Cox Funds (the Funds) and believe the investment is suitable for me. I understand the investment objectives and policies of the Funds and agree to be bound by the terms of the Prospectus. I am of legal age in my state of residence and have full authority to own shares of the Dodge & Cox Fund noted and to establish and use any related privileges. The Funds, Dodge & Cox, Boston Financial Data Services, Inc., State Street Bank and Trust Company, any affiliate and/or any of their directors, trustees, employees and agents will not be held liable for any claims, losses or expenses (including legal fees) for acting on any instructions or inquiries believed to be genuine, provided that reasonable security procedures have been followed. If an account has multiple owners, the Funds may rely on the telephone instructions of any one account owner. If I have attached a voided check or deposit slip to this form, I hereby authorize the Funds to initiate credits and debits to my bank account and for the bank to credit or debit the same to such account through the Automated Clearing House (ACH) system. If I am a U.S. citizen or resident alien, I certify under penalties of perjury that: (1) the Social Security or Taxpayer Identification number provided above is correct; and (2) I am not subject to IRS backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the IRS that I am subject to backup withholding; or (c) I have been notified by the IRS that I am no longer subject to backup withholding. NOTE: Cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding. If I am a non-resident alien, I certify under penalties of perjury that I am not a U.S. citizen or resident alien, and that I am an “exempt foreign person” as defined under IRS regulations.

Signature of Former Minor Date

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Indemnification and Corporate/Organization Resolution

INSTRUCTIONS

Use this form to certify the list of individuals authorized to act on behalf of a corporation, organization or partnership for accounts in the Dodge & Cox Funds.

This form can be completed only by the secretary or other designated officer of a corporation, organization or partnership to certify the names of officers authorized to give instructions on the accounts listed below. Completing and returning this form to Dodge & Cox Funds eliminates the need to provide a certified corporate/organization/partnership resolution with each written transaction request. Dodge & Cox Funds will keep this Resolution on file, where it will remain in full force and effect until a written revocation of the Resolution is delivered to Dodge & Cox Funds, and Dodge & Cox Funds has had a reasonable amount of time to act upon it

Mailing Address

REGULAR MAIL:        EXPRESS, CERTIFIED OR REGISTERED MAIL:

Dodge & Cox Funds c/o Boston Financial Data Services        Dodge & Cox Funds c/o Boston Financial Data Services

P.O. Box 8422        30 Dan Road

Boston, MA 02266-8422        Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

Part 1: Account Information

a.

Account Registration            Fund Number/Account Number

b.

Account Registration            Fund Number/Account Number

c.

Account Registration            Fund Number/Account Number

d.

Account Registration            Fund Number/Account Number

Part 2: Certification by Officer

Provide the name of the corporation, organization, or partnership and the names, titles and signatures of the authorized officers below. If you want to authorize more than four officers, write “see attached” in Part 2A, and attach a separate sheet with each officer’s name, title and signature. If you have a separate Resolution which lists the authorized officers, provide the name of the corporation, organization, or partnership below and attach the Resolution to this form. If certifying officer is listed below as an authorized officer, Part 6 must be completed. This Resolution must be dated within six months of the date of receipt by Dodge & Cox Funds.

As an authorized officer of

Name of Corporation/Organization/Partnership

I hereby certify that the person(s) listed below:

a.

Name            Title        Signature

b.

Name            Title        Signature

c.

Name            Title        Signature

d.

Name            Title        Signature

are duly authorized by resolution to act on behalf of the Corporation/Organization/Partnership specified above in connection with any Dodge & Cox Funds shares owned by this Corporation/Organization/Partnership. The above-named officer(s) are authorized to invest the assets of the Corporation/Organization/Partnership; to give instructions for the purchase, sale exchange or transfer of shares; and to execute and deliver any forms or instructions in connection with those shares.

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Indemnification and Corporate/Organization Resolution (continued)

Part 2 (continued): Certification by Officer

The Corporation/Organization/Partnership listed in Part 2 agrees to indemnify and hold Dodge & Cox, Dodge & Cox Funds, Boston Financial Data Services and State Street Bank and Trust Company harmless from acting upon instructions believed by the Funds to have originated from the officer(s) named above. This Resolution is to remain in effect until revoked in writing by the officer(s) named above and delivered to Dodge & Cox Funds. The revocation will not effect any liability resulting from transactions initiated before Dodge & Cox Funds have had a reasonable amount of time to act upon the revocation.

I am authorized and directed to certify the above and that these provisions conform with the character of the Corporation/ Organization/Partnership.

Part 3: Revocation of Previous Resolutions

Check this box if you wish to revoke all previous resolutions provided to Dodge & Cox Funds.

Part 4: Number of Signatures Required to Transact

Enter the number of signatures required to transact in the Dodge & Cox Funds account(s) listed in Part 1. If a number is not given, all signatures will be required on transaction requests.

NOTE: Telephone requests may be made by any one of the officers listed in Part 2.

PART 5: Signature of Authorized Officer

To the above I set my signature and the seal of the Corporation/Organization/Partnership. A signature guarantee is required.

Signature of Secretary/Officer/Partner            Title            Date

Medallion Signature Guarantee*

* A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide signature guarantees.

Affix Corporation/Organization/Partnership seal

If separate Resolution is attached, “see attached” may be written in this space. If the Corporation/Organization/Partnership does not have a seal, the word “seal” may be written in this space.

PART 6: Signature of Other Authorized Individual

If the individual certifying this Resolution is listed as one of the officers authorized to act upon the Dodge & Cox Funds account(s), a second officer must sign here. If the individual certifying the resolution is the sole officer and/or director of the Corporation/Organization/Partnership listed in Part 2, a bank officer or a member firm of a domestic stock exchange must sign below. By signing this form the bank/stock exchange officer attests that the individual certifying this Resolution is the sole officer and/or director of the Corporation/Organization/Partnership.

( )

Signature of Authorized Individual            Date            Telephone Number

Name of Authorized Individual            Title            Bank or Firm Name

11/06 D&C IND WEB

Instructions for Making a Gift or Transfer of Shares

If any certificates are outstanding on the account being changed or transferred, you must attach all certificates.

If you have any questions, please call Client Services at 1-800-621-3979 for assistance.

If you are making a gift or transfer of shares to an existing Dodge & Cox Funds account:

Account owner(s) must complete Parts 1-3 of the Gift or Transfer of Shares Form.

Account owner(s) must have signature(s) guaranteed in Part 3.

If you are making a gift or transfer of shares to a new Dodge & Cox Funds account:

Account owner must complete Parts 1-3 of the Gift or Transfer of Shares Form.

Account owner(s) must have signature(s) guaranteed in Part 3.

Recipient of shares must complete Parts 4-14 of the Gift or Transfer of Shares Form.

If account owner is deceased and the shares are being transferred to a new Dodge & Cox Funds account:

The account owner’s executor or appointed representative must complete Parts 1-3 of the Gift or Transfer of Shares Form.

The account owner’s executor or appointed representative must have his or her signature guaranteed in Part 3.

New Account owner must complete Parts 4-14 of the Gift or Transfer of Shares Form.

Submit a certified copy of the appointment of the executor, personal representative, or administrator. This document must be received within 60 days of its certification by the Court.

If required by deceased account owner’s state of residence’s law, provide a state inheritance tax waiver.

Gift or Transfer of Shares Form

INSTRUCTIONS

Use this form to make a gift or transfer Dodge & Cox Funds shares to an individual or non-profit organization.

If any shares are held in certificate form, attach the certificate(s) to this form. Do not use this form for IRA accounts.

Mailing Address

REGULAR MAIL:            EXPRESS, CERTIFIED OR REGISTERED MAIL:

Dodge & Cox Funds c/o Boston Financial Data Services            Dodge & Cox Funds c/o Boston Financial Data Services

P.O. Box 8422            30 Dan Road

Boston, MA 02266-8422            Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Current Account Information

Account Registration            Fund Number/Account Number

Account Registration            Social Security/Taxpayer Identification Number

Street Address or P.O. Box            City            State            Zip Code

( )    Daytime Telephone

( )    Evening Telephone

PART 2: Transfer Instructions

Transfer the amount indicated below: (check one box only)

Transfer percentage of account: % if total account, enter 100%

Transfer dollars:            $

Transfer shares:            Shares

Transfer to: (check one box only)

New Account. Donor must complete Part 3. Recipient must complete Parts 4-14. (If new owner will hold shares as indicated in Part 7, the transfer must meet Fund’s minimum $2,500 investment)

Existing Account. (Shares must be transferred within same Fund.) Donor must complete Part 3. Recipient is not required to complete any parts of this form.

Name of Individual or Non-Profit Organization            Fund Number            Account Number

PART 3: Current Account Owners Signature and Signature Guarantee (required)

Signature            Date            Medallion Signature Guarantee*

Print Name

Signature            Date

Print Name

* A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide signature guarantees.

1

Gift or Transfer of Shares Form (continued)

PART 4: New Account Registration

If “New Account” was selected in Part 2, the remainder of this form must be completed by the recipient of the transferred shares.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

USA Patriot Act Notice

To open your account we require your name, address, date of birth, and other information that will allow us to identify you.

Parts 4, 5 (if required), 6 and 14 must be completed and will be verified as required by the USA Patriot Act.

A. Individual or Joint Tenant*

Name Social Security            Number Date of Birth

Name Social Security            Number Date of Birth

* All joint registrations will be registered as “Joint Tenants” (with right of survivorship) unless otherwise specified.

Citizenship:    U.S. Citizen    Resident Alien    Nonresident Alien**:

Country of Citizenship

** Non resident aliens must include a copy of a government-issued photo ID with this application.

OR

B.

Gift/Transfer to a Minor (UGMA/ UTMA)

Custodian’s name (only one permitted)        Custodian’s Social Security Number        Custodian’s Date of Birth

Minor’s name (only one permitted)        Minor’s Social Security Number*        Minor’s Date of Birth

under the        Uniform Gifts/Transfers to Minors Act

State of minor’s, donor’s or custodian’s residence

Citizenship of Minor:        U.S. Citizen        Resident Alien        Nonresident Alien**:

Country of Citizenship

* If applied for, include copy of application for Social Social Number

** Non resident aliens must include a copy of a government-issued ID with this application.

OR

C. Trust, Corporation or Other Entity

Name of Trust, Corporation or other entity Taxpayer Identification Number Date of Trust Agreement

Check the box next to the description that describes the entity establishing the account(s):

1. Financial Institution governed by a federal regulator. (account is for own behalf or for benefit of its client)

2. Bank governed by a state bank regulator. (account is for own behalf or for benefit of its client)

3. Corporation. A copy of the certified articles of incorporation and business license of the Corporation must be attached unless the following exemption applies:             Publicly traded company. Provide ticker symbol:

4. Retirement plan governed by ERISA.

5. Trust. A copy of the first and signature page(s) of the Trust Agreement must be attached.

6. Partnership. A copy of the first and signature page(s) of the partnership agreement must be attached.

7. Governmental Agency or Instrumentality.

8. Other.                    Call 800-621-3979 to see if additional information is required to open account.

PART 5:Authorized Individuals/ Trustees/ Partners

If you are establishing an account under Part 4C above and box 3 (Corporation) is checked and the Corporation is a non-publicly traded Company or box 8 (Other) is checked, information on the individuals authorized to effect transactions must be provided below; if box 5 (Trust) is checked, information on trustees must be provided; if box 6 (Partnership) is checked, information on the Partners must be provided:

Authorized Individual/Trustee/Partner        Social Security        Number Date of Birth

Authorized Individual/Trustee/Partner        Social Security        Number Date of Birth

If there are more than two Authorized Individuals/Trustees/Partners, attach a separate list with full names, social security numbers and dates of birth.

Gift or Transfer of Shares Form (continued)

PART 6: Address

Shares of the Dodge and Cox Funds are registered for sale to U.S. residents only. You must provide your valid U.S. address when opening an account.

(U.S., U.S. Territory or A.P.O. addresses only)

Attn:                    (For trusts, corporations or other entities)(optional)

Mailing Address*

City        State        Zip Code

To ensure timely processing of your account, please provide your telephone numbers Daytime Telephone Evening Telephone

If mailing address above is a post office, a street address is also required by the USA Patriot Act:

Street Address (if different than Mailing Address above)*

City        State        Zip Code

* If Joint Tenants in Part 4 have different street addresses, provide the joint tenant’s name and street address on a separate sheet and attach to this application.

PART 7: Disposition of Transferred Shares

Hold all shares in New Account.

Redeem shares as indicated below and send check to address in Part 6. If you would like the check to be sent to an address other than the address listed in Part 6, attach a letter of instruction.

(check one box only)

Redeem percentage of account:        % if total account*, enter 100%

Redeem dollars:        $

Redeem shares:        Shares*

If redeeming entire account, do not complete Parts 8-13, and sign where noted in Part 14.

Exchange shares to Dodge & Cox        Fund.

(check one box only)

Exchange percentage of account:            % if total account, enter 100%

Exchange dollars:            $

Exchange shares: Shares

PART 8: Distribution Options

Please indicate if you would like distributions reinvested or paid in cash. If no boxes are checked, all dividends and capital gains will be reinvested.

Income Dividends:    Reinvest    Cash    Capital Gains:    Reinvest    Cash

If any distributions are to be paid in cash, specify payment method:

Deposit to bank account (complete Part 13, Bank Information)        Send check to mailing address in Part 6

PART 9: Telephone Redemption/ Exchange Options (optional)

Establish Telephone Redemption and/or Exchange Options. These features are automatically established unless you check the box(es) below:

I DO NOT WANT:        Telephone Redemption    Telephone Exchange

NOTE: If you decide to add the Telephone Redemption option at a later date, you will need to obtain a signature guarantee.

PART 10: Investment/ Redemption Options (optional)

Establish the ability to:

Make investments by telephone by initiating an electronic funds transfer from your bank account*

Wire redemption proceeds to your bank account

Have redemption proceeds electronically deposited in your bank account*

Please complete Part 13, Bank Information to establish these options. If you decide to add redemption options at a later date, you will need to obtain a signature guarantee.

* These options normally become active 15 days after this form is processed.

3

Gift or Transfer of Shares Form (continued)

PART 11: Automatic Investment Plan (AIP) (optional)

Establish regular investments in your account through deductions from your bank account.

Dollar Amount ($100 minimum): $        Start Date (Month/Year):         Day(s) of Month:

Frequency:    Monthly    Quarterly    Semi-annually    Annually

Please complete Part 13, Bank Information to establish this option.

An AIP normally becomes active 15 days after this form is processed. If no day or frequency is chosen, investments will be made on or about the 5th business day of every month. If no start date is provided, the AIP will begin as soon as the option is established in accordance with the instructions provided.

PART 12: Systematic Withdrawal Plan (SWP) (optional)

Establish regular redemptions from your account. A $10,000 minimum account balance is required.

Dollar Amount ($50 minimum): $        Start Date (Month/Year):        Day(s) of Month:

Frequency:    Monthly    Quarterly    Semi-annually    Annually

Specify payment method:

Automatic deposit to your bank account (complete Part 13, Bank Information)

Send check to mailing address in Part 6

A SWP normally becomes active 15 days after this form is processed. If no day or frequency is chosen, redemptions will be made on or about the 5th business day of every month. If no start date is provided, the SWP will begin as soon as the option is established in accordance with the instructions provided.

PART 13: Bank Information (if applicable)

For the automated banking privileges described in Parts 8, 10, 11 and 12, attach a voided check (for a checking account) or preprinted deposit slip (for a savings account).

NOTE: Your bank must be a member of the Automated Clearing House (ACH) system to use any options that require the completion of this section. Please call your bank if you are unsure.

Institutional accounts requesting wire redemptions or ACH transactions must complete this part.

Bank Name        Account Number

Name on Account        ABA Number

PART 14: Signature and Certification

I have received and read the current Prospectus for the Dodge & Cox Funds (Funds) (available at www.dodgeandcox.com) and believe the investment is suitable for me. I understand the investment objectives and policies of the Funds and agree to be bound by the terms of the Prospectus. I have full authority and legal capacity to accept shares of the Dodge & Cox Fund noted in Part 1 and 2 and have full authority to establish and use any related privileges. I authorize the Funds to initiate the transaction(s) that may be listed in Part 7.

The Funds, Dodge & Cox, Boston Financial Data Services, Inc., State Street Bank and Trust Company, any affiliate and/or any of their directors, trustees, employees and agents will not be held liable for any claims, losses or expenses (including legal fees) for acting on any instructions or inquiries believed to be genuine, provided that reasonable security procedures have been followed. If an account has multiple owners, the Funds may rely on the telephone instructions of any one account owner. I consent to the recording of any telephone conversation(s) when I call the Funds regarding my account(s). I will review all statements upon receipt, and will notify the Funds immediately if there is a discrepancy.

By selecting the options in Parts 8, 10, 11, or 12, I hereby authorize the Funds to initiate credits and debits to my account at the bank indicated in Part 13 and for the bank to credit or debit the same to such account through the ACH system.

If I am a U.S. citizen or resident alien, I certify under penalties of perjury that: (1) the Social Security or Taxpayer Identification number provided above is correct; and (2) I am not subject to IRS backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the IRS that I am subject to backup withholding; or (c) I have been notified by the IRS that I am no longer subject to backup withholding.

NOTE: Cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding.

If I am a non-resident alien, I certify under penalties of perjury that I am not a U.S. citizen or resident alien and that I am an “exempt foreign person” as defined under IRS regulations.

Signature*    Date

Signature of Joint Owner, if any    Date

* If shares are to be registered in (1) joint names, both persons should sign, (2) a custodian’s name (for a minor), the custodian should sign, (3) a trust, the trustee(s) should sign, or (4) a corporation or other entity, an officer should sign and print name and title on space provided below.

Print name and title of officer signing for a corporate or other entity.

11/06 D&C GIFT WEB

4

IRA Account Options Form

INSTRUCTIONS

Use this form to establish any of the options listed below in your Dodge & Cox Funds IRA account(s). This form cannot be used to set up systematic or required minimum periodic distributions from your IRA. To do so, contact Dodge & Cox Funds and request an IRA Distribution Form.

Mailing Address

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Shareholder Information

Name Social Security Number Street Address or P.O. Box City State Zip Code( ) ( )Daytime Telephone Evening Telephone

PART 2: Account Numbers

Dodge & Cox Fund Fund name Account number Dodge & Cox Fund Fund name Account number

PART 3: Telephone Exchange Option

Check the box below to establish the ability to make telephone exchanges between identically registered Dodge & Cox Funds IRA accounts.

Establish the Telephone Exchange Option

PART 4:Telephone Redemption Option

Check the box below and have your signature guaranteed in Part 8 to establish the ability to make telephone redemptions from your Dodge & Cox Funds IRA account(s). Proceeds from a distribution can be mailed to the address of record or wired to a pre-established bank account. Distributions from your IRA may be treated as taxable income and may be subject to penalties. You will have the option to accept or decline federal tax withholding with each telephone redemption request. State withholding may also apply.

Establish the Telephone Redemption Option

PART 5: Automatic Investment Plan (AIP)

Establish regular investments in your IRA account(s) through deductions from your bank account. Frequency: Monthly Quarterly Semi-annually Annually Fund Name Amount ($100 minimum) Start Date Day(s) of Month Fund Name Amount ($100 minimum) Start Date Day(s) of Month

Attach a voided check or preprinted deposit slip in Part 7, Bank Information. Check here if the account(s) listed above have a previously established AIP which you would like changed. (If you have a previously established AIP and do not check this box, the previously established AIP will remain in effect). IMPORTANT NOTES: • Contributions will be credited for the current calendar year only and cannot be considered prior-year contributions. • It is your responsibility to ensure that investments do not exceed your annual contribution limit. If you over contribute, the IRS may charge you a substantial penalty. • An AIP normally becomes active 15 days after this form is processed by Boston Financial Data Services. • If no day or frequency is chosen, withdrawals will be made on or about the 5(th) business day of every month. • If no start date is provided, the AIP will begin as soon as the option is established in accordance with the instructions provided.

- over -

IRA Account Options Form (continued)

PART 6: Investment Redemption Options

Establish the ability to:

Make investments by telephone by initiating an electronic funds transfer from your bank account* Wire redemption proceeds to your bank account Attach a voided check or preprinted deposit slip in Part 7, Bank Information. If you are adding or changing the redemption option, a signature guarantee is required. *Contributions will be credited for current calendar year only and cannot be considered prior-year contributions. This option normally becomes active 15 days after this form is processed by Boston Financial Data Services.

PART 7: Bank Information

Attach a voided check or preprinted deposit slip here

If you have completed Parts 5 or 6, you must attach a voided check or preprinted deposit slip. NOTE: Your bank must be a member of the Automated Clearing House (ACH) to use any options that require the completion of this part. Please call your bank if you are unsure. Bank Account Type: Checking Account Savings Account Check here if this bank information replaces existing bank information already on your account(s). A signature guarantee is required.

PART 8: Signature of IRA Owner

I have received, read and agree to be bound by the terms of the Prospectus for the Dodge & Cox Funds. I am of legal age in my state of residence and have full authority to establish and use any related privileges. I understand that I am responsible for any tax consequences or penalties which may result from elections I make or any contributions, conversions, distributions or recharacterizations which I initiate. I authorize Dodge & Cox Funds, their affiliates and agents, to act on any instructions believed to be genuine for any services authorized on this Form, including telephone options. Dodge & Cox Funds, Dodge & Cox, Boston Financial Data Services, Inc., State Street Bank and Trust Company, any affiliate and/or any of their directors, trustees, employees and agents will not be held liable for any claims, losses or expenses (including legal fees) for acting on any instructions or inquiries believed to be genuine, provided that reasonable security procedures have been followed. By completing Parts 5 or 6, I hereby authorize the Funds to initiate credits and/or debits to my account at the bank indicated in Part 7 and for the bank to honor all entries to my account through the ACH system. Signature of IRA Owner Date

Medallion Signature Guarantee*, if required

* A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide signature guarantees.

A medallion signature guarantee is required if: You are establishing the telephone redemption option, or This bank information is new to this account and will be used to deliver redemption proceeds. A medallion signature guarantee is not required to establish an automatic investment plan.

11/06 D&C IRA OPT WEB

IRA Beneficiary Designation Form

MAILING INSTRUCTIONS

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL:Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Shareholder Information

( )Name Social Security Number Daytime Phone Street Address or P.O. Box City State Zip Code

PART 2: Account Numbers

Fund Number Account Number Fund Number Account Number Fund Number Account Number Fund Number Account Number

PART 3: Beneficiary Designation

I hereby make the following Beneficiary Designation for the above Account(s) in accordance with Dodge & Cox Funds—State Street Bank and Trust Company IRA Disclosure Statement and Custodial Agreement. If you wish to name additional beneficiaries, please list all the requested information on a separate sheet and attach it to this form.

Primary Beneficiary or Beneficiaries

In the event of my death, transfer ownership of my Account(s) to the following Primary Beneficiary or Beneficiaries who survive me. Make payment in the proportions specified below (or in equal proportions (totalling 100%) if no proportions are specified). If any Primary Beneficiary predeceases me, his or her share is to be divided among the Primary Beneficiaries who survive me in the relative proportions assigned to each such surviving Primary Beneficiary.

1. % Name / Trust / Charity Relationship Social Security Number / Tax Identification Number Date of Birth / Trust Date 2. % Name / Trust / Charity Relationship Social Security Number / Tax Identification Number Date of Birth / Trust Date 3. % Name / Trust / Charity Relationship Social Security Number / Tax Identification Number Date of Birth / Trust Date 4. % Name / Trust / Charity Relationship 100% Social Security Number / Tax Identification Number Date of Birth / Trust Date

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IRA Beneficiary Designation Form (continued)

PART 3 (continued): Alternate Beneficiary or Beneficiaries

If none of the Primary Beneficiaries survive me, transfer ownership of the above Account(s) to the following Alternate Beneficiary or Beneficiaries who survive me. Make payment in the proportions specified below (or in equal proportions (totalling 100%) if no different proportions are specified). If any Alternate Beneficiary predeceases me, his or her share is to be divided among the Alternate Beneficiaries who survive me in the relative proportions assigned to each surviving Alternate Beneficiary. If there are no surviving Alternate Beneficiaries at the time of my death, the Funds will transfer ownership of my Account(s) to my estate (unless otherwise required by the laws of your state of residence).

1. % Name / Trust / Charity Relationship Social Security Number / Tax Identification Number Date of Birth / Trust Date 2. % Name / Trust / Charity Relationship Social Security Number / Tax Identification Number Date of Birth / Trust Date 3. % Name / Trust / Charity Relationship Social Security Number / Tax Identification Number Date of Birth / Trust Date % Name / Trust / Charity Relationship 100% Social Security Number / Tax Identification Number Date of Birth / Trust Date

PART 4: Spousal Consent (if applicable)

This section should be reviewed if you are married and designate a beneficiary other than your spouse. It is your responsibility to determine if this section applies. The State Street Bank and Trust Company, Dodge & Cox, Dodge & Cox Funds, Boston Financial Data Services, Inc., and any affiliate and/or any of their directors, trustees, employees, and agents are not liable for any consequences resulting from your failure to provide proper spousal consent. I am the spouse of the above-named IRA owner. I acknowledge that I have full and reasonable disclosure of my spouse’s property and financial obligations. Due to any possible consequences of giving up my community or marital property interest in the IRA, I have been advised to consult legal counsel or a tax advisor. I hereby consent to the beneficiary designation(s) indicated above. I assume full responsibility for any adverse consequences that may result. No tax or legal advice was given to me by the State Street Bank and Trust Company, Boston Financial Data Services, Inc., Dodge & Cox, or Dodge & Cox Funds.

Signature of Spouse Date Signature of Witness for Spouse Date

PART 5: Signature of IRA Owner

IMPORTANT: This Beneficiary Designation may have important tax or estate planning effects. Also, if you are married and reside in a community property or marital property state (e.g., Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin), you may need to obtain your spouse’s consent if you have not designated your spouse as primary beneficiary for at least half of your Account(s). Consult legal counsel or a tax advisor for additional information and advice. All previous designations for the Account(s) listed in Part 2 are hereby revoked.

Signature of IRAOwner Date

11/06 D&C IRA BD WEB

IRA Distribution Request Form

MAILING INSTRUCTIONS

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Shareholder Information

Name Fund Number Account Number Street Address or P.O. Box City State Zip Code( ) ( )Social Security Number Daytime Telephone Evening Telephone

PART 2: Reason for Distribution

A. NORMAL DISTRIBUTION. I am age 59 1/2 or older. B. PREMATURE DISTRIBUTION*. I am under age 59 1/2, and No exception to the 10% premature withdrawal penalty** applies. I meet one of the IRS exceptions listed in the IRA Disclosure Statement; the 10% premature withdrawal penalty** does not apply. C. PERMANENT DISABILITY. I am permanently disabled according to the IRS definition.** D. DEATH OF IRA OWNER. Call (800) 621-3979 to determine what additional documents are required. E. EXCESS CONTRIBUTION. Remove excess contribution of $ made for the tax year and any earnings (gain or loss) attributable to such contribution. Go to Part 4 (Do not complete Part 3).

* You may be required to file IRS Form 5329. Consult your tax or financial advisor for further information. ** For more information, refer to the IRA Disclosure Statement.

PART 3: Amount and Frequency of Distribution

A. SINGLE LUMP-SUM DISTRIBUTION. Distribute 100% of the assets held in the account listed in Part 1. B. ONE-TIME PARTIAL DISTRIBUTION. Distribute % OR $ of this account. C. PERIODIC DISTRIBUTIONS. Establish periodic distributions in the amount of $

Start Date (Month/Year): Day(s) of Month: Frequency: Monthly Quarterly Semi-annually Annually

D. LIFE EXPECTANCY DISTRIBUTIONS/REQUIRED MINIMUM DISTRIBUTIONS. Establish periodic distributions from the account listed in Part 1 based on my life expectancy or a complete distribution over a fixed number of years.

1. Method of determining distribution amounts based upon:

My age using the IRS Uniform (MDIB) Table. The joint life expectancy of me and my spouse using the IRS Joint Life Table. This option can only be used if your spouse is your sole beneficiary and your spouse is more than 10 years younger than you.

Spouse’s: Date of Birth: Social Security Number:

A complete distribution over years. Number of years may not exceed the distribution period allowed under the IRS Uniform Table or your joint life expectancy with your spouse as beneficiary (IRS Joint Life Table).

2. I would like these payments distributed to me:

Start Date (Month/Year): Day(s) of Month: Frequency: Monthly Quarterly Semi-annually Annually

3. Provide year-end value of IRA assets. $ Required only if assets in the account listed in Part 1 were not invested in the Dodge & Cox Funds as of the prior year end.

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IRA Distribution Request Form (continued)

PART 4: Income Tax Withholding and Certification

Federal taxes will automatically be withheld from distributions at the rate of 10%, unless you check one of the boxes below. Note to residents of California and Massachusetts: If you elect federal withholding, state withholding will also apply.

I do not wish to have federal taxes withheld.

Withhold federal taxes at the rate of %

If you elect not to have withholding apply to your distributions, you may be responsible for payment of estimated tax. You may incur penalties under the estimated tax rules if your withholding and estimated tax payment(s) are not sufficient.

Note to U.S. citizens living abroad and non-U.S. citizens: Withholding may not be waived by U.S. citizens receiving payments outside of the United States. Withholding for non-U.S. citizens is subject to tax treaty rules; see IRS Publication 515 for details. If you fall under either of these categories, check the appropriate box below:

I certify that I am a U.S. citizen living abroad. I understand that payments sent to me abroad are subject to 10% federal tax withholding that cannot be waived. I certify that I am a non-U.S. citizen. I am attaching IRS Form W-8BEN to certify my status and to comply with IRS rules. I understand that withholding, if applicable, will be applied to my distribution amounts based on my W-8BEN certification or lack thereof.

PART 5: Payment Instructions

I would like my distribution proceeds:

A. Sent by check to me at my address of record. B. Sent electronically via ACH to my bank account. If banking instructions have not been previously established on your account, enclose a voided check (checking account) or a deposit slip (savings account). If you are adding banking instructions, a signature guarantee is required in Part 6. C. Deposited in a Dodge & Cox Fund Account.

Existing Account: Fund # Account # . If your name is not listed in the registration of the account listed above, a signature guarantee is required in Part 6. New Account (Account Application enclosed). If your name is not listed in the registration established with the new account application, a signature guarantee is required in Part 6.

D. Sent to a special payee. Provide the information requested below. A signature guarantee is required in Part 6.

Name of Payee Address of Payee

PART 6: Signature of IRA Owner

I, the undersigned, authorize and request that State Street Bank and Trust Company, as custodian for my IRA account, make the above distribution(s) from the account listed in Part 1. I acknowledge that the box checked in Part 2 is correct, and I am aware of the possible tax consequences of these distribution(s). I understand that I am responsible for determining that the minimum distribution requirement is met each year for my traditional IRA and that failure to meet this requirement may result in tax penalties. I agree to indemnify and hold Dodge & Cox, Dodge & Cox Funds, Boston Financial Data Services, Inc. and State Street Bank and Trust Company, any affiliate and/or any of their directors, trustees, employees and agents harmless in this regard for elections I have made, and for any actions taken as a result of the information and instructions I have provided.

Signature of IRA Owner Date

Medallion Signature Guarantee*, if required

* A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide signature guarantees.

A Medallion Signature Guarantee is required if: You are establishing banking instructions, You are depositing the proceeds in a new or existing Dodge & Cox Funds account and you are not listed in the registration, or You are sending the proceeds to a special payee.

11/06 D&C IRA DIST WEB

IRA Recharacterization Form

INSTRUCTIONS

Complete this form to authorize Dodge & Cox Funds to recharacterize all or part of an IRA conversion or contribution. With this form you may: • Recharacterize all or part of your assets from a previous Roth IRA conversion back to a traditional IRA, or • Recharacterize an earlier contribution to a Roth or traditional IRA, or employee contribution to a SEP IRA, as a contribution to either of the other two types or IRAs.

Mailing Address

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Shareholder Information

Name Social Security Number Street Address or P.O. Box City State Zip Code( ) ( )Daytime Telephone Evening Telephone

PART 2: Type of Recharacterization

Check the appropriate box below to indicate the type of recharacterization you would like to make:

Recharacterize all or part of a previous Roth IRA conversion back to a traditional IRA or a SEP IRA,

OR Recharacterize all or part of a previous IRA contribution back to another type of IRA:

RECHARACTERIZE A PREVIOUS

Check one below Roth IRA contribution traditional IRA contribution SEP IRA contribution

TO A

Check one below Roth IRA contribution traditional IRA contribution SEP IRA contribution

PART 3: Account Numbers and Amounts to Recharacterize

Provide the Dodge & Cox Fund number(s) and account number(s) which contain the assets you wish to recharacterize. Indicate the dollar amount of the original conversion or contribution amount you wish to recharacterize. NOTE: Specify all or part of your original conversion or contribution amount(s) only. Dodge & Cox Funds will determine the earnings or losses attributable to that amount, and, as required by the IRS, include that amount in your recharacterization. Provide the tax year for which the conversion or contribution was made.

Fund Number Account Number Amount to Recharacterize Tax Year for which Conversion/ Contribution was Made

$ $ $ TOTAL: $

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DODGE & COX FUNDS

IRA Recharacterization Form (continued)

PART 4: Investment Instructions — Existing or New IRA

You may invest your recharacterized assets in an existing Dodge & Cox Funds IRA account(s), or you may establish a new IRA account(s) for these assets.

A. Existing Dodge & Cox Funds IRA

❑ Invest the assets from this recharacterization into my existing Dodge & Cox Funds IRA account(s) listed below:

Fund Number	Account Number	Amount	Tax Year of Conversion/Contribution
______	______________	$______________	______________
______	______________	$______________	______________
______	______________	$______________	______________

B. New Dodge & Cox Funds IRA

❑ Invest the assets from this recharacterization into a ***new*** Dodge & Cox Funds IRA. *You must enclose a completed Adoption Agreement, and each account established must meet the $1,000 minimum account requirement.*

	Amount	Tax Year of Conversion/Contribution
❑ *Stock Fund*	$______________	______________
❑ *International Stock Fund*	$______________	______________
❑ *Balanced Fund*	$______________	______________
❑ *Income Fund*	$______________	______________
TOTAL OF SECTIONS A AND B:*	$______________	

* **Total of Sections A and B** must equal Total Amount to Recharacterize in Part 3. Attributable earnings or losses will be allocated pro rata.

PART 5: Certification and Signature of IRA Owner

I certify the accuracy of the information provided on the IRA Recharacterization Form and authorize Dodge & Cox Funds to recharacterize a previous IRA conversion or IRA contribution as outlined above.

I accept full responsibility for complying with all IRS requirements with respect to my Dodge & Cox Funds—State Street Bank and Trust Company IRA. I hereby indemnify Dodge & Cox, Dodge & Cox Funds, Boston Financial Data Services, Inc. and State Street Bank and Trust Company, and any affiliate and/or any of their directors, trustees, employees and agents if I fail to meet such IRS requirements.

______________________________________ ______________

Signature of IRA Owner Date*

* If you are recharacterizing assets from the previous year, you generally must make the recharacterization by the due date of your income tax return (including extensions) and reflect it on your return. However, if you filed your return without making the recharacterization, you still may make the recharacterization within 6 months of the due date of your return, excluding extensions. If you are making this recharacterization after you have filed your return, you must file an amended return reflecting the recharacterization. Write "Filed pursuant to section 301.9100-2" on the amended return and file it at the same place you filed the original return. **If you are recharacterizing assets from a previous year and submitting this form after April 15th, check the box below that applies to you:**

❑ I filed my income tax return by the April 15th deadline.

❑ I have received an extension to the April 15th filing date. Tax Filing Extension Date: ______________

11/06 D&C IRA RECHAR WEB

IRA Transfer of Assets Form

INSTRUCTIONS

Use this form to transfer assets from an existing non-Dodge & Cox Funds IRA or for a direct rollover from an employer-sponsored retirement plan or 403(b) arrangement to a Dodge & Cox Funds IRA. Before using this form for a direct rollover, check with your employer regarding procedures for direct rollovers. Complete Parts 1 and 2, 3, 4 or 5 (if applicable), 6 and 7 below and mail to Dodge & Cox Funds, c/o State Street Bank and Trust Company. State Street Bank and Trust Company will send this form to your current IRA custodian/trustee or to your employer. Please contact your present IRA custodian/trustee to determine if a signature guarantee is required. Only one account can be transferred using this form.

PART 1: Shareholder Information

( )Name Social Security Number Daytime Phone Street Address or P.O. Box City State Zip Code

PART 2: Type of IRA

This is a transfer to a Dodge & Cox Funds-State Street Bank & Trust Company: Traditional IRA* SEP IRA* Roth IRA**

* Transfers to a traditional or simplified employee pension (SEP) IRA may be made from another traditional or SEP IRA, or a SIMPLE IRA (but not until at least 2 years after the first contribution to your SIMPLE IRA). You may not transfer assets from a Roth IRA to a SEP IRA.** Transfers to a Roth IRA are allowed only from a Roth or traditional IRA.

PART 3: Roth IRA Conversion (if applicable)

Check here if you are converting assets from your traditional IRA to a Roth IRA. If you have previously instructed your current IRA custodian to convert your traditional IRA to a Roth IRA, do not complete this section. Note that a conversion from a traditional IRA to a Roth IRA will trigger federal income tax on the taxable amount converted from the traditional IRA. Also, if you will be 70 1/2 or older during the year of this conversion, you must first satisfy the IRS minimum distribution requirements before converting your traditional IRA to a Roth IRA. Withholding Instructions. Your current IRA custodian/trustee is required to withhold federal income taxes (at a rate of 10%) on the amount you convert, unless you elect not to have withholding apply. If you do not check the box below, federal income tax will be withheld at a rate of 10%. I understand that the amount withheld may be subject to a 10% premature withdrawal penalty and that withholding income taxes from the amount converted (instead of paying applicable income taxes from another source) may adversely affect the anticipated financial benefits of converting.

I DO NOT WANT to have federal income tax withheld from my conversion amount.

PART 4: Instructions to Present IRA Custodian/ Trustee (if applicable)

Name of Custodian/Trustee IRA Account Number Street Address or P.O. Box City State Zip Code Telephone Number Name of Fund Transfer on Maturity Date*

Please liquidate all assets or $ of assets in the above-referenced account and transfer the proceeds to State Street Bank and Trust Company, custodian of my Dodge & Cox Funds IRA. The check should be made payable to Dodge & Cox Funds, account of (my name).

Signature of IRA Owner Date

*CERTIFICATE OF DEPOSIT: If your CD is to be transferred to the Dodge & Cox Funds upon maturity, we must receive this form at least 15 days, but not more than 30 days, prior to the maturity date. There may be a premature withdrawal penalty if you choose to liquidate your CD prior to maturity. If you are transferring more than one CD, and the maturity dates are more than one month apart, please complete separate forms.

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DODGE & COX FUNDS

IRA Transfer of Assets Form *(continued)*

PART 5: Instructions for Employer Plan Administrator Direct Rollover *(if applicable)*

Contact your employer prior to submitting this form, as your employer may require additional paperwork.

Name of Employer

To the Attention of | ( ) Telephone Number

Street Address or P.O. Box | City | State | Zip Code

Please transfer my retirement plan distribution to State Street Bank and Trust Company, custodian of my Dodge & Cox Funds traditional IRA. The check should be made payable to Dodge & Cox Funds, account of (my name).

PART 6: Investment Instructions to New Custodian

❑ Open a new account – The Dodge & Cox Funds IRA Adoption Agreement is enclosed.

or

❑ Invest in my existing Dodge & Cox Funds IRA account(s) as follows:

Fund	Account Number	Dollar Amount	or	Percentage Allocation
*Stock Fund**		$	or	%
International Stock Fund		$		%
*Balanced Fund**		$		%
Income Fund		$		%
TOTAL:		$		100%

* Closed to new investors

PART 7: Signature of IRA Owner

I certify to my present IRA custodian/trustee or plan sponsor that I have established a successor IRA account meeting the requirements of Internal Revenue Code Section 408(a), 408(p) or 408A (as the case may be) to which assets will be transferred.

Signature of IRA Owner | Date

Medallion Signature Guarantee (only if required by current custodian or trustee)*

* You can obtain a medallion signature guarantee from most banks, savings institutions, broker-dealers and other guarantors acceptable to the Funds. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public is not an acceptable guarantor.

ACCEPTANCE BY NEW CUSTODIAN

State Street Bank and Trust Company agrees to accept transfer of the above amount for deposit to the IRA owner's Dodge & Cox Funds—State Street Bank and Trust Company Individual Retirement Custodial Account, and requests the liquidation and transfer/rollover/conversion of assets as indicated above.

State Street Bank and Trust Company Officer's Signature | Title: Executive Vice President

MAILING INSTRUCTIONS

REGULAR MAIL:
Dodge & Cox Funds c/o Boston Financial Data Services
P.O. Box 8422
Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL:
Dodge & Cox Funds c/o Boston Financial Data Services
30 Dan Road
Canton, MA 02021-2809

For more information, call (800) 621-3979 or visit the Funds' web site at www.dodgeandcox.com

NOTE: It is your responsibility to assure prompt transfer of the assets from the current custodian/trustee or employer to State Street Bank and Trust Company. If you do not receive a confirmation statement detailing the transfer within 45 days, please call your current custodian/trustee or employer. Call (800) 621-3979 if you have any questions. It is also your responsibility to keep track of after-tax contributions and non-deductible contributions.

11/06 D&C IRA TOA WEB

State Street Bank and Trust Company and Boston Financial Data Services, Inc.

Indemnification Agreement for Power of Attorney Registration

INSTRUCTIONS

To change the registration of your Dodge & Cox Funds account to reflect Power of Attorney you must complete this form and a Change of Registration Form.

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Shareholder Information

Shareholder’s Name Fund Number Account Number Name of Fund or Trust

PART 2:

I of the state of do hereby make, constitute and appoint and whose specimen signature is and whose address is my true and lawful attorney or agent (“Agent”) for me and in my name, place and stead: (1) to transmit to the transfer agent Boston Financial Data Services, Inc. (“Boston Financial”) either orally or in writing in accordance with procedures established by Boston Financial from time to time, instructions for the purchase, sale, exchange or transfer of shares with respect to any account(s) I may hold with the above named mutual fund(s); (2) to make, draw, sign, endorse, negotiate, cash, deliver and make a stop payment of checks drawn on any of my accounts with said mutual funds; and (3) to enter into all other lawful transactions with respect to any of my said mutual fund account(s). I hereby agree to indemnify and hold Boston Financial and State Street Bank and Trust Company (“State Street”) and the above named mutual fund(s) harmless from acting upon instructions, either oral or in writing, believed to have originated from said Agent and from any and all acts of said Agent with respect to the shares held in my account(s) with any of these mutual funds. This authorization and indemnity is a continuing one and shall remain in full force and effect and shall be binding upon the undersigned’s heirs, executors, successors, beneficiaries, or assigns until revoked by the undersigned by a written notice addressed to Boston Financial and delivered to its main office. Such revocation shall not effect any liability in any way resulting from transactions initiated prior to Boston Financial’s acting on such revocation within a reasonable amount of time. In case of the death, disability or incompetence of the undersigned, this authorization shall continue and State Street, Boston Financial and the above named mutual funds(s) shall not be responsible for any action taken on the basis of this authorization until Boston Financial has received written notice thereof addressed to Boston Financial and delivered to its main office. The undersigned has read the foregoing in its entirety before signing. IN WITNESS WHEREOF, I have hereunto set my hand and seal the day of , 20 Signature of Shareholder/Grantor of Power Social Security Number State of County of On this day of , 20 before me personally appeared, to me personally known to be the individual described in and who executed the foregoing instrument, and acknowledged that he/she executed the same. Notary Public My Commission Expires

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State Street Bank and Trust Company and Boston Financial Data Services, Inc.

Indemnification Agreement for Power of Attorney Registration (continued)

PART 3: USA Patriot Act

To help the government fight the funding of terrorism and money-laundering activities, Federal Law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account or is granted authority to act on an account. What this means: As you are being named Attorney-in-fact to act on the above referenced account(s), we must ask for your name, address, date of birth, and other information that will allow us to identify you. This information will be verified to ensure your identity as required by USA Patriot Act. The following items below must be completed.

Name of Attorney-in-Fact Social Security Number Date of Birth Street Address City State of County of I being duly sworn, deposed and say: that as principal, who resides at did, on this day of , 20 appoint me his/her and lawful attorney by the foregoing instrument hereby made a part hereof. I further certify, under penalty of perjury, that the personal information I have provided above is true and accurate.

Signature of Attorney-in-fact Sworn to before me this day of , 20 Notary Public My Commission Expires

PART 4: Signature Guarantee

All current account owners must sign exactly as names appear on the current account registration. Signatures must be guaranteed*.

Signature of Shareholder Date Medallion Signature Guarantee* Print Name Signature of Attorney-in-Fact Date Print Name

* A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide signature guarantees.

11/06 POA WEB

DODGE & COX FUNDS

Account Application *(Do not use for an IRA)*

USA Patriot Act Notice

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. To open your account we require your name, address, date of birth, and other information that will allow us to identify you.

Parts 1, 2 (if required), 3 and 6 must be completed and will be verified as required by the USA Patriot Act.

Mailing Instructions

REGULAR MAIL:
Dodge & Cox Funds c/o Boston Financial Data Services
P.O. Box 8422
Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL:
Dodge & Cox Funds c/o Boston Financial Data Services
30 Dan Road
Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds' web site at www.dodgeandcox.com

PART 1:
A. Individual or Joint Tenant*

Name ____ Social Security Number ____ Date of Birth ____

Name ____ Social Security Number ____ Date of Birth ____

* All joint registrations will be registered as "Joint Tenants" (with right of survivorship) unless otherwise specified.

Citizenship: ❑ U.S. Citizen ❑ Resident Alien ❑ Nonresident Alien**: ____ Country of Citizenship

** Non resident aliens must include a copy of a government-issued photo ID with this application.

OR

B. Gift/Transfer to a Minor (UGMA/UTMA)

Custodian's name (only one permitted) ____ Custodian's Social Security Number ____ Custodian's Date of Birth ____

Minor's name (only one permitted) ____ Minor's Social Security Number* ____ Minor's Date of Birth ____

under the ____ Uniform Gifts/Transfers to Minors Act
State of minor's, donor's or custodian's residence

Citizenship of Minor: ❑ U.S. Citizen ❑ Resident Alien ❑ Nonresident Alien**: ____ Country of Citizenship

* If applied for, include copy of application for Social Social Number
** Non resident aliens must include a copy of a government-issued ID with this application.

OR

C. Trust, Corporation or Other Entity

Name of Trust, Corporation or other entity ____ Taxpayer Identification Number ____ Date of Trust Agreement ____

Check the box next to the description that describes the entity establishing the account(s):

1. ❑ Financial institution governed by a federal regulator. (account is for own behalf or for benefit of its client)
2. ❑ Bank governed by a state bank regulator. (account is for own behalf or for benefit of its client)
3. ❑ Corporation. A copy of the certified articles of incorporation and business license of the Corporation must be attached unless the following exemption applies: ❑ Publicly traded company. Provide ticker symbol: ____
4. ❑ Retirement plan governed by ERISA.
5. ❑ Trust. A copy of the first and signature page(s) of the Trust Agreement must be attached.
6. ❑ Partnership. A copy of the first and signature page(s) of the partnership agreement must be attached.
7. ❑ Governmental Agency or Instrumentality.
8. ❑ Other. ____ Call 800-621-3979 to see if additional information is required to open account.

PART 2: Authorized Individuals/ Trustees/ Partners

If you are establishing an account under Part 1C above and box 3 (Corporation) is checked and the Corporation is a non-publicly traded Company or box 8 (Other) is checked, information on the individuals authorized to effect transactions must be provided below; if box 5 (Trust) is checked, information on trustees must be provided; if box 6 (Partnership) is checked, information on the Partners must be provided:

Authorized Individual/Trustee/Partner ____ Social Security Number ____ Date of Birth ____

Authorized Individual/Trustee/Partner ____ Social Security Number ____ Date of Birth ____

If there are more than two Authorized Individuals/Trustees/Partners, attach a separate list with full names, social security numbers and dates of birth.

- 1 of 4 -

Account Application (continued)

Shares of the Dodge and Cox Funds are registered for sale to U.S. residents only. You must provide your valid U.S. address when opening an account.

PART 3: Address

Attn: (For trusts, corporations or other entities)(optional)

(U.S., U.S.

Territory or A.P.O.

addresses only) Mailing Address*

City State Zip Code

To ensure timely processing of your account, please provide your telephone numbers Daytime Telephone Evening Telephone

If mailing address above is a post office, a street address is also required by the USA Patriot Act:

Street Address (if different than Mailing Address above)*

City State Zip Code

Address for duplicate statements (optional):

Name/Company

Street Address or P.O. Box City State Zip Code

* If Joint Tenants in Part 1 have different street addresses, provide the joint tenant’s name and street address on a separate sheet and attach to this application.

PART 4: Investment Amount - Minimum $2,500 for each Fund account established

Initial

Stock Fund* (145) $

Investment Check must be payable to:

Dodge & Cox Funds. The Funds do

International Stock Fund (1048) $

not accept third party checks, Balanced Fund* $ traveler’s checks or money orders.

(146)

Income Fund (147) $ By wire transfer (Call 1-800-621-3979 prior to wiring funds; see Prospectus TOTAL: $ for full instructions.)

* The Dodge & Cox Stock and Balanced Funds are closed to new investors. For new account eligibility criteria, refer to the document New Account Eligibility Dodge & Cox Stock and Balanced Funds.

PART 5: Please indicate if you would like distributions reinvested or paid in cash. If no boxes are checked, all dividends Account Options and capital gains will be reinvested.

Income Dividends: Reinvest Cash Capital Gains: Reinvest Cash A.Distribution Options If any distributions are to be paid in cash, specify payment method:

Deposit to bank account (complete Part 5F, Bank Information) Send check to mailing address in Part 3 B. Telephone Establish Telephone Redemption and/or Exchange Options. These features are automatically established unless Redemption/ you check the box(es) below:

Exchange

Options I DO NOT WANT: Telephone Redemption Telephone Exchange

(optional)

C. Investment/ Establish the ability to:

Redemption Make investments by telephone by initiating an electronic funds transfer from your bank account

Options

Wire redemption proceeds to your bank account

(optional)

Have redemption proceeds electronically deposited in your bank account Complete Part 5F, Bank Information to establish these options.

D.Automatic Establish regular investments in your account(s) through deductions from your bank account.

Investment

Frequency: Monthly Quarterly Semi-annually Annually

Plan (AIP)

(optional)

Fund Name Amount ($100 minimum) Start Date Day(s) of Month

Fund Name Amount ($100 minimum) Start Date Day(s) of Month

Complete Part 5F, Bank Information to establish this option.

- 2 of 4 -

Account Application (continued)

E. Systematic Establish regular redemptions from your account(s). A $10,000 minimum account balance is required.

Withdrawal Frequency: Monthly Quarterly Semi-annually q Annually

Plan (SWP)

(optional)

Fund Name Amount ($50 minimum) Start Date Day(s) of Month

Fund Name Amount ($50 minimum) Start Date Day(s) of Month

Specify payment method:

Deposit to bank account (complete Part 5F, Bank Information) Send check to mailing address in Part 3

NOTE: If you decide to add the redemption options in Parts 5B or 5C at a later date, you will need to obtain a signature guarantee. The electronic banking options in Parts 5C, 5D and 5E normally become active 15 days after this form is processed. If you are establishing an AIP or a SWP and no start date is provided, the AIP/SWP will begin as soon as the option is established in accordance with the instructions provided. If no day or frequency is selected, investments/redemptions will be made on or about the 5th business day of every month.

F. Bank For the banking privileges described above, attach a voided check or preprinted deposit slip.

Information

NOTE: Your bank must be a member of the Automated Clearing House (ACH) system to use any options that require the

(if applicable) completion of this section. Please call your bank if you are unsure.

Bank Account Type: Checking Account Savings Account Attach a

Institutional accounts requesting wire redemptions or ACH transactions must complete this section. voided check or preprinted deposit Bank Name Account Number

slip here

Name on Account ABA Number

PART 6: I have received and read the current Prospectus for the Dodge & Cox Funds (Funds) (available at www.dodgeandcox.com) Signature and believe the investment is suitable for me. I understand the investment objectives and policies of the Funds and and agree to be bound by the terms of the Prospectus. I am of legal age in my state of residence and have full authority to purchase shares of the Funds and to establish and use any related privileges.

Certification

The Funds, Dodge & Cox, Boston Financial Data Services, Inc., State Street Bank and Trust Company, any affiliate and/or any of their directors, trustees, employees and agents will not be held liable for any claims, losses or expenses (including legal fees) for acting on any instructions or inquiries believed to be genuine, provided that reasonable security procedures have been followed. If an account has multiple owners, the Funds may rely on the telephone instructions of any one account owner. I consent to the recording of any telephone conversation(s) when I call the Funds regarding my account(s). I will review all statements upon receipt, and will notify the Funds immediately if there is a discrepancy.

By selecting the options in Parts 5A, 5C, 5D or 5E, I hereby authorize the Funds to initiate credits and debits to my account at the bank indicated in Part 5F and for the bank to credit or debit the same to such account through the ACH system.

If I am a U.S. citizen or resident alien, I certify under penalties of perjury that: (1) the Social Security or Taxpayer Identification number provided above is correct; and (2) I am not subject to IRS backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the IRS that I am subject to backup withholding; or (c) I have been notified by the IRS that I am no longer subject to backup withholding.

NOTE: Cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding.

If I am a non-resident alien, I certify under penalties of perjury that I am not a U.S. citizen or resident alien, and that I am an “exempt foreign person” as defined under IRS regulations.

SIGN HERE

(required) Signature* Signature of Joint Owner, if any

Date Date

* If shares are to be registered in (1) joint names, both persons should sign, (2) a custodian’s name (for a minor), the custodian should sign, (3) a trust, the trustee(s) should sign, or (4) a corporation or other entity, an officer should sign and print name and title on space provided below.

Print name and title of officer signing for a corporation or other entity.

Corporations, Organizations or Partnerships should complete Page 4 to authorize additional individuals to perform transactions

- 3 of 4 -

Account Application (continued)

CORPORATIONS, ORGANIZATIONS OR PARTNERSHIPS ONLY

PART 7: By completing Part 7 you will provide the Funds with a list of officers authorized to transact in the account(s) For Corporations, established with this form. It eliminates the need to provide a certified corporate/organization/partnership resolution with each written transaction request. The Funds will keep this Resolution on file, where it will

Organizations, remain in full force and effect until a written revocation of the Resolution is delivered to the Funds, and the or Partnerships

Funds have had a reasonable amount of time to act upon it.

Only

Individuals/ If the account(s) will be registered with a bank or brokerage firm listed as trustee and the bank or brokerage Officers firm will be providing all instructions on the account(s), do not complete Part 7.

Authorized If any officers not listed in Part 2 will be providing instructions on the account(s), then it is recommended that Part to T ransact 7 be completed.

(optional)

Provide the name of the corporation, organization, or partnership and the names, social security numbers, date A. Certification of birth and signatures of the authorized officers below. If you want to authorize more than four officers, write by Officer “see attached” on the first line of the next page, and attach a separate sheet with each officer’s name, social security number, date of birth and signature. If you have a separate Resolution which lists the authorized officers, provide the name of the corporation, organization, or partnership below and attach the Resolution to this form.

As an authorized officer of

Name of Corporation/Organization/Partnership

I hereby certify that the officer(s) listed below:

a.

Name Title Signature

b.

Name Title Signature

c.

Name Title Signature

d.

Name Title Signature

are duly authorized by resolution to act on behalf of the Corporation/Organization/Partnership specified above in connection with the account(s) established with this Account Application. The above-named officer(s) are authorized to invest the assets of the Corporation/Organization/Partnership; to give instructions for the purchase, sale, exchange or transfer of shares; and to execute and deliver any forms or instructions in connection with those shares.

The Corporation/Organization/Partnership listed in Part 7 agrees to indemnify and hold Dodge & Cox, Dodge & Cox Funds, Boston Financial Data Services, Inc., State Street Bank and Trust Company, any affiliate and/or any of their directors, trustees, employees and agents, harmless from acting upon instructions believed by the Funds to have originated from the officer(s) named above. This Resolution is to remain in effect until revoked in writing by one of the officers named above and delivered to the Funds. The revocation will not affect any liability resulting from transactions initiated before the Funds have had a reasonable amount of time to act upon the revocation.

I am authorized and directed to certify the above and that these provisions conform with the charter of the Corporation/Organization/Partnership.

B. Number of Sig-

Enter the number of signatures required to transact in the account(s) being established. If a number is natures Required not given, all signatures will be required on written transaction requests. NOTE: Telephone requests to Transact may be made by any one of the officers listed above.

C. Signature of To the above I set my signature and the seal of the Corporation/Organization/Partnership.

Authorized Officer

Signature of Secretary/Officer/Partner Name/Title Date

Affix Corporation/Organization/Partnership Seal

If separate Resolution is attached, “see attached” may be written in this space. If the Corporation/Organization/Partnership does not have a seal, the word “seal” may be written in this space.

- 4 of 4 - 11/06 D&C WEB APP

New Account Eligibility

Dodge & Cox Stock and Balanced Funds

INSTRUCTIONS The Dodge & Cox Stock and Balanced Funds (Closed Funds) are closed to new investors.

You must demonstrate your eligibility to establish a new account in a Closed Fund by providing the information requested below and a completed Account Application (or Adoption Agreement for an IRA). See the reverse side for examples of eligible accounts. For more information, call (800) 621-3979 or visit the Funds’ web site at www.dodgeandcox.com.

Shareholder Information

Name of Individual(s) or Entity Establishing Account Social Security/Taxpayer Identification Number

Street Address or P.O. Box City State Zip Code

( ) ( )

Daytime Telephone Evening Telephone

Eligibility Criteria You may establish a new account in a Closed Fund if:

A. You are an existing shareholder of the same Fund (either directly or through a financial intermediary) and you open a new account that is registered in your name or has the same taxpayer identification or social security number assigned to it. (Includes UGMA/UTMA accounts with you as custodian.) This applies only to individuals or organizations opening accounts for their own benefit. It does not apply to institutions opening accounts on behalf of its clients.

Dodge & Cox Stock Fund:

I hold the Dodge & Cox Stock Fund directly with Dodge & Cox Funds.

Provide your account number:

I hold the Dodge & Cox Stock Fund through a financial intermediary.

Attach a copy of a current account statement that shows that you own shares of the Dodge & Cox Stock Fund.

Dodge & Cox Balanced Fund:

I hold the Dodge & Cox Balanced Fund directly with Dodge & Cox Funds.

Provide your account number:

I hold the Dodge & Cox Balanced Fund through a financial intermediary.

Attach a copy of a current account statement that shows that you own shares of the Dodge & Cox Balanced Fund.

B. You are a participant in a qualified defined contribution retirement plan (for example, 401(k) plans, profit sharing plans and money purchase plans), 403(b) plan or 457 plan that invests through existing accounts in a Closed Fund. (For IRA Rollovers only)

I am a participant in a qualified defined contribution retirement plan that invests in the Dodge & Cox Stock Fund and want to roll over my plan assets to an IRA account in the Stock Fund.

I am a participant in a qualified defined contribution retirement plan that invests in the Dodge & Cox Balanced Fund and want to roll ver my plan assets to an IRA account in the Balanced Fund.

Attach a copy of a current account statement that shows that you own shares of the Closed Fund. (If the attached statement does not clearly show the Closed Fund as an investment option, attach a copy of the description of the investment vehicle indicating Dodge & Cox as the manager or provide the name of the organization that sponsors the qualified defined contribution retirement plan and the name of someone we can contact at that organization.)

( )

Name of Retirement Plan Provider Contact Name Telephone Number

For Broker For accounts opening through the NSCC only:

Use Only

( )

Name of Broker/Dealer Contact Name Telephone Number

Name of Clearing Firm (if different from above) Brokerage Account Number (BIN)

-over-

DODGE & COX FUNDS

New Account Eligibility
Dodge & Cox Stock and Balanced Funds (continued)

Am I eligible to open a new account in a Closed Fund?

Individuals

- If you have a joint tenant account in a Closed Fund, you may open an individual account in the same Fund.
- If you have an individual account in a Closed Fund, you may open a joint tenant account in the same Fund.
- If you own shares of a Closed Fund that are held through a financial intermediary, you may open an account in the same Fund.

Uniform Gifts to Minors Act/ Uniform Transfers to Minors Act (UGMA/UTMA) Accounts

- If you are the custodian of a UGMA/UTMA account in a Closed Fund, you may open additional UGMA/UTMA accounts for other children in your family in the same Fund.
- If you are the custodian of an existing UGMA/UTMA account in a Closed Fund, you may *not* open an account in your name in the Closed Fund.
- If you have a joint tenant or individual account in a Closed Fund, you may open an UGMA/UTMA account in the same Fund, as long as you are listed as custodian of the UGMA/UTMA.

IRA Accounts

- If you have an IRA account in a Closed Fund, you may open a non-IRA account in the same Fund.
- If you have a non-IRA account in a Closed Fund, you may open an IRA account in the same Fund.
- If the Closed Fund IRA account owner dies, each IRA beneficiary may open an account in the same Fund with the proceeds of the inherited IRA.

TOD/Transfer of Death Accounts

- If the Closed Fund TOD account owner dies, each beneficiary may open an account in the same Fund with the proceeds of the inherited TOD account.

Trusts/Trustees

- If you are a trustee of an individual or family trust which has an account in a Closed Fund, you may open an account in the same Fund, as long as you are a beneficial owner or beneficiary of the trust.
- If you are a trustee of an individual or family trust which has an account in a Closed Fund, but not a beneficial owner or beneficiary of the trust, you are *not* eligible to open an account in the Closed Fund.
- If you are a trustee of a foundation or endowment that owns shares of a Closed Fund, you are *not* eligible to open an account in the Closed Fund.

401(k)/ Retirement Plan Participants

- If you own a Closed Fund through an employer's retirement plan *and* you are receiving a distribution from the retirement plan, you may open an IRA rollover account in the same Fund. You are *not* eligible to open other types of accounts in a Closed Fund.

Single-Participant or Solo 401(k) Plan Participants

- If you own shares of a Closed Fund in an account in your name, you are *not* eligible to open a Single-Participant or Solo 401(k) in the Closed Fund. If you own shares of a Closed Fund in Single-Participant or Solo 401(k), you are eligible to open an account in the Closed Fund for IRA rollovers only. You are not eligible to open other types of accounts in the Closed Fund.

Corporations or Other Legal Entities

- Corporations or other legal entities with accounts in a Closed Fund may open additional accounts in the same Fund for the same company/legal entity, as long as the Corporation or legal entity is the beneficial owner of the Fund account.

Financial Advisors

- For Financial Advisor relationships, we view the shareholder to be the Financial Advisor's client, not the Financial Advisor themselves. Therefore, Financial Advisors *cannot* open new accounts for their underlying clients in a Closed Fund *unless* one of the eligibility rules defined here applies for each underlying client.

Omnibus/Trust Accounts

- For omnibus and trust account owners, we view the shareholder to be the omnibus or trust account owner's *underlying client*, not the omnibus or trust account owner themselves. Therefore, omnibus and trust account owners *cannot* open new accounts within their omnibus or trust accounts for their underlying clients in a Closed Fund *unless* one of the eligibility rules defined here applies for each underlying client.

Other Situations

- If you are a court-appointed fiduciary and or have Power of Attorney for an account that owns shares of a Closed Fund, you are *not* eligible to open an account in the Closed Fund.
- If you are a corporate officer or other authorized signatory for a corporation or legal entity that owns shares of a Closed Fund, you are *not* eligible to open an account in the Closed Fund.

06/05 D&C NAE

Transfer on Death Beneficiary Designation Form

INSTRUCTIONS

Use this form to designate a beneficiary(ies) (or change a previously made designation) for your individual or joint tenant (with rights of survivorship) account in the Dodge & Cox Funds. This designation is subject to the terms and conditions listed in the document Terms and Conditions for Transfer on Death Beneficiary Designation. Do not use this form for IRA accounts.

Mailing Address

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Account Information

Account Registration Fund Number/Account Number* Account Registration Social Security Number Street Address or P.O. Box City State Zip Code( ) ( ) Daytime Telephone Evening Telephone* If this form is being sent with an account application for a new account, write “new account”.

PART 2: Designation Beneficiary(ies) Primary Beneficiary(ies)

If you wish to name more than four primary or alternate beneficiaries, please list all the requested information on a separate sheet and attach it to this form. At the death of the account holder or, in the case of joint tenants, at the death of the last surviving account holder, all of the assets in the account specified in Part 1 shall be transferred to the following beneficiary(ies) who survive the last surviving account holder. Assets will be transferred in the proportions specified below (or in equal proportions if no proportions are specified). If any primary beneficiary predeceases the account holder(s), his or her share is to be divided among the primary beneficiary(ies) who survive the last surviving account holder in the relative proportions assigned to each surviving primary beneficiary.

1. % Name Name of Custodian, if Beneficiary is a minor Relationship Social Security Number Date of Birth 2. % Name Name of Custodian, if Beneficiary is a minor Relationship Social Security Number Date of Birth 3. % Name Name of Custodian, if Beneficiary is a minor Relationship Social Security Number Date of Birth 4. % Name Name of Custodian, if Beneficiary is a minor 100% Relationship Social Security Number Date of Birth

- 1 of 4 -

Transfer on Death Beneficiary Designation Form (continued)

PART 2 (continued): Alternate Beneficiaries

At the death of the account holder or, in the case of joint tenants, at the death of the last surviving account holder, if none of the primary beneficiaries are living, all of the assets in the account specified in Part 1 shall be transferred to the following beneficiary(ies) who survive the last surviving account holder. Assets will be transferred in the proportions specified below (or in equal proportions if no proportions are specified). If any alternate beneficiary predeceases the account holder(s), his or her share is to be divided among the alternate beneficiary(ies) who survive the last surviving account holder in the relative proportions assigned to each surviving alternate beneficiary.

1. % Name Name of Custodian, if Beneficiary is a minor Relationship Social Security Number Date of Birth 2. % Name Name of Custodian, if Beneficiary is a minor Relationship Social Security Number Date of Birth 3. % Name Name of Custodian, if Beneficiary is a minor Relationship Social Security Number Date of Birth 4. % Name Name of Custodian, if Beneficiary is a minor 100% Relationship Social Security Number Date of Birth

PART 3: Spousal Consent (if applicable)

If you are married and reside in a community or marital property state (e.g. Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin), you may need to obtain your spouse’s consent if you have not designated your spouse as primary beneficiary for at least half of your Account. I am the spouse of the above-named account owner. I hereby consent to the beneficiary designation(s) indicated above. I assume full responsibility for any adverse consequence that may result.

Signature of Owner’s Spouse Date Signature of Joint Owner’s Spouse Date

PART 4. Signature(s) and Signature Guarantee

Each of the undersigned instructs Boston Financial Data Services, Inc. (BFDS), the Dodge & Cox Funds’ (Funds) transfer agent, to register the above-referenced account (Account) in Transfer on Death (TOD) form and directs BFDS, upon the death of the last surviving owner, to transfer the Account, including unpaid distributions, to the beneficiaries designated above in accordance with this instruction and the Terms and Conditions for Transfer on Death Beneficiary Designation (Terms), as amended from time to time, and certifies that they have the full right, power, authority and legal capacity to register the Account in TOD form. Each of the undersigned agrees to release the Funds, Dodge & Cox, BFDS and their trustees, directors, affiliates, agents and representatives from all claims, demands, suits, actions, liabilities and responsibilities whatsoever; agrees to indemnify them from any and all liabilities, cost or expenses whatsoever, including attorneys’ fees, for acting in good faith in accordance with this instruction; agrees that all the terms of this Form and the Terms shall be binding upon each of the undersigned heirs, representatives and assignees; and agrees that any transfer pursuant to this instruction is subject to the condition that BFDS and the Funds will be entitled to attach or debit the account of the TOD beneficiary(ies) to the extent necessary to enforce their rights to this indemnity. All previous designations for the Account listed in Part 1 are revoked.

Signature Date Medallion Signature Guarantee* Print Name Signature Date Print Name

* A medallion signature guarantee is required unless you are establishing a new account with transfer on death beneficiary designations, and the account application is enclosed. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide signature guarantees.

We advise that you make a copy of this form for your records.

- 2 of 4 -

Terms & Conditions for Transfer on Death Beneficiary Designation

As of July 31, 2001

With the completion of the Transfer on Death Beneficiary Designation Form, Boston Financial Data Services, Inc. (Boston Financial), as transfer agent for the Dodge & Cox Funds, will register your account as a Transfer on Death (TOD) account. Massachusetts law allows Boston Financial to register your account in TOD form because Boston Financial, as transfer agent for the account, is located in Massachusetts. Massachusetts law also allows Boston Financial to refuse to register accounts as TOD or to adopt rules governing TOD registrations. This form is intended to provide you with notice of the rules, adopted by Boston Financial, which govern your TOD account. These rules have been established by Boston Financial and govern the acceptance and execution of TOD directions by Boston Financial under Massachusetts law, Chapter 201E, enacted in 1998. Boston Financial, which is not obligated to implement TOD registrations, will establish a TOD registration only upon the terms and conditions outlined herein. Only simple beneficiary designations will be accepted for TOD directions (see no. 5 below). Complicated directions should be accomplished through a Will or Trust. By providing you with these rules, Boston Financial does not intend to give, and is not giving any advice as to the legal effect of a TOD registration under applicable state laws governing inheritance and probate procedures. Since TOD directions do effect the disposition of your property at death, you should consult with your attorney to make certain that the directions are consistent with your estate planning and tax planning objectives.

These rules are established by Boston Financial and may be canceled or amended from time to time by Boston Financial upon prior written notice to you. 1. The account owners(s) may designate one, or more than one, beneficiary of the TOD account. Beneficiaries are not “account owners” as the term is used herein. Boston Financial must receive a Social Security Number for each designated beneficiary in order to ensure that the account is transferred to the appropriate person or persons upon the death of the last surviving account owner. 2. The account owner may designate primary and alternate beneficiaries of the TOD account. Primary beneficiaries are the first in line to receive the account upon the death of the account owner. Alternate beneficiaries receive the account upon the death of the account owner(s) if, and only if, there are no surviving primary beneficiaries. The account owner is not required to designate any alternate beneficiaries. 3. Minors may be beneficiaries of a TOD account only if a custodian, trustee, or guardian is set forth for the minor. By not providing a custodian, trustee, or guardian, the account owner is representing that all of the named beneficiaries have reached the age of majority and therefore are not minors. Under the Uniform Transfer to Minors Act (UTMA), minors may be designated as TOD beneficiaries. Under the Uniform Gift to Minors Act (UGMA), minors may not be named as TOD beneficiaries, as a gift under UGMA requires a living donor. 4. Beneficiaries have no rights in the account until the death of the account owner or last surviving account owner. 5. The TOD registration can only be used for an individual or joint tenant (with rights of survivorship) account. TOD registration is not available for tenants in common, community property registrations or non-natural persons (e.g. corporations, trusts and associations). TOD registration is also not available to IRA accounts; however, IRA account owners may designate beneficiaries by completing the IRA Beneficiary Designation Form.

- 3 of 4 -

Terms & Conditions for Transfer on Death Beneficiary Designation Form (continued)

6. Designations such as Lineal Descendants or Lineal Descendants Per Stirpes (“LDPS”) are not permitted. However, an LDPS beneficiary designation recorded on a TOD account prior to July 31, 2001 will be permitted. 7. The Transfer on Death Beneficiary Designation Form must be signed by all account owners, with signatures guaranteed. However, if the Transfer on Death Beneficiary Designation Form is submitted at the same time the Dodge & Cox Funds account is established, a signature guarantee is not required. 8. An account owner or all joint account owners may revoke or change a beneficiary designation. Change or revocation should be made by completing the Transfer on Death Beneficiary Designation Form and requires: a. Endorsement by all account owners, with signatures guaranteed; b. Instructions indicating either a new form of registration or designating the new TOD beneficiary(ies); and c. If shares are held in certificate form, the certificates must be attached to the completed Transfer on Death Beneficiary Designation Form. 9. The language in the TOD account registration shall control at all times. The person or persons listed as the beneficiaries of the account shall remain the beneficiaries of the account. Events subsequent to the registration of the account as a TOD account shall not change either the rights of the persons designated as beneficiaries or the status of the account as a TOD account, unless Boston Financial is expressly instructed by the account owner(s) to change the status of the account or the beneficiary designation prior to the account owner’s death. a. Divorce. If the account owner designated his or her spouse as a TOD beneficiary, and subsequently the account owner and the beneficiary are divorced, the fact of the divorce will not automatically revoke the beneficiary designation. If the account owner wishes to revoke the beneficiary designation, the account owner must notify Boston Financial of the desired change in writing, complying with the rules set forth in number 8 above. b. Will or other testamentary document. The beneficiary designation may not be revoked by the account owner(s) by the provisions of a Will or a codicil to a Will. c. Dividends, interest, capital gains, and other distributions after the account owner’s death: 1) Accruals (undistributed earnings) of the account which occur after the death of the account owner (or last surviving joint owner) when it is reregistered to the beneficiary(ies) stay with the account and pass to the beneficiary or beneficiaries. 2) Where the account has been coded for cash distributions, and such distributions have actually been paid out prior to notice to Boston Financial of the death of the account owner, such distributions are deemed to be the property of the estate of the original account owner and do not pass with the account to the designated beneficiaries. 10. TOD registrations may not be made irrevocable.

- 4 of 4 -

11/06 D&C TOD T&C WEB

IRA Account Application/Adoption Agreement

USA Patriot Act Notice

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. To open your account we require your name, address, date of birth, and other information that will allow us to identify you. Parts 1 and 7 must be completed and will be verified as required by the USA Patriot Act.

Mailing Instructions

REGULAR MAIL: Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL: Dodge & Cox Funds c/o Boston Financial Data Services 66 Brooks Drive, Suite 1 Braintree, MA 02184-3839

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

PART 1: Shareholder Information

Name Social Security Number Mailing Address* City State Zip Code( ) ( )Date of Birth Daytime Phone Evening Phone If mailing address above is a post office, a street address is also required by the USA Patriot Act. Street Address (if different than Mailing Address above)* City State Zip Code * U.S., U.S. Territory or A.P.O. addresses only

PART 2: IRA Election

INSTRUCTIONS: To establish a traditional IRA, check Box A and complete Part A. Or, to establish a Roth IRA, check Box B and complete Part B. This Adoption Agreement may be used to establish only one traditional IRA or one Roth IRA; separate Adoption Agreements must be completed if you want to establish multiple traditional or Roth IRAs. Refer to the IRA Disclosure Statement for additional information.

A. Traditional IRA

Check one of Boxes 1-4 and 5 or 6 (if applicable) below to indicate the type of traditional IRA you are establishing.

1. ANNUAL CONTRIBUTION (for Individual, Spousal or SEP IRA or SARSEP plan)

Check enclosed for $ For tax year Check must be payable to Dodge & Cox Funds. The Funds do not accept third party checks, travelers checks or money orders. This contribution may not exceed the maximum permitted amount as described in the IRA Disclosure Statement.

2. TRANSFER*

Transfer of existing traditional IRA directly from current custodian/trustee. Enclose a completed IRA Transfer of Assets Form. Dodge & Cox Funds will contact your existing traditional IRA custodian to arrange the asset transfer.

3. REGULAR ROLLOVER*

Check enclosed for $ Check must be made payable to Dodge & Cox Funds. The Funds do not accept third party checks, travelers checks or money orders.

4. DIRECT ROLLOVER*

Enclose a completed IRA Transfer of Assets Form if you would like Dodge & Cox Funds to arrange the asset transfer from the sponsor of your employer’s qualified retirement plan.

5. RECHARACTERIZATION

Recharacterization of a previous IRA conversion or contribution to a traditional IRA. Enclose a completed IRA Recharacterization Form.

6. SEP PROVISION

Check here if you intend to use this Account in connection with a SEP Plan or grandfathered SARSEP plan established by your employer. Enclose a copy of your SEP or SARSEP plan.

*NOTE: Since it is your responsibility to keep track of after-tax contributions and non-deductible contributions, it may be in your best interest to keep these amounts in separate accounts. Separate IRA Account Applications must be completed if you want to establish multiple traditional IRAs.

- 1 of 5 -

DODGE & COX FUNDS

IRA Account Application/Adoption Agreement *(continued)*

B. ❑ Roth IRA

Complete 1, 2, 3, 4, 5 or 6 below to indicate the type of Roth IRA you are establishing.

1. ❑ **ANNUAL CONTRIBUTION**

Check enclosed for $ ______________ For tax year ______________

Check must be payable to Dodge & Cox Funds. *The Funds do not accept third party checks, travelers checks or money orders.* This contribution may not exceed the maximum permitted amount as described in the IRA Disclosure Statement.

2. ❑ **CONVERSION OF AN EXISTING DODGE & COX FUNDS TRADITIONAL IRA TO A ROTH IRA**

Existing Dodge & Cox Funds traditional IRA, account number: ______________ ______________
Fund Number Account Number

Amount Converted:

❑ All

❑ Part (specify amount): $ ______________

Withholding Instructions. Dodge & Cox Funds are required to withhold federal income taxes (at a rate of 10%) on the amount you convert, unless you elect not to have withholding apply. State withholding may also apply. For more information regarding withholding, refer to the IRA Disclosure Statement. If you do not check the box below, we will withhold federal income tax at a rate of 10%.

I understand that the amount withheld may be subject to a 10% premature withdrawal penalty and that additional state withholding may also apply. I also understand that withholding income taxes (instead of paying applicable income taxes from another source) may adversely affect the anticipated financial benefits of converting.

❑ **I DO NOT WANT** to have federal income tax withheld from my conversion amount.

3. ❑ **CONVERSION OF A NON-DODGE & COX FUNDS TRADITIONAL IRA TO A ROTH IRA**

❑ Transfer

Enclose a completed IRA Transfer of Assets Form. Dodge & Cox Funds will contact your existing traditional IRA custodian to arrange the asset transfer.

❑ Rollover

Check enclosed for $ ______________ Check must be payable to Dodge & Cox Funds. *The Funds do not accept third party checks, travelers checks or money orders.*

4. ❑ **TRANSFER**

Transfer of existing Roth IRA directly from your current custodian/trustee. Enclose a completed IRA Transfer of Assets Form. Dodge & Cox Funds will contact your existing Roth IRA custodian to arrange the asset transfer. Indicate the year the Roth IRA was originally established: ______________

5. ❑ **REGULAR ROLLOVER**

Check enclosed for $ ______________ Check must be payable to Dodge & Cox Funds. *The Funds do not accept third party checks, travelers checks or money orders.*

6. ❑ **RECHARACTERIZATION**

Recharacterization of a previous IRA contribution to a Roth IRA contribution. Enclose a completed IRA Recharacterization Form.

PART 3: Investment

Indicate the amount you wish to invest in each Fund. If this is a direct rollover, transfer or conversion, you may enter a percentage allocation in the spaces at far right. If this is a recharacterization, leave this section blank. Make check payable to Dodge & Cox Funds. *The Funds do not accept third party checks, travelers checks or money orders.*

(minimum $1,000 per Fund)

❑ *Stock Fund** (145)	$ Closed to new investors*	______ %
❑ *International Stock Fund* (1048)	$ ______	______ %
❑ *Balanced Fund** (146)	$ Closed to new investors*	______ %
❑ *Income Fund* (147)	$ ______	______ %
TOTAL:	$ ______	100%

* **The Dodge & Cox Stock and Balanced Funds are closed to new investors.** For new account eligibility criteria, refer to the document *New Account Eligibility—Dodge & Cox Stock and Balanced Funds.*

- 2 of 5 -

IRA Account Application/Adoption Agreement (continued)

PART 4: Fees

$12.50 Annual Maintenance Fee*: Check enclosed for current year’s fee OR Deduct this fee from my account.* Unless $12.50 is received by the Custodian prior to December 1st of each calendar year, the Custodian will redeem sufficient shares from your account to pay the fee. This fee is per IRA owner, not per IRA account; if you maintain more than one Dodge & Cox Funds IRA account, you will only be charged $12.50 annually. The fee is subject to change upon notice to you.

PART 5: Account Options

Establish telephone redemption and/or exchange options. These features are automatically established unless you check the box(es) below:

A. Telephone Redemption/ Exchange

I DO NOT WANT: Telephone Redemption* Telephone Exchange

* Distributions from your IRA may be treated as taxable income and may be subject to penalties. You will have the option to accept or decline federal tax withholding with each telephone redemption request. State withholding may also apply. If you decide to add the telephone redemption option at a later date, you will need to obtain a signature guarantee.

B. Automatic Investment Plan (AIP)

Establish regular investments in your IRA account(s) through deductions from your bank account.

Frequency: Monthly Quarterly Semi-annually Annually

Fund Name Amount ($100 minimum) Start Date Day(s) of Month Fund Name Amount ($100 minimum) Start Date Day(s) of Month Fund Name Amount ($100 minimum) Start Date Day(s) of Month Fund Name Amount ($100 minimum) Start Date Day(s) of Month

Attach a voided check or preprinted deposit slip in Part 5D, Bank Information.

IMPORTANT NOTES • Contributions will be credited for current calendar year only and cannot be considered prior year contributions. • It is your responsibility to ensure that investments do not exceed your annual contribution limit. If you over contribute, the IRS may charge you a substantial penalty. • An AIP normally becomes active 15 days after this form is processed by Boston Financial Data Services. • If no day or frequency is chosen, investments will be made on or about the 5th business day of every month. • If no start date is provided, the AIP will begin as soon as the option is established in accordance with the instructions provided.

C. Investment/ Redemption

Establish the ability to: Make investments by telephone by initiating an electronic funds transfer from your bank account* Wire redemption proceeds to your bank account Have redemption proceeds electronically deposited in your bank account

Attach a voided check or preprinted deposit slip in Part 5D, Bank Information. If you decide to add the redemption options at a later date, you will need to obtain a signature guarantee.* Contributions will be credited for current calendar year only and cannot be considered prior year contributions. This option normally becomes active 15 days after this form is processed by Boston Financial Data Services.

D. Bank Information

If you have completed Parts 5B or 5C, attach a voided check or preprinted deposit slip. NOTE: Your bank must be a member of the Automated Clearing House (ACH) system to use any options that require the completion of this section. Please call your bank if you are unsure.

Attach a voided check or preprinted deposit slip here

Bank Account Type: Checking Account Savings Account

- 3 of 5 -

IRA Account Application/Adoption Agreement (continued)

PART 6: Beneficiary Designation

I hereby make the following Beneficiary Designation in accordance with the Dodge & Cox Funds – State Street Bank and Trust Company IRA. If you wish to name additional beneficiaries, please list all the requested information on a separate sheet and attach it to this Agreement.

Primary Beneficiary or Beneficiaries

In the event of my death, transfer ownership of my Account(s) to the following Primary Beneficiary (or Beneficiaries) who survive me. Make payment in the proportions specified below (or in equal proportions (totaling 100%) if no different proportions are specified). If any Primary Beneficiary predeceases me, his or her share is to be divided among the Primary Beneficiaries who survive me in the relative proportions assigned to each such surviving Primary Beneficiary.

1. % Name/Trust/Charity Relationship Social Security Number/Tax Identification Number Date of Birth/Trust Date 2. % Name/Trust/Charity Relationship Social Security Number/Tax Identification Number Date of Birth/Trust Date 3. % Name/Trust/Charity Relationship 100% Social Security Number/Tax Identification Number Date of Birth/Trust Date

Alternate Beneficiary or Beneficiaries

If none of the Primary Beneficiaries survives me, transfer ownership of my Account(s) to the following Alternate Beneficiary or Beneficiaries who survive me. Make payment in the proportions specified below (or in equal proportions (totaling 100%) if no different proportions are specified). If any Alternate Beneficiary predeceases me, his or her share is to be divided among the Alternate Beneficiaries who survive me in the relative proportions assigned to each surviving Alternate Beneficiary. If there are no surviving Alternate Beneficiaries at the time of your death, the Funds will transfer ownership of your Account(s) to your estate (unless otherwise required by the laws of your state of residence).

1. % Name/Trust/Charity Relationship Social Security Number/Tax Identification Number Date of Birth/Trust Date 2. % Name/Trust/Charity Relationship Social Security Number/Tax Identification Number Date of Birth/Trust Date 3. % Name/Trust/Charity Relationship 100% Social Security Number/Tax Identification Number Date of Birth/Trust Date

Spousal Consent

IMPORTANT: This Beneficiary Designation may have important tax or estate planning effects. Also, if you are married and reside in a community property or marital property state (e.g., Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin), you may need to obtain your spouse’s consent if you have not designated your spouse as primary beneficiary for at least half of your Account(s). Consult legal counsel or a tax advisor for additional information and advice. This section should be reviewed if you are married and designate a beneficiary other than your spouse. It is your responsibility to determine if this section applies. State Street Bank and Trust Company, Dodge & Cox, Dodge & Cox Funds, Boston Financial Data Services, Inc., and any affiliate and/or any of their directors, trustees, employees, and agents are not liable for any consequences resulting from your failure to provide proper spousal consent. I am the spouse of the above-named IRA owner. I acknowledge that I have received a full and reasonable disclosure of my spouse’s property and financial obligations. Due to any possible consequences of giving up my community or marital property interest in this IRA, I have been advised to consult legal counsel or a tax advisor. I hereby consent to the beneficiary designation(s) indicated above. I assume full responsibility for any adverse consequence that may result. No tax or legal advice was given to me by the Custodian, Boston Financial Data Services, Inc., Dodge & Cox, or Dodge & Cox Funds.

Signature of Spouse Signature of Witness for Spouse Date

- 4 of 5 -

IRA Account Application/Adoption Agreement (continued)

PART 7: Certifications and Signatures

I have received, read and agree to the Dodge & Cox Funds – State Street Bank and Trust Company Individual Retirement Account Disclosure Statement and Custodial Agreement (including the Custodian’s annual maintenance fee). I acknowledge receipt of the IRA Disclosure Statement and Custodial Agreement at least seven days before the date inscribed below and acknowledge that I have no further right of revocation. If I have indicated a regular Rollover above, I certify that: if the distribution is from another IRA, that I have not made another rollover within the one-year period immediately preceding this rollover; that such distribution was received within 60 days of making the rollover to this IRA; and that no portion of the amount rolled over is a required minimum distribution under the required distribution rules. I accept full responsibility for complying with all IRS requirements with respect to my Dodge & Cox Funds – State Street Bank and Trust Company IRA, including, but not limited to, contribution limits, conversions, distributions, recharacterizations, minimum required distributions, and tax-filing and record keeping requirements. I understand that I am responsible for any tax consequences or penalties which may result from elections I make or any contributions, conversions, distributions or recharacterizations which I initiate. I hereby indemnify Dodge & Cox, Dodge & Cox Funds, Boston Financial Data Services, Inc. and State Street Bank and Trust Company, and any affiliate and/or any of their directors, trustees, employees, and agents if I fail to meet any such IRS requirements. I certify the accuracy of the information provided on this Adoption Agreement. I acknowledge and understand that the beneficiaries I have named may be changed or revoked at any time by filing a new designation in writing with the Custodian. I have received, read, and agree to be bound by the terms of the Dodge & Cox Funds’ current Prospectus (available at www.dodgeandcox.com). I authorize Dodge & Cox Funds, its affiliates and agents, to act on any instructions believed to be genuine for any services authorized on this form, including telephone options. Neither Dodge & Cox Funds, Dodge & Cox, Boston Financial Data Services, nor State Street Bank and Trust Company, and any affiliate and/or any of their directors, trustees, employees, and agents will be responsible for the authenticity of transaction instructions received by telephone, provided that reasonable security procedures (including shareholder identity verification) have been followed. By completing Part 5D, I hereby authorize the Fund to initiate credits and/or debits to my account at the bank indicated in Part 5D and for the bank to honor all entries to my account through the ACH system. I consent to the recording of any telephone conversation(s) when I call the Funds regarding my account(s). I will review all statements upon receipt, and will notify the Funds immediately if there is a discrepancy. If I am a U.S. citizen or resident alien, I certify under penalties of perjury that: (1) the Social Security number provided above is correct; and (2) I am not subject to IRS backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the IRS that I am subject to backup withholding; or (c) I have been notified by the IRS that I am no longer subject to backup withholding. IMPORTANT NOTE: Cross out item (2) above if it does not apply to you. If I am a non-resident alien, I certify under penalties of perjury that I am not a U.S. citizen or resident alien, and that I am an “exempt foreign person’’ as defined under IRS regulations. The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here

Signature of IRA Owner Date

If the IRA owner is a minor under the laws of the IRA owner’s state of residence, a parent or guardian must also sign the Agreement here. Until the IRA owner reaches the age of majority, the parent or guardian will exercise the powers and duties of the IRA owner.

Signature of Parent or Guardian Print Name Date

CUSTODIAN ACCEPTANCE. State Street Bank and Trust Company will accept appointment as Custodian of the IRA owner’s Account. However, this Agreement is not binding upon the Custodian until the IRA owner has received a statement of the transaction. Receipt by the IRA owner of a confirmation of the purchase of the Fund shares indicated above will serve as notification of State Street Bank and Trust Company’s acceptance of appointment as Custodian of the IRA owner’s Account.

RETAIN A PHOTOCOPY OF THE COMPLETED AGREEMENT FOR YOUR RECORDS

- 5 of 5 -

5/06 D&C IRA AA

Dodge & Cox Funds

•	Dodge & Cox Proxy Voting Policy dated February 17, 2006

•	Funds’ Proxy Report (N-PX) dated June 30, 2006

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Equity Asset Growth at Dodge & Cox

With the close of the Dodge & Cox Stock and Balanced Funds to new investors in 2004, we have received inquiries from our shareholders and clients about the growth in equity assets under management at Dodge & Cox, and how that growth may influence our ability to effectively invest the assets that have been entrusted to us.

By way of background, we manage U.S. dollar-denominated equity portfolios in the Stock Fund, Balanced Fund and for a large number of individual and institutional separate account clients. We invest all of these portfolios based on the same “buy-list” we use for the Stock and Balanced Funds. As such, our separately managed institutional equity accounts look quite similar to the Funds, investing in the same basket of “approved” stocks. Furthermore, a portion of these equity portfolios are invested in some of the same international companies (in American Depository Receipt (ADR) form) that are held in our International Stock Fund.

In the past five years ended December 31, 2005 the Stock Fund returned an annualized 11.0% versus the S&P 500’s return of 0.6%* (current Dodge & Cox Funds performance information). During this time, asset growth has been significant. This growth has primarily been fueled by the Stock Fund ($5.7 billion in assets on 12/31/00 versus $52.2 billion on 12/31/05) and the Balanced Fund ($4.9 billion in assets on 12/31/00 versus $23.6 billion on 12/31/05), but has also taken place in the separate accounts we manage. Our total equity assets under management grew from $22.1 billion on 12/31/00 to $107.4 billion on 12/31/2005. Importantly, we have been able to accommodate this growth in an orderly way, and we remain confident in our ability to continue to find attractive investment opportunities.

Dodge & Cox’s strategy has always been to focus on servicing our current clients well, and to achieve a steady, controlled growth of assets under management and client relationships. Therefore, we have not advertised, employed sales people, or paid 12b-1 fees to brokers for distribution as a way of increasing the Funds’ asset base. Since our firm was founded in 1930, it has been our belief that in providing reasonable-cost investment portfolios with attractive returns, investors will find us—and beginning in the late-1990s, many more investors did.

As the growth in U.S.-dollar equity assets under management accelerated between 2002 and 2004, we took a number of steps in response. In December of 2002 we raised our separate account minimums, and then completely closed our separate institutional account business to new clients in June of 2003. As substantial cash flows into the Funds continued, we closed the Stock Fund to new investors on January 16, 2004 and closed the Balanced Fund to new investors on September 10, 2004. Our decisions to close parts of our business to new investors stemmed not from any current capacity constraints, but rather from “prospective caution,” as the pace of new money coming into Dodge & Cox on a daily basis had accelerated throughout 2003. Again, it is our desire to manage our growth for the long-term interests of our current clients and shareholders.

We have also been taking steps to expand our resources and capabilities. Over time we have hired new employees in advance of our needs to be responsive to our clients and to expand our research efforts. On December 31, 2000 Dodge & Cox employed 102 people, including 17 equity analysts and three research assistants. Five years later we employ 151 people, including 20 equity analysts, and ten research assistants. Our analysts continue to focus on bottom-up fundamental research, covering companies on a global basis. Adding a global perspective to our research effort has improved our understanding of the U.S.-based multinational companies we’ve invested in, and has broadened our investment universe to include a growing number of foreign companies whose stocks trade in the U.S.—primarily in ADR form. We have continued to try to make our business more efficient by upgrading systems, increasing capacity at the Funds’ transfer agent (Boston Financial), and adding this web site to improve communication with our expanding shareholder base.

While we have expanded the depth and breadth of our research and increased our systems’ capacity, we have not changed the way we manage money. As we have grown, we have only slightly increased the number of stocks in the portfolios, and have put the majority of the new assets to work by adding to existing positions. On December 31, 2000 Dodge & Cox “owned” on behalf of our clients between 5% and 10% of the outstanding shares of 25 companies in the portfolio, and over 10% of the outstanding shares of two companies in the portfolio. At that time the typical Dodge & Cox portfolio held 79 stocks. On December 31, 2005 Dodge & Cox owned between 5% and 10% of the outstanding shares of 40 companies in the portfolio, and between 10% and 13.2% of the outstanding shares of 16 companies in the portfolio. At this time, the typical institutional equity portfolio held 86 stocks.

The larger amount of assets under management today and our higher percentage of company ownership means that it may take us longer to build a position in a given stock, and longer to liquidate it. Our past success, however, has never been a function of our ability to move fast, but rather of being thoughtful, price-disciplined, well informed long-term investors. The Stock Fund’s turnover has averaged 11% annually over the past five years, in a range of 8% to 13%. A turnover of 11% implies a 9 year average holding period for the companies in the Fund.

We are also frequently asked when we will be re-opening the closed Funds to new investors, or opening a new type of investment product—and we currently have no plans to do either. Since we closed the Stock and Balanced Funds, flows into the Funds have slowed substantially, but have remained positive as our current client base adds to their accounts. We are comfortable managing the assets under our care with the slower pace of assets now coming into the firm. As always, our principal objective at Dodge & Cox is to serve our existing shareholders and clients well, and we believe that the steps that we have taken over the past five years to manage our growth support that goal.

Thank you for the continued confidence you have placed in our firm as an investor in the Dodge & Cox Funds. As always, we welcome your comments and questions.

Dodge & Cox

April 4, 2006

*Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

Dodge & Cox and the Dodge & Cox Funds undertake no obligation to update or correct any statements, whether as a result of new information, future events, or otherwise.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Dodge & Cox Board of Directors Appoints New Chief Executive Officer, President and Executive Vice President

The Board of Directors of Dodge & Cox is pleased to announce the appointment of John A. Gunn as Chief Executive Officer effective December 31, 2005. Mr. Gunn will continue to serve as Chief Investment Officer of the firm. Harry R. Hagey, the firm’s Chairman and Chief Executive Officer since 1992, will continue to serve as Chairman of the Board and on the Investment Policy Committee until his retirement at the end of 2006.

Dodge & Cox is also pleased to announce that effective December 31, 2005 current Executive Vice President, Kenneth E. Olivier, will become the firm’s President, and current Senior Vice President, Dana M. Emery, will become the firm’s Executive Vice President.

Mr. Gunn (62) joined Dodge & Cox in 1972. He became a shareholder of the firm in 1975, and was appointed President of Dodge & Cox in 1992. He is a member of the firm’s Board of Directors, a Trustee of the Dodge & Cox Funds and a member of the Investment Policy, Fixed-Income Strategy and International Investment Policy Committees. Mr. Gunn is a former member of the Board of Governors of the Association for Investment Management and Research and is a CFA charterholder. Mr. Gunn earned an A.B. and M.B.A. at Stanford University.

Mr. Olivier (53) joined Dodge & Cox in 1979 and became a shareholder in 1983. He is a member of the firm’s Board of Directors, a Trustee of the Dodge & Cox Funds and a member of the Investment Policy Committee. He is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier is a CFA charterholder. He received an A.B. from Stanford University, a J.D. from U.C. Hastings College of Law, and an M.B.A. from Harvard Business School.

Ms. Emery (44) joined Dodge & Cox in 1983 and became a shareholder of the firm in 1990. She is a member of the firm’s Board of Directors, a Trustee of the Dodge & Cox Funds, a member of the Investment Policy and Fixed-Income Strategy Committees and the manager of the firm’s fixed-income department. Additionally, Ms. Emery is a CFA charterholder. Ms. Emery received her A.B. degree from Stanford University.

The transition of leadership has been underway now for a number of years. We have full confidence that John, Ken and Dana, each of whom has spent his or her entire career at Dodge & Cox, will perpetuate the firm’s unique culture and independence that have served our clients well since E. Morris (“Morrie”) Cox and Van Duyn Dodge established the firm in 1930.

December 14, 2005

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Focus on Lasting Value

In 1930, Van Duyn Dodge and E. Morris Cox formed a partnership to provide investment counsel. The principles they established remain in place today: A long-term investment horizon; individual security selection grounded by the relationship of fundamentals to price; and portfolio diversification.

Now in our third generation of leadership, we manage separate accounts and mutual funds for individuals, institutions and retirement plans from our office in San Francisco, two blocks from where the firm began.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Fund Information

Characteristics | Risks | Manager Biographies

Objective:

The Fund seeks long-term growth of principal and income.

Strategy:

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Benefits:

•	A simple, low-cost way to own a diversified portfolio of international stocks

•	Low expenses, No-Load Fund, No distribution fees

Fund Facts:

Fund Inception Date:	May 1, 2001
Total Net Assets (as of 9/30/05):	$10,728 million
2004 Expense Ratio:	0.77%
2004 Turnover Ratio:	6%

Ticker Symbol:	DODFX
CUSIP:	256206103
Minimum Initial Investment:	$2,500
Minimum Initial IRA Investment:	$1,000
Minimum Subsequent Investment:	$100
Distributions:	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Distribution Information	Standardized Returns

The Dodge & Cox Stock, Balanced and Income Funds declare and pay dividends (if any) quarterly in March, June, September and December. If the Funds have net capital gains for the year, they are distributed in December and, if necessary, again in March. Distributions in 2006 (if any) will be made to shareholders who own shares of the Funds on March 30, June 28, September 27 and December 27. Future dates are subject to change.

The Dodge & Cox International Stock Fund declares and pays dividends and capital gains (if any) annually in December. Distributions in 2006 (if any) will be made to shareholders who own shares of the Fund on December 27. Future dates are subject to change.

Stock Fund	Return to Top

Record Date	Ex- dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.42	$0.00	$0.258	$143.81
6/28/06	6/29/06	6/30/06	$0.49	—	—	$144.39
9/27/06	9/28/06	9/29/06	$0.67	—	—	$150.78
12/27/06	12/28/06	12/29/06	—	—	—	—
2006 Year-to-Date Distributions:			$1.58	$0.00	$0.258

3/28/05	3/29/05	3/31/05	$0.42	$0.146	$0.604	$127.13
6/27/05	6/28/05	6/30/05	$0.43	—	—	$130.23
9/27/05	9/28/05	9/30/05	$0.43	—	—	$134.85
12/27/05	12/28/05	12/30/05	$0.42	$0.095	$2.490	$137.96
2005 Distributions:			$1.70	$0.241	$3.094

International Stock Fund	Return to Top

Record Date	Ex- dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
12/27/06	12/28/06	12/29/06	—	—	—	—
2006 Year-to-Date Distributions:			—	—	—

12/27/05	12/28/05	12/30/05	$0.35	$0.044	$0.347	$35.03
2005 Distributions:			$0.35	$0.044	$0.347

Balanced Fund					Return to Top
Record Date	Ex- dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.47	$0.00	$0.081	$83.67
6/28/06	6/29/06	6/30/06	$0.54	—		$83.44
9/27/06	9/28/06	9/29/06	$0.62	—	—	$86.52
12/27/06	12/28/06	12/29/06	—	—	—	—
2006 Year-to-Date Distributions:			$1.63	$0.00	$0.081

3/28/05	3/29/05	3/31/05	$0.42	$0.006	$0.204	$77.82
6/27/05	6/28/05	6/30/05	$0.45	—	—	$79.29
9/27/05	9/28/05	9/30/05	$0.47	—	—	$80.82
12/27/05	12/28/05	12/30/05	$0.50	$0.020	$1.090	$81.64
2005 Distributions:			$1.84	$0.026	$1.294

Income Fund	Return to Top

Record Date	Ex- dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.15	$0.00	$0.00	$12.40
6/28/06	6/29/06	6/30/06	$0.15	—	—	$12.21
9/27/06	9/28/06	9/29/06	$0.16	—	—	$12.50
12/27/06	12/28/06	12/29/06	—	—	—	—
2006 Year-to-Date Distributions:			$0.46	$0.00	$0.00

3/28/05	3/29/05	3/31/05	$0.13	—	—	$12.63
6/27/05	6/28/05	6/30/05	$0.13	—	—	$12.78
9/27/05	9/28/05	9/30/05	$0.14	—	—	$12.65
12/27/05	12/28/05	12/30/05	$0.15	—	—	$12.54
2005 Distributions:			$0.55	—	—

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

How To Invest in the Dodge & Cox Funds

Once you have reviewed the Dodge & Cox Funds’ Prospectus, it’s easy to open an account.

To open a regular Dodge & Cox Funds account:

Download the Funds’ prospectus from the Download Forms section, print out the Funds’ Account Application located at the end of the prospectus, and then complete and mail it along with your check to one of the addresses below.

To open a Dodge & Cox Funds IRA account:

Download the Funds’ IRA Plan from the Download Forms section, print out the IRA Application/Adoption Agreement located at the end of the Plan, and then complete and mail it along with your check to one of the addresses below. If you would like to transfer IRA assets from another institution to a Dodge & Cox Funds IRA you must also complete the Transfer of Assets Form which is also located at the end of the downloaded Plan.

Mail your completed forms and check to:

Regular mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, MA 02266-8422

Express mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

30 Dan Road

Canton, MA 02021-2809

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Income Fund

Overview | Characteristics | Risks | Manager Biographics

Objectives:

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy:

The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed-income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed-income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

Benefits:

•	A simple way to own a broadly diversified portfolio of fixed-income securities

•	Low expenses, no sales charges, no distribution fees

Fund Facts:
Fund Inception Date	January 3, 1989
Total Net Assets (as of 9/30/06)	$11.0 billion
Expense Ratio (as of 6/30/06, annualized)	0.44%
2005 Portfolio Turnover Ratio	24%
Ticker Symbol	DODIX
CUSIP	256210105
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Income Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The Fixed-Income Strategy Committee (nine members, average tenure at Dodge & Cox of 17 years) is responsible for the day-to-day investment management of the Income Fund. The Fixed-Income Strategy Committee works with the Investment Policy Committee (13 members for fixed income decisions, average tenure at Dodge & Cox of 22 years) in setting the duration of the Fund and approving new types of securities and proposed investments in issues rated below A. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Fixed-Income Strategy Committee

James H. Dignan - Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA® designation.

Thomas S. Dugan - Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed-income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Dana Morton Emery - Executive Vice President and Manager of the Fixed-Income Department. Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

John A. Gunn - Chief Investment Officer and Chief Executive Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Peter C. Lambert - Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of

Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - Co-Director of the Research Department and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Kent E. Radspinner - Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA designation.

Larissa M. Roesch - Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and holds the CFA designation.

Robert B. Thompson - Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed-income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

John A. Gunn - See Fixed-Income Strategy Committee (above).

Harry R. Hagey - Chairman. Mr. Hagey graduated from Williams College in 1963 and received an M.B.A. degree from Northwestern University in 1966. He joined Dodge & Cox in 1967. He is a Trustee of the Dodge & Cox Funds. Mr. Hagey is a former Chairman of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - See Fixed-Income Strategy Committee (above).

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis – Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Income Fund Characteristics	as of September 30, 2006

Overview | Characteristics | Risks | Manager Biographies

Standardized returns as of September 30, 2006
	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	4.08%	3.41%	5.25%	6.68%	NA†
LBAG Index	3.67%	3.38%	4.81%	6.42%	NA†

General Information
Net Asset Value Per Share	$12.51
Total Net Assets (billions)	$11.0
Expense Ratio (as of 6/30/06, annualized)	0.44%
2005 Portfolio Turnover Rate	24%
30-Day SEC Yield(a)	5.23%
Fund Inception Date	1989

Portfolio Characteristics	Fund	LBAG
Number of Fixed Income Securities	382	6,938
Average Maturity (years)	6.2	7.1
Effective Duration (years)	3.9	4.6

Credit Quality (%)(c)	Fund	LBAG
U.S. Government & Government Agencies	64.5	71.0
Aaa	0.5	7.8
Aa	2.8	5.3
A	4.7	8.3
Baa	13.5	7.6
Ba	8.3	0.0
B	3.8	0.0
Cash Equivalents	1.9	0.0
Average Quality	Aa	AA+

Asset Allocation

Sector Diversification (%)	Fund	LBAG
U.S. Treasury & Government Agency	20.7	36.1
Mortgage-Related Securities	44.0	34.9
Asset-Backed Securities/CMBS(b)	0.0	5.9
Corporate	33.4	19.4
Non-Corporate Yankee	0.0	3.7
Cash Equivalents	1.9	0.0

Maturity Diversification (%)	Fund	LBAG
0-1 Years to Maturity	7.3	0.0
1-5	53.8	42.9
5-10	26.9	45.1
10-15	1.7	3.2
15-20	1.2	2.4
20-25	5.3	3.4
25 and Over	3.8	3.0

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not held by the Fund.
(c)	Credit Quality Ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. In calculating average quality for the Fund, the investment manager assigns ratings to U.S. Government and Government Agency securities that are higher than the ratings assigned to securities rated Aaa while Lehman Brothers’ methodology assigns the same ratings to these three categories of securities. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

† The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through September 30, 2006 (17.75 years) was 7.93%. The Lehman Brothers Aggregate Bond Index’s (LBAG) total return was 7.61% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Income Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	Fixed-income securities’ prices decline due to rising interest rates.

•	A fixed-income security issuer’s financial condition deteriorates, or it fails to repay interest and principal in a timely manner.

•	Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•	Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac)) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund’s performance could be adversely impacted.

•	The return of principal for the fixed-income holdings is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying holdings.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Income Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

10 Years of Historical Quarterly Returns	Standardized Returns

Stock Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	S&P 500 Index Annual
2006	5.30%	0.82%	4.81%
2005	0.11%	0.58%	5.46%	3.01%	9.36%	4.92%
2004	4.96%	1.06%	-0.25%	12.64%	19.16%	10.86%
2003	-5.29%	16.59%	5.23%	13.88%	32.35%	28.67%
2002	4.89%	-6.22%	-15.84%	8.06%	-10.52%	-22.10%
2001	0.95%	7.30%	-10.23%	12.44%	9.33%	-11.86%
2000	0.26%	-2.23%	6.24%	11.66%	16.30%	-9.10%
1999	4.53%	16.64%	-8.39%	7.62%	20.20%	21.06%
1998	9.72%	-1.06%	-14.30%	13.26%	5.39%	28.57%
1997	2.46%	15.42%	10.24%	-1.50%	28.41%	33.34%

International Stock Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	MSCI EAFE Index Annual
2006	9.91%	1.20%	3.31%
2005	1.80%	-0.06%	9.72%	4.60%	16.74%	13.54%
2004	7.71%	2.17%	3.64%	16.14%	32.46%	20.24%
2003	-11.70%	22.64%	18.46%	16.49%	49.42%	38.57%
2002	7.71%	-5.04%	-22.77%	10.00%	-13.11%	-15.94%
2001	N/A	N/A	-16.06%	13.93%	*	-14.88%*

*	International Stock Fund began operations on 5/1/2001. For the period 5/1/2001 through 12/31/2001 the Fund returned -7.09%. The MSCI EAFE’s total return was -14.88% over the same period.

Balanced Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	Combined Index Annual
2006	3.54%	0.53%	4.26%
2005	-0.10%	1.06%	3.41%	2.08%	6.59%	4.00%
2004	4.03%	0.27%	0.47%	8.12%	13.31%	8.27%
2003	-2.86%	12.32%	3.78%	9.88%	24.44%	18.45%
2002	3.28%	-2.93%	-8.94%	6.33%	-2.94%	-9.79%
2001	1.96%	5.19%	-5.22%	8.27%	10.06%	-3.71%
2000	1.25%	-1.14%	5.22%	9.33%	15.13%	-0.98%
1999	2.82%	9.92%	-5.28%	4.70%	12.06%	12.00%
1998	6.55%	0.23%	-7.93%	8.51%	6.70%	20.99%
1997	1.11%	10.96%	7.86%	0.15%	21.21%	23.62%

Income Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	LBAG Index Annual
2006	0.08%	0.00%	3.43%
2005	-0.47%	2.14%	-0.24%	0.55%	1.98%	2.43%
2004	1.86%	-2.07%	2.69%	1.17%	3.64%	4.34%
2003	1.42%	2.82%	0.54%	1.08%	5.97%	4.11%
2002	0.98%	3.12%	3.81%	2.46%	10.75%	10.27%
2001	3.82%	1.32%	4.24%	0.61%	10.32%	8.42%
2000	2.11%	1.32%	2.72%	4.17%	10.70%	11.63%
1999	-0.32%	-0.99%	0.43%	0.09%	-0.81%	-0.83%
1998	1.41%	2.41%	3.14%	0.90%	8.08%	8.67%
1997	-0.77%	3.68%	3.69%	3.12%	10.00%	9.68%

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance is published online at each month’s end. Please visit Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Independent Research

Original research is at the heart of each investment, forming a well-founded thesis that looks at least three years ahead. Through our own investigation, we can more completely understand the forces that will either drive a company forward or slow its progress. Because we have independently built the case for our ideas, we have the confidence to invest in out-of-favor areas and to hold our ground when short-term sentiment runs the other way. In our experience, periods of great pessimism often generate the best investment bargains.

At Dodge & Cox, everyone involved in the investment process functions as a research analyst—from the newest hire to the CEO. Research is our common language.

We utilize all available resources, including the latest electronic reporting tools. We take advantage of the work of the major research firms. Yet we are skeptics who regularly test consensus conclusions against our own. No model or research service can replace meeting onsite with company management and conferring directly with their competitors, customers and suppliers. Decades of research experience give us an understanding of a company’s past and present business plans and an in-depth perspective that goes beyond the face value of current data.

In the fixed-income sector, our independent research evaluates the investment merits of many types of high-quality securities across a range of interest rate and economic scenarios. First, our fundamental analysis evaluates an issuer’s ability to meet its debt obligations over a full economic cycle. We then incorporate sophisticated analytic tools to estimate a range of expected returns. This research gives us the confidence to include investments in the higher-yielding sectors of the investment-grade fixed-income market. With a reservoir of knowledge built up over many years, we are able to make informed decisions as investment opportunities arise in the demanding over-the-counter fixed-income markets.

Traditionally, U.S. fixed-income and equities have formed our universe of investment opportunity. However, as U.S. companies have extended their reach and increasingly faced multinationals in the marketplace, our research effort has grown to encompass the global factors shaping each investment’s potential worth. To reflect this shift our portfolios typically hold a number of investments in global companies that offer attractive value.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Account Access

IMPORTANT: Changes to Account Access

We have introduced significant changes to online Account Access.

Enhanced Login - Our new login feature requires you to establish a unique User ID to access your accounts. You can no longer use your Social Security Number to access your accounts. If you have not already created a unique User ID, please follow the “Create User ID” link on the right-hand side of this page and complete a simple one-time registration process. This change was made to better protect your personal information.

Electronic Statements - You can now view, print and save statements electronically within Account Access.

To access your account, use the secure login box at the right of this page.

If you invest in the Dodge & Cox Funds through an employer-sponsored retirement plan, Account Access may not be available.

Within Funds Account Access, you may:

•	Change your address

•	Buy, sell or exchange Fund shares

•	Obtain account balances

•	View or download recent transaction history

•	View or print a duplicate statement

•	View tax information or request a duplicate tax form

To open an account with Dodge & Cox Funds, go to How To Invest.

If your browser does not meet our security requirements, you will receive an error message when trying to enter Account Access. If this happens, please upgrade your browser (it’s free!) to a 128-bit encryption version by following the links below. For technical assistance related to installation, please contact the browser manufacturers directly.

•	Click on Netscape Navigator®, Microsoft® Internet Explorer®, or Firefox® to access their download pages

•	If you use America Online® go to keyword: 128 BROWSER

•	If you access the Internet through a local area network (at your workplace, for instance), please contact your network administrator to acquire the necessary software.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Forms & Literature

Notice to Investors Residing Outside the United States:

Shares of the Dodge & Cox Funds are offered for sale only in the United States and are registered for sale in all states. While you may obtain the Funds’ prospectus and other information about our Funds on this web site, our Funds are not registered for sale in any other country.

Our Download Forms section provides the Prospectus, Applications, and shareholder services forms you may need to help manage your relationship with us.*

Our Download Literature section provides information about our Funds.*

Our Tax Information section provides helpful and timely tax handouts, schedules and a Frequently Asked Tax Questions page.*

If you prefer to get information in the mail, complete our Order Forms & Literature form.

* Dodge & Cox provides Adobe Acrobat® versions of the Funds’ literature for your convenience. Adobe Acrobat provides a simple, convenient method of displaying and printing documents in PDF format from your computer. To open an Acrobat document, you must have the Adobe Acrobat Reader software installed on your computer. The free Acrobat reader is distributed at Adobe’s Web site

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Account Access

Login Enhancements

Dodge & Cox has recently upgraded our account access method to better protect you personal information. Login enhancements include:

•	Upgrading the login method from SSN or Tax ID to a user name

•	Ability to customize a unique User ID

•	Increase in password characters and requirements.

To create a USER ID

To access your account, use the secure login box at the right of this page.

If you invest in the Dodge & Cox Funds through an employer-sponsored retirement plan, Account Access may not be available.

Within Funds Account Access, you may:

•	Change your address

•	Buy, sell or exchange Fund shares

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•	View or download recent transaction history

•	Order a duplicate statement

•	View tax information or request a duplicate tax form.

To open an account with Dodge & Cox Funds, go to How To Invest.

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This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

International Stock Fund

Overview | Characteristics | Risks | Manager Biographies

Objectives:

The Fund seeks long-term growth of principal and income.

Strategy:

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Benefits:

•	A simple way to own a broadly diversified portfolio of international stocks

•	Low expenses, no sales charges, no distribution fees

Fund Facts

Fund Inception Date	May 1, 2001
Total Net Assets (as of 9/30/06)	$24.6 billion
Expense Ratio (as of 6/30/06, annualized)	0.67%
2005 Portfolio Turnover Rate	7%
Ticker Symbol	DODFX

CUSIP	256206103
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

International Stock Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The International Stock Fund is managed by the International Investment Policy Committee. The eight members of this committee have an average tenure at Dodge & Cox of 17 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

International Investment Policy Committee

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

Mario C. DiPrisco - Mr. DiPrisco received his B.S. degree from the School of Foreign Service at Georgetown University in 1997. Prior to joining Dodge & Cox, he passed the State Department’s Foreign Service Written and Oral examinations and worked on a successful senatorial campaign. Mr. DiPrisco joined Dodge & Cox as a research assistant in 1998, and assumed international company research responsibilities in 2000. Mr. DiPrisco holds the CFA designation.

Yasha Gofman - Mr. Gofman received his B.S. degree from Princeton University (Phi Beta Kappa) in 1988 and his M.B.A. from the Stanford Graduate School of Business in 1994. Prior to entering graduate school, Mr. Gofman worked for Energy Management Associates, a division of EDS. He also spent two years as a management consultant with LEK Partnership. Mr. Gofman joined Dodge & Cox in 1995. He is a shareholder of the firm and holds the CFA designation.

John A. Gunn - Chief Investment Officer and Chief Executive Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Roger G. Kuo - Mr. Kuo received his B.A. degree from Harvard College (magna cum laude) in 1993 and his M.B.A. degree in 1998 from the Harvard Business School. Prior to graduate school, he worked at Bear Stearns as a financial analyst. He joined Dodge & Cox in 1998. Mr. Kuo is a shareholder of the firm and is a CFA charterholder.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA designation.

Kouji Yamada - Mr. Yamada received his B.A. from the University of Chicago in 1988 and his M.B.A from the Harvard Business School in 1993. Prior to joining Dodge & Cox in 1995, he worked at JP Morgan as a securities analyst. Mr. Yamada is a shareholder of the firm and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

International Stock Fund Characteristics	as of September 30, 2006

Overview | Characteristics | Risks | Manager Biographies

Standardized returns as of September 30, 2006
	1 Year	3 Years	5 Years	10 Years	20 Years
International Stock Fund	20.18%	27.44%	21.32%	NA†	NA	†
MSCI EAFE Index	19.17%	22.31%	14.26%	NA†	NA

General Information
Net Asset Value Per Share	$40.25
Total Net Assets (billions)	$24.6
Expense Ratio (as of 6/30/06, annualized)	0.67%
2005 Portfolio Turnover Rate	7%
30-Day SEC Yield(a)	1.49%
Fund Inception Date	5/1/2001

Portfolio Characteristics	Fund	MSCI EAFE
Number of Stocks	82	1,166
Median Market Capitalization (billions)	$14	$5
Weighted Average Market Cap. (billions)	$53	$55
Price-to-Earnings Ratio(b)	13.1x	13.6x
Emerging Markets	14.2%	0.0%
Countries Represented	20	22

Ten Largest Holdings(c)	% of Fund
Sanofi-Aventis (France)	3.4
News Corp. Class A (United States)	2.8
HSBC Holdings PLC (United Kingdom)	2.4
Nokia Oyj (Finland)	2.3
Matsushita Electric Industrial Co. Ltd. (Japan)	2.3
Royal Bank of Scotland Group PLC (United Kingdom)	2.3
Infineon Technologies AG (Germany)	2.3
GlaxoSmithKline PLC ADR (United Kingdom)	2.2
Hitachi, Ltd. (Japan)	2.2
Mitsubishi UFJ Financial Group ADR (Japan)	2.1

Asset Allocation

Region Diversification (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	36.0	44.6
Japan	21.8	23.7
United Kingdom	15.2	23.8
Latin America	7.5	0.0
Pacific (excluding Japan)	7.0	7.9
United States	4.9	0.0
Africa	1.5	0.0
Middle East	1.0	0.0
Canada	0.9	0.0

Sector Diversification (%)	Fund	MSCI EAFE
Financials	21.5	30.1
Consumer Discretionary	14.2	11.9
Information Technology	12.2	5.6
Materials	11.6	8.1
Industrials	9.7	10.6
Energy	8.0	7.5
Consumer Staples	7.6	8.0
Health Care	6.3	7.6
Telecommunication Services	3.6	5.1
Utilities	1.1	5.5

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through September 30, 2006 (5.42 years) was 15.11%. The MSCI EAFE’s total return was 8.43% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

International Stock Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock markets in the countries in which the Fund invests go down.

•	Markets continue to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Since the Fund invests primarily in securities of foreign companies, there is a greater risk that the Fund’s share price will fluctuate more than if the Fund invested in U.S. issuers. Prices of foreign securities may go down (as well as your investment) for any of the following additional reasons:

•	Unfavorable foreign government actions, political, economic or market instability or the absence of accurate information about foreign companies.

•	A decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies.

•	Foreign securities are sometimes less liquid, more volatile and harder to value than securities of U.S. issuers.

•	Lack of uniform accounting, auditing, and financial reporting standards, with less governmental regulation and oversight than U.S. companies.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox International Stock Fund. The bar chart only shows the Fund’s returns for the fiscal years 2002 through 2005, since the Fund did not begin operations as a registered investment company until April 30, 2001.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Order Forms and Literature

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This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Long-Term Approach

Decades of investing have taught us that investor perceptions of a fixed-income or equity security fluctuate much more widely than underlying fundamentals. Thus, we believe it is difficult, if not impossible, to predict short-term price movements. At Dodge & Cox, we look further out in our analysis, beyond readily apparent short-term information. As our view diverges from the consensus, we find investment opportunities.

In equities, we invest with an understanding that it takes years for a company to build plants, global distribution networks and brand identities. We evaluate management’s strategies and their potential impact on a company’s long-term profitability. Our view of each company as an ongoing business, rather than as a string of quarterly earnings projections, helps us better analyze price disparities and find promising investment opportunities.

We continually refocus on the long term by asking: based on what we know today, how would we invest an all-cash portfolio if we couldn’t trade for three to five years? This hypothetical question forces us to reevaluate our portfolio holdings within an ever-changing market environment, and to reaffirm our rationale for long-term appreciation.

A long-term view also has positive effects on a fixed-income portfolio. The mathematics of fixed-income investing, specifically the compounding of interest, works to the investor’s advantage. Our long history of managing high-quality fixed-income portfolios has shown us the importance of income to long-term results. We seek to give our clients a relatively high and stable income stream, rather than trying to earn returns by capturing short-term price fluctuations.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Order Forms and Literature

Notice To Investors Residing Outside The United States:

Shares of the Dodge & Cox Funds are offered for sale only in the United States and are registered for sale in all states. While you may obtain prospectuses and other information about our Funds at this website, our Funds are not registered for sale in any other country. We will only mail prospectuses and other information to U.S. addresses, and we will only establish accounts with a U.S. address.

Select the type of account(s)

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Review our privacy policy.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Proxy Voting

Proxy Voting Search

Fund Search
Choose a Fund to view the proxy voting activity for each company held in the Fund’s portfolio.	Select a Fund:	GO

Or

Company Search

Choose a letter to view companies that begin with that letter, or enter a company name or ticker in the box.

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This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Download An Application

Consent to Electronic Delivery

By clicking Submit, you consent to receive the Dodge & Cox Funds’ prospectus, privacy policy, account application and any other materials that may be required in connection with the information you requested, on the terms set forth below. You also agree to read and agree to the terms of these documents before investing.

Access to Online Documents

To view and print the documents, you will need Adobe Acrobat Reader. If you do not have Acrobat Reader, you can download it for free. If you are unable to download, view, or print the documents, contact Dodge & Cox Funds at 1-800-621-3979 for assistance or to request a free paper copy of any of these documents.

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Your consent applies only to this request. If you request additional information you may be required to consent to electronic delivery again.

Costs and Risks

Dodge & Cox does not charge you a fee to use our website, but you could incur expenses from an internet service provider when you access information online. Also, be aware that your internet service provider may occasionally experience system failure, and hyperlinks to documents may not function properly.

I have read the Prospectus and/or IRA Plan.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Account Access Security Features

To access your account, use the secure login box at the right of this page.

Account Access has been built with your security in mind and contains the following security features:

•	When you register for Account Access you must provide personal information to authenticate your identity. To create a User ID and password you will need to provide the last four digits of your Social Security Number, your Fund and Account Number and your Zip Code.

•	Account Access uses encryption technologies to facilitate secure communications. Shareholders can enter Account Access only if their browsers support 128-bit encryption. These technologies are designed to provide a high level of security and privacy for shareholders when they access account information.

•	Account Access has built-in timers that terminate access if you are not actively using Account Access.

•	Your account access will be disabled after three unsuccessful password log on attempts, and you will then need to call the Dodge & Cox Funds to re-establish your access.

What is encryption?

Encryption scrambles information being sent between computers, so that others on the Internet cannot read or intercept the information as it is transferred. Dodge & Cox Funds Account Access uses 128-bit encryption, which is widely used throughout the mutual fund industry.

Can I turn off Account Access?

Yes. To turn off Account Access for your accounts, call Dodge & Cox Funds at 1-800-621-3979. Once Account Access has been turned off, it can be restored only by sending a Medallion signature guaranteed letter of instruction signed by all registered shareholders to Dodge & Cox Funds, c/o Boston Financial Data Services, P.O. Box 9051, Boston, MA 02205-9051.

Please Note:

You share responsibility for maintaining the security of your account information. You should never share your password with anyone. In addition, when you finish using Account Access, you should click on the “Sign Off” button, then click on the “Close Your Browser” button.

If you suspect that someone knows your password, you can change it online. From within Account Access, select “Change Password” from the Account Maintenance dropdown menu. This will allow you to designate a new password.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Stock Fund

Overview | Characteristics | Risks | Manager Biographies

The Dodge & Cox Stock Fund is closed to new investors.

Objectives:

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy:

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Benefits:

•	A simple way to own a broadly diversified portfolio of stocks

•	Low expenses, no sales charges, no distribution fees

Fund Facts
Fund Inception Date	January 4, 1965
Total Net Assets (as of 9/30/06)	$61.0 billion
Expense Ratio (as of 6/30/06, annualized)	0.52%
2005 Portfolio Turnover Rate	12%
Ticker Symbol	DODGX
CUSIP	256219106
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000

Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

*	The Dodge & Cox Stock Fund is closed to new investors.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Stock Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The Stock Fund is managed by the Investment Policy Committee. The ten members of this committee have an average tenure at Dodge & Cox of 23 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

John A. Gunn - Chief Executive Officer and Chief Investment Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Harry R. Hagey - Chairman. Mr. Hagey graduated from Williams College in 1963 and received an M.B.A. degree from Northwestern University in 1966. He joined Dodge & Cox in 1967. He is a Trustee of the Dodge & Cox Funds. Mr. Hagey is a former Chairman of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - Co-Director of the Research Department and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis - Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Stock Fund Characteristics	as of September 30, 2006

Overview | Characteristics | Risks | Manager Biographies

Standardized returns as of September 30, 2006	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	14.61%	18.19%	14.06%	14.47%	14.86%
S&P 500 Index	10.79%	12.28%	6.97%	8.59%	11.74%

General Information
Net Asset Value Per Share	$150.77
Total Net Assets (billions)	$61.0
Expense Ratio (as of 6/30/06, annualized)	0.52%
2005 Portfolio Turnover Rate	12%
30-Day SEC Yield(a)	1.20%
Fund Inception Date	1965

Portfolio Characteristics	Fund	S&P 500
Number of Stocks	86	500
Median Market Capitalization (billions)	$24	$13
Weighted Average Market Cap. (billions)	$69	$96
Price-to-Earnings Ratio(b)	14.6x	14.9x
Foreign Stocks(c)	15.8%	0.0%

Ten Largest Holdings(d)	% of Fund
Hewlett-Packard Co.	4.1
Comcast Corp. Class A	3.7
Pfizer, Inc.	3.3
News Corp. Class A	2.9
Time Warner, Inc.	2.6
Chevron Corp.	2.6
Sony Corp. ADR (Japan)	2.4
McDonald’s Corp.	2.4
Matsushita Electric Industrial Co., Ltd. ADR (Japan)	2.3
Cardinal Health, Inc.	2.3

Asset Allocation

Sector Diversification (%)	Fund	S&P 500
Consumer Discretionary	21.6	10.1
Health Care	16.5	12.7
Financials	14.5	22.3
Information Technology	13.7	15.3
Energy	8.8	9.3
Industrials	8.7	10.9
Materials	5.2	2.9
Consumer Staples	3.8	9.6
Utilities	1.4	3.4
Telecommunication Services	1.0	3.5

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(c)	Foreign stocks are U.S. dollar-denominated.

(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Stock Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Stock Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Strict Price Discipline

Price discipline helps accomplish two important investment objectives. First, a low stock price or high bond yield incorporates low investor expectations that may serve as a buffer against the risk of decline. We are guided both in what we buy and what we sell by an ongoing search for superior relative value, steering clear of popular choices that come at a price we would rather not pay. Second, investing when valuations are low creates greater potential for capital appreciation.

Short-lived investor pessimism may temporarily depress a stock price below our view of the company’s long-term fundamental value. Presented with a low stock price, we want to be confident that the company is well established, with strong management and a competitive business franchise. We look for a catalyst that will propel earnings higher, and we are prepared to tolerate short-term price volatility if we have good reason to expect the long-term reward of significant appreciation.

The price discipline in fixed-income management takes the form of yield comparison across securities and sectors. In the search for higher yielding securities, we seek issuers with stable and improving credit quality along with strong cash flow generation. The structure of a fixed-income security, including terms and conditions, is also an important consideration. We seek to build diversified portfolios that provide a stable income stream in varied market environments, a source of potential returns for our clients.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Tax FAQ

REGULAR (TAXABLE) ACCOUNTS

I. Dividends and Distributions from the Funds:

When I receive income dividends or capital gain distributions in my regular account, are those amounts taxable?

Yes. Dividends and capital gain distributions are taxable to you and must be reported on your tax return. In mid-to-late January, you will receive Form 1099-DIV, which reports the total taxable distributions you received during the year. This information is reported to the IRS.

If I reinvest my dividends or capital gains, are they still taxable?

Yes. The value of reinvested dividends and distributions will be included on Form 1099-DIV and must be reported on your tax return. The shares you receive on the reinvestment are treated as newly purchased shares.

Why does a Fund pay capital gain distributions?

Capital gain distributions in a mutual fund are distributions of the net profits derived from sales of stocks and bonds within the Fund. As a result, they can occur in a Fund even in a period when the Fund’s total return is low or negative. To comply with IRS requirements, the Dodge & Cox Funds distribute net capital gains annually. (When a Fund sells an individual security, the Fund tracks the difference between the selling price and the original purchase price of that security to determine the gain or loss produced by the sale. At the end of each tax year, the Fund accumulates the gains and losses for all securities sold by the Fund during the year. If the net amount is positive, the Fund will make a capital gain distribution to shareholders.)

II. Sales (Redemptions or Exchanges) of Fund Shares:

If I sell shares in my regular account, is the transaction taxable?

Yes. If you sell (redeem or exchange) shares in your Fund account, the gain or loss on that sale must be reported to the IRS on your tax return. In mid-to-late January, you will receive Form 1099-B, which reports the proceeds you received from your sale. This information is reported to the IRS.

If I exchange my investment from one Dodge & Cox Fund to another, is the transaction still taxable?

Yes. For tax purposes, an exchange is considered a sale of one Fund and the purchase of another. The gain or loss on the shares you sell in the exchange transaction must be reported on your tax return. In mid-to-late January, you will receive Form 1099-B, which reports the proceeds you received from your sale.

If I sell shares in my account, how do I calculate the gain or loss?

Your gain or loss is determined by comparing the amount you realize from the sale (sales proceeds) against the cost basis of the shares sold.

How do I determine the basis of the shares I have sold?

There are four IRS-approved methods for determining the basis of shares sold. For more information on calculating cost basis for mutual fund holdings, please refer to IRS Publication 564 “Mutual Fund Distributions”.

One IRS-approved method is Average Cost, Single Category, which is used by many Fund shareholders. Most shareholders who sold shares in the current year and who opened their accounts after 11/1/87 will receive an Average Cost Accounting Statement in the following year to assist with reporting gains and losses under the average cost method. The information on the Average Cost Accounting Statement is NOT reported to the IRS. If you elect to use the average cost method you must continue to use it for all of your accounts in the same Fund. If you choose to use a method other than the average cost method, you will be responsible for keeping the cost records.

What is the difference between short-term and long-term capital gains?

Short-term gains are gains on securities held one year or less. They are taxed at the same rates as ordinary income. Short-term capital gain distributions from the Fund are reported as ordinary income on your Form 1099-DIV.

Long-term gains are gains on securities held more than one year. They are generally taxed at a maximum federal rate of 20%.

IRA ACCOUNTS—TRADITIONAL IRA (Including SEP-IRAs), ROTH IRA

I. Dividends and Distributions from the Funds:

When the Fund pays income dividends or capital gain distributions in my IRA account, are those amounts taxable?

No. Income dividends and capital gain distributions are not taxable as long as those assets remain in your IRA.

II. IRS Reporting of Year-end Account Values:

Is the value of my Traditional or Roth IRA reported to the IRS each year?

Yes. Your year-end balance, which appears on the year-end account statement sent to you in early January, is reported to the IRS.

III. Contributions:

If I contributed to my Roth and/or Traditional IRA for the tax year, will my contribution be reported to the IRS?

Yes. Form 5498, which is sent to you in May, reports your total IRA contributions attributed to the previous tax year. This information is reported to the IRS.

If I rolled assets from another retirement account into a Dodge & Cox Funds IRA, will that transaction be reported to the IRS?

Yes. Form 5498 is sent to you in May showing rollover amounts received into your Dodge & Cox Funds IRA during the previous year. This information is reported to the IRS.

IV. Sales (Redemptions or Exchanges) of Fund Shares:

If I exchange shares in my IRA from one Dodge & Cox Fund to another, is the transaction taxable?

No. Assets exchanged between Dodge & Cox Funds within your IRA are not taxable. The transaction is not reported to the IRS.

If I sold shares in my Dodge & Cox Funds IRA in order to roll the assets into another retirement account, is the transaction taxable?

No. In general, as long as the investment remains in an IRA or other qualified retirement account, and the rollover was properly completed within 60 days, the proceeds on the Fund shares you sell are not taxable. In mid-to-late January the Fund will send you Form 1099-R, which reports the amount of the withdrawal from your Dodge & Cox Funds IRA. This information is reported to the IRS. The custodian of the IRA which received the rollover should report the receipt on Form 5498 in May following the year of receipt.

If I do a direct transfer from one Fund group to another is the transaction taxable?

No. In general, a direct transfer from one IRA custodian to another IRA custodian is not taxable. This information is not reported to the IRS.

I took a distribution from my Dodge & Cox Funds IRA, is the transaction reported to the IRS?

Yes. In mid-to-late January, the Fund will send you Form 1099-R, which reports the amount of your withdrawal from your Dodge & Cox Funds IRA. This information is reported to the IRS.

V. Conversions Between Traditional IRAs and ROTH IRAs:

I converted assets from a Traditional IRA to a Roth IRA, is the transaction reported to the IRS?

Yes. A Roth IRA conversion is considered to be a distribution from your Traditional IRA and a contribution by way of conversion to a Roth IRA. In January, you will receive a Form 1099-R which reports the amount withdrawn from the Traditional IRA in the conversion. In May, you will receive a Form 5498 reporting the amount received into your Roth IRA. This information is reported to the IRS. In general, the amount of the conversion must be recognized as taxable income.

FOR MORE INFORMATION

How can I get more information about my tax requirements?

•	You can obtain forms and publications from the IRS by calling 1-800-TAX-FORM or by visiting the IRS web site at www.irs.gov. You may wish to request the following publications:

•	For regular accounts: IRS Publication 564, “Mutual Fund Distributions”

•	For IRA accounts: IRS Publication 590, “Individual Retirement Arrangements (IRAs)”

•	Please refer to the Funds’ prospectus and/or to the Funds’ IRA Disclosure Statement, which can either be downloaded, ordered by using the Order Forms & Literature Form, or obtained by calling Dodge & Cox Funds at (800) 621-3979.

•	If you are a shareholder, you will receive your 1099 Forms from the Fund in mid-to-late January.

•	If you require specific information concerning your individual tax situation, please consult with a tax advisor or refer to IRS and state instructions for preparing income tax returns.

The preceeding information is not intended to be a complete discussion covering all your income tax requirements, and it should not be relied upon as a source of professional advice.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Tax Information

The following information is not intended to be a complete discussion covering all your income tax requirements, and it should not be relied upon as a source of professional advice. For additional information, please refer to our Frequently Asked Tax Questions. Distribution information is also available in the Performance & Prices section of this web site.

Helpful Tax Material Handouts

Letter which accompanies 1099 mailing - Discusses Forms 1099-DIV and 1099-B that are sent to shareholders in late-January 2006, and includes information that may be useful in preparing certain state tax returns.

2005 tax reporting information - Lists 2005 distributions from the Funds and other data that may assist shareholders with tax reporting.

2005 tax reporting of foreign taxes paid - For investors in Dodge & Cox International Stock Fund only. In addition to the 2005 tax reports (Forms 1099) and accompanying instructions, this report contains information on foreign taxes paid that you may need to complete your 2005 federal and state income tax returns.

Tax Information Mailing Schedule

Mid-January

•	Year-end statement: reports distributions, activity and year-end balances in each Fund account for the year.

Late-January

•	Form 1099-DIV: reports taxable distributions for the year.

•	Form 1099-B: reports proceeds from sales (redemptions or exchanges) of shares.

•	Form 1099-R: reports any withdrawals from a Traditional, Roth or SEP Individual Retirement Account (IRA).

•	Average Cost Accounting Statement: shows all sales (redemptions or exchanges) reportable for the prior year and calculates the taxable gain or loss on an average cost basis for each sale. Statement will be sent to most shareholders of taxable accounts who sold shares in the prior year. Please note: If you received a Statement that shows a loss on a December sale, some or all of that loss might be disallowed due to wash sale rules if you purchase additional shares in January. If that is the case, a revised Statement will be sent to you in mid-to-late February.

Mid-March (foreign persons only)

•	Form 1042-S: reports taxable dividends and income tax withheld on accounts owned by foreign persons.

Late-May

•	Form 5498: reports regular and rollover 2005 IRA contributions to Traditional and Roth IRAs, and SEP-IRA accounts.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Team Research

Clients who hire Dodge & Cox benefit from the collective judgment of the entire investment team. Most professionals on both the equity and fixed-income teams have worked together for a decade or longer. The average tenure of our Investment Policy Committee members exceeds 20 years. We believe that a well-tuned, group decision making process enhances individual thinking and moves the portfolio beyond dependence on any single person.

Each investment professional begins at Dodge & Cox as an analyst. We hire top-caliber graduates and bring them along the learning curve with the guidance of senior investment professionals. This sharpens judgment and strengthens the capacity for independent research.

In policy meetings, individuals act as advocates for their most-promising ideas. Each recommendation is subjected to intense group scrutiny, both for its merits as a specific investment and for its effect on the overall portfolio. Debate over each proposed purchase or sale, while respectful, is a vigorous exchange among colleagues. When all voices have been heard, the group takes action or reconvenes after more research has been conducted.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

TEMPLATE::PAGETITLE

TEMPLATE::CONTENT

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/60	$21.45	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
1/31/61	$22.52	5.01%	N.A.	5.01%	N.A.	N.A.	N.A.	N.A.	N.A.
2/28/61	$23.51	4.40%	N.A.	9.63%	N.A.	N.A.	N.A.	N.A.	N.A.
3/31/61	$23.53	11.63%	N.A.	22.38%	N.A.	N.A.	N.A.	N.A.	N.A.	3/20/61	$.130		$2.600	$23.63
4/30/61	$23.76	.98%	17.68%	23.58%	N.A.	N.A.	N.A.	N.A.	N.A.
5/31/61	$24.15	1.64%	14.57%	25.60%	N.A.	N.A.	N.A.	N.A.	N.A.
6/30/61	$23.31	-2.97%	-.41%	21.88%	N.A.	N.A.	N.A.	N.A.	N.A.	6/20/61	$.130			$23.54
7/31/61	$24.09	3.35%	1.93%	25.96%	N.A.	N.A.	N.A.	N.A.	N.A.
8/31/61	$24.68	2.45%	2.74%	29.04%	N.A.	N.A.	N.A.	N.A.	N.A.
9/30/61	$24.32	-.95%	4.87%	27.81%	N.A.	N.A.	N.A.	N.A.	N.A.	9/20/61	$.130			$24.32
10/31/61	$24.85	2.18%	3.68%	30.60%	N.A.	N.A.	N.A.	N.A.	N.A.
11/30/61	$24.74	3.56%	4.81%	35.25%	N.A.	N.A.	N.A.	N.A.	N.A.	12/20/61	$.200		$.800	$24.29
12/31/61	$24.52	-.89%	4.95%	34.14%	34.14%	N.A.	N.A.	N.A.	N.A.
1/31/62	$23.84	-2.77%	-.14%	-2.77%	24.20%	N.A.	N.A.	N.A.	N.A.
2/28/62	$24.15	1.30%	-2.39%	-1.51%	20.51%	N.A.	N.A.	N.A.	N.A.
3/31/62	$23.94	-.30%	-1.80%	-1.80%	7.64%	N.A.	N.A.	N.A.	N.A.	3/20/62	$.130		$.010	$24.22
4/30/62	$22.81	-4.72%	-3.77%	-6.44%	1.57%	N.A.	N.A.	N.A.	N.A.
5/31/62	$22.81	.00%	-5.00%	-6.44%	-.07%	N.A.	N.A.	N.A.	N.A.
6/30/62	$19.54	-13.77%	-17.84%	-19.32%	-11.20%	N.A.	N.A.	N.A.	N.A.	6/20/62	$.130			$19.60
7/31/62	$20.52	5.02%	-9.44%	-15.27%	-9.77%	N.A.	N.A.	N.A.	N.A.
8/31/62	$20.97	2.19%	-7.46%	-13.41%	-9.99%	N.A.	N.A.	N.A.	N.A.
9/30/62	$20.22	-2.97%	4.13%	-15.99%	-11.83%	N.A.	N.A.	N.A.	N.A.	9/20/62	$.130			$20.80
10/31/62	$20.52	1.48%	.63%	-14.74%	-12.43%	N.A.	N.A.	N.A.	N.A.
11/30/62	$21.44	4.48%	2.88%	-10.92%	-11.71%	N.A.	N.A.	N.A.	N.A.	12/20/62	$.190		$.530	$21.47

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/62	$21.52	3.74%	10.00%	-7.59%	-7.59%	N.A.	N.A.	N.A.	N.A.
1/31/63	$22.36	3.90%	12.62%	3.90%	-1.25%	N.A.	N.A.	N.A.	N.A.
2/28/63	$21.92	-1.97%	5.67%	1.86%	-4.43%	N.A.	N.A.	N.A.	N.A.
3/31/63	$22.30	2.33%	4.24%	4.24%	-1.91%	N.A.	N.A.	N.A.	N.A.	3/20/63	$.130			$22.06
4/30/63	$23.17	3.90%	4.23%	8.30%	6.97%	N.A.	N.A.	N.A.	N.A.
5/31/63	$23.42	1.08%	7.47%	9.47%	8.12%	N.A.	N.A.	N.A.	N.A.
6/30/63	$23.07	-.94%	4.03%	8.44%	24.20%	N.A.	N.A.	N.A.	N.A.	6/20/63	$.130			$23.22
7/31/63	$22.85	-.95%	-.83%	7.40%	17.15%	N.A.	N.A.	N.A.	N.A.
8/31/63	$23.70	3.72%	1.76%	11.40%	18.89%	N.A.	N.A.	N.A.	N.A.
9/30/63	$23.18	-1.66%	1.03%	9.55%	20.51%	N.A.	N.A.	N.A.	N.A.	9/20/63	$.130			$23.66
10/31/63	$23.48	1.30%	3.32%	10.97%	20.28%	N.A.	N.A.	N.A.	N.A.
11/30/63	$22.70	-2.73%	-3.10%	7.95%	11.98%	N.A.	N.A.	N.A.	N.A.	12/20/63	$.140			$22.88
12/31/63	$23.09	1.72%	.22%	9.80%	9.80%	10.82%	N.A.	N.A.	N.A.
1/31/64	$23.33	1.04%	-.03%	1.04%	6.77%	9.41%	N.A.	N.A.	N.A.
2/29/64	$23.07	2.10%	4.93%	3.16%	11.20%	8.60%	N.A.	N.A.	N.A.	3/20/64	$.130		$.620	$23.31
3/31/64	$23.17	.43%	3.58%	3.58%	9.10%	4.83%	N.A.	N.A.	N.A.
4/30/64	$23.36	.82%	3.35%	4.43%	5.87%	4.77%	N.A.	N.A.	N.A.
5/31/64	$23.63	1.16%	2.43%	5.63%	5.95%	4.61%	N.A.	N.A.	N.A.
6/30/64	$23.68	.76%	2.76%	6.44%	7.77%	5.93%	N.A.	N.A.	N.A.	6/19/64	$.130			$23.63
7/31/64	$24.00	1.35%	3.31%	7.88%	10.28%	5.24%	N.A.	N.A.	N.A.
8/31/64	$23.89	-.46%	1.66%	7.38%	5.84%	4.24%	N.A.	N.A.	N.A.
9/30/64	$24.37	2.56%	3.47%	10.13%	10.37%	5.46%	N.A.	N.A.	N.A.	9/18/64	$.130			$24.07
10/31/64	$24.51	.57%	2.68%	10.77%	9.59%	4.90%	N.A.	N.A.	N.A.
11/30/64	$24.53	.08%	3.24%	10.86%	12.76%	3.69%	N.A.	N.A.	N.A.
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/64	$24.06	-.94%	-.29%	9.82%	9.82%	3.67%	N.A.	N.A.	N.A.	12/18/64	$.240			$24.09
1/31/65	$24.96	3.74%	2.85%	3.74%	12.74%	5.93%	N.A.	N.A.	N.A.
2/28/65	$25.08	.48%	3.26%	4.24%	11.00%	5.65%	N.A.	N.A.	N.A.
3/31/65	$23.58	-1.11%	3.08%	3.08%	9.29%	5.36%	N.A.	N.A.	N.A.	3/23/65	$.140		$1.090	$23.74
4/30/65	$24.27	2.93%	2.27%	6.10%	11.58%	8.11%	N.A.	N.A.	N.A.
5/31/65	$24.17	.17%	1.95%	6.27%	10.48%	8.17%	N.A.	N.A.	N.A.	6/18/65	$.140			$23.56
6/30/65	$23.29	-3.64%	-.64%	2.42%	5.67%	12.25%	N.A.	N.A.	N.A.
7/31/65	$23.72	1.85%	-1.69%	4.31%	6.18%	11.11%	N.A.	N.A.	N.A.
8/31/65	$24.40	2.87%	.95%	7.30%	9.73%	11.36%	N.A.	N.A.	N.A.	9/20/65	$.140			$24.80
9/30/65	$25.03	3.16%	8.08%	10.69%	10.38%	13.65%	N.A.	N.A.	N.A.
10/31/65	$25.76	2.92%	9.22%	13.92%	12.95%	14.19%	N.A.	N.A.	N.A.
11/30/65	$26.04	1.09%	7.32%	15.16%	14.08%	12.93%	N.A.	N.A.	N.A.
12/31/65	$25.84	.07%	4.12%	15.25%	15.25%	11.59%	11.49%	N.A.	N.A.	12/20/65	$.220			$25.89
1/31/66	$26.23	1.51%	2.69%	1.51%	12.77%	10.72%	10.73%	N.A.	N.A.
2/28/66	$26.08	-.57%	1.00%	.93%	11.58%	11.25%	9.66%	N.A.	N.A.	3/18/66	$.140		$1.300	$24.03
3/31/66	$24.19	-1.69%	-.77%	-.77%	10.94%	9.77%	6.91%	N.A.	N.A.
4/30/66	$24.73	2.23%	-.07%	1.44%	10.19%	9.18%	7.17%	N.A.	N.A.
5/31/66	$23.89	-3.40%	-2.91%	-2.00%	6.25%	7.55%	6.09%	N.A.	N.A.	6/20/66	$.140			$23.79
6/30/66	$23.32	-1.81%	-3.03%	-3.78%	8.27%	7.23%	6.34%	N.A.	N.A.
7/31/66	$22.90	-1.80%	-6.85%	-5.51%	4.39%	6.92%	5.26%	N.A.	N.A.
8/31/66	$21.16	-6.99%	-10.32%	-12.11%	-5.61%	3.11%	3.24%	N.A.	N.A.	9/20/66	$.140			$21.67
9/30/66	$21.12	-.19%	-8.85%	-12.29%	-8.69%	3.61%	3.40%	N.A.	N.A.
10/31/66	$22.08	4.54%	-2.96%	-8.31%	-7.24%	4.71%	3.87%	N.A.	N.A.
11/30/66	$22.56	3.17%	7.66%	-5.40%	-5.33%	6.79%	3.78%	N.A.	N.A.	12/20/66	$.220			$22.68

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/66	$22.60	.18%	8.04%	-5.24%	-5.24%	6.24%	4.00%	N.A.	N.A.
1/31/67	$24.23	7.21%	10.80%	7.21%	.08%	8.36%	6.06%	N.A.	N.A.
2/28/67	$23.45	.25%	7.67%	7.48%	.91%	7.72%	5.83%	N.A.	N.A.	3/20/67	$.150		$.690	$24.28
3/31/67	$24.41	4.09%	11.74%	11.74%	6.72%	8.96%	6.72%	N.A.	N.A.
4/30/67	$25.39	4.02%	8.41%	16.23%	8.58%	10.11%	8.62%	N.A.	N.A.
5/31/67	$24.19	-4.13%	3.80%	11.42%	7.75%	8.15%	7.70%	N.A.	N.A.	6/20/67	$.150			$24.98
6/30/67	$24.52	1.36%	1.05%	12.92%	11.21%	8.36%	11.24%	N.A.	N.A.
7/31/67	$25.65	4.61%	1.63%	18.13%	18.47%	9.51%	11.15%	N.A.	N.A.
8/31/67	$25.27	-.90%	5.08%	17.07%	26.25%	9.35%	10.47%	N.A.	N.A.	9/20/67	$.150			$25.64
9/30/67	$25.72	1.78%	5.51%	19.14%	28.73%	9.07%	11.53%	N.A.	N.A.
10/31/67	$24.85	-3.38%	-2.55%	15.11%	18.96%	7.62%	10.44%	N.A.	N.A.
11/30/67	$24.60	-.12%	-1.78%	14.97%	15.18%	7.54%	9.45%	N.A.	N.A.	12/20/67	$.220			$24.81
12/31/67	$25.00	1.63%	-1.94%	16.84%	16.84%	8.46%	9.00%	N.A.	N.A.
1/31/68	$24.31	-2.76%	-1.31%	-2.76%	5.97%	6.15%	7.56%	N.A.	N.A.
2/29/68	$23.14	-.74%	-1.91%	-3.48%	5.05%	5.71%	7.83%	N.A.	N.A.	3/20/68	$.150		$.840	$22.88
3/31/68	$23.18	.17%	-3.27%	-3.27%	1.14%	6.19%	7.38%	N.A.	N.A.
4/30/68	$24.74	6.73%	6.17%	3.24%	3.78%	7.48%	7.96%	N.A.	N.A.
5/31/68	$25.15	2.26%	9.33%	5.58%	10.73%	8.22%	8.21%	N.A.	N.A.	6/20/68	$.150			$25.63
6/30/68	$25.47	1.27%	10.52%	6.91%	10.61%	10.02%	8.69%	N.A.	N.A.
7/31/68	$25.20	-1.06%	2.45%	5.78%	4.62%	8.97%	8.66%	N.A.	N.A.
8/31/68	$25.62	2.26%	2.46%	8.17%	7.97%	8.75%	8.36%	N.A.	N.A.	9/20/68	$.150			$26.47
9/30/68	$26.87	4.88%	6.10%	13.43%	11.23%	9.35%	9.76%	N.A.	N.A.
10/31/68	$27.10	.86%	8.15%	14.40%	16.11%	8.61%	9.66%	N.A.	N.A.
11/30/68	$28.06	4.54%	10.58%	19.59%	21.54%	9.83%	11.25%	N.A.	N.A.	12/20/68	$.270			$27.64

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/68	$26.94	-3.99%	1.24%	14.83%	14.83%	8.33%	9.98%	N.A.	N.A.
1/31/69	$26.79	-.56%	-.18%	-.56%	17.43%	7.59%	9.63%	N.A.	N.A.
2/28/69	$24.00	-3.62%	-7.98%	-4.16%	13.97%	6.48%	8.38%	N.A.	N.A.	3/20/69	$.150		$1.670	$24.32
3/31/69	$24.76	3.17%	-1.21%	-1.21%	17.27%	8.17%	8.94%	N.A.	N.A.
4/30/69	$25.22	1.86%	1.18%	.62%	11.91%	8.04%	9.17%	N.A.	N.A.
5/31/69	$24.84	-.83%	4.21%	-.22%	8.54%	8.99%	8.73%	N.A.	N.A.	6/20/69	$.170			$23.48
6/30/69	$23.60	-4.99%	-3.99%	-5.16%	1.87%	7.81%	7.47%	N.A.	N.A.
7/31/69	$22.69	-3.86%	-9.38%	-8.82%	-1.01%	7.05%	6.34%	N.A.	N.A.
8/31/69	$23.42	3.97%	-5.03%	-5.20%	.66%	11.11%	7.27%	N.A.	N.A.	9/19/69	$.170			$23.45
9/30/69	$23.02	-1.71%	-1.75%	-6.82%	-5.66%	10.54%	6.36%	N.A.	N.A.
10/31/69	$24.11	4.73%	7.03%	-2.41%	-2.04%	10.60%	7.23%	N.A.	N.A.
11/30/69	$23.01	-3.36%	-.51%	-5.69%	-9.45%	8.22%	6.48%	N.A.	N.A.	12/19/69	$.290			$22.57
12/31/69	$22.43	-2.52%	-1.31%	-8.04%	-8.04%	7.25%	6.14%	N.A.	N.A.
1/31/70	$21.29	-5.08%	-10.56%	-5.08%	-12.23%	2.99%	4.27%	N.A.	N.A.
2/28/70	$21.53	4.93%	-2.91%	-.40%	-4.35%	4.61%	5.18%	N.A.	N.A.	3/20/70	$.180		$.630	$21.08
3/31/70	$21.52	-.05%	-.37%	-.37%	-7.26%	3.23%	5.42%	N.A.	N.A.
4/30/70	$19.90	-7.53%	-2.94%	-7.87%	-15.80%	-.74%	3.19%	N.A.	N.A.
5/31/70	$18.71	-5.08%	-12.26%	-12.55%	-19.44%	-1.06%	2.08%	N.A.	N.A.	6/19/70	$.180			$18.88
6/30/70	$18.13	-3.10%	-14.95%	-15.27%	-17.84%	-2.54%	2.20%	N.A.	N.A.
7/31/70	$19.24	6.12%	-2.40%	-10.08%	-9.31%	-2.07%	3.04%	N.A.	N.A.
8/31/70	$19.68	3.28%	6.20%	-7.13%	-9.91%	-.71%	3.12%	N.A.	N.A.	9/18/70	$.190			$20.03
9/30/70	$20.26	2.95%	12.81%	-4.41%	-5.67%	-.34%	3.08%	N.A.	N.A.
10/31/70	$19.98	-1.38%	4.83%	-5.73%	-11.17%	.34%	2.20%	N.A.	N.A.
11/30/70	$20.36	3.20%	4.78%	-2.72%	-5.17%	1.45%	2.62%	N.A.	N.A.	12/18/70	$.260			$21.19

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/70	$21.53	5.75%	7.57%	2.83%	2.83%	2.78%	3.75%	7.55%	N.A.
1/31/71	$22.47	4.37%	13.84%	4.37%	13.06%	5.23%	4.33%	7.48%	N.A.
2/28/71	$22.19	.31%	10.71%	4.69%	8.00%	5.59%	4.51%	7.06%	N.A.	3/19/71	$.190		$.160	$22.94
3/31/71	$22.88	3.11%	7.89%	7.89%	11.35%	6.59%	5.50%	6.20%	N.A.
4/30/71	$23.40	2.27%	5.73%	10.34%	23.15%	5.09%	5.51%	6.34%	N.A.
5/31/71	$22.55	-2.82%	2.48%	7.23%	26.09%	3.32%	5.64%	5.86%	N.A.	6/18/71	$.190			$22.22
6/30/71	$22.36	-.84%	-1.44%	6.34%	29.04%	2.60%	5.85%	6.09%	N.A.
7/31/71	$21.59	-3.44%	-6.95%	2.68%	17.42%	1.77%	5.49%	5.38%	N.A.
8/31/71	$22.33	4.31%	-.13%	7.10%	18.61%	2.45%	7.94%	5.56%	N.A.	9/20/71	$.190			$22.44
9/30/71	$22.12	-.94%	-.23%	6.09%	14.12%	.52%	7.78%	5.57%	N.A.
10/31/71	$21.73	-1.76%	1.50%	4.22%	13.69%	-.36%	6.44%	5.15%	N.A.
11/30/71	$21.42	-.28%	-2.96%	3.93%	9.91%	-1.92%	5.72%	4.75%	N.A.	12/20/71	$.250			$22.68
12/31/71	$22.88	6.82%	4.58%	10.95%	10.95%	1.61%	7.08%	5.53%	N.A.
1/31/72	$23.07	.83%	7.34%	.83%	7.19%	2.08%	5.77%	5.91%	N.A.
2/29/72	$23.19	1.99%	9.85%	2.84%	9.04%	4.06%	6.16%	5.98%	N.A.	3/20/72	$.180		$.160	$23.46
3/31/72	$23.40	.91%	3.75%	3.75%	6.69%	3.29%	5.50%	6.11%	N.A.
4/30/72	$23.70	1.28%	4.22%	5.08%	5.66%	3.09%	4.94%	6.76%	N.A.
5/31/72	$23.84	1.39%	3.62%	6.55%	10.23%	3.84%	6.12%	6.91%	N.A.	6/20/72	$.190			$23.66
6/30/72	$23.17	-2.81%	-.19%	3.56%	8.05%	4.63%	5.24%	8.19%	N.A.
7/31/72	$22.91	-1.12%	-2.56%	2.40%	10.64%	5.62%	4.06%	7.55%	N.A.
8/31/72	$23.63	3.97%	-.09%	6.46%	10.29%	5.62%	5.06%	7.73%	N.A.	9/20/72	$.190			$23.18
9/30/72	$23.46	-.72%	2.08%	5.71%	10.55%	5.98%	4.54%	7.98%	N.A.
10/31/72	$23.54	.34%	3.59%	6.07%	12.92%	4.48%	5.34%	7.86%	N.A.
11/30/72	$24.36	4.46%	4.06%	10.81%	18.36%	7.21%	6.29%	7.86%	N.A.	12/20/72	$.230			$24.18

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/72	$24.49	.53%	5.38%	11.40%	11.40%	8.32%	6.06%	7.52%	N.A.
1/31/73	$23.52	-3.96%	.87%	-3.96%	6.11%	8.75%	5.80%	6.68%	N.A.
2/28/73	$22.03	-2.89%	-6.24%	-6.74%	1.05%	5.94%	5.33%	6.57%	N.A.	3/20/73	$.190		$.620	$21.81
3/31/73	$21.87	-.73%	-7.38%	-7.38%	-.55%	5.72%	5.14%	6.26%	N.A.
4/30/73	$21.16	-3.25%	-6.69%	-10.39%	-5.00%	7.32%	3.10%	5.50%	N.A.
5/31/73	$20.76	-.99%	-4.90%	-11.28%	-7.24%	8.84%	2.44%	5.28%	N.A.	6/20/73	$.190			$20.76
6/30/73	$20.62	-.67%	-4.85%	-11.87%	-5.20%	9.74%	2.04%	5.31%	N.A.
7/31/73	$21.33	3.44%	1.73%	-8.84%	-.82%	8.81%	2.95%	5.77%	N.A.
8/31/73	$21.02	-.56%	2.17%	-9.35%	-5.16%	7.45%	2.38%	5.33%	N.A.	9/20/73	$.190			$21.70
9/30/73	$22.21	5.66%	8.65%	-4.25%	.90%	8.38%	2.53%	6.08%	N.A.
10/31/73	$22.34	.59%	5.65%	-3.69%	1.15%	9.10%	2.47%	6.01%	N.A.
11/30/73	$20.10	-8.82%	-3.09%	-12.18%	-11.71%	4.70%	-.29%	5.32%	N.A.	12/20/73	$.270			$20.14
12/31/73	$20.66	2.79%	-5.73%	-9.74%	-9.74%	3.72%	1.08%	5.43%	N.A.
1/31/74	$20.49	-.82%	-7.05%	-.82%	-6.79%	1.97%	1.02%	5.24%	N.A.
2/28/74	$20.19	.44%	2.39%	-.39%	-3.63%	2.03%	1.88%	5.07%	N.A.	3/20/74	$.200		$.190	$20.23
3/31/74	$19.49	-3.47%	-3.84%	-3.84%	-6.29%	-.19%	.53%	4.65%	N.A.
4/30/74	$18.87	-3.18%	-6.13%	-6.90%	-6.23%	-2.00%	-.48%	4.23%	N.A.
5/31/74	$17.97	-3.66%	-9.96%	-10.31%	-8.75%	-2.28%	-1.07%	3.72%	N.A.	6/20/74	$.210			$17.84
6/30/74	$17.65	-1.78%	-8.38%	-11.90%	-9.76%	-2.59%	-.40%	3.46%	N.A.
7/31/74	$17.00	-3.68%	-8.85%	-15.14%	-15.98%	-2.67%	-.37%	2.93%	N.A.
8/31/74	$15.57	-7.12%	-12.13%	-21.18%	-21.49%	-6.36%	-2.59%	2.22%	N.A.	9/20/74	$.220			$15.52
9/30/74	$14.55	-6.55%	-16.40%	-26.34%	-30.56%	-8.16%	-3.57%	1.28%	N.A.
10/31/74	$16.18	11.20%	-3.47%	-18.09%	-23.24%	-4.29%	-2.40%	2.30%	N.A.
11/30/74	$15.53	-2.10%	1.73%	-19.81%	-17.58%	-4.86%	-2.16%	2.07%	N.A.	12/20/74	$.310			$15.32

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/74	$15.63	.65%	9.60%	-19.27%	-19.27%	-6.72%	-1.52%	2.24%	N.A.
1/31/75	$17.07	9.21%	7.64%	9.21%	-11.11%	-4.20%	1.28%	2.77%	N.A.
2/28/75	$17.75	5.16%	15.58%	14.84%	-6.93%	-3.21%	1.30%	3.23%	N.A.	3/20/75	$.200			$17.99
3/31/75	$17.92	.96%	15.93%	15.93%	-2.68%	-3.20%	1.50%	3.45%	N.A.
4/30/75	$18.52	3.35%	9.70%	19.81%	3.89%	-2.55%	3.79%	3.49%	N.A.
5/31/75	$18.74	2.38%	6.82%	22.66%	10.38%	-2.24%	5.37%	3.71%	N.A.	6/20/75	$.220			$19.23
6/30/75	$19.61	4.64%	10.69%	28.31%	17.57%	.19%	7.00%	4.57%	N.A.
7/31/75	$18.84	-3.93%	2.89%	23.27%	17.27%	-.76%	4.89%	3.96%	N.A.
8/31/75	$18.35	-1.43%	-.91%	21.51%	24.44%	-2.52%	3.92%	3.52%	N.A.	9/19/75	$.220			$18.16
9/30/75	$17.95	-2.18%	-7.36%	18.87%	30.28%	-3.00%	2.86%	2.97%	N.A.
10/31/75	$19.05	6.13%	2.34%	26.16%	24.34%	-1.17%	4.39%	3.29%	N.A.
11/30/75	$19.02	1.36%	5.23%	27.88%	28.70%	-2.15%	4.02%	3.31%	N.A.	12/19/75	$.290			$18.84
12/31/75	$19.25	1.21%	8.89%	29.45%	29.45%	-1.93%	3.12%	3.43%	N.A.
1/31/76	$21.06	9.40%	12.25%	9.40%	29.67%	2.42%	4.09%	4.21%	N.A.
2/29/76	$21.04	.90%	11.72%	10.39%	24.44%	3.73%	4.22%	4.36%	N.A.	3/19/76	$.210			$21.17
3/31/76	$21.49	2.14%	12.74%	12.74%	25.89%	4.71%	4.03%	4.76%	N.A.
4/30/76	$21.34	-.70%	2.33%	11.96%	20.96%	5.63%	3.41%	4.46%	N.A.
5/31/76	$21.15	.19%	1.62%	12.17%	18.41%	6.04%	4.05%	4.84%	N.A.	6/18/76	$.230			$21.73
6/30/76	$21.96	3.83%	3.27%	16.43%	17.46%	7.61%	5.00%	5.42%	N.A.
7/31/76	$21.86	-.46%	3.52%	15.90%	21.70%	6.24%	5.64%	5.57%	N.A.
8/31/76	$21.74	.55%	3.92%	16.53%	24.13%	6.65%	4.87%	6.40%	N.A.	9/20/76	$.240			$22.14
9/30/76	$22.13	1.79%	1.87%	18.60%	29.15%	5.32%	5.44%	6.60%	N.A.
10/31/76	$21.99	-.63%	1.69%	17.85%	20.92%	4.89%	5.68%	6.06%	N.A.
11/30/76	$21.96	1.32%	2.48%	19.41%	20.85%	8.65%	6.03%	5.87%	N.A.	12/20/76	$.320			$22.51

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/76	$23.06	5.01%	5.68%	25.34%	25.34%	9.41%	5.66%	6.37%	N.A.
1/31/77	$22.34	-3.12%	3.03%	-3.12%	10.99%	8.56%	4.82%	5.29%	N.A.
2/28/77	$22.05	-.22%	1.50%	-3.34%	9.76%	8.32%	4.37%	5.26%	N.A.	3/18/77	$.240			$22.30
3/31/77	$21.91	-.64%	-3.96%	-3.96%	6.77%	9.37%	4.04%	4.77%	N.A.
4/30/77	$22.13	1.00%	.13%	-3.00%	8.60%	10.92%	3.98%	4.46%	N.A.
5/31/77	$21.67	-.90%	-.55%	-3.88%	7.45%	11.96%	3.51%	4.81%	N.A.	6/20/77	$.260			$22.34
6/30/77	$22.33	3.05%	3.10%	-.98%	6.59%	13.75%	4.72%	4.98%	N.A.
7/31/77	$22.16	-.76%	1.30%	-1.74%	6.27%	14.89%	4.80%	4.43%	N.A.
8/31/77	$21.57	-1.45%	.79%	-3.16%	4.18%	17.19%	3.68%	4.37%	N.A.	9/20/77	$.270			$21.45
9/30/77	$21.53	-.19%	-2.37%	-3.33%	2.16%	19.79%	3.79%	4.17%	N.A.
10/31/77	$21.02	-2.37%	-3.95%	-5.62%	.38%	14.70%	3.22%	4.27%	N.A.
11/30/77	$21.22	2.62%	.00%	-3.15%	1.70%	16.51%	2.85%	4.56%	N.A.	12/20/77	$.350			$20.83
12/31/77	$21.19	-.14%	.08%	-3.26%	-3.26%	16.22%	2.72%	4.38%	N.A.
1/31/78	$20.30	-4.20%	-1.80%	-4.20%	-4.33%	11.25%	2.67%	4.22%	N.A.
2/28/78	$19.58	-1.08%	-5.37%	-5.24%	-5.15%	9.01%	3.04%	4.18%	N.A.	3/20/78	$.260		$.240	$20.21
3/31/78	$20.01	2.20%	-3.23%	-3.23%	-2.52%	9.43%	3.63%	4.38%	N.A.
4/30/78	$21.13	5.60%	6.66%	2.19%	1.91%	10.21%	5.46%	4.27%	N.A.
5/31/78	$21.04	.85%	8.84%	3.06%	3.76%	9.67%	5.85%	4.13%	N.A.	6/20/78	$.270			$20.96
6/30/78	$20.85	-.90%	5.54%	2.13%	-.21%	7.70%	5.80%	3.90%	N.A.
7/31/78	$21.69	4.03%	3.97%	6.24%	4.60%	10.60%	5.92%	4.42%	N.A.
8/31/78	$22.15	3.46%	6.66%	9.92%	9.80%	12.39%	6.77%	4.55%	N.A.	9/20/78	$.290			$22.05
9/30/78	$22.16	.05%	7.68%	9.97%	10.06%	13.24%	5.61%	4.06%	N.A.
10/31/78	$20.70	-6.59%	-3.31%	2.73%	5.30%	8.52%	4.06%	3.26%	N.A.
11/30/78	$20.70	1.64%	-5.01%	4.42%	4.27%	8.62%	6.34%	2.97%	N.A.	12/20/78	$.340			$20.81

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/78	$21.02	1.55%	-3.60%	6.02%	6.02%	8.73%	6.08%	3.55%	N.A.
1/31/79	$21.84	3.90%	7.23%	3.90%	14.99%	6.88%	7.07%	4.00%	N.A.
2/28/79	$21.01	-1.60%	3.82%	2.24%	14.47%	5.99%	6.63%	4.23%	N.A.	3/20/79	$.280		$.200	$21.86
3/31/79	$22.03	4.85%	7.11%	7.11%	17.35%	6.89%	8.39%	4.39%	N.A.
4/30/79	$22.07	.18%	3.27%	7.30%	11.33%	7.21%	9.14%	4.22%	N.A.
5/31/79	$21.64	-.59%	4.43%	6.67%	9.74%	6.94%	9.82%	4.24%	N.A.	6/20/79	$.300			$22.35
6/30/79	$22.38	3.42%	2.95%	10.27%	14.47%	6.78%	10.95%	5.12%	N.A.
7/31/79	$22.50	.54%	3.32%	10.86%	10.62%	7.14%	11.91%	5.59%	N.A.
8/31/79	$23.10	4.13%	8.27%	15.44%	11.35%	8.40%	14.49%	5.61%	N.A.	9/20/79	$.330			$23.25
9/30/79	$22.96	-.61%	4.05%	14.73%	10.60%	7.54%	15.91%	5.73%	N.A.
10/31/79	$21.41	-6.75%	-3.49%	6.99%	10.42%	5.28%	11.90%	4.51%	N.A.
11/30/79	$21.93	4.11%	-3.51%	11.38%	13.11%	6.26%	13.28%	5.28%	N.A.	12/20/79	$.360			$22.28
12/31/79	$22.35	1.92%	-1.08%	13.49%	13.49%	5.19%	13.56%	5.75%	N.A.
1/31/80	$23.21	3.85%	10.16%	3.85%	13.43%	7.66%	12.42%	6.70%	N.A.
2/29/80	$22.06	-2.28%	3.42%	1.48%	12.74%	6.92%	10.79%	5.94%	N.A.	3/20/80	$.310		$.310	$20.57
3/31/80	$20.51	-7.03%	-5.47%	-5.47%	.17%	4.64%	9.02%	5.20%	N.A.
4/30/80	$21.86	6.58%	-2.98%	.76%	6.57%	6.53%	9.69%	6.70%	N.A.
5/31/80	$22.53	4.67%	3.72%	5.46%	12.25%	8.51%	10.19%	7.75%	N.A.	6/20/80	$.350			$23.32
6/30/80	$23.15	2.75%	14.57%	8.30%	11.47%	8.38%	9.78%	8.38%	N.A.
7/31/80	$24.22	4.62%	12.46%	13.31%	15.99%	10.31%	11.66%	8.22%	N.A.
8/31/80	$23.66	-.83%	6.61%	12.37%	10.48%	10.54%	11.80%	7.79%	N.A.	9/19/80	$.360			$24.51
9/30/80	$23.76	.42%	4.14%	12.79%	11.57%	10.74%	12.37%	7.51%	N.A.
10/31/80	$24.14	1.60%	1.13%	14.59%	21.56%	12.22%	11.40%	7.83%	N.A.
11/30/80	$25.48	7.17%	9.34%	22.81%	25.16%	13.84%	12.64%	8.25%	N.A.	12/19/80	$.390			$24.75

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/80	$25.23	-.98%	7.86%	21.65%	21.65%	13.54%	12.16%	7.54%	7.55%
1/31/81	$24.57	-2.62%	3.39%	-2.62%	14.08%	14.16%	9.58%	6.80%	7.14%
2/28/81	$23.55	1.43%	-2.20%	-1.23%	18.18%	15.15%	9.69%	6.92%	6.99%	3/20/81	$.360		$1.010	$24.25
3/31/81	$24.19	2.72%	1.29%	1.29%	30.36%	15.29%	9.78%	6.87%	6.53%
4/30/81	$23.71	-1.99%	1.95%	-.72%	19.88%	12.46%	9.50%	6.41%	6.38%
5/31/81	$23.57	1.05%	1.74%	.33%	15.80%	12.53%	9.69%	6.83%	6.35%	6/19/81	$.390			$23.76
6/30/81	$23.41	-.68%	-1.64%	-.37%	11.92%	12.61%	8.72%	6.84%	6.47%
7/31/81	$23.14	-1.15%	-.80%	-1.51%	5.74%	10.71%	8.57%	7.10%	6.23%
8/31/81	$21.96	-3.42%	-5.18%	-4.88%	3.04%	8.20%	7.70%	6.28%	5.92%	9/18/81	$.390			$21.08
9/30/81	$20.90	-4.83%	-9.07%	-9.40%	-2.28%	6.44%	6.28%	5.86%	5.71%
10/31/81	$21.79	4.26%	-4.09%	-5.55%	.28%	10.41%	7.30%	6.49%	5.82%
11/30/81	$22.76	6.52%	5.69%	.61%	-.37%	12.15%	8.39%	7.20%	5.96%	12/18/81	$.450			$22.32
12/31/81	$22.04	-3.16%	7.58%	-2.54%	-2.54%	10.40%	6.66%	6.16%	5.84%
1/31/82	$21.99	-.23%	2.95%	-.23%	-.14%	8.92%	7.29%	6.05%	5.98%
2/28/82	$20.70	-1.87%	-5.18%	-2.09%	-3.23%	8.85%	6.94%	5.64%	5.81%	3/19/82	$.380		$.500	$20.75
3/31/82	$20.97	1.30%	-.82%	-.82%	-4.57%	7.61%	7.35%	5.68%	5.89%
4/30/82	$21.72	3.58%	2.96%	2.73%	.85%	8.81%	7.89%	5.92%	6.34%
5/31/82	$21.00	-1.43%	3.43%	1.26%	-1.62%	8.52%	7.78%	5.62%	6.26%	6/18/82	$.410			$20.37
6/30/82	$20.70	-1.43%	.70%	-.13%	-2.30%	6.82%	6.84%	5.78%	6.98%
7/31/82	$20.77	.34%	-2.45%	.21%	-.83%	6.75%	7.08%	5.93%	6.73%
8/31/82	$22.39	9.77%	8.57%	10.01%	12.63%	8.65%	9.41%	6.50%	7.12%	9/20/82	$.410			$22.88
9/30/82	$22.74	1.56%	11.82%	11.68%	20.15%	9.41%	9.78%	6.74%	7.36%
10/31/82	$24.83	9.19%	21.69%	21.95%	25.83%	15.32%	12.26%	7.65%	7.75%
11/30/82	$25.22	3.46%	14.74%	26.17%	22.18%	15.10%	12.44%	7.55%	7.70%	12/20/82	$.470			$24.63

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/82	$25.20	-.08%	12.93%	26.13%	26.13%	14.36%	12.47%	7.48%	7.50%
1/31/83	$25.72	2.07%	5.56%	2.07%	29.02%	13.70%	13.90%	8.14%	7.41%
2/28/83	$25.65	2.45%	4.48%	4.57%	34.71%	15.43%	14.72%	8.72%	7.64%	3/18/83	$.390		$.310	$25.96
3/31/83	$26.27	2.42%	7.06%	7.06%	36.14%	19.20%	14.76%	9.05%	7.65%
4/30/83	$28.05	6.78%	12.00%	14.31%	40.35%	19.27%	15.02%	10.13%	7.79%
5/31/83	$27.15	-1.75%	7.45%	12.32%	39.81%	16.80%	14.42%	10.05%	7.64%	6/20/83	$.410			$27.85
6/30/83	$27.67	1.91%	6.88%	14.42%	44.50%	16.47%	15.05%	10.33%	7.79%
7/31/83	$26.93	-2.68%	-2.58%	11.36%	40.16%	13.70%	13.53%	9.66%	7.70%
8/31/83	$26.88	1.37%	.55%	12.89%	29.49%	14.55%	13.07%	9.87%	7.57%	9/20/83	$.420			$27.44
9/30/83	$27.42	2.01%	.61%	15.13%	30.01%	15.14%	13.50%	9.48%	7.77%
10/31/83	$27.29	-.47%	2.89%	14.58%	18.51%	14.35%	14.95%	9.37%	7.67%
11/30/83	$27.24	1.65%	3.20%	16.47%	16.38%	12.34%	14.95%	10.56%	7.91%	12/20/83	$.500			$26.90
12/31/83	$27.33	.33%	1.53%	16.88%	16.88%	12.84%	14.68%	10.30%	7.84%
1/31/84	$27.26	-.26%	1.75%	-.26%	14.22%	13.74%	13.75%	10.36%	7.77%
2/29/84	$25.59	-1.54%	-1.47%	-1.79%	9.81%	12.68%	13.78%	10.14%	7.57%	3/20/84	$.420		$.830	$25.67
3/31/84	$25.72	.51%	-1.31%	-1.31%	7.75%	11.87%	12.82%	10.59%	7.58%
4/30/84	$25.62	-.39%	-1.44%	-1.69%	.52%	12.47%	12.69%	10.90%	7.51%
5/31/84	$23.99	-4.68%	-4.57%	-6.30%	-2.45%	10.30%	11.76%	10.78%	7.19%	6/20/84	$.430			$24.39
6/30/84	$24.14	.63%	-4.49%	-5.74%	-3.72%	10.77%	11.14%	11.05%	7.19%
7/31/84	$23.79	-1.45%	-5.51%	-7.10%	-2.50%	10.66%	10.70%	11.30%	7.03%
8/31/84	$25.36	8.41%	7.50%	.71%	4.29%	14.98%	11.60%	13.03%	7.49%	9/20/84	$.430			$25.48
9/30/84	$25.47	.43%	7.29%	1.14%	2.68%	17.05%	11.82%	13.85%	7.38%
10/31/84	$25.76	1.14%	10.11%	2.29%	4.34%	15.88%	13.66%	12.78%	7.41%
11/30/84	$25.50	.74%	2.33%	3.04%	3.38%	13.73%	12.92%	13.10%	7.44%	12/20/84	$.450			$25.84

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/84	$25.92	1.65%	3.54%	4.72%	4.72%	15.57%	12.85%	13.21%	7.58%
1/31/85	$27.11	4.59%	7.07%	4.59%	9.80%	17.40%	13.01%	12.72%	7.63%
2/28/85	$26.66	1.26%	7.65%	5.90%	12.94%	18.64%	13.77%	12.29%	7.67%	3/20/85	$.420		$.370	$26.49
3/31/85	$26.81	.56%	6.52%	6.52%	13.02%	18.35%	15.58%	12.25%	7.76%
4/30/85	$27.20	1.46%	3.33%	8.07%	15.11%	17.54%	14.44%	12.04%	7.68%
5/31/85	$28.33	5.74%	7.88%	14.27%	27.73%	20.30%	14.69%	12.41%	7.97%	6/20/85	$.430			$28.35
6/30/85	$28.82	1.73%	9.13%	16.24%	29.13%	21.57%	14.46%	12.09%	8.27%
7/31/85	$28.89	.24%	7.83%	16.52%	31.34%	21.53%	13.48%	12.57%	8.18%
8/31/85	$28.53	.24%	2.22%	16.80%	21.47%	17.92%	13.74%	12.76%	8.04%	9/20/85	$.430			$27.93
9/30/85	$28.36	-.60%	-.08%	16.15%	20.26%	17.09%	13.52%	12.94%	7.84%
10/31/85	$29.52	4.09%	3.75%	20.90%	23.77%	15.24%	14.07%	12.72%	7.90%
11/30/85	$30.79	5.72%	9.39%	27.82%	29.93%	16.06%	13.75%	13.20%	8.14%	12/20/85	$.420			$31.76
12/31/85	$31.93	3.70%	14.08%	32.50%	32.50%	17.49%	14.79%	13.47%	8.34%
1/31/86	$32.28	1.10%	10.80%	1.10%	28.07%	17.11%	15.66%	12.58%	8.31%
2/28/86	$32.25	6.75%	11.92%	7.93%	35.00%	18.74%	16.88%	13.21%	8.70%	3/20/86	$.420		$1.790	$33.51
3/31/86	$33.78	4.75%	12.77%	12.77%	40.28%	19.54%	17.29%	13.47%	9.03%
4/30/86	$33.29	-1.45%	9.93%	11.14%	36.26%	16.39%	17.41%	13.39%	8.83%
5/31/86	$33.81	2.82%	6.14%	14.27%	32.51%	18.18%	17.82%	13.68%	9.17%	6/20/86	$.420			$33.75
6/30/86	$34.28	1.39%	2.74%	15.86%	32.06%	17.97%	18.31%	13.41%	9.35%
7/31/86	$32.92	-3.97%	.12%	11.27%	26.52%	17.45%	17.63%	13.01%	9.22%
8/31/86	$34.38	5.65%	2.87%	17.55%	33.30%	19.09%	19.74%	13.57%	9.92%	9/19/86	$.400			$32.78
9/30/86	$32.67	-4.97%	-3.53%	11.77%	27.50%	16.33%	19.72%	12.80%	9.66%
10/31/86	$34.03	4.16%	4.64%	16.42%	27.59%	18.11%	19.70%	13.33%	9.64%
11/30/86	$32.76	2.56%	1.51%	19.40%	23.82%	18.45%	18.78%	13.47%	9.60%	12/19/86	$.380		$1.760	$33.11

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/86	$32.62	-.43%	6.30%	18.81%	18.81%	18.13%	19.43%	12.86%	9.57%
1/31/87	$35.62	9.20%	11.44%	9.20%	28.33%	21.75%	21.61%	14.22%	9.67%
2/28/87	$36.37	3.14%	12.15%	12.63%	24.30%	23.66%	22.83%	14.60%	9.83%	3/20/87	$.370			$37.58
3/31/87	$36.91	1.48%	14.27%	14.27%	20.39%	24.04%	22.86%	14.84%	9.69%
4/30/87	$36.40	-1.38%	3.19%	12.69%	20.47%	23.63%	21.66%	14.57%	9.40%
5/31/87	$36.33	.91%	.99%	13.71%	18.22%	26.01%	22.22%	14.78%	9.68%	6/19/87	$.400			$37.82
6/30/87	$37.62	3.55%	3.00%	17.69%	20.69%	27.21%	23.42%	14.83%	9.79%
7/31/87	$38.67	2.79%	7.36%	20.98%	29.19%	29.00%	24.02%	15.24%	9.70%
8/31/87	$39.27	2.72%	9.33%	24.26%	25.53%	26.71%	22.39%	15.71%	9.89%	9/18/97	$.450			$38.10
9/30/87	$38.58	-1.76%	3.77%	22.13%	29.82%	25.79%	21.59%	15.53%	9.70%
10/31/87	$33.66	-12.75%	-11.93%	6.55%	8.74%	19.75%	16.25%	14.24%	9.14%
11/30/87	$29.43	-3.21%	-17.04%	3.13%	2.69%	18.17%	14.70%	13.57%	8.97%	12/18/87	$.480		$2.670	$30.84
12/31/87	$30.72	4.38%	-12.24%	7.18%	7.18%	19.05%	15.61%	14.03%	9.10%
1/31/88	$32.05	4.33%	4.94%	4.33%	2.40%	18.95%	16.12%	15.00%	9.48%
2/29/88	$32.73	3.40%	12.61%	7.88%	2.68%	19.78%	16.34%	15.52%	9.70%	3/18/88	$.410			$32.83
3/31/88	$31.84	-2.72%	4.94%	4.94%	-1.57%	18.46%	15.14%	14.95%	9.54%
4/30/88	$32.00	.50%	1.09%	5.47%	.31%	18.09%	13.76%	14.39%	9.21%
5/31/88	$31.77	.59%	-1.65%	6.10%	.04%	16.14%	14.30%	14.36%	9.12%	6/20/88	$.420			$32.45
6/30/88	$32.82	3.30%	4.41%	9.57%	-.22%	16.72%	14.61%	14.83%	9.23%
7/31/88	$32.50	-.98%	2.88%	8.50%	-3.88%	16.25%	15.01%	14.27%	9.23%
8/31/88	$31.85	-2.00%	.25%	6.33%	-8.32%	15.36%	14.24%	13.65%	9.00%
9/30/88	$32.38	2.99%	-.06%	9.51%	-3.90%	16.74%	14.46%	13.98%	8.90%	9/20/88	$.420			$32.26
10/31/88	$33.01	1.95%	2.89%	11.64%	12.29%	15.93%	15.01%	14.98%	8.96%
11/30/88	$32.64	-1.12%	3.82%	10.39%	15.23%	13.39%	14.37%	14.66%	8.66%
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/88	$32.09	1.04%	1.85%	11.55%	11.55%	12.41%	14.53%	14.61%	8.94%	12/20/88	$.430		$.460	$32.06
1/31/89	$33.87	5.55%	5.45%	5.55%	12.85%	14.03%	15.83%	14.79%	9.26%
2/28/89	$33.08	-2.33%	4.16%	3.08%	6.59%	10.79%	15.65%	14.71%	9.34%
3/31/89	$33.11	1.38%	4.51%	4.51%	11.07%	9.59%	15.85%	14.33%	9.24%	3/20/89	$.420			$32.67
4/30/89	$34.39	3.87%	2.84%	8.55%	14.80%	11.53%	16.82%	14.74%	9.35%
5/31/89	$35.46	3.11%	8.58%	11.92%	17.70%	11.63%	18.68%	15.16%	9.56%
6/30/89	$35.14	.34%	7.46%	12.30%	14.32%	11.24%	18.61%	14.82%	9.86%	6/20/89	$.440			$35.19
7/31/89	$37.27	6.06%	9.73%	19.11%	22.44%	14.99%	20.37%	15.43%	10.40%
8/31/89	$37.83	1.50%	8.02%	20.90%	26.82%	13.44%	18.79%	15.14%	10.27%
9/30/89	$36.94	-1.19%	6.37%	19.45%	21.67%	14.93%	18.41%	15.07%	10.30%	9/20/89	$.440			$37.07
10/31/89	$36.62	-.87%	-.58%	18.42%	18.31%	13.05%	17.93%	15.78%	10.00%
11/30/89	$37.20	1.58%	-.50%	20.29%	21.55%	12.71%	18.14%	15.49%	10.27%
12/31/89	$36.85	2.27%	2.99%	23.02%	23.02%	13.72%	18.28%	15.53%	10.53%	12/20/89	$.460		$.710	$36.12
1/31/90	$35.30	-4.21%	-.48%	-4.21%	11.65%	8.86%	16.22%	14.61%	10.58%
2/28/90	$35.79	1.39%	-.67%	-2.88%	15.91%	8.25%	16.25%	15.01%	10.39%
3/31/90	$35.95	1.64%	-1.28%	-1.28%	16.21%	8.31%	16.50%	16.04%	10.48%	3/20/90	$.430			$36.17
4/30/90	$35.28	-1.87%	1.13%	-3.12%	9.79%	8.13%	15.72%	15.08%	10.81%
5/31/90	$37.67	6.78%	6.50%	3.44%	13.70%	10.20%	15.95%	15.32%	11.47%
6/30/90	$37.10	-.32%	4.44%	3.11%	12.96%	8.81%	15.48%	14.97%	11.62%	6/20/90	$.450			$37.23
7/31/90	$37.18	.22%	6.66%	3.33%	6.73%	7.90%	15.47%	14.47%	11.30%
8/31/90	$34.81	-6.38%	-6.48%	-3.26%	-1.55%	4.60%	13.90%	13.82%	10.76%
9/30/90	$33.20	-3.30%	-9.26%	-6.44%	-3.65%	4.05%	13.27%	13.39%	10.42%	9/20/90	$.470			$33.68
10/31/90	$32.80	-1.21%	-10.55%	-7.57%	-3.98%	8.45%	12.10%	13.08%	10.42%
11/30/90	$34.83	6.19%	1.45%	-1.85%	.38%	12.02%	12.20%	12.97%	10.59%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/90	$35.03	2.84%	7.89%	.94%	.94%	11.47%	12.02%	13.40%	10.43%	12/20/90	$.460		$.330	$35.01
1/31/91	$36.46	4.08%	13.66%	4.08%	9.67%	11.38%	12.67%	14.15%	10.42%
2/28/91	$38.06	4.39%	11.74%	8.65%	12.92%	11.74%	12.22%	14.50%	10.64%
3/31/91	$37.98	.94%	9.67%	9.67%	12.14%	13.12%	11.39%	14.30%	10.52%	3/20/91	$.430			$37.40
4/30/91	$38.38	1.06%	6.47%	10.82%	15.47%	13.33%	11.95%	14.65%	10.46%
5/31/91	$39.85	3.83%	5.91%	15.07%	12.29%	14.54%	12.17%	14.96%	10.82%
6/30/91	$37.85	-3.90%	.83%	10.58%	8.25%	11.81%	10.98%	14.58%	10.65%	6/20/91	$.450			$38.26
7/31/91	$38.85	2.64%	2.41%	13.50%	10.87%	13.15%	12.46%	15.02%	10.99%
8/31/91	$39.56	1.83%	.44%	15.58%	20.59%	14.61%	11.63%	15.62%	10.85%
9/30/91	$39.13	.03%	4.55%	15.61%	24.73%	13.50%	12.78%	16.20%	10.91%	9/20/91	$.440			$38.98
10/31/91	$39.52	1.00%	2.88%	16.76%	27.51%	13.15%	12.08%	15.83%	11.06%
11/30/91	$38.28	-3.14%	-2.15%	13.10%	16.31%	12.37%	10.82%	14.73%	10.90%
12/31/91	$40.09	6.74%	4.42%	20.72%	20.72%	14.45%	12.37%	15.85%	10.90%	12/20/91	$.440		$.290	$37.96
1/31/92	$40.08	-.02%	3.37%	-.02%	15.96%	12.40%	10.41%	15.87%	10.85%
2/29/92	$41.01	2.32%	9.19%	2.30%	13.66%	14.16%	10.24%	16.36%	10.87%
3/31/92	$39.93	-1.62%	.64%	.64%	10.79%	13.02%	9.56%	16.02%	10.73%	3/20/92	$.420			$40.32
4/30/92	$40.91	2.46%	3.13%	3.11%	12.32%	12.50%	10.40%	15.89%	10.79%
5/31/92	$41.42	1.25%	2.05%	4.40%	9.53%	11.82%	10.48%	16.20%	10.79%
6/30/92	$40.77	-.50%	3.22%	3.87%	13.40%	11.51%	9.60%	16.31%	10.92%	6/19/92	$.440			$40.44
7/31/92	$41.95	2.90%	3.66%	6.88%	13.68%	10.39%	9.62%	16.60%	11.14%
8/31/92	$41.07	-2.10%	.24%	4.64%	9.29%	9.07%	8.57%	15.28%	10.80%
9/30/92	$41.42	1.92%	2.67%	6.65%	11.36%	10.20%	9.37%	15.32%	10.95%	9/18/92	$.440			$41.57
10/31/92	$41.24	-.43%	-.65%	6.19%	9.79%	10.36%	12.30%	14.26%	10.90%
11/30/92	$42.24	2.42%	3.94%	8.76%	16.09%	10.67%	13.68%	14.14%	10.79%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/92	$42.44	1.66%	3.67%	10.57%	10.57%	10.45%	13.08%	14.34%	10.86%	12/18/92	$.430		$.070	$42.29
1/31/93	$43.32	2.08%	6.29%	2.08%	12.89%	12.81%	12.58%	14.34%	11.19%
2/28/93	$44.56	2.86%	6.74%	5.00%	13.49%	13.35%	12.47%	14.39%	11.51%
3/31/93	$44.80	1.53%	6.60%	6.60%	17.11%	13.31%	13.43%	14.28%	11.64%	3/19/93	$.440			$44.87
4/30/93	$45.18	.85%	5.32%	7.50%	15.27%	14.35%	13.51%	13.63%	11.87%
5/31/93	$46.09	2.02%	4.45%	9.67%	16.15%	12.62%	13.84%	14.07%	12.04%
6/30/93	$46.23	1.25%	4.17%	11.04%	18.20%	13.21%	13.38%	13.99%	12.15%	6/18/93	$.430			$45.42
7/31/93	$46.33	.22%	3.52%	11.28%	15.12%	13.21%	13.65%	14.33%	11.97%
8/31/93	$47.86	3.30%	4.82%	14.96%	21.47%	16.98%	14.85%	14.55%	12.18%
9/30/93	$47.27	-.39%	3.12%	14.51%	18.71%	18.14%	14.09%	14.27%	11.85%	9/20/93	$.400			$46.88
10/31/93	$47.64	.78%	3.70%	15.40%	20.16%	18.93%	13.83%	14.42%	11.86%
11/30/93	$47.30	-.71%	-.33%	14.58%	16.48%	16.29%	13.92%	14.15%	12.34%
12/31/93	$46.40	1.20%	1.26%	15.95%	15.95%	15.67%	13.96%	14.24%	12.25%	12/20/93	$.400		$1.060	$46.21
1/31/94	$48.25	3.99%	4.48%	3.99%	18.12%	15.64%	13.62%	14.72%	12.52%
2/28/94	$47.25	-2.07%	3.05%	1.83%	12.46%	13.20%	13.68%	14.66%	12.38%
3/31/94	$45.31	-3.05%	-1.27%	-1.27%	7.39%	11.69%	12.67%	14.25%	12.40%	3/18/94	$.430		$.090	$46.99
4/30/94	$45.48	.37%	-4.70%	-.90%	6.90%	11.44%	11.90%	14.34%	12.60%
5/31/94	$46.05	1.26%	-1.46%	.34%	6.10%	10.51%	11.50%	15.03%	12.88%
6/30/94	$44.85	-1.70%	-.10%	-1.36%	3.00%	11.35%	11.04%	14.76%	12.89%	6/20/94	$.430			$46.24
7/31/94	$46.17	2.95%	2.46%	1.54%	5.80%	11.46%	10.38%	15.26%	13.27%
8/31/94	$47.51	2.90%	4.13%	4.49%	5.39%	11.84%	10.68%	14.67%	13.85%
9/30/94	$45.95	-2.37%	3.42%	2.01%	3.30%	10.94%	10.41%	14.34%	14.10%	9/20/94	$.440			$46.61
10/31/94	$46.58	1.37%	1.84%	3.41%	3.90%	11.08%	10.91%	14.37%	13.57%
11/30/94	$45.47	-2.39%	-3.39%	.95%	2.16%	11.37%	10.03%	14.01%	13.55%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/94	$45.21	1.04%	-.02%	1.99%	1.99%	9.35%	9.77%	13.94%	13.57%	12/20/94	$.490		$.240	$45.19
1/31/95	$46.01	1.77%	.37%	1.77%	-.19%	10.00%	11.10%	13.63%	13.17%
2/28/95	$47.69	3.65%	6.58%	5.49%	5.65%	10.48%	11.59%	13.90%	13.09%
3/31/95	$48.24	2.25%	7.85%	7.85%	11.40%	11.90%	11.72%	14.08%	13.16%	3/20/95	$.450		$.060	$47.50
4/30/95	$49.38	2.37%	8.47%	10.39%	13.61%	11.87%	12.67%	14.19%	13.11%
5/31/95	$51.67	4.64%	9.52%	15.51%	17.42%	13.11%	12.21%	14.07%	13.23%
6/30/95	$51.63	.85%	8.03%	16.50%	20.46%	13.61%	12.48%	13.97%	13.03%	6/14/95	$.480			$51.52
7/31/95	$52.75	2.17%	7.82%	19.03%	19.55%	13.35%	12.91%	14.18%	13.37%
8/31/95	$53.50	1.42%	4.51%	20.72%	17.83%	14.69%	14.73%	14.32%	13.54%
9/30/95	$53.98	1.79%	5.48%	22.88%	22.86%	14.64%	15.92%	14.59%	13.76%	9/15/95	$.480			$54.21
10/31/95	$53.25	-1.35%	1.84%	21.22%	19.56%	14.28%	15.88%	13.97%	13.35%
11/30/95	$55.32	3.89%	4.32%	25.93%	27.24%	14.83%	15.37%	13.78%	13.49%
12/31/95	$54.60	1.65%	4.18%	28.02%	28.02%	14.83%	15.11%	13.55%	13.51%	12/15/95	$.770		$.850	$54.06
1/31/96	$55.54	1.72%	7.42%	1.72%	27.96%	14.69%	14.58%	13.62%	13.10%
2/29/96	$55.64	.18%	3.59%	1.91%	23.67%	13.69%	13.64%	12.93%	13.06%
3/31/96	$55.71	1.14%	3.06%	3.06%	22.34%	13.54%	13.69%	12.53%	13.00%	3/15/96	$.460	$.010	$.090	$55.67
4/30/96	$56.73	1.83%	3.17%	4.95%	21.70%	13.91%	13.86%	12.90%	13.14%
5/31/96	$57.11	.67%	3.68%	5.65%	17.09%	13.41%	13.16%	12.66%	13.17%
6/30/96	$56.42	-.33%	2.18%	5.30%	15.71%	12.81%	13.99%	12.47%	12.94%	6/14/96	$.500			$56.23
7/31/96	$54.99	-2.54%	-2.21%	2.63%	10.38%	11.77%	12.81%	12.64%	12.82%
8/31/96	$56.12	2.05%	-.86%	4.74%	11.07%	11.32%	12.86%	12.24%	12.91%
9/30/96	$57.15	2.73%	2.18%	7.60%	12.09%	12.47%	13.47%	13.12%	12.96%	9/18/96	$.500			$56.92
10/31/96	$58.23	1.89%	6.82%	9.64%	15.78%	12.88%	13.67%	12.87%	13.10%
11/30/96	$61.77	6.08%	11.04%	16.30%	18.22%	15.40%	15.75%	13.26%	13.36%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/96	$59.82	-1.33%	6.65%	14.75%	14.75%	14.43%	13.95%	13.16%	13.01%	12/18/96	$.530	$.140	$.450	$59.26
1/31/97	$61.18	2.28%	7.05%	2.28%	15.38%	13.79%	14.47%	12.42%	13.32%
2/28/97	$61.51	.54%	1.46%	2.83%	15.79%	14.80%	14.07%	12.14%	13.36%
3/31/97	$59.76	-1.67%	1.11%	1.11%	12.58%	15.34%	14.05%	11.78%	13.30%	3/27/97	$.510	$.050	$.170	$60.27
4/30/97	$61.47	2.86%	1.69%	4.01%	13.73%	16.28%	14.14%	12.25%	13.41%
5/31/97	$64.22	4.47%	5.67%	8.66%	18.02%	17.51%	14.86%	12.65%	13.71%
6/30/97	$65.78	3.26%	10.96%	12.20%	22.27%	19.45%	15.71%	12.62%	13.72%	6/26/97	$.530			$65.68
7/31/97	$69.97	6.37%	14.74%	19.35%	33.44%	20.76%	16.49%	13.00%	14.11%
8/31/97	$68.50	-2.10%	7.52%	16.84%	28.01%	18.77%	16.49%	12.46%	14.08%
9/30/97	$70.38	3.58%	7.86%	21.03%	29.06%	21.14%	16.86%	13.05%	14.29%	9/26/97	$.570			$70.17
10/31/97	$68.98	-1.99%	-.61%	18.62%	24.15%	19.78%	16.49%	14.38%	14.31%
11/30/97	$69.75	1.12%	2.66%	19.94%	18.34%	21.20%	16.20%	14.93%	14.22%
12/31/97	$66.78	1.06%	.15%	21.21%	21.21%	21.20%	16.06%	14.56%	14.29%	12/29/97	$.610	$.380	$2.670	$65.99
1/31/98	$66.83	.08%	2.26%	.08%	18.59%	20.52%	15.60%	14.08%	14.54%
2/28/98	$69.02	3.28%	4.45%	3.36%	21.83%	20.38%	15.69%	14.07%	14.79%
3/31/98	$69.78	3.09%	6.55%	6.55%	27.71%	20.72%	16.05%	14.73%	14.84%	3/27/98	$.560	$.050	$.760	$69.72
4/30/98	$70.60	1.18%	7.71%	7.80%	25.61%	20.24%	16.13%	14.81%	14.60%
5/31/98	$69.68	-1.30%	2.94%	6.39%	18.67%	17.93%	15.36%	14.59%	14.47%
6/30/98	$69.39	.37%	.23%	6.80%	15.36%	17.74%	15.15%	14.26%	14.55%	6/26/98	$.550			$69.07
7/31/98	$67.17	-3.20%	-4.10%	3.38%	4.98%	15.64%	14.36%	14.00%	14.14%
8/31/98	$61.78	-8.02%	-10.64%	-4.91%	-1.37%	11.93%	11.73%	13.28%	13.47%
9/30/98	$63.34	3.42%	-7.93%	-1.67%	-1.53%	12.52%	12.57%	13.33%	13.65%	9/28/98	$.560			$64.44
10/31/98	$66.12	4.39%	-.71%	2.65%	4.89%	14.66%	13.37%	13.60%	14.29%
11/30/98	$68.60	3.75%	12.00%	6.50%	7.62%	14.61%	14.37%	14.15%	14.40%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/98	$65.22	.18%	8.51%	6.70%	6.70%	14.06%	14.14%	14.05%	14.33%	12/29/98	$.560	$.230	$2.700	$64.88
1/31/99	$65.48	.40%	4.36%	.40%	7.04%	13.56%	13.34%	13.48%	14.13%
2/28/99	$64.61	-1.33%	-.75%	-.93%	2.27%	12.99%	13.51%	13.60%	14.15%
3/31/99	$65.81	3.78%	2.82%	2.82%	2.97%	13.97%	15.07%	13.86%	14.09%	3/29/99	$.540	$.020	$.700	$66.56
4/30/99	$70.61	7.29%	9.88%	10.31%	9.18%	15.97%	16.61%	14.23%	14.49%
5/31/99	$70.40	-.30%	11.02%	9.99%	10.30%	15.60%	16.26%	13.85%	14.51%
6/30/99	$71.80	2.75%	9.92%	13.01%	12.90%	16.78%	17.29%	14.12%	14.47%	6/28/99	$.530			$70.90
7/31/99	$70.44	-1.89%	.50%	10.87%	14.43%	17.04%	16.17%	13.24%	14.33%
8/31/99	$69.71	-1.04%	-.24%	9.72%	23.12%	15.84%	15.26%	12.95%	14.04%
9/30/99	$67.45	-2.45%	-5.28%	7.04%	16.14%	13.86%	15.25%	12.80%	13.93%	9/28/99	$.550			$66.88
10/31/99	$68.10	.97%	-2.53%	8.07%	12.33%	13.51%	15.15%	13.01%	14.39%
11/30/99	$68.67	.84%	-.68%	8.97%	9.18%	11.61%	15.91%	12.93%	14.20%
12/31/99	$65.71	2.82%	4.70%	12.06%	12.06%	13.16%	16.31%	12.99%	14.25%	12/28/99	$.600	$.660	$3.600	$65.13
1/31/00	$63.58	-3.24%	.32%	-3.24%	8.00%	11.09%	15.14%	13.10%	13.85%
2/29/00	$61.82	-2.77%	-3.26%	-5.92%	6.42%	9.86%	13.68%	12.63%	13.81%
3/31/00	$63.76	7.62%	1.25%	1.25%	10.36%	13.21%	14.85%	13.28%	14.65%	3/29/00	$.620		$2.110	$62.85
4/30/00	$64.63	1.37%	6.06%	2.63%	4.25%	12.66%	14.63%	13.64%	14.36%
5/31/00	$65.46	1.29%	10.49%	3.94%	5.91%	11.50%	13.88%	13.04%	14.18%
6/30/00	$62.43	-3.71%	-1.14%	.09%	-.75%	8.93%	12.83%	12.66%	13.81%	6/28/00	$.610			$63.21
7/31/00	$63.46	1.65%	-.86%	1.74%	2.83%	7.30%	12.72%	12.81%	13.64%
8/31/00	$65.77	3.64%	1.44%	5.44%	7.69%	9.36%	13.21%	13.97%	13.90%
9/30/00	$65.06	-.13%	5.22%	5.31%	10.25%	8.04%	12.77%	14.34%	13.86%	9/27/00	$.620			$64.48
10/31/00	$66.61	2.38%	5.98%	7.82%	11.80%	9.62%	13.62%	14.74%	13.91%
11/30/00	$66.97	.54%	2.81%	8.40%	11.46%	9.41%	12.87%	14.12%	13.54%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/00	$63.42	6.22%	9.33%	15.13%	15.13%	11.24%	13.87%	14.49%	13.94%	12/27/00	$.620	$.220	$6.890	$63.59
1/31/01	$64.72	2.05%	8.98%	2.05%	21.42%	11.97%	13.94%	14.26%	14.21%
2/28/01	$65.09	.57%	9.01%	2.63%	25.61%	10.98%	14.03%	13.84%	14.17%
3/31/01	$63.50	-.66%	1.96%	1.96%	15.94%	9.62%	13.62%	13.65%	13.98%	3/28/01	$.560	$.190	$.400	$63.00
4/30/01	$66.04	4.00%	3.90%	6.03%	18.95%	10.63%	14.11%	13.98%	14.32%
5/31/01	$67.66	2.45%	5.85%	8.64%	20.32%	12.02%	14.50%	13.83%	14.40%
6/30/01	$66.25	-1.28%	5.19%	7.25%	23.36%	11.39%	14.29%	14.14%	14.36%	6/27/01	$.540			$65.79
7/31/01	$67.05	1.21%	2.36%	8.54%	22.83%	13.07%	15.15%	13.98%	14.50%
8/31/01	$66.49	-.84%	-.92%	7.63%	17.52%	15.94%	14.49%	13.67%	14.64%
9/30/01	$62.24	-5.56%	-5.22%	1.65%	11.12%	12.48%	12.58%	13.02%	14.60%	9/26/01	$.540			$60.89
10/31/01	$63.05	1.30%	-5.14%	2.97%	9.96%	11.36%	12.45%	13.06%	14.43%
11/30/01	$66.26	5.09%	.54%	8.22%	14.94%	11.83%	12.24%	13.98%	14.35%
12/31/01	$65.42	1.70%	8.27%	10.06%	10.06%	12.39%	12.92%	13.43%	14.63%	12/27/01	$.500	$.240	$1.220	$65.20
1/31/02	$65.42	.00%	6.88%	.00%	7.84%	12.25%	12.42%	13.43%	14.65%
2/28/02	$65.92	.77%	2.48%	.77%	8.04%	13.03%	12.47%	13.26%	14.80%
3/31/02	$67.01	2.49%	3.28%	3.28%	11.48%	12.57%	13.40%	13.73%	14.87%	3/26/02	$.440	$.030	$.080	$66.52
4/30/02	$66.04	-1.45%	1.78%	1.78%	5.63%	9.42%	12.43%	13.28%	14.58%
5/31/02	$66.84	1.21%	2.23%	3.01%	4.36%	9.97%	11.72%	13.28%	14.73%
6/30/02	$64.57	-2.69%	-2.93%	.25%	2.88%	8.00%	10.41%	13.03%	14.66%	6/26/02	$.470			$63.74
7/31/02	$61.19	-5.24%	-6.66%	-5.00%	-3.68%	6.75%	7.88%	12.10%	14.33%
8/31/02	$62.46	2.08%	-5.87%	-3.03%	-.85%	7.86%	8.79%	12.57%	13.92%
9/30/02	$58.32	-5.87%	-8.94%	-8.71%	-1.17%	6.59%	6.73%	11.68%	13.48%	9/26/02	$.490			$59.82
10/31/02	$59.56	2.13%	-1.86%	-6.77%	-.36%	7.00%	7.61%	11.97%	13.11%
11/30/02	$63.16	6.05%	1.95%	-1.14%	.55%	8.80%	8.64%	12.36%	13.24%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/02	$60.75	-1.82%	6.33%	-2.94%	-2.94%	7.14%	8.01%	11.96%	13.14%	12/27/02	$.480	$.120	$.650	$60.37
1/31/03	$59.70	-1.73%	2.31%	-1.73%	-4.62%	7.69%	7.62%	11.54%	12.93%
2/28/03	$58.97	-1.23%	-4.70%	-2.93%	-6.50%	8.26%	6.67%	11.09%	12.72%
3/31/03	$58.57	.08%	-2.86%	-2.86%	-8.71%	5.67%	6.04%	10.93%	12.59%	3/27/03	$.440	$.010		$59.18
4/30/03	$61.69	5.33%	4.12%	2.32%	-2.42%	7.03%	6.90%	11.41%	12.52%
5/31/03	$65.37	5.97%	11.70%	8.42%	2.15%	8.66%	8.43%	11.84%	12.95%
6/30/03	$65.32	.65%	12.32%	9.12%	5.64%	10.27%	8.48%	11.77%	12.87%	6/26/03	$.470			$65.65
7/31/03	$66.58	1.93%	8.70%	11.22%	13.63%	10.37%	9.61%	11.96%	13.14%
8/31/03	$67.92	2.02%	4.65%	13.46%	13.56%	9.79%	11.90%	11.82%	13.17%
9/30/03	$67.41	-.19%	3.78%	13.25%	20.40%	9.77%	11.11%	11.84%	13.05%	9/26/03	$.380			$67.19
10/31/03	$69.98	3.82%	5.71%	17.57%	22.40%	10.27%	10.99%	12.17%	13.29%
11/30/03	$70.90	1.32%	4.98%	19.11%	16.94%	10.55%	10.46%	12.40%	13.27%
12/31/03	$73.04	4.48%	9.88%	24.44%	24.44%	9.95%	11.39%	12.76%	13.50%	12/29/03	$.370	$.300	$.360	$72.82
1/31/04	$75.17	2.92%	8.94%	2.92%	30.32%	10.26%	11.94%	12.64%	13.68%
2/29/04	$76.40	1.64%	9.28%	4.60%	34.09%	10.65%	12.61%	13.06%	13.86%
3/31/04	$75.42	-.55%	4.03%	4.03%	33.25%	10.69%	11.65%	13.35%	13.80%	3/29/04	$.370		$.190	$75.07
4/30/04	$73.96	-1.94%	-.87%	2.02%	24.06%	8.54%	9.66%	13.09%	13.71%
5/31/04	$74.28	.43%	-2.05%	2.46%	17.60%	7.83%	9.82%	12.99%	14.01%
6/30/04	$75.23	1.81%	.27%	4.31%	18.95%	8.94%	9.62%	13.39%	14.08%	6/28/04	$.390			$74.85
7/31/04	$73.90	-1.77%	.44%	2.47%	14.65%	7.86%	9.65%	12.86%	14.06%
8/31/04	$74.17	.37%	.37%	2.84%	12.78%	8.29%	9.95%	12.58%	13.62%
9/30/04	$75.15	1.90%	.47%	4.80%	15.15%	11.08%	10.92%	13.06%	13.70%	9/28/04	$.430			$74.92
10/31/04	$76.38	1.64%	3.95%	6.52%	12.75%	11.20%	11.07%	13.09%	13.73%
11/30/04	$79.11	3.57%	7.27%	10.33%	15.25%	10.66%	11.66%	13.77%	13.89%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/04	$79.35	2.71%	8.12%	13.31%	13.31%	11.03%	11.63%	13.95%	13.95%	12/29/04	$.410	$.300	$1.190	$79.30
1/31/05	$78.35	-1.26%	5.04%	-1.26%	8.70%	10.56%	12.09%	13.61%	13.62%
2/28/05	$79.76	1.80%	3.24%	.51%	8.87%	10.93%	13.13%	13.40%	13.65%
3/31/05	$78.64	-.60%	-.10%	-.10%	8.81%	9.80%	11.34%	13.08%	13.58%	3/29/05	$.420	$.006	$.204	$77.82
4/30/05	$77.56	-1.38%	-.21%	-1.47%	9.45%	9.83%	10.73%	12.66%	13.42%
5/31/05	$79.01	1.87%	-.13%	.37%	10.99%	10.06%	10.86%	12.36%	13.21%
6/30/05	$79.03	.60%	1.06%	.97%	9.69%	11.29%	11.83%	12.33%	13.15%	6/28/05	$.450			$79.29
7/31/05	$80.83	2.27%	4.80%	3.27%	14.19%	14.16%	11.97%	12.34%	13.26%
8/31/05	$81.39	.70%	3.60%	3.98%	14.57%	13.64%	11.33%	12.26%	13.28%
9/30/05	$81.25	.41%	3.41%	4.41%	12.90%	16.10%	11.45%	12.11%	13.34%	9/28/05	$.470			$80.82
10/31/05	$80.26	-1.22%	-.12%	3.13%	9.72%	14.82%	10.65%	12.12%	13.04%
11/30/05	$81.92	2.07%	1.24%	5.27%	8.13%	13.37%	10.98%	11.93%	12.85%
12/31/05	$81.34	1.25%	2.08%	6.59%	6.59%	14.54%	9.93%	11.88%	12.71%	12/28/05	$.500	$.020	$1.090	$81.64
1/31/06	$83.59	2.77%	6.20%	2.77%	10.93%	16.26%	10.08%	12.00%	12.81%
2/28/06	$83.41	-.22%	3.83%	2.54%	8.75%	16.66%	9.91%	11.95%	12.44%
3/31/06	$83.67	.97%	3.54%	3.54%	10.47%	17.00%	10.27%	11.93%	12.23%	3/31/06	$.470		$.081	$83.67
4/30/06	$85.09	1.70%	2.47%	5.30%	13.90%	15.63%	9.78%	11.92%	12.41%
5/31/06	$84.08	-1.19%	1.47%	4.05%	10.49%	12.98%	8.98%	11.71%	12.19%
6/30/06	$83.57	.03%	.53%	4.09%	9.88%	12.76%	9.27%	11.75%	12.11%	6/29/06	$.540			$83.44
7/31/06	$84.21	.76%	-.39%	4.88%	8.25%	12.32%	9.17%	12.12%	12.38%
8/31/06	$85.27	1.25%	2.06%	6.20%	8.86%	12.04%	9.63%	12.03%	12.14%
9/30/06	$86.51	2.17%	4.26%	8.51%	10.78%	12.92%	11.37%	11.97%	12.54%	9/28/06	$.620			$86.52
10/31/06	$88.40	2.18%	5.72%	10.88%	14.59%	12.33%	11.57%	12.00%	12.44%
11/30/06	$89.51	1.25%	5.72%	12.28%	13.68%	12.31%	10.74%	11.48%	12.37%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
S & P 500 Index		1.90%	7.94%	14.20%	14.24%	11.81%	6.07%	8.05%	11.59%
Lehman Bros. Agg. Bond Index (LBAG)		1.16%	2.72%	4.94%	5.94%	4.25%	5.05%	6.20%	7.40%
Combined Index		1.60%	5.83%	10.44%	10.88%	8.80%	5.91%	7.65%	10.20%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14				FUNDRPT10:RMM:12/05/2006:13:11:34
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

Distribution Information	Standardized Returns

The Dodge & Cox Stock, Balanced and Income Funds declare and pay dividends (if any) quarterly in March, June, September and December. If the Funds have net capital gains for the year, they are distributed in December and, if necessary, again in March. Distributions in 2006 (if any) will be made to shareholders who own shares of the Funds on March 30, June 28, September 27 and December 27. Future dates are subject to change.

The Dodge & Cox International Stock Fund declares and pays dividends and capital gains (if any) annually in December. Distributions in 2006 (if any) will be made to shareholders who own shares of the Fund on December 27. Future dates are subject to change.

Stock Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.42	$0.00	$0.258	$143.81
6/28/06	6/29/06	6/30/06	$0.49	—	—	$144.39
9/27/06	9/28/06	9/29/06	$0.67	—	—	$150.78
12/27/06	12/28/06	12/29/06	—	—	—	—
2006 Year-to-Date Distributions:			$1.58	$0.00	$0.258

3/28/05	3/29/05	3/31/05	$0.42	$0.146	$0.604	$127.13
6/27/05	6/28/05	6/30/05	$0.43	—	—	$130.23
9/27/05	9/28/05	9/30/05	$0.43	—	—	$134.85
12/27/05	12/28/05	12/30/05	$0.42	$0.095	$2.490	$137.96
2005 Distributions:			$1.70	$0.241	$3.094

International Stock Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
12/27/06	12/28/06	12/29/06	—	—	—	—
2006 Year-to-Date Distributions:			—	—	—

12/27/05	12/28/05	12/30/05	$0.35	$0.044	$0.347	$35.03
2005 Distributions:			$0.35	$0.044	$0.347

Balanced Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.47	$0.00	$0.081	$83.67
6/28/06	6/29/06	6/30/06	$0.54	—	—	$83.44
9/27/06	9/28/06	9/29/06	$0.62	—	—	$86.52
12/27/06	12/28/06	12/29/06	—	—	—	—
2006 Year-to-Date Distributions:			$1.63	$0.00	$0.081

3/28/05	3/29/05	3/31/05	$0.42	$0.006	$0.204	$77.82
6/27/05	6/28/05	6/30/05	$0.45	—	—	$79.29
9/27/05	9/28/05	9/30/05	$0.47	—	—	$80.82
12/27/05	12/28/05	12/30/05	$0.50	$0.020	$1.090	$81.64
2005 Distributions:			$1.84	$0.026	$1.294

Income Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.15	$0.00	$0.00	$12.40
6/28/06	6/29/06	6/30/06	$0.15	—	—	$12.21
9/27/06	9/28/06	9/29/06	$0.16	—	—	$12.50
12/27/06	12/28/06	12/29/06	—	—	—	—
2006 Year-to-Date Distributions:			$0.46	$0.00	$0.00

3/28/05	3/29/05	3/31/05	$0.13	—	—	$12.63
6/27/05	6/28/05	6/30/05	$0.13	—	—	$12.78
9/27/05	9/28/05	9/30/05	$0.14	—	—	$12.65
12/27/05	12/28/05	12/30/05	$0.15	—	—	$12.54
2005 Distributions:			$0.55	—	—

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

10 Years of Historical Quarterly Returns	Standardized Returns

Stock Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	S&P 500 Index Annual
2006	5.30%	0.82%	4.81%
2005	0.11%	0.58%	5.46%	3.01%	9.36%	4.92%
2004	4.96%	1.06%	-0.25%	12.64%	19.16%	10.86%
2003	-5.29%	16.59%	5.23%	13.88%	32.35%	28.67%
2002	4.89%	-6.22%	-15.84%	8.06%	-10.52%	-22.10%
2001	0.95%	7.30%	-10.23%	12.44%	9.33%	-11.86%
2000	0.26%	-2.23%	6.24%	11.66%	16.30%	-9.10%
1999	4.53%	16.64%	-8.39%	7.62%	20.20%	21.06%
1998	9.72%	-1.06%	-14.30%	13.26%	5.39%	28.57%
1997	2.46%	15.42%	10.24%	-1.50%	28.41%	33.34%

International Stock Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	MSCI EAFE Index Annual
2006	9.91%	1.20%	3.31%
2005	1.80%	-0.06%	9.72%	4.60%	16.74%	13.54%
2004	7.71%	2.17%	3.64%	16.14%	32.46%	20.24%
2003	-11.70%	22.64%	18.46%	16.49%	49.42%	38.57%
2002	7.71%	-5.04%	-22.77%	10.00%	-13.11%	-15.94%
2001	N/A	N/A	-16.06%	13.93%	*	-14.88%*

*	International Stock Fund began operations on 5/1/2001. For the period 5/1/2001 through 12/31/2001 the Fund returned -7.09%. The MSCI EAFE’s total return was -14.88% over the same period.

Balanced Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	Combined Index Annual
2006	3.54%	0.53%	4.26%
2005	-0.10%	1.06%	3.41%	2.08%	6.59%	4.00%
2004	4.03%	0.27%	0.47%	8.12%	13.31%	8.27%
2003	-2.86%	12.32%	3.78%	9.88%	24.44%	18.45%
2002	3.28%	-2.93%	-8.94%	6.33%	-2.94%	-9.79%
2001	1.96%	5.19%	-5.22%	8.27%	10.06%	-3.71%
2000	1.25%	-1.14%	5.22%	9.33%	15.13%	-0.98%
1999	2.82%	9.92%	-5.28%	4.70%	12.06%	12.00%
1998	6.55%	0.23%	-7.93%	8.51%	6.70%	20.99%
1997	1.11%	10.96%	7.86%	0.15%	21.21%	23.62%

Income Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	LBAG Index Annual
2006	0.08%	0.00%	3.43%
2005	-0.47%	2.14%	-0.24%	0.55%	1.98%	2.43%
2004	1.86%	-2.07%	2.69%	1.17%	3.64%	4.34%
2003	1.42%	2.82%	0.54%	1.08%	5.97%	4.11%
2002	0.98%	3.12%	3.81%	2.46%	10.75%	10.27%
2001	3.82%	1.32%	4.24%	0.61%	10.32%	8.42%
2000	2.11%	1.32%	2.72%	4.17%	10.70%	11.63%
1999	-0.32%	-0.99%	0.43%	0.09%	-0.81%	-0.83%
1998	1.41%	2.41%	3.14%	0.90%	8.08%	8.67%
1997	-0.77%	3.68%	3.69%	3.12%	10.00%	9.68%

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance is published online at each month’s end. Please visit Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Long-Term Performance & Daily Prices

Standardized Returns as of September 30, 2006 (updated quarterly)

Dodge & Cox Fund/ Comparative Index	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	14.61%	18.19%	14.06%	14.47%	14.86%
S&P 500 Index	10.79%	12.28%	6.97%	8.59%	11.74%

International Stock Fund	20.18%	27.44%	21.32%	NA †	NA	†
MSCI EAFE Index	19.17%	22.31%	14.26%	NA †	NA	†

Balanced Fund	10.78%	12.92%	11.37%	11.97%	12.54%
Combined Index	7.95%	8.73%	6.37%	8.06%	10.31%

Income Fund	4.08%	3.41%	5.25%	6.68%	NA	‡
LBAG Index	3.67%	3.38%	4.81%	6.42%	NA	‡

Daily Prices as of December 5, 2006	Price	Change from previous day		Year-to-date performance
Stock Fund	$158.43	$	+ .76	16.92%
International Stock Fund	$43.60	$	+ .16	24.47%
Balanced Fund	$90.06	$	+ .29	12.97%
Income Fund	$12.78		No Change	5.75%

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through September 30, 2006 (5.42 years) was 15.11%. The MSCI EAFE’s total return was 8.43% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.
‡	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Income Fund’s inception through September 30, 2006 (17.75 years) was 7.93%. The LBAG’s total return was 7.61% over the same period.

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated,

investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance can be found in the table above. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

DODGE & COX INCOME FUND

	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/88	$10.00	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
1/31/89	$10.23	2.30%	N.A.	2.30%	N.A.	N.A.	N.A.	N.A.	N.A.
2/28/89	$10.10	-1.27%	N.A.	1.00%	N.A.	N.A.	N.A.	N.A.	N.A.
3/31/89	$10.06	.71%	1.72%	1.72%	N.A.	N.A.	N.A.	N.A.	N.A.	3/20/89	$.110			$9.92
4/30/89	$10.24	1.79%	1.21%	3.54%	N.A.	N.A.	N.A.	N.A.	N.A.
5/31/89	$10.52	2.73%	5.31%	6.37%	N.A.	N.A.	N.A.	N.A.	N.A.
6/30/89	$10.67	3.16%	7.88%	9.73%	N.A.	N.A.	N.A.	N.A.	N.A.	6/20/89	$.180			$10.52
7/31/89	$10.88	1.97%	8.07%	11.89%	N.A.	N.A.	N.A.	N.A.	N.A.
8/31/89	$10.68	-1.84%	3.26%	9.83%	N.A.	N.A.	N.A.	N.A.	N.A.
9/30/89	$10.55	.55%	.65%	10.44%	N.A.	N.A.	N.A.	N.A.	N.A.	9/20/89	$.190			$10.59
10/31/89	$10.83	2.65%	1.33%	13.37%	N.A.	N.A.	N.A.	N.A.	N.A.
11/30/89	$10.90	.65%	3.89%	14.11%	N.A.	N.A.	N.A.	N.A.	N.A.
12/31/89	$10.68	-.01%	3.30%	14.09%	14.09%	N.A.	N.A.	N.A.	N.A.	12/20/89	$.210		$.010	$10.75
1/31/90	$10.49	-1.78%	-1.16%	-1.78%	9.54%	N.A.	N.A.	N.A.	N.A.
2/28/90	$10.50	.10%	-1.70%	-1.69%	11.06%	N.A.	N.A.	N.A.	N.A.
3/31/90	$10.32	.18%	-1.51%	-1.51%	10.48%	N.A.	N.A.	N.A.	N.A.	3/20/90	$.200			$10.36
4/30/90	$10.18	-1.36%	-1.08%	-2.84%	7.06%	N.A.	N.A.	N.A.	N.A.
5/31/90	$10.50	3.14%	1.93%	.21%	7.49%	N.A.	N.A.	N.A.	N.A.
6/30/90	$10.48	1.73%	3.51%	1.95%	6.00%	N.A.	N.A.	N.A.	N.A.	6/20/90	$.200			$10.39
7/31/90	$10.59	1.05%	6.03%	3.02%	5.05%	N.A.	N.A.	N.A.	N.A.
8/31/90	$10.42	-1.61%	1.15%	1.36%	5.29%	N.A.	N.A.	N.A.	N.A.
9/30/90	$10.29	.78%	.20%	2.15%	5.53%	N.A.	N.A.	N.A.	N.A.	9/20/90	$.210			$10.24
10/31/90	$10.40	1.07%	.22%	3.24%	3.90%	N.A.	N.A.	N.A.	N.A.
11/30/90	$10.66	2.50%	4.40%	5.83%	5.81%	N.A.	N.A.	N.A.	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14	FUNDRPT10:RMM:12/05/2006:13:11:43
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/90	$10.61	1.50%	5.15%	7.42%	7.42%	N.A.	N.A.	N.A.	N.A.	12/20/90	$.200		$.010	$10.60
1/31/91	$10.71	.94%	5.02%	.94%	10.39%	N.A.	N.A.	N.A.	N.A.
2/28/91	$10.84	1.21%	3.70%	2.17%	11.63%	N.A.	N.A.	N.A.	N.A.
3/31/91	$10.76	1.13%	3.32%	3.32%	12.68%	N.A.	N.A.	N.A.	N.A.	3/20/91	$.200			$10.64
4/30/91	$10.89	1.21%	3.59%	4.57%	15.61%	N.A.	N.A.	N.A.	N.A.
5/31/91	$10.95	.55%	2.91%	5.15%	12.70%	N.A.	N.A.	N.A.	N.A.
6/30/91	$10.73	-.18%	1.59%	4.96%	10.59%	N.A.	N.A.	N.A.	N.A.	6/20/91	$.200			$10.68
7/31/91	$10.90	1.59%	1.97%	6.63%	11.18%	N.A.	N.A.	N.A.	N.A.
8/31/91	$11.15	2.29%	3.73%	9.07%	15.58%	N.A.	N.A.	N.A.	N.A.
9/30/91	$11.20	2.26%	6.26%	11.53%	17.28%	N.A.	N.A.	N.A.	N.A.	9/20/91	$.200			$11.11
10/31/91	$11.30	.89%	5.54%	12.53%	17.07%	N.A.	N.A.	N.A.	N.A.
11/30/91	$11.40	.89%	4.08%	13.52%	15.23%	N.A.	N.A.	N.A.	N.A.
12/31/91	$11.59	3.89%	5.75%	17.94%	17.94%	13.07%	N.A.	N.A.	N.A.	12/20/91	$.220		$.030	$11.43
1/31/92	$11.36	-1.99%	2.73%	-1.99%	14.52%	11.46%	N.A.	N.A.	N.A.
2/29/92	$11.47	.97%	2.82%	-1.04%	14.24%	12.30%	N.A.	N.A.	N.A.
3/31/92	$11.20	-.59%	-1.62%	-1.62%	12.30%	11.81%	N.A.	N.A.	N.A.	3/20/92	$.200			$11.10
4/30/92	$11.27	.63%	1.00%	-1.01%	11.65%	11.38%	N.A.	N.A.	N.A.
5/31/92	$11.50	2.04%	2.07%	1.01%	13.30%	11.13%	N.A.	N.A.	N.A.
6/30/92	$11.51	1.84%	4.57%	2.87%	15.59%	10.66%	N.A.	N.A.	N.A.	6/19/92	$.200			$11.42
7/31/92	$11.84	2.87%	6.90%	5.82%	17.05%	10.98%	N.A.	N.A.	N.A.
8/31/92	$11.93	.76%	5.56%	6.62%	15.30%	11.95%	N.A.	N.A.	N.A.
9/30/92	$11.85	1.09%	4.78%	7.78%	13.97%	12.15%	N.A.	N.A.	N.A.	9/18/92	$.210			$11.87
10/31/92	$11.61	-2.03%	-.21%	5.60%	10.68%	10.42%	N.A.	N.A.	N.A.
11/30/92	$11.60	-.09%	-1.05%	5.51%	9.61%	10.15%	N.A.	N.A.	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14	FUNDRPT10:RMM:12/05/2006:13:11:43
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/92	$11.55	2.17%	.01%	7.80%	7.80%	10.95%	N.A.	N.A.	N.A.	12/18/92	$.210		$.090	$11.48
1/31/93	$11.81	2.25%	4.38%	2.25%	12.46%	12.44%	N.A.	N.A.	N.A.
2/28/93	$12.07	2.20%	6.77%	4.50%	13.83%	13.23%	N.A.	N.A.	N.A.
3/31/93	$11.90	.24%	4.76%	4.76%	14.79%	13.25%	N.A.	N.A.	N.A.	3/19/93	$.200			$11.94
4/30/93	$11.99	.76%	3.22%	5.55%	14.94%	14.05%	N.A.	N.A.	N.A.
5/31/93	$12.00	.08%	1.09%	5.64%	12.74%	12.91%	N.A.	N.A.	N.A.
6/30/93	$12.08	2.35%	3.21%	8.12%	13.30%	13.14%	N.A.	N.A.	N.A.	6/18/93	$.200			$11.96
7/31/93	$12.18	.83%	3.28%	9.02%	11.05%	13.06%	N.A.	N.A.	N.A.
8/31/93	$12.46	2.30%	5.57%	11.52%	12.75%	14.53%	N.A.	N.A.	N.A.
9/30/93	$12.27	.00%	3.15%	11.52%	11.54%	14.24%	N.A.	N.A.	N.A.	9/20/93	$.190			$12.25
10/31/93	$12.31	.33%	2.63%	11.89%	14.22%	13.96%	N.A.	N.A.	N.A.
11/30/93	$12.19	-.98%	-.65%	10.80%	13.20%	12.66%	N.A.	N.A.	N.A.
12/31/93	$11.89	.49%	-.16%	11.35%	11.35%	12.28%	11.65%	N.A.	N.A.	12/20/93	$.190		$.170	$11.88
1/31/94	$12.08	1.60%	1.11%	1.60%	10.63%	12.53%	11.49%	N.A.	N.A.
2/28/94	$11.85	-1.91%	.16%	-.34%	6.19%	11.36%	11.35%	N.A.	N.A.
3/31/94	$11.37	-2.05%	-2.38%	-2.38%	3.76%	10.18%	10.73%	N.A.	N.A.	3/18/94	$.190		$.050	$11.52
4/30/94	$11.25	-1.06%	-4.93%	-3.41%	1.89%	9.35%	10.11%	N.A.	N.A.
5/31/94	$11.23	-.18%	-3.26%	-3.58%	1.63%	9.09%	9.48%	N.A.	N.A.
6/30/94	$11.01	-.29%	-1.51%	-3.86%	-.99%	9.04%	8.73%	N.A.	N.A.	6/20/94	$.190			$11.14
7/31/94	$11.24	2.09%	1.62%	-1.85%	.25%	9.23%	8.76%	N.A.	N.A.
8/31/94	$11.26	.18%	1.98%	-1.68%	-1.83%	8.47%	9.20%	N.A.	N.A.
9/30/94	$10.87	-1.78%	.45%	-3.43%	-3.58%	7.02%	8.69%	N.A.	N.A.	9/20/94	$.190			$10.90
10/31/94	$10.84	-.28%	-1.88%	-3.70%	-4.16%	6.60%	8.06%	N.A.	N.A.
11/30/94	$10.82	-.18%	-2.23%	-3.87%	-3.40%	6.23%	7.88%	N.A.	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14	FUNDRPT10:RMM:12/05/2006:13:11:43
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/94	$10.74	1.02%	.55%	-2.89%	-2.89%	5.24%	8.11%	N.A.	N.A.	12/20/94	$.190			$10.72
1/31/95	$10.95	1.96%	2.81%	1.96%	-2.55%	6.63%	8.92%	N.A.	N.A.
2/28/95	$11.25	2.74%	5.82%	4.75%	2.06%	7.25%	9.49%	N.A.	N.A.
3/31/95	$11.13	.71%	5.49%	5.49%	4.94%	7.72%	9.60%	N.A.	N.A.	3/16/95	$.200			$11.16
4/30/95	$11.29	1.44%	4.95%	7.00%	7.58%	8.01%	10.21%	N.A.	N.A.
5/31/95	$11.82	4.69%	6.95%	12.03%	12.83%	8.93%	10.54%	N.A.	N.A.
6/30/95	$11.72	.76%	7.01%	12.88%	14.02%	8.55%	10.33%	N.A.	N.A.	6/14/95	$.190			$11.73
7/31/95	$11.67	-.43%	5.04%	12.40%	11.21%	7.38%	10.01%	N.A.	N.A.
8/31/95	$11.83	1.37%	1.71%	13.94%	12.53%	7.59%	10.67%	N.A.	N.A.
9/30/95	$11.77	1.10%	2.05%	15.19%	15.83%	7.60%	10.74%	N.A.	N.A.	9/15/95	$.190			$11.76
10/31/95	$11.91	1.19%	3.71%	16.56%	17.53%	8.76%	10.76%	N.A.	N.A.
11/30/95	$12.12	1.76%	4.11%	18.62%	19.83%	9.43%	10.60%	N.A.	N.A.
12/31/95	$12.02	1.34%	4.36%	20.21%	20.21%	9.13%	10.57%	N.A.	N.A.	12/15/95	$.230		$.030	$11.90
1/31/96	$12.08	.50%	3.64%	.50%	18.49%	8.51%	10.47%	N.A.	N.A.
2/29/96	$11.85	-1.90%	-.09%	-1.41%	13.14%	7.03%	9.78%	N.A.	N.A.
3/31/96	$11.58	-.66%	-2.07%	-2.07%	11.60%	6.71%	9.39%	N.A.	N.A.	3/15/96	$.190			$11.48
4/30/96	$11.51	-.60%	-3.14%	-2.66%	9.35%	6.23%	9.00%	N.A.	N.A.
5/31/96	$11.48	-.26%	-1.52%	-2.91%	4.18%	6.11%	8.82%	N.A.	N.A.
6/30/96	$11.44	1.33%	.46%	-1.62%	4.77%	5.75%	9.14%	N.A.	N.A.	6/14/96	$.190			$11.28
7/31/96	$11.47	.26%	1.33%	-1.36%	5.49%	5.55%	8.86%	N.A.	N.A.
8/31/96	$11.44	-.26%	1.33%	-1.62%	3.80%	4.67%	8.31%	N.A.	N.A.
9/30/96	$11.48	2.03%	2.03%	.37%	4.75%	5.37%	8.26%	N.A.	N.A.	9/18/96	$.190			$11.37
10/31/96	$11.76	2.44%	4.24%	2.82%	6.04%	6.10%	8.59%	N.A.	N.A.
11/30/96	$11.99	1.96%	6.56%	4.83%	6.24%	7.14%	8.82%	N.A.	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14	FUNDRPT10:RMM:12/05/2006:13:11:43
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/96	$11.68	-1.16%	3.23%	3.62%	3.62%	6.55%	7.74%	N.A.	N.A.	12/18/96	$.170			$11.63
1/31/97	$11.70	.17%	.94%	.17%	3.28%	6.04%	8.21%	N.A.	N.A.
2/28/97	$11.74	.34%	-.65%	.51%	5.64%	6.85%	8.08%	N.A.	N.A.
3/31/97	$11.41	-1.28%	-.77%	-.77%	4.99%	7.13%	7.93%	N.A.	N.A.	3/27/97	$.180			$11.41
4/30/97	$11.58	1.49%	.53%	.71%	7.20%	8.04%	8.11%	N.A.	N.A.
5/31/97	$11.67	.78%	.97%	1.49%	8.31%	8.38%	7.84%	N.A.	N.A.
6/30/97	$11.64	1.37%	3.68%	2.88%	8.36%	8.98%	7.74%	N.A.	N.A.	6/26/97	$.190			$11.64
7/31/97	$12.03	3.35%	5.58%	6.33%	11.69%	9.43%	7.84%	N.A.	N.A.
8/31/97	$11.87	-1.33%	3.38%	4.91%	10.50%	8.88%	7.39%	N.A.	N.A.
9/30/97	$11.88	1.68%	3.69%	6.68%	10.13%	10.14%	7.52%	N.A.	N.A.	9/26/97	$.190			$11.90
10/31/97	$12.06	1.52%	1.85%	8.29%	9.13%	10.80%	8.29%	N.A.	N.A.
11/30/97	$12.11	.42%	3.65%	8.74%	7.48%	11.02%	8.39%	N.A.	N.A.
12/31/97	$12.08	1.16%	3.12%	10.00%	10.00%	11.07%	8.18%	N.A.	N.A.	12/29/97	$.170			$12.07
1/31/98	$12.21	1.08%	2.67%	1.08%	11.00%	10.75%	7.93%	N.A.	N.A.
2/28/98	$12.22	.08%	2.33%	1.16%	10.71%	9.78%	7.48%	N.A.	N.A.
3/31/98	$12.03	.25%	1.41%	1.41%	12.42%	9.62%	7.48%	N.A.	N.A.	3/27/98	$.180	$.020	$.020	$12.01
4/30/98	$12.10	.58%	.91%	2.00%	11.42%	9.31%	7.44%	N.A.	N.A.
5/31/98	$12.23	1.08%	1.91%	3.10%	11.75%	8.03%	7.65%	N.A.	N.A.
6/30/98	$12.14	.74%	2.41%	3.86%	11.04%	8.03%	7.31%	N.A.	N.A.	6/26/98	$.180			$12.13
7/31/98	$12.15	.08%	1.90%	3.94%	7.54%	8.21%	7.15%	N.A.	N.A.
8/31/98	$12.28	1.07%	1.90%	5.05%	10.15%	8.10%	6.89%	N.A.	N.A.
9/30/98	$12.34	1.96%	3.14%	7.12%	10.45%	8.41%	7.31%	N.A.	N.A.	9/28/98	$.180			$12.27
10/31/98	$12.23	-.89%	2.14%	6.16%	7.84%	7.66%	7.05%	N.A.	N.A.
11/30/98	$12.38	1.23%	2.29%	7.46%	8.71%	7.47%	7.52%	N.A.	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14	FUNDRPT10:RMM:12/05/2006:13:11:43
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/98	$12.25	.57%	.90%	8.08%	8.08%	7.20%	7.54%	9.57%	N.A.	12/29/98	$.180	$.020		$12.21
1/31/99	$12.36	.90%	2.72%	.90%	7.88%	7.34%	7.39%	9.42%	N.A.
2/28/99	$12.14	-1.78%	-.33%	-.90%	5.88%	7.38%	7.41%	9.36%	N.A.
3/31/99	$12.00	.58%	-.32%	-.32%	6.23%	7.83%	7.98%	9.35%	N.A.	3/29/99	$.170	$.010	$.030	$12.00
4/30/99	$12.04	.33%	-.88%	-.01%	5.96%	8.17%	8.29%	9.19%	N.A.
5/31/99	$11.94	-.83%	.07%	-.82%	3.97%	7.96%	8.14%	8.81%	N.A.
6/30/99	$11.71	-.50%	-.99%	-1.31%	2.69%	7.31%	8.10%	8.42%	N.A.	6/28/99	$.170			$11.65
7/31/99	$11.67	-.34%	-1.66%	-1.65%	2.26%	7.09%	7.58%	8.17%	N.A.
8/31/99	$11.63	-.34%	-1.18%	-1.99%	.83%	7.06%	7.47%	8.33%	N.A.
9/30/99	$11.58	1.12%	.43%	-.89%	-.01%	6.74%	8.09%	8.39%	N.A.	9/28/99	$.180			$11.58
10/31/99	$11.62	.35%	1.12%	-.55%	1.24%	6.01%	8.23%	8.15%	N.A.
11/30/99	$11.62	.00%	1.47%	-.55%	.02%	5.33%	8.27%	8.08%	N.A.
12/31/99	$11.40	-.26%	.09%	-.81%	-.81%	5.65%	7.99%	8.05%	N.A.	12/28/99	$.190			$11.39
1/31/00	$11.37	-.26%	-.52%	-.26%	-1.95%	5.50%	7.52%	8.22%	N.A.
2/29/00	$11.51	1.23%	.71%	.97%	1.06%	5.81%	7.20%	8.34%	N.A.
3/31/00	$11.46	1.14%	2.11%	2.11%	1.62%	6.66%	7.29%	8.44%	N.A.	3/29/00	$.180			$11.41
4/30/00	$11.39	-.61%	1.76%	1.49%	.66%	5.92%	6.86%	8.52%	N.A.
5/31/00	$11.34	-.44%	.08%	1.04%	1.06%	5.50%	5.79%	8.14%	N.A.
6/30/00	$11.41	2.39%	1.32%	3.46%	3.99%	5.85%	6.13%	8.21%	N.A.	6/28/00	$.200			$11.34
7/31/00	$11.53	1.05%	3.02%	4.55%	5.45%	5.06%	6.44%	8.21%	N.A.
8/31/00	$11.68	1.30%	4.82%	5.91%	7.19%	5.98%	6.43%	8.52%	N.A.
9/30/00	$11.52	.35%	2.72%	6.27%	6.37%	5.52%	6.27%	8.48%	N.A.	9/27/00	$.200			$11.50
10/31/00	$11.60	.70%	2.36%	7.01%	6.74%	5.23%	6.16%	8.44%	N.A.
11/30/00	$11.78	1.55%	2.61%	8.67%	8.39%	5.63%	6.12%	8.34%	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14	FUNDRPT10:RMM:12/05/2006:13:11:43
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/00	$11.80	1.87%	4.17%	10.70%	10.70%	5.87%	6.23%	8.38%	N.A.	12/27/00	$.200			$11.81
1/31/01	$12.07	2.29%	5.81%	2.29%	13.53%	6.30%	6.60%	8.52%	N.A.
2/28/01	$12.19	.99%	5.23%	3.31%	13.27%	6.62%	7.23%	8.50%	N.A.
3/31/01	$12.06	.50%	3.82%	3.82%	12.55%	6.70%	7.47%	8.43%	N.A.	3/28/01	$.180		$.010	$12.03
4/30/01	$12.06	.00%	1.50%	3.82%	13.24%	6.50%	7.61%	8.30%	N.A.
5/31/01	$12.19	1.08%	1.58%	4.94%	14.97%	6.50%	7.89%	8.35%	N.A.
6/30/01	$12.03	.24%	1.32%	5.19%	12.55%	6.32%	7.66%	8.40%	N.A.	6/27/01	$.190			$12.10
7/31/01	$12.30	2.25%	3.59%	7.55%	13.88%	7.08%	8.08%	8.47%	N.A.
8/31/01	$12.44	1.14%	3.65%	8.77%	13.69%	7.11%	8.38%	8.35%	N.A.
9/30/01	$12.35	.81%	4.24%	9.65%	14.22%	6.70%	8.12%	8.19%	N.A.	9/26/01	$.190			$12.32
10/31/01	$12.55	1.62%	3.61%	11.43%	15.27%	7.60%	7.95%	8.27%	N.A.
11/30/01	$12.49	-.48%	1.95%	10.89%	12.96%	6.99%	7.43%	8.12%	N.A.
12/31/01	$12.20	-.52%	.61%	10.32%	10.32%	6.60%	7.57%	7.65%	N.A.	12/27/01	$.180	$.015	$.030	$12.16
1/31/02	$12.29	.74%	-.26%	.74%	8.65%	6.55%	7.69%	7.95%	N.A.
2/28/02	$12.39	.81%	1.03%	1.56%	8.45%	7.47%	7.79%	7.93%	N.A.
3/31/02	$12.15	-.57%	.98%	.98%	7.31%	7.07%	7.95%	7.94%	N.A.	3/26/02	$.170			$12.16
4/30/02	$12.36	1.73%	1.98%	2.73%	9.17%	7.56%	8.00%	8.05%	N.A.
5/31/02	$12.47	.89%	2.05%	3.64%	8.96%	8.18%	8.02%	7.93%	N.A.
6/30/02	$12.36	.47%	3.12%	4.13%	9.22%	8.53%	7.83%	7.79%	N.A.	6/26/02	$.170			$12.42
7/31/02	$12.44	.65%	2.02%	4.81%	7.51%	8.89%	7.26%	7.55%	N.A.
8/31/02	$12.62	1.45%	2.59%	6.33%	7.84%	9.54%	7.86%	7.62%	N.A.
9/30/02	$12.67	1.67%	3.81%	8.10%	8.76%	9.73%	7.85%	7.69%	N.A.	9/26/02	$.160			$12.62
10/31/02	$12.58	-.71%	2.41%	7.33%	6.27%	9.35%	7.38%	7.83%	N.A.
11/30/02	$12.68	.80%	1.75%	8.18%	7.63%	9.64%	7.46%	7.92%	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14	FUNDRPT10:RMM:12/05/2006:13:11:43
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/02	$12.77	2.37%	2.46%	10.75%	10.75%	10.59%	7.71%	7.95%	N.A.	12/27/02	$.160	$.021	$.030	$12.77
1/31/03	$12.81	.31%	3.51%	.31%	10.29%	10.80%	7.55%	7.74%	N.A.
2/28/03	$12.94	1.02%	3.74%	1.33%	10.50%	10.73%	7.75%	7.61%	N.A.
3/31/03	$12.79	.08%	1.42%	1.42%	11.23%	10.34%	7.72%	7.60%	N.A.	3/27/03	$.160			$12.71
4/30/03	$12.97	1.41%	2.52%	2.85%	10.88%	11.08%	7.89%	7.67%	N.A.
5/31/03	$13.16	1.47%	2.98%	4.35%	11.51%	11.79%	7.98%	7.81%	N.A.
6/30/03	$13.00	-.07%	2.82%	4.27%	10.90%	10.88%	7.80%	7.56%	N.A.	6/26/03	$.150			$12.99
7/31/03	$12.70	-2.31%	-.95%	1.87%	7.65%	9.64%	7.28%	7.22%	N.A.
8/31/03	$12.80	.79%	-1.61%	2.67%	6.95%	9.45%	7.22%	7.06%	N.A.
9/30/03	$12.92	2.11%	.54%	4.84%	7.41%	10.09%	7.25%	7.28%	N.A.	9/26/03	$.150			$12.89
10/31/03	$12.85	-.54%	2.36%	4.27%	7.59%	9.64%	7.33%	7.19%	N.A.
11/30/03	$12.91	.47%	2.03%	4.76%	7.25%	9.25%	7.17%	7.34%	N.A.
12/31/03	$12.92	1.16%	1.08%	5.97%	5.97%	8.99%	7.29%	7.41%	N.A.	12/29/03	$.140			$12.92
1/31/04	$13.01	.70%	2.34%	.70%	6.38%	8.43%	7.25%	7.32%	N.A.
2/29/04	$13.10	.69%	2.57%	1.39%	6.04%	8.32%	7.78%	7.60%	N.A.
3/31/04	$13.02	.46%	1.86%	1.86%	6.44%	8.30%	7.76%	7.87%	N.A.	3/29/04	$.140			$13.00
4/30/04	$12.77	-1.92%	-.79%	-.10%	2.94%	7.61%	7.27%	7.78%	N.A.
5/31/04	$12.70	-.55%	-2.01%	-.64%	.90%	7.02%	7.33%	7.74%	N.A.
6/30/04	$12.61	.40%	-2.07%	-.25%	1.38%	7.08%	7.52%	7.81%	N.A.	6/28/04	$.140			$12.56
7/31/04	$12.70	.71%	.56%	.46%	4.51%	6.55%	7.75%	7.66%	N.A.
8/31/04	$12.90	1.58%	2.71%	2.05%	5.33%	6.70%	8.16%	7.81%	N.A.
9/30/04	$12.80	.38%	2.69%	2.44%	3.55%	6.55%	8.00%	8.05%	N.A.	9/28/04	$.150			$12.83
10/31/04	$12.88	.63%	2.60%	3.08%	4.76%	6.20%	8.06%	8.15%	N.A.
11/30/04	$12.84	-.31%	.70%	2.76%	3.95%	6.26%	8.00%	8.13%	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14	FUNDRPT10:RMM:12/05/2006:13:11:43
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/04	$12.84	.86%	1.17%	3.64%	3.64%	6.75%	8.24%	8.12%	N.A.	12/29/04	$.110			$12.80
1/31/05	$12.89	.39%	.94%	.39%	3.33%	6.62%	8.38%	7.95%	N.A.
2/28/05	$12.88	-.08%	1.18%	.31%	2.54%	6.31%	8.10%	7.65%	N.A.
3/31/05	$12.65	-.78%	-.47%	-.47%	1.28%	6.24%	7.69%	7.49%	N.A.	3/29/05	$.130			$12.63
4/30/05	$12.75	.79%	-.07%	.32%	4.07%	5.91%	7.99%	7.42%	N.A.
5/31/05	$12.85	.78%	.79%	1.11%	5.47%	5.87%	8.25%	7.01%	N.A.
6/30/05	$12.79	.55%	2.14%	1.66%	5.63%	5.90%	7.86%	6.99%	N.A.	6/28/05	$.130			$12.78
7/31/05	$12.77	-.16%	1.18%	1.50%	4.71%	5.61%	7.60%	7.02%	N.A.
8/31/05	$12.86	.71%	1.10%	2.22%	3.81%	5.35%	7.47%	6.95%	N.A.
9/30/05	$12.62	-.78%	-.24%	1.42%	2.61%	4.50%	7.23%	6.75%	N.A.	9/28/05	$.140			$12.65
10/31/05	$12.59	-.24%	-.32%	1.18%	1.73%	4.67%	7.03%	6.60%	N.A.
11/30/05	$12.62	.24%	-.78%	1.42%	2.29%	4.48%	6.75%	6.43%	N.A.
12/31/05	$12.54	.55%	.55%	1.98%	1.98%	3.85%	6.48%	6.35%	N.A.	12/28/05	$.150			$12.54
1/31/06	$12.58	.32%	1.12%	.32%	1.91%	3.86%	6.06%	6.33%	N.A.
2/28/06	$12.60	.16%	1.04%	.48%	2.15%	3.56%	5.89%	6.55%	N.A.
3/31/06	$12.40	-.40%	.08%	.08%	2.54%	3.39%	5.70%	6.58%	N.A.	3/31/06	$.150			$12.40
4/30/06	$12.40	.00%	-.24%	.08%	1.74%	2.91%	5.70%	6.65%	N.A.
5/31/06	$12.39	-.08%	-.48%	.00%	.86%	2.39%	5.45%	6.67%	N.A.
6/30/06	$12.25	.09%	.00%	.09%	.40%	2.44%	5.42%	6.53%	N.A.	6/29/06	$.150			$12.21
7/31/06	$12.38	1.06%	1.06%	1.14%	1.62%	3.60%	5.17%	6.61%	N.A.
8/31/06	$12.55	1.37%	2.53%	2.53%	2.29%	3.80%	5.22%	6.79%	N.A.
9/30/06	$12.51	.95%	3.43%	3.51%	4.08%	3.41%	5.25%	6.68%	N.A.	9/28/06	$.160			$12.50
10/31/06	$12.59	.63%	2.99%	4.18%	5.00%	3.82%	5.05%	6.49%	N.A.
11/30/06	$12.75	1.27%	2.89%	5.50%	6.08%	4.09%	5.42%	6.41%	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14	FUNDRPT10:RMM:12/05/2006:13:11:43
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
Lehman Bros. Agg. Bond Index (LBAG)		1.16%	2.72%	4.94%	5.94%	4.25%	5.05%	6.20%	7.40%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:14	FUNDRPT10:RMM:12/05/2006:13:11:43
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INTERNATIONAL STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	Since Inception	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
4/30/01	$20.00	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
5/31/01	$20.08	.40%	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	.40%
6/30/01	$19.43	-3.24%	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	-2.85%
7/31/01	$19.03	-2.06%	-4.85%	N.A.	N.A.	N.A.	N.A.	N.A.	-4.85%
8/31/01	$19.06	.16%	-5.08%	N.A.	N.A.	N.A.	N.A.	N.A.	-4.70%
9/30/01	$16.31	-14.43%	-16.06%	N.A.	N.A.	N.A.	N.A.	N.A.	-18.45%
10/31/01	$16.62	1.90%	-12.66%	N.A.	N.A.	N.A.	N.A.	N.A.	-16.90%
11/30/01	$18.10	8.90%	-5.04%	N.A.	N.A.	N.A.	N.A.	N.A.	-9.50%
12/31/01	$18.42	2.66%	13.93%	N.A.	N.A.	N.A.	N.A.	N.A.	-7.09%	12/27/01	$.140	$.020		$18.24
1/31/02	$17.93	-2.66%	8.83%	-2.66%	N.A.	N.A.	N.A.	N.A.	-9.56%
2/28/02	$18.20	1.51%	1.43%	-1.19%	N.A.	N.A.	N.A.	N.A.	-8.20%
3/31/02	$19.84	9.01%	7.71%	7.71%	N.A.	N.A.	N.A.	N.A.	.07%
4/30/02	$19.92	.40%	11.10%	8.14%	.47%	N.A.	N.A.	N.A.	.47%
5/31/02	$20.58	3.31%	13.08%	11.73%	3.39%	N.A.	N.A.	N.A.	3.50%
6/30/02	$18.84	-8.46%	-5.04%	2.28%	-2.19%	N.A.	N.A.	N.A.	-4.28%
7/31/02	$17.00	-9.77%	-14.66%	-7.71%	-9.88%	N.A.	N.A.	N.A.	-11.57%
8/31/02	$17.02	.12%	-17.30%	-7.60%	-9.92%	N.A.	N.A.	N.A.	-10.81%
9/30/02	$14.55	-14.51%	-22.77%	-21.01%	-10.01%	N.A.	N.A.	N.A.	-19.62%
10/31/02	$15.27	4.95%	-10.18%	-17.10%	-7.32%	N.A.	N.A.	N.A.	-15.98%
11/30/02	$16.52	8.19%	-2.94%	-10.32%	-7.93%	N.A.	N.A.	N.A.	-10.89%
12/31/02	$15.81	-3.12%	10.00%	-13.11%	-13.11%	N.A.	N.A.	N.A.	-12.05%	12/27/02	$.133	$.060		$15.66
1/31/03	$15.32	-3.10%	1.56%	-3.10%	-13.50%	N.A.	N.A.	N.A.	-13.10%
2/28/03	$14.38	-6.14%	-11.88%	-9.05%	-20.01%	N.A.	N.A.	N.A.	-15.51%
3/31/03	$13.96	-2.92%	-11.70%	-11.70%	-28.77%	N.A.	N.A.	N.A.	-16.19%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:15				FUNDRPT10:RMM:12/05/2006:13:11:49
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INTERNATIONAL STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	Since Inception	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
4/30/03	$15.71	12.54%	2.55%	-.63%	-20.16%	N.A.	N.A.	N.A.	-10.44%
5/31/03	$16.72	6.43%	16.27%	5.76%	-17.75%	N.A.	N.A.	N.A.	-7.31%
6/30/03	$17.12	2.39%	22.64%	8.29%	-8.01%	N.A.	N.A.	N.A.	-6.02%
7/31/03	$18.58	8.53%	18.27%	17.52%	10.64%	N.A.	N.A.	N.A.	-2.31%
8/31/03	$19.82	6.67%	18.54%	25.36%	17.89%	N.A.	N.A.	N.A.	.51%
9/30/03	$20.28	2.32%	18.46%	28.27%	41.10%	N.A.	N.A.	N.A.	1.45%
10/31/03	$21.50	6.02%	15.72%	35.99%	42.53%	N.A.	N.A.	N.A.	3.80%
11/30/03	$22.00	2.33%	11.00%	39.15%	34.81%	N.A.	N.A.	N.A.	4.60%
12/31/03	$23.48	7.38%	16.49%	49.42%	49.42%	N.A.	N.A.	N.A.	7.28%	12/29/03	$.142			$23.24
1/31/04	$24.20	3.07%	13.25%	3.07%	58.93%	N.A.	N.A.	N.A.	8.24%
2/29/04	$25.13	3.84%	14.93%	7.03%	75.83%	N.A.	N.A.	N.A.	9.43%
3/31/04	$25.29	.64%	7.71%	7.71%	82.27%	N.A.	N.A.	N.A.	9.39%
4/30/04	$24.51	-3.09%	1.28%	4.39%	56.97%	7.98%	N.A.	N.A.	7.98%
5/31/04	$24.73	.90%	-1.59%	5.32%	48.81%	8.16%	N.A.	N.A.	8.07%
6/30/04	$25.84	4.49%	2.17%	10.05%	51.86%	10.97%	N.A.	N.A.	9.36%
7/31/04	$25.32	-2.01%	3.31%	7.84%	37.11%	10.99%	N.A.	N.A.	8.43%
8/31/04	$25.67	1.38%	3.80%	9.33%	30.31%	11.44%	N.A.	N.A.	8.65%
9/30/04	$26.78	4.32%	3.64%	14.05%	32.86%	19.04%	N.A.	N.A.	9.79%
10/31/04	$27.61	3.10%	9.04%	17.59%	29.20%	19.51%	N.A.	N.A.	10.50%
11/30/04	$29.69	7.53%	15.66%	26.45%	35.78%	19.00%	N.A.	N.A.	12.50%
12/31/04	$30.64	4.76%	16.14%	32.46%	32.46%	19.81%	N.A.	N.A.	13.63%	12/29/04	$.240	$.120	$.100	$30.47
1/31/05	$30.52	-.39%	12.21%	-.39%	28.02%	20.73%	N.A.	N.A.	13.19%
2/28/05	$32.22	5.57%	10.16%	5.16%	30.15%	22.33%	N.A.	N.A.	14.50%
3/31/05	$31.19	-3.20%	1.80%	1.80%	25.19%	17.57%	N.A.	N.A.	13.22%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:15				FUNDRPT10:RMM:12/05/2006:13:11:49
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INTERNATIONAL STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	Since Inception	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
4/30/05	$30.28	-2.92%	-.79%	-1.18%	25.41%	16.27%	N.A.	N.A.	12.10%
5/31/05	$30.63	1.16%	-4.93%	-.03%	25.73%	15.45%	N.A.	N.A.	12.15%
6/30/05	$31.17	1.76%	-.06%	1.73%	22.45%	19.60%	N.A.	N.A.	12.37%
7/31/05	$32.08	2.92%	5.94%	4.70%	28.61%	24.95%	N.A.	N.A.	12.87%
8/31/05	$33.12	3.24%	8.13%	8.09%	30.97%	26.24%	N.A.	N.A.	13.44%
9/30/05	$34.20	3.26%	9.72%	11.62%	29.63%	34.45%	N.A.	N.A.	14.00%
10/31/05	$33.30	-2.63%	3.80%	8.68%	22.43%	31.13%	N.A.	N.A.	13.05%
11/30/05	$34.34	3.12%	3.68%	12.08%	17.41%	29.05%	N.A.	N.A.	13.56%
12/31/05	$35.03	4.17%	4.60%	16.74%	16.74%	32.20%	N.A.	N.A.	14.29%	12/28/05	$.350	$.044	$.347	$35.03
1/31/06	$37.32	6.54%	14.44%	6.54%	24.87%	36.45%	N.A.	N.A.	15.56%
2/28/06	$36.81	-1.37%	9.46%	5.08%	16.66%	38.72%	N.A.	N.A.	14.94%
3/31/06	$38.50	4.59%	9.91%	9.91%	26.05%	42.21%	N.A.	N.A.	15.72%
4/30/06	$41.04	6.60%	9.97%	17.16%	38.40%	39.67%	16.92%	N.A.	16.92%
5/31/06	$39.12	-4.68%	6.28%	11.68%	30.42%	34.63%	15.72%	N.A.	15.53%
6/30/06	$38.96	-.41%	1.20%	11.22%	27.64%	33.39%	16.39%	N.A.	15.17%
7/31/06	$39.63	1.71%	-3.43%	13.13%	26.14%	30.53%	17.27%	N.A.	15.28%
8/31/06	$40.33	1.76%	3.09%	15.13%	24.34%	28.50%	17.64%	N.A.	15.41%
9/30/06	$40.25	-.20%	3.31%	14.90%	20.18%	27.44%	21.32%	N.A.	15.11%
10/31/06	$41.73	3.67%	5.29%	19.12%	27.96%	26.49%	21.74%	N.A.	15.62%
11/30/06	$43.12	3.33%	6.91%	23.09%	28.22%	26.91%	20.46%	N.A.	16.05%

MSCI EAFE Index		2.99%	7.16%	22.50%	28.20%	21.71%	14.40%	N.A.	9.48%
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:15				FUNDRPT10:RMM:12/05/2006:13:11:49
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/64	$12.50	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
1/31/65	$12.77	2.16%	N.A.	2.16%	N.A.	N.A.	N.A.	N.A.	N.A.
2/28/65	$13.07	2.35%	N.A.	4.56%	N.A.	N.A.	N.A.	N.A.	N.A.
3/31/65	$13.00	-.54%	4.00%	4.00%	N.A.	N.A.	N.A.	N.A.	N.A.
4/30/65	$13.45	3.46%	5.33%	7.60%	N.A.	N.A.	N.A.	N.A.	N.A.
5/31/65	$13.39	.00%	2.91%	7.60%	N.A.	N.A.	N.A.	N.A.	N.A.	6/18/65	$.060			$12.84
6/30/65	$12.63	-5.68%	-2.39%	1.51%	N.A.	N.A.	N.A.	N.A.	N.A.
7/31/65	$12.84	1.66%	-4.09%	3.20%	N.A.	N.A.	N.A.	N.A.	N.A.
8/31/65	$13.37	4.13%	-.15%	7.46%	N.A.	N.A.	N.A.	N.A.	N.A.	9/20/65	$.060			$13.62
9/30/65	$13.71	3.00%	9.03%	10.68%	N.A.	N.A.	N.A.	N.A.	N.A.
10/31/65	$14.23	3.79%	11.31%	14.88%	N.A.	N.A.	N.A.	N.A.	N.A.
11/30/65	$14.52	2.60%	9.68%	17.86%	N.A.	N.A.	N.A.	N.A.	N.A.	12/20/65	$.080			$14.65
12/31/65	$14.57	.35%	6.85%	18.26%	18.26%	N.A.	N.A.	N.A.	N.A.
1/31/66	$15.00	2.95%	5.99%	2.95%	19.18%	N.A.	N.A.	N.A.	N.A.
2/28/66	$14.71	-.40%	2.89%	2.54%	15.98%	N.A.	N.A.	N.A.	N.A.	3/18/66	$.060		$.170	$14.08
3/31/66	$14.18	-3.60%	-1.09%	-1.09%	12.48%	N.A.	N.A.	N.A.	N.A.
4/30/66	$14.70	3.67%	-.40%	2.54%	12.70%	N.A.	N.A.	N.A.	N.A.
5/31/66	$13.70	-6.40%	-6.46%	-4.02%	5.48%	N.A.	N.A.	N.A.	N.A.	6/20/66	$.060			$13.88
6/30/66	$13.42	-2.04%	-4.95%	-5.98%	9.53%	N.A.	N.A.	N.A.	N.A.
7/31/66	$12.98	-3.28%	-11.32%	-9.07%	4.21%	N.A.	N.A.	N.A.	N.A.
8/31/66	$11.67	-9.63%	-14.38%	-17.82%	-9.56%	N.A.	N.A.	N.A.	N.A.	9/20/66	$.060			$11.95
9/30/66	$11.42	-2.14%	-14.48%	-19.59%	-14.08%	N.A.	N.A.	N.A.	N.A.
10/31/66	$11.73	2.72%	-9.18%	-17.41%	-14.98%	N.A.	N.A.	N.A.	N.A.
11/30/66	$12.30	5.54%	6.09%	-12.83%	-12.53%	N.A.	N.A.	N.A.	N.A.	12/20/66	$.080			$12.54

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/66	$12.41	.90%	9.36%	-12.07%	-12.07%	N.A.	N.A.	N.A.	N.A.
1/31/67	$13.67	10.15%	17.28%	10.15%	-5.92%	N.A.	N.A.	N.A.	N.A.
2/28/67	$13.64	.51%	11.71%	10.72%	-5.12%	N.A.	N.A.	N.A.	N.A.	3/20/67	$.060		$.040	$14.19
3/31/67	$14.35	5.21%	16.45%	16.45%	3.52%	N.A.	N.A.	N.A.	N.A.
4/30/67	$15.15	5.57%	11.61%	22.94%	5.43%	N.A.	N.A.	N.A.	N.A.
5/31/67	$14.25	-5.54%	4.91%	16.12%	6.39%	N.A.	N.A.	N.A.	N.A.	6/20/67	$.060			$14.92
6/30/67	$14.47	1.54%	1.24%	17.89%	10.27%	N.A.	N.A.	N.A.	N.A.
7/31/67	$15.50	7.12%	2.72%	26.28%	22.12%	N.A.	N.A.	N.A.	N.A.
8/31/67	$15.34	-.65%	8.07%	25.47%	34.28%	N.A.	N.A.	N.A.	N.A.	9/20/67	$.060			$15.77
9/30/67	$15.88	3.52%	10.16%	29.87%	42.04%	N.A.	N.A.	N.A.	N.A.
10/31/67	$15.30	-3.65%	-.92%	25.13%	33.23%	N.A.	N.A.	N.A.	N.A.
11/30/67	$15.23	.13%	-.13%	25.29%	26.42%	N.A.	N.A.	N.A.	N.A.	12/20/67	$.090			$15.33
12/31/67	$15.58	2.30%	-1.31%	28.17%	28.17%	10.05%	N.A.	N.A.	N.A.
1/31/68	$14.95	-4.04%	-1.71%	-4.04%	11.65%	7.78%	N.A.	N.A.	N.A.
2/29/68	$14.60	-.47%	-2.30%	-4.49%	10.59%	6.78%	N.A.	N.A.	N.A.	3/20/68	$.060		$.220	$14.41
3/31/68	$14.70	.69%	-3.82%	-3.82%	5.86%	7.22%	N.A.	N.A.	N.A.
4/30/68	$16.17	10.00%	10.26%	5.80%	10.30%	9.44%	N.A.	N.A.	N.A.
5/31/68	$16.60	3.03%	14.11%	9.01%	20.34%	10.52%	N.A.	N.A.	N.A.	6/20/68	$.060			$16.98
6/30/68	$16.74	.84%	14.28%	9.92%	19.50%	13.01%	N.A.	N.A.	N.A.
7/31/68	$16.49	-1.49%	2.34%	8.28%	9.89%	11.83%	N.A.	N.A.	N.A.
8/31/68	$16.90	2.85%	2.17%	11.36%	13.77%	11.37%	N.A.	N.A.	N.A.	9/20/68	$.060			$17.67
9/30/68	$18.00	6.51%	7.89%	18.60%	17.04%	12.62%	N.A.	N.A.	N.A.
10/31/68	$18.34	1.89%	11.60%	20.84%	23.77%	11.92%	N.A.	N.A.	N.A.
11/30/68	$19.23	5.45%	14.44%	27.42%	30.35%	12.95%	N.A.	N.A.	N.A.	12/20/68	$.110			$19.20

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/68	$18.76	-2.44%	4.82%	24.31%	24.31%	11.90%	N.A.	N.A.	N.A.
1/31/69	$18.44	-1.71%	1.12%	-1.71%	27.34%	10.18%	N.A.	N.A.	N.A.
2/28/69	$16.54	-5.10%	-9.00%	-6.72%	21.39%	8.40%	N.A.	N.A.	N.A.	3/20/69	$.060		$.900	$16.63
3/31/69	$16.94	2.42%	-4.49%	-4.49%	23.44%	10.60%	N.A.	N.A.	N.A.
4/30/69	$17.16	1.30%	-1.57%	-3.25%	13.68%	9.75%	N.A.	N.A.	N.A.
5/31/69	$16.91	-1.05%	2.66%	-4.26%	9.18%	11.80%	N.A.	N.A.	N.A.	6/20/69	$.070			$15.48
6/30/69	$15.63	-7.57%	-7.32%	-11.48%	.11%	9.67%	N.A.	N.A.	N.A.
7/31/69	$14.55	-6.91%	-14.83%	-17.59%	-5.39%	8.28%	N.A.	N.A.	N.A.
8/31/69	$15.26	5.43%	-9.28%	-13.12%	-3.00%	14.00%	N.A.	N.A.	N.A.	9/19/69	$.080			$15.21
9/30/69	$15.07	-1.25%	-3.07%	-14.20%	-10.07%	14.34%	N.A.	N.A.	N.A.
10/31/69	$16.17	7.30%	11.72%	-7.94%	-5.29%	16.02%	N.A.	N.A.	N.A.
11/30/69	$15.30	-4.51%	1.18%	-12.09%	-14.24%	12.22%	N.A.	N.A.	N.A.	12/19/69	$.140			$14.96
12/31/69	$15.00	-1.96%	.47%	-13.80%	-13.80%	11.16%	7.39%	N.A.	N.A.
1/31/70	$13.93	-7.13%	-13.05%	-7.13%	-18.56%	5.01%	5.36%	N.A.	N.A.
2/28/70	$14.78	7.04%	-2.55%	-.60%	-8.12%	7.24%	6.31%	N.A.	N.A.	3/20/70	$.080		$.050	$14.20
3/31/70	$14.58	-1.35%	-1.91%	-1.91%	-11.47%	4.98%	6.14%	N.A.	N.A.
4/30/70	$13.17	-9.67%	-4.59%	-11.40%	-21.06%	-.34%	3.30%	N.A.	N.A.
5/31/70	$12.06	-7.82%	-17.86%	-18.33%	-26.49%	-1.14%	1.63%	N.A.	N.A.	6/19/70	$.080			$12.02
6/30/70	$11.36	-5.80%	-21.57%	-23.06%	-25.08%	-3.59%	1.60%	N.A.	N.A.
7/31/70	$12.30	8.27%	-5.99%	-16.70%	-12.86%	-3.24%	2.89%	N.A.	N.A.
8/31/70	$12.76	4.39%	6.47%	-13.04%	-13.72%	-1.63%	2.94%	N.A.	N.A.	9/18/70	$.080			$13.16
9/30/70	$13.29	4.15%	17.70%	-9.45%	-9.03%	-1.43%	3.17%	N.A.	N.A.
10/31/70	$12.82	-3.54%	4.86%	-12.65%	-18.21%	-1.39%	1.67%	N.A.	N.A.
11/30/70	$13.08	3.20%	3.68%	-9.86%	-11.63%	-.40%	1.78%	N.A.	N.A.	12/18/70	$.150			$13.59

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/70	$13.88	6.12%	5.59%	-4.38%	-4.38%	.81%	2.92%	N.A.	N.A.
1/31/71	$15.02	8.21%	18.45%	8.21%	11.42%	4.94%	3.95%	N.A.	N.A.
2/28/71	$15.18	1.60%	16.67%	9.94%	5.72%	5.65%	4.35%	N.A.	N.A.	3/20/71	$.080			$15.90
3/31/71	$15.92	4.88%	15.27%	15.27%	12.37%	7.08%	6.12%	N.A.	N.A.
4/30/71	$16.64	4.52%	11.34%	20.49%	30.02%	5.28%	6.29%	N.A.	N.A.
5/31/71	$15.86	-4.21%	5.01%	15.42%	35.12%	2.76%	6.79%	N.A.	N.A.	6/18/71	$.080			$15.56
6/30/71	$15.65	-1.32%	-1.19%	13.90%	41.56%	2.02%	6.95%	N.A.	N.A.
7/31/71	$14.88	-4.92%	-10.12%	8.30%	24.31%	.82%	6.58%	N.A.	N.A.
8/31/71	$15.59	5.31%	-1.20%	14.05%	25.43%	1.62%	9.89%	N.A.	N.A.	9/20/71	$.080			$15.77
9/30/71	$15.59	.00%	.12%	14.04%	20.42%	-.50%	10.37%	N.A.	N.A.
10/31/71	$14.79	-5.13%	-.10%	8.19%	18.43%	-2.83%	8.63%	N.A.	N.A.
11/30/71	$14.36	-2.10%	-7.12%	5.92%	12.40%	-5.21%	7.01%	N.A.	N.A.	12/20/71	$.120			$15.48
12/31/71	$15.68	9.19%	1.36%	15.59%	15.59%	-1.60%	8.71%	N.A.	N.A.
1/31/72	$16.05	2.36%	9.36%	2.36%	9.34%	-.26%	7.12%	N.A.	N.A.
2/29/72	$16.45	2.99%	15.11%	5.42%	10.86%	2.50%	7.65%	N.A.	N.A.	3/20/72	$.080			$16.57
3/31/72	$16.48	.18%	5.61%	5.61%	5.90%	1.75%	6.60%	N.A.	N.A.
4/30/72	$17.00	3.16%	6.43%	8.94%	4.51%	2.37%	6.11%	N.A.	N.A.
5/31/72	$17.21	1.71%	5.11%	10.80%	10.95%	3.30%	7.69%	N.A.	N.A.	6/20/72	$.080			$16.80
6/30/72	$16.39	-4.76%	-.07%	5.53%	7.10%	4.34%	6.32%	N.A.	N.A.
7/31/72	$16.38	-.06%	-3.19%	5.47%	12.57%	6.83%	4.86%	N.A.	N.A.
8/31/72	$17.00	4.27%	-.76%	9.98%	11.47%	6.44%	5.88%	N.A.	N.A.	9/20/72	$.080			$16.60
9/30/72	$16.71	-1.71%	2.44%	8.11%	9.58%	6.28%	4.79%	N.A.	N.A.
10/31/72	$16.72	.06%	2.57%	8.18%	15.57%	3.83%	5.59%	N.A.	N.A.
11/30/72	$17.38	4.61%	2.88%	13.16%	23.56%	7.03%	6.51%	N.A.	N.A.	12/20/72	$.110			$17.18

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/72	$17.28	-.58%	4.07%	12.52%	12.52%	7.54%	5.91%	N.A.	N.A.
1/31/73	$16.41	-5.04%	-1.23%	-5.04%	4.39%	8.34%	5.69%	N.A.	N.A.
2/28/73	$15.66	-4.14%	-9.49%	-8.97%	-2.84%	4.42%	4.89%	N.A.	N.A.	3/20/73	$.070			$15.58
3/31/73	$15.58	-.51%	-9.43%	-9.43%	-3.51%	4.71%	4.64%	N.A.	N.A.
4/30/73	$14.70	-5.65%	-10.02%	-14.55%	-11.75%	6.24%	1.48%	N.A.	N.A.
5/31/73	$14.68	.41%	-5.75%	-14.20%	-12.88%	9.32%	.96%	N.A.	N.A.	6/20/73	$.080			$14.67
6/30/73	$14.58	-.68%	-5.91%	-14.78%	-9.15%	11.26%	.65%	N.A.	N.A.
7/31/73	$15.65	7.34%	7.04%	-8.53%	-2.42%	10.94%	2.40%	N.A.	N.A.
8/31/73	$15.33	-1.53%	4.97%	-9.93%	-7.86%	8.81%	1.51%	N.A.	N.A.	9/20/73	$.080			$16.04
9/30/73	$16.44	7.24%	13.32%	-3.43%	.50%	9.87%	1.64%	N.A.	N.A.
10/31/73	$16.61	1.03%	6.66%	-2.44%	1.48%	11.57%	1.48%	N.A.	N.A.
11/30/73	$14.41	-12.34%	-5.02%	-14.48%	-14.97%	5.68%	-2.21%	N.A.	N.A.	12/20/73	$.150			$14.19
12/31/73	$14.74	2.29%	-9.39%	-12.50%	-12.50%	4.40%	-1.27%	N.A.	N.A.
1/31/74	$14.82	.54%	-9.83%	.54%	-7.37%	1.87%	-.83%	N.A.	N.A.
2/28/74	$14.88	1.01%	3.89%	1.56%	-2.39%	1.69%	.43%	N.A.	N.A.	3/20/74	$.090			$14.97
3/31/74	$14.24	-4.30%	-2.81%	-2.81%	-6.11%	-1.37%	-.93%	N.A.	N.A.
4/30/74	$13.85	-2.74%	-5.99%	-5.47%	-3.21%	-3.71%	-1.73%	N.A.	N.A.
5/31/74	$13.15	-4.19%	-10.82%	-9.43%	-7.64%	-3.71%	-2.37%	N.A.	N.A.	6/20/74	$.120			$13.16
6/30/74	$12.95	-1.52%	-8.23%	-10.81%	-8.42%	-3.77%	-1.12%	N.A.	N.A.
7/31/74	$12.29	-5.10%	-10.46%	-15.36%	-19.03%	-3.83%	-.74%	N.A.	N.A.
8/31/74	$10.95	-9.93%	-15.82%	-23.76%	-25.92%	-8.71%	-3.82%	N.A.	N.A.	9/20/74	$.120			$10.98
9/30/74	$9.95	-9.13%	-22.33%	-30.72%	-37.23%	-11.58%	-5.41%	N.A.	N.A.
10/31/74	$11.58	16.38%	-4.75%	-19.37%	-27.69%	-5.35%	-3.86%	N.A.	N.A.
11/30/74	$10.94	-3.97%	1.55%	-22.58%	-20.80%	-5.94%	-3.75%	N.A.	N.A.	12/20/74	$.180			$10.47

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/74	$10.65	-2.65%	8.88%	-24.58%	-24.58%	-9.45%	-3.88%	1.60%	N.A.
1/31/75	$11.99	12.58%	5.32%	12.58%	-15.54%	-6.53%	-.10%	2.59%	N.A.
2/28/75	$12.66	6.42%	16.64%	19.81%	-11.02%	-5.50%	-.22%	2.99%	N.A.	3/20/75	$.100			$13.14
3/31/75	$13.13	3.71%	24.23%	24.23%	-3.59%	-4.41%	.77%	3.42%	N.A.
4/30/75	$13.80	5.10%	15.97%	30.57%	4.18%	-3.81%	3.87%	3.59%	N.A.
5/31/75	$14.23	3.99%	13.35%	35.77%	13.07%	-3.10%	6.41%	3.99%	N.A.	6/20/75	$.120			$14.49
6/30/75	$14.92	4.85%	14.57%	42.33%	20.36%	.05%	8.71%	5.09%	N.A.
7/31/75	$14.01	-6.10%	2.36%	33.65%	19.09%	-2.01%	5.66%	4.26%	N.A.
8/31/75	$13.63	-1.86%	-3.37%	31.17%	29.77%	-3.97%	4.36%	3.65%	N.A.	9/19/75	$.120			$13.45
9/30/75	$13.15	-3.52%	-11.08%	26.56%	37.80%	-4.56%	2.78%	2.97%	N.A.
10/31/75	$13.96	6.16%	.53%	34.36%	25.69%	-2.66%	4.77%	3.21%	N.A.
11/30/75	$14.27	3.29%	5.80%	38.79%	35.11%	-3.07%	4.80%	3.28%	N.A.	12/19/75	$.150			$13.97
12/31/75	$14.28	.07%	9.76%	38.92%	38.92%	-2.85%	3.58%	3.25%	N.A.
1/31/76	$15.95	11.70%	15.48%	11.70%	37.82%	2.54%	4.24%	4.09%	N.A.
2/29/76	$15.84	.00%	11.77%	11.69%	29.54%	4.00%	3.91%	4.13%	N.A.	3/19/76	$.110			$15.77
3/31/76	$16.06	1.39%	13.25%	13.25%	26.64%	4.66%	3.21%	4.66%	N.A.
4/30/76	$15.71	-2.18%	-.82%	10.78%	17.87%	5.93%	1.85%	4.05%	N.A.
5/31/76	$15.49	-.57%	-1.39%	10.15%	12.72%	5.58%	2.61%	4.68%	N.A.	6/18/76	$.130			$16.09
6/30/76	$16.35	5.55%	2.63%	16.23%	13.44%	7.73%	4.00%	5.46%	N.A.
7/31/76	$16.20	-.92%	3.95%	15.16%	19.70%	4.90%	4.86%	5.72%	N.A.
8/31/76	$15.89	-1.11%	3.42%	13.88%	20.59%	5.05%	3.55%	6.68%	N.A.	9/20/76	$.130			$16.26
9/30/76	$16.15	1.64%	-.43%	15.72%	27.02%	3.19%	3.88%	7.08%	N.A.
10/31/76	$15.74	-2.54%	-2.06%	12.78%	16.61%	1.95%	4.44%	6.52%	N.A.
11/30/76	$15.85	1.65%	.69%	14.65%	14.73%	7.11%	5.25%	6.12%	N.A.	12/20/76	$.150			$16.33

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/76	$16.90	6.62%	5.61%	22.21%	22.21%	8.59%	4.74%	6.70%	N.A.
1/31/77	$16.17	-4.32%	3.68%	-4.32%	4.69%	6.81%	3.34%	5.21%	N.A.
2/28/77	$15.84	-1.30%	.69%	-5.56%	3.32%	5.99%	2.46%	5.02%	N.A.	3/18/77	$.120			$16.19
3/31/77	$15.68	-1.01%	-6.53%	-6.53%	.86%	7.19%	2.21%	4.38%	N.A.
4/30/77	$15.82	.89%	-1.44%	-5.70%	4.03%	8.50%	1.76%	3.91%	N.A.
5/31/77	$15.37	-1.96%	-2.08%	-7.54%	2.61%	9.34%	1.01%	4.30%	N.A.	6/20/77	$.140			$16.03
6/30/77	$16.09	4.69%	3.51%	-3.25%	1.73%	11.58%	2.94%	4.62%	N.A.
7/31/77	$15.89	-1.24%	1.32%	-4.45%	1.40%	13.07%	2.69%	3.77%	N.A.
8/31/77	$15.49	-1.64%	1.69%	-6.01%	.88%	16.43%	1.50%	3.67%	N.A.	9/20/77	$.140			$15.32
9/30/77	$15.47	-.13%	-2.98%	-6.13%	-.87%	20.16%	1.82%	3.30%	N.A.
10/31/77	$14.87	-3.88%	-5.56%	-9.77%	-2.23%	12.74%	1.01%	3.27%	N.A.
11/30/77	$15.36	4.44%	.26%	-5.76%	.48%	15.91%	.98%	3.71%	N.A.	12/20/77	$.170			$14.92
12/31/77	$15.30	-.39%	.03%	-6.10%	-6.10%	16.82%	1.02%	3.44%	N.A.
1/31/78	$14.35	-6.21%	-2.40%	-6.21%	-7.96%	9.92%	.77%	3.20%	N.A.
2/28/78	$13.75	-1.32%	-7.81%	-7.45%	-7.97%	7.19%	1.35%	3.11%	N.A.	3/20/78	$.140		$.270	$14.43
3/31/78	$14.24	3.56%	-4.28%	-4.28%	-3.84%	7.09%	2.14%	3.38%	N.A.
4/30/78	$15.60	9.55%	11.80%	4.86%	4.41%	8.58%	5.24%	3.34%	N.A.
5/31/78	$15.86	2.63%	16.44%	7.61%	9.34%	8.11%	5.70%	3.30%	N.A.	6/20/78	$.150			$15.79
6/30/78	$15.68	-1.13%	11.16%	6.40%	3.26%	6.02%	5.61%	3.10%	N.A.
7/31/78	$16.61	5.93%	7.49%	12.71%	10.76%	10.37%	5.33%	3.85%	N.A.
8/31/78	$17.01	3.37%	8.26%	16.51%	16.39%	12.29%	6.36%	3.91%	N.A.	9/20/78	$.160			$16.75
9/30/78	$16.85	-.94%	8.49%	15.43%	15.46%	13.29%	4.69%	3.16%	N.A.
10/31/78	$15.18	-9.91%	-7.74%	3.99%	8.21%	7.25%	2.32%	1.89%	N.A.
11/30/78	$15.40	2.64%	-8.41%	6.73%	6.31%	7.02%	5.59%	1.62%	N.A.	12/20/78	$.180			$15.48

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/78	$15.79	2.53%	-5.20%	9.42%	9.42%	7.88%	5.64%	2.12%	N.A.
1/31/79	$16.52	4.62%	10.09%	4.62%	22.06%	5.56%	6.48%	2.76%	N.A.
2/28/79	$15.48	-2.78%	4.29%	1.71%	20.42%	4.57%	5.67%	3.01%	N.A.	3/20/79	$.150		$.430	$16.43
3/31/79	$16.58	7.11%	8.71%	8.71%	24.28%	6.42%	8.03%	3.46%	N.A.
4/30/79	$16.69	.66%	4.60%	9.43%	14.20%	7.45%	8.78%	3.39%	N.A.
5/31/79	$16.29	-1.38%	6.33%	7.92%	9.73%	7.16%	9.41%	3.35%	N.A.	6/20/79	$.170			$16.90
6/30/79	$16.92	3.87%	3.08%	12.05%	15.25%	6.58%	10.57%	4.56%	N.A.
7/31/79	$17.19	1.60%	4.03%	13.84%	10.53%	7.47%	12.09%	5.48%	N.A.
8/31/79	$18.11	6.40%	12.28%	21.13%	13.75%	10.13%	15.89%	5.58%	N.A.	9/20/79	$.180			$18.09
9/30/79	$17.93	-.99%	7.02%	19.93%	13.69%	9.18%	17.89%	5.60%	N.A.
10/31/79	$16.64	-7.20%	-2.24%	11.30%	17.12%	7.41%	12.68%	4.08%	N.A.
11/30/79	$17.38	5.77%	-2.82%	17.72%	20.70%	8.85%	14.86%	5.15%	N.A.	12/20/79	$.220			$17.72
12/31/79	$17.84	2.65%	.73%	20.80%	20.80%	7.47%	16.08%	5.63%	N.A.
1/31/80	$19.13	7.23%	16.39%	7.23%	23.82%	11.63%	14.95%	7.16%	N.A.
2/29/80	$18.30	-2.67%	7.13%	4.37%	24.23%	11.12%	12.92%	6.14%	N.A.	3/20/80	$.170		$.150	$16.65
3/31/80	$16.57	-9.45%	-5.33%	-5.33%	5.20%	7.93%	9.94%	5.26%	N.A.
4/30/80	$17.17	3.62%	-8.52%	-1.91%	8.29%	8.89%	9.62%	6.71%	N.A.
5/31/80	$17.94	5.71%	-.82%	3.69%	16.11%	11.67%	9.99%	8.18%	N.A.	6/20/80	$.210			$18.42
6/30/80	$18.46	2.90%	12.68%	6.67%	15.00%	11.02%	9.57%	9.14%	N.A.
7/31/80	$20.16	9.21%	18.75%	16.49%	23.61%	14.81%	12.93%	9.23%	N.A.
8/31/80	$20.05	.55%	12.99%	17.12%	16.81%	15.65%	13.47%	8.83%	N.A.	9/19/80	$.220			$21.43
9/30/80	$20.68	3.14%	13.18%	20.72%	21.61%	16.87%	14.98%	8.71%	N.A.
10/31/80	$21.14	2.23%	5.94%	23.41%	33.95%	19.29%	14.12%	9.34%	N.A.
11/30/80	$23.00	9.93%	15.91%	35.66%	39.25%	21.33%	15.54%	10.04%	N.A.	12/19/80	$.240			$21.99

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/80	$22.57	-1.87%	10.33%	33.19%	33.19%	20.75%	15.10%	9.19%	N.A.
1/31/81	$21.60	-4.30%	3.29%	-4.30%	18.87%	21.57%	11.60%	7.86%	N.A.
2/28/81	$20.46	3.06%	-3.22%	-1.37%	25.64%	23.40%	12.27%	8.01%	N.A.	3/20/81	$.220		$1.580	$21.12
3/31/81	$21.30	4.11%	2.42%	2.42%	44.09%	23.51%	12.81%	7.91%	N.A.
4/30/81	$21.06	-1.13%	5.81%	1.27%	37.49%	19.36%	13.05%	7.31%	N.A.
5/31/81	$21.21	1.80%	4.79%	3.09%	32.46%	19.03%	13.60%	7.96%	N.A.	6/19/81	$.230			$21.05
6/30/81	$20.75	-2.17%	-1.52%	.86%	25.94%	18.62%	11.88%	7.87%	N.A.
7/31/81	$20.61	-.67%	-1.07%	.18%	14.54%	16.10%	11.94%	8.34%	N.A.
8/31/81	$19.65	-3.49%	-6.22%	-3.32%	10.02%	13.47%	11.40%	7.40%	N.A.	9/18/81	$.240			$18.54
9/30/81	$18.55	-5.60%	-9.44%	-8.66%	.77%	11.69%	9.78%	6.79%	N.A.
10/31/81	$19.25	3.77%	-5.39%	-5.22%	2.30%	17.08%	11.17%	7.75%	N.A.
11/30/81	$20.12	6.03%	3.87%	.50%	-1.39%	18.36%	12.12%	8.62%	N.A.	12/18/81	$.290			$19.63
12/31/81	$19.50	-3.08%	6.67%	-2.57%	-2.57%	16.17%	10.00%	7.34%	N.A.
1/31/82	$19.25	-1.28%	1.48%	-1.28%	.50%	13.94%	10.69%	6.95%	N.A.
2/28/82	$17.93	-4.10%	-8.25%	-5.33%	-6.24%	13.50%	10.06%	6.19%	N.A.	3/19/82	$.230		$.300	$17.88
3/31/82	$18.13	1.12%	-4.27%	-4.27%	-8.93%	11.35%	10.53%	6.29%	N.A.
4/30/82	$18.90	4.25%	1.09%	-.21%	-3.98%	12.65%	11.26%	6.40%	N.A.
5/31/82	$17.94	-3.76%	1.45%	-3.96%	-9.23%	11.76%	10.85%	5.82%	N.A.	6/18/82	$.250			$17.16
6/30/82	$17.56	-2.12%	-1.73%	-5.93%	-9.13%	9.59%	9.39%	6.11%	N.A.
7/31/82	$17.14	-2.39%	-7.99%	-8.18%	-10.70%	8.13%	9.13%	5.86%	N.A.
8/31/82	$19.14	13.19%	8.14%	3.93%	4.66%	10.39%	12.24%	6.73%	N.A.	9/20/82	$.260			$19.64
9/30/82	$19.11	-.16%	10.27%	3.73%	10.66%	10.68%	12.22%	6.90%	N.A.
10/31/82	$21.38	11.88%	26.39%	16.05%	19.29%	17.80%	15.68%	8.10%	N.A.
11/30/82	$22.07	4.40%	16.62%	21.15%	17.42%	17.30%	15.66%	8.07%	N.A.	12/20/82	$.250			$21.55

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/82	$22.23	.72%	17.68%	22.06%	22.06%	16.57%	15.93%	8.22%	N.A.
1/31/83	$23.04	3.64%	9.01%	3.64%	28.15%	15.26%	18.27%	9.17%	N.A.
2/28/83	$22.77	3.13%	7.66%	6.88%	37.80%	17.43%	19.35%	9.97%	N.A.	3/18/83	$.220		$.770	$23.20
3/31/83	$23.54	3.38%	10.41%	10.41%	40.79%	22.70%	19.29%	10.38%	N.A.
4/30/83	$25.30	7.48%	14.50%	18.67%	45.15%	24.21%	18.83%	11.83%	N.A.
5/31/83	$25.11	.20%	11.33%	18.90%	51.02%	22.02%	18.26%	11.81%	N.A.	6/20/83	$.240			$26.20
6/30/83	$26.00	3.55%	11.46%	23.07%	59.70%	22.26%	19.36%	12.27%	N.A.
7/31/83	$25.26	-2.85%	.76%	19.57%	58.95%	17.59%	17.31%	11.16%	N.A.
8/31/83	$25.70	2.77%	3.39%	22.88%	44.37%	18.48%	17.17%	11.63%	N.A.	9/20/83	$.260			$26.61
9/30/83	$26.41	2.76%	2.57%	26.23%	48.54%	18.32%	18.02%	11.16%	N.A.
10/31/83	$25.83	-2.20%	3.26%	23.46%	29.85%	16.59%	19.98%	10.80%	N.A.
11/30/83	$26.19	2.48%	3.00%	26.52%	27.44%	13.87%	19.94%	12.54%	N.A.	12/20/83	$.280			$25.73
12/31/83	$26.19	.00%	.25%	26.54%	26.54%	14.60%	19.35%	12.29%	N.A.
1/31/84	$25.98	-.80%	1.68%	-.80%	21.12%	15.98%	18.08%	12.13%	N.A.
2/29/84	$23.01	-3.31%	-4.09%	-4.09%	13.64%	13.63%	18.00%	11.64%	N.A.	3/20/84	$.230		$1.880	$23.46
3/31/84	$23.83	3.56%	-.83%	-.83%	13.66%	13.37%	17.18%	12.51%	N.A.
4/30/84	$24.05	.92%	.90%	.09%	6.73%	14.15%	17.24%	12.93%	N.A.
5/31/84	$22.36	-5.99%	-1.74%	-5.90%	.18%	11.16%	16.13%	12.72%	N.A.	6/20/84	$.250			$22.75
6/30/84	$22.60	1.07%	-4.12%	-4.91%	-2.23%	12.36%	15.49%	13.01%	N.A.
7/31/84	$21.75	-3.76%	-8.57%	-8.49%	-3.15%	11.19%	14.25%	13.16%	N.A.
8/31/84	$24.05	11.77%	8.72%	2.28%	5.37%	16.74%	15.38%	15.63%	N.A.	9/20/84	$.260			$24.13
9/30/84	$23.91	-.58%	6.94%	1.68%	1.93%	18.77%	15.47%	16.68%	N.A.
10/31/84	$23.96	.21%	11.35%	1.90%	4.44%	17.39%	17.26%	14.95%	N.A.
11/30/84	$23.87	.79%	.42%	2.70%	2.70%	15.42%	16.14%	15.49%	N.A.	12/20/84	$.280			$24.29

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/84	$24.45	2.43%	3.44%	5.18%	5.18%	17.55%	16.09%	16.08%	8.60%
1/31/85	$26.01	6.38%	9.81%	6.38%	12.79%	20.52%	15.90%	15.43%	8.82%
2/28/85	$25.13	2.27%	11.44%	8.80%	19.49%	23.13%	17.01%	14.97%	8.82%	3/20/85	$.240		$1.230	$24.85
3/31/85	$25.19	.24%	9.12%	9.12%	15.73%	22.80%	19.43%	14.59%	8.86%
4/30/85	$25.31	.48%	3.07%	9.64%	15.22%	21.30%	18.70%	14.07%	8.70%
5/31/85	$26.50	5.69%	6.45%	15.88%	29.55%	25.12%	18.70%	14.26%	9.00%	6/20/85	$.250			$26.13
6/30/85	$26.96	1.74%	8.05%	17.91%	30.42%	26.75%	18.44%	13.92%	9.42%
7/31/85	$27.45	1.82%	9.49%	20.05%	37.98%	28.54%	16.79%	14.84%	9.42%
8/31/85	$27.01	-.69%	2.87%	19.22%	22.60%	23.07%	16.51%	14.98%	9.17%	9/20/85	$.250			$26.06
9/30/85	$26.36	-2.41%	-1.29%	16.39%	20.39%	22.16%	15.24%	15.11%	8.87%
10/31/85	$27.65	4.89%	1.70%	22.08%	26.02%	19.56%	15.84%	14.97%	8.93%
11/30/85	$29.35	7.12%	9.66%	30.78%	33.96%	20.58%	15.23%	15.39%	9.17%	12/20/85	$.270			$30.64
12/31/85	$30.95	5.45%	18.45%	37.86%	37.86%	22.42%	16.89%	15.99%	9.44%
1/31/86	$31.26	1.00%	14.05%	1.00%	30.89%	21.38%	18.16%	14.83%	9.33%
2/28/86	$30.65	7.13%	14.11%	8.21%	37.03%	22.96%	19.14%	15.62%	9.73%	3/20/86	$.240		$2.600	$32.22
3/31/86	$32.36	5.58%	13.77%	13.77%	43.73%	23.65%	19.37%	16.05%	10.20%
4/30/86	$31.91	-1.39%	11.08%	12.19%	41.07%	20.15%	19.31%	16.14%	9.93%
5/31/86	$32.84	3.70%	7.96%	16.34%	38.39%	21.55%	19.75%	16.63%	10.49%	6/20/86	$.250			$32.53
6/30/86	$33.02	.55%	2.82%	16.98%	36.78%	20.37%	20.41%	16.07%	10.64%
7/31/86	$30.98	-6.18%	-2.17%	9.76%	26.04%	18.98%	19.04%	15.44%	10.47%
8/31/86	$33.25	8.07%	1.95%	18.61%	37.11%	21.01%	21.75%	16.47%	11.46%	9/19/86	$.230			$31.18
9/30/86	$30.84	-7.25%	-5.91%	10.07%	30.37%	16.96%	21.33%	15.41%	11.17%
10/31/86	$32.55	5.54%	5.84%	16.17%	31.18%	19.96%	21.74%	16.34%	11.32%
11/30/86	$32.16	3.47%	1.29%	20.20%	26.76%	20.34%	21.14%	16.55%	11.21%	12/20/86	$.220		$1.300	$32.32

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/86	$31.66	-1.55%	7.49%	18.31%	18.31%	19.71%	21.52%	15.62%	11.07%
1/31/87	$36.03	13.80%	15.90%	13.80%	33.30%	25.31%	25.02%	17.64%	11.25%
2/28/87	$37.09	3.55%	16.02%	17.85%	29.38%	28.28%	26.96%	18.21%	11.42%	3/20/87	$.220			$38.92
3/31/87	$37.84	2.02%	20.20%	20.20%	24.99%	27.63%	27.18%	18.56%	11.25%
4/30/87	$37.90	.16%	5.79%	20.39%	26.95%	27.31%	26.16%	18.48%	10.96%
5/31/87	$38.23	1.50%	3.72%	22.20%	24.26%	30.61%	27.50%	18.89%	11.36%	6/19/87	$.240			$40.57
6/30/87	$40.18	5.10%	6.81%	28.39%	29.84%	32.31%	29.32%	18.93%	11.55%
7/31/87	$42.17	4.95%	11.92%	34.75%	45.24%	36.18%	31.20%	19.66%	11.43%
8/31/87	$43.84	4.56%	15.33%	40.88%	40.45%	33.19%	29.15%	20.39%	11.72%	9/18/87	$.250			$42.42
9/30/87	$43.55	-.66%	9.03%	39.97%	50.45%	33.16%	29.02%	20.33%	11.49%
10/31/87	$34.90	-19.86%	-16.75%	12.17%	14.24%	23.60%	20.69%	18.16%	10.47%
11/30/87	$30.61	-6.85%	-25.85%	4.49%	2.87%	20.40%	17.97%	16.81%	10.07%	12/18/87	$.330		$1.570	$33.11
12/31/87	$32.94	7.61%	-20.02%	11.95%	11.95%	22.22%	19.43%	17.67%	10.32%
1/31/88	$34.30	4.13%	3.92%	4.13%	2.43%	21.35%	19.54%	18.90%	10.77%
2/29/88	$35.96	5.57%	18.30%	9.93%	4.45%	22.62%	20.12%	19.73%	11.10%	3/18/88	$.250			$35.96
3/31/88	$34.38	-4.39%	5.10%	5.10%	-2.12%	20.70%	18.26%	18.77%	10.81%
4/30/88	$34.74	1.05%	1.99%	6.20%	-1.25%	20.93%	16.81%	17.82%	10.34%
5/31/88	$35.06	1.70%	-1.75%	8.00%	-1.02%	19.38%	17.17%	17.71%	10.27%	6/20/88	$.270			$36.16
6/30/88	$36.76	4.85%	7.72%	13.21%	-1.29%	20.58%	17.46%	18.40%	10.49%
7/31/88	$36.12	-1.74%	4.75%	11.24%	-7.58%	19.16%	17.72%	17.51%	10.47%
8/31/88	$34.88	-3.44%	-.51%	7.42%	-14.66%	18.04%	16.27%	16.71%	10.12%
9/30/88	$35.65	2.99%	-2.29%	10.63%	-11.52%	20.17%	16.32%	17.17%	9.94%	9/20/88	$.270			$35.56
10/31/88	$36.41	2.13%	1.57%	12.98%	12.76%	19.11%	17.33%	18.65%	9.95%
11/30/88	$36.02	-1.07%	4.06%	11.77%	20.29%	16.00%	16.50%	18.21%	9.60%
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/88	$35.26	1.77%	2.83%	13.76%	13.76%	14.64%	16.91%	18.12%	9.83%	12/20/88	$.280		$1.110	$35.05
1/31/89	$37.92	7.55%	8.28%	7.55%	17.49%	17.06%	18.82%	18.45%	10.33%
2/28/89	$36.77	-3.03%	6.13%	4.28%	7.92%	13.39%	18.93%	18.45%	10.45%
3/31/89	$36.98	1.34%	5.68%	5.68%	14.39%	11.85%	18.41%	17.79%	10.39%	3/20/89	$.280			$36.65
4/30/89	$38.55	4.25%	2.44%	10.17%	18.00%	13.94%	19.18%	18.20%	10.55%
5/31/89	$39.90	3.50%	9.34%	14.03%	20.13%	13.87%	21.50%	18.78%	10.80%
6/30/89	$39.17	-1.08%	6.73%	12.79%	13.33%	13.25%	20.98%	18.20%	11.17%	6/20/89	$.300			$39.49
7/31/89	$42.47	8.43%	11.00%	22.29%	25.05%	18.84%	23.89%	18.97%	12.02%
8/31/89	$43.75	3.01%	10.48%	25.98%	33.41%	16.95%	21.89%	18.59%	11.89%
9/30/89	$42.67	-1.76%	9.73%	23.76%	27.26%	19.21%	21.60%	18.50%	11.86%	9/20/89	$.310			$42.61
10/31/89	$41.78	-2.08%	-.91%	21.18%	22.01%	16.26%	21.04%	19.13%	11.35%
11/30/89	$42.54	1.82%	-2.06%	23.39%	25.57%	15.65%	21.29%	18.68%	11.71%
12/31/89	$42.57	2.88%	2.57%	26.94%	26.94%	17.36%	21.40%	18.71%	11.98%	12/20/89	$.340		$.820	$41.27
1/31/90	$40.29	-5.36%	-.85%	-5.36%	11.71%	10.37%	18.59%	17.24%	12.09%
2/28/90	$41.04	1.86%	-.82%	-3.59%	17.35%	9.77%	18.48%	17.75%	11.81%
3/31/90	$41.55	1.99%	-1.68%	-1.68%	18.10%	9.76%	18.89%	19.16%	11.99%	3/20/90	$.310			$41.97
4/30/90	$40.31	-2.99%	.79%	-4.61%	9.91%	8.60%	18.06%	18.38%	12.39%
5/31/90	$44.03	9.23%	8.08%	4.19%	16.00%	11.30%	18.84%	18.77%	13.35%
6/30/90	$43.07	-1.43%	4.45%	2.70%	15.59%	8.95%	18.09%	18.26%	13.61%	6/20/90	$.330			$43.33
7/31/90	$42.54	-1.23%	6.34%	1.43%	5.29%	6.76%	17.37%	17.08%	13.09%
8/31/90	$38.34	-9.87%	-12.26%	-8.58%	-7.88%	1.60%	15.11%	15.81%	12.26%
9/30/90	$35.83	-5.69%	-16.04%	-13.78%	-11.56%	-.14%	14.33%	14.78%	11.71%	9/20/90	$.340			$36.77
10/31/90	$35.11	-2.01%	-16.71%	-15.51%	-11.49%	6.78%	12.78%	14.30%	11.79%
11/30/90	$38.10	8.52%	.29%	-8.31%	-5.67%	12.53%	13.08%	14.15%	12.08%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/90	$38.79	3.52%	10.08%	-5.09%	-5.09%	11.08%	12.66%	14.76%	11.94%	12/20/90	$.370		$.280	$38.75
1/31/91	$40.98	5.65%	18.68%	5.65%	5.95%	11.62%	13.68%	15.90%	11.80%
2/28/91	$43.70	6.64%	16.63%	12.66%	10.91%	11.99%	13.67%	16.32%	12.08%
3/31/91	$43.56	.40%	13.11%	13.11%	9.18%	13.84%	12.53%	15.90%	11.83%	3/20/91	$.310			$42.91
4/30/91	$43.88	.74%	7.85%	13.94%	13.37%	13.71%	13.01%	16.12%	11.63%
5/31/91	$46.55	6.08%	7.29%	20.87%	10.11%	15.34%	13.53%	16.60%	12.20%
6/30/91	$43.22	-6.48%	-.06%	13.04%	4.47%	11.02%	11.90%	16.07%	11.90%	6/20/91	$.320			$44.06
7/31/91	$44.79	3.63%	2.81%	17.15%	9.61%	13.01%	14.14%	16.57%	12.38%
8/31/91	$45.62	1.85%	-1.29%	19.32%	23.87%	15.04%	12.79%	17.19%	12.19%
9/30/91	$44.64	-1.47%	4.00%	17.57%	29.42%	13.35%	14.16%	17.69%	12.11%	9/20/91	$.310			$44.60
10/31/91	$45.12	1.07%	1.43%	18.83%	33.49%	12.96%	13.18%	17.38%	12.46%
11/30/91	$42.26	-6.34%	-6.72%	11.30%	15.22%	10.92%	10.95%	15.93%	12.22%
12/31/91	$44.85	9.14%	3.32%	21.48%	21.48%	13.54%	13.26%	17.32%	12.22%	12/20/91	$.300		$.870	$41.19
1/31/92	$45.01	.36%	2.59%	.36%	15.39%	10.95%	10.45%	17.51%	12.11%
2/29/92	$46.46	3.22%	13.06%	3.59%	11.69%	13.29%	10.38%	18.38%	12.12%
3/31/92	$45.09	-2.38%	1.13%	1.13%	8.61%	11.88%	9.41%	17.96%	11.97%	3/20/92	$.270			$46.09
4/30/92	$46.44	3.00%	3.78%	4.16%	11.03%	11.43%	10.03%	17.82%	11.97%
5/31/92	$46.87	.93%	1.47%	5.12%	5.64%	10.50%	9.91%	18.37%	11.92%
6/30/92	$45.53	-2.23%	1.62%	2.77%	10.43%	10.07%	8.33%	18.36%	12.07%	6/19/92	$.290			$45.14
7/31/92	$46.94	3.10%	1.72%	5.95%	9.86%	8.23%	7.95%	19.01%	12.24%
8/31/92	$45.14	-3.83%	-3.07%	1.89%	3.73%	5.78%	6.15%	17.09%	11.79%
9/30/92	$46.00	2.52%	1.65%	4.46%	7.93%	7.30%	6.82%	17.40%	12.02%	9/18/92	$.280			$46.25
10/31/92	$46.32	.70%	-.72%	5.19%	7.52%	8.31%	11.81%	16.17%	12.06%
11/30/92	$48.19	4.04%	7.40%	9.44%	19.43%	9.08%	14.41%	16.13%	12.03%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/92	$48.37	1.27%	6.09%	10.82%	10.82%	8.51%	13.03%	16.19%	12.13%	12/18/92	$.270		$.160	$48.25
1/31/93	$49.25	1.82%	7.28%	1.82%	12.43%	11.18%	12.53%	15.98%	12.52%
2/28/93	$50.93	3.41%	6.63%	5.29%	12.64%	11.75%	12.06%	16.02%	12.95%
3/31/93	$51.35	2.40%	7.82%	7.82%	18.15%	11.90%	13.61%	15.91%	13.11%	3/19/93	$.270		$.530	$51.31
4/30/93	$51.94	1.15%	7.11%	9.06%	16.03%	13.46%	13.63%	15.21%	13.51%
5/31/93	$53.51	3.02%	6.70%	12.36%	18.45%	11.28%	13.93%	15.54%	13.65%
6/30/93	$53.57	.61%	4.84%	13.04%	21.89%	12.04%	12.99%	15.20%	13.73%	6/18/93	$.260			$52.47
7/31/93	$53.57	.00%	3.65%	13.04%	18.23%	12.50%	13.39%	15.54%	13.33%
8/31/93	$55.80	4.16%	4.80%	17.74%	28.06%	18.06%	15.12%	15.70%	13.65%
9/30/93	$55.14	-.73%	3.40%	16.89%	23.99%	20.10%	14.28%	15.30%	13.21%	9/20/93	$.250			$54.45
10/31/93	$55.56	.76%	4.19%	17.78%	24.09%	21.21%	13.97%	15.64%	13.19%
11/30/93	$54.96	-1.08%	-1.06%	16.50%	17.97%	17.53%	13.97%	15.23%	13.88%
12/31/93	$53.23	1.56%	1.23%	18.32%	18.32%	16.78%	13.92%	15.41%	13.84%	12/20/93	$.270		$2.300	$52.91
1/31/94	$56.26	5.69%	6.18%	5.69%	22.82%	16.80%	13.53%	16.14%	14.12%
2/28/94	$55.00	-2.24%	4.93%	3.32%	16.11%	13.46%	13.71%	16.29%	13.93%
3/31/94	$52.30	-3.86%	-.66%	-.66%	9.01%	11.84%	12.52%	15.43%	13.96%	3/18/94	$.260		$.350	$55.11
4/30/94	$53.01	1.36%	-4.73%	.69%	9.23%	12.07%	11.89%	15.48%	14.20%
5/31/94	$53.97	1.81%	-.79%	2.51%	7.95%	10.54%	11.53%	16.40%	14.54%
6/30/94	$52.38	-2.45%	.66%	.00%	4.68%	12.11%	11.21%	15.99%	14.49%	6/20/94	$.280			$54.69
7/31/94	$54.31	3.68%	2.98%	3.68%	8.53%	12.12%	10.22%	16.86%	15.00%
8/31/94	$56.86	4.70%	5.90%	8.55%	9.09%	13.16%	10.58%	16.10%	15.87%
9/30/94	$54.95	-2.88%	5.43%	5.43%	6.72%	12.62%	10.33%	15.83%	16.25%	9/20/94	$.280			$56.10
10/31/94	$56.27	2.40%	4.13%	7.96%	8.47%	13.11%	11.32%	16.08%	15.51%
11/30/94	$54.12	-3.82%	-4.34%	3.84%	5.46%	14.11%	10.06%	15.54%	15.52%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/94	$53.94	1.27%	-.25%	5.16%	5.16%	11.30%	9.72%	15.41%	15.74%	12/20/94	$.330		$.540	$53.86
1/31/95	$54.93	1.84%	-.81%	1.84%	1.33%	11.85%	11.33%	14.91%	15.17%
2/28/95	$57.31	4.33%	7.60%	6.25%	8.14%	12.25%	11.87%	15.13%	15.05%
3/31/95	$58.69	3.24%	9.68%	9.68%	16.11%	14.36%	12.14%	15.47%	15.03%	3/20/95	$.340		$.120	$57.13
4/30/95	$60.44	2.98%	10.91%	12.95%	17.98%	14.35%	13.49%	15.75%	14.91%
5/31/95	$63.03	4.28%	10.87%	17.79%	20.85%	15.61%	12.44%	15.60%	14.93%
6/30/95	$63.38	1.07%	8.54%	19.05%	25.20%	16.89%	13.01%	15.52%	14.72%	6/14/95	$.320			$63.03
7/31/95	$65.92	4.01%	9.62%	23.82%	25.58%	17.24%	14.18%	15.77%	15.30%
8/31/95	$66.90	1.49%	6.68%	25.66%	21.74%	19.36%	16.92%	16.01%	15.50%
9/30/95	$68.12	2.30%	7.98%	28.55%	28.24%	19.28%	18.84%	16.56%	15.83%	9/15/95	$.320			$68.55
10/31/95	$66.04	-3.05%	.65%	24.62%	21.38%	17.78%	18.58%	15.65%	15.31%
11/30/95	$69.45	5.16%	4.30%	31.06%	32.73%	18.19%	17.84%	15.44%	15.41%
12/31/95	$67.83	1.77%	3.75%	33.38%	33.38%	18.40%	17.44%	15.03%	15.51%	12/15/95	$.480		$2.340	$67.16
1/31/96	$69.48	2.43%	9.63%	2.43%	34.15%	18.64%	16.72%	15.19%	15.01%
2/29/96	$70.50	1.47%	5.78%	3.94%	30.48%	17.88%	15.56%	14.61%	15.09%
3/31/96	$71.65	2.27%	6.29%	6.29%	29.25%	17.83%	15.99%	14.25%	15.14%	3/15/96	$.300	$.020	$.130	$71.89
4/30/96	$74.02	3.31%	7.20%	9.81%	29.66%	18.67%	16.57%	14.78%	15.46%
5/31/96	$74.94	1.24%	6.96%	11.17%	25.88%	17.98%	15.49%	14.50%	15.56%
6/30/96	$73.67	-1.27%	3.26%	9.76%	22.97%	17.24%	16.75%	14.30%	15.18%	6/14/96	$.320			$73.99
7/31/96	$70.58	-4.20%	-4.24%	5.16%	13.27%	15.58%	14.93%	14.54%	14.99%
8/31/96	$73.10	3.57%	-2.03%	8.91%	15.60%	15.36%	15.32%	14.05%	15.25%
9/30/96	$75.06	3.12%	2.32%	12.31%	16.53%	16.83%	16.37%	15.26%	15.34%	9/18/96	$.320			$75.04
10/31/96	$76.27	1.62%	8.52%	14.12%	22.14%	17.16%	16.49%	14.82%	15.58%
11/30/96	$82.85	8.63%	13.82%	23.97%	26.16%	20.87%	20.00%	15.39%	15.96%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/96	$79.81	-1.37%	8.87%	22.26%	22.26%	19.69%	17.59%	15.41%	15.51%	12/18/96	$.350	$.300	$1.230	$78.80
1/31/97	$82.73	3.66%	11.06%	3.66%	23.74%	18.93%	18.36%	14.33%	15.98%
2/28/97	$83.34	.74%	2.99%	4.43%	22.84%	20.12%	17.78%	14.02%	16.09%
3/31/97	$80.99	-1.88%	2.46%	2.46%	17.86%	20.94%	17.90%	13.58%	16.04%	3/27/97	$.300	$.130	$.360	$82.13
4/30/97	$84.09	3.83%	2.62%	6.38%	18.45%	21.91%	18.09%	13.99%	16.21%
5/31/97	$89.64	6.60%	8.60%	13.40%	24.71%	23.80%	19.39%	14.55%	16.70%
6/30/97	$93.14	4.29%	15.42%	18.26%	31.74%	26.57%	20.94%	14.46%	16.68%	6/26/97	$.340			$92.92
7/31/97	$100.65	8.07%	20.13%	27.79%	48.57%	28.34%	22.08%	14.80%	17.20%
8/31/97	$98.08	-2.56%	9.82%	24.53%	39.79%	25.30%	22.41%	13.99%	17.15%
9/30/97	$102.27	4.68%	10.24%	30.36%	41.91%	28.47%	22.92%	14.59%	17.42%	9/26/97	$.400			$101.72
10/31/97	$98.20	-3.98%	-2.05%	25.18%	34.10%	25.74%	21.76%	16.68%	17.42%
11/30/97	$99.72	1.55%	2.07%	27.11%	25.37%	28.04%	21.17%	17.74%	17.25%
12/31/97	$94.57	1.02%	-1.50%	28.41%	28.41%	27.94%	21.11%	17.00%	17.33%	12/29/97	$.450	$.370	$5.230	$92.80
1/31/98	$94.07	-.53%	2.03%	-.53%	23.22%	26.93%	20.55%	16.47%	17.68%
2/28/98	$99.04	5.28%	5.79%	4.73%	28.78%	27.33%	20.98%	16.44%	18.07%
3/31/98	$101.85	4.78%	9.72%	9.72%	37.52%	27.95%	21.53%	17.51%	18.14%	3/27/98	$.390	$.050	$1.480	$101.79
4/30/98	$103.36	1.48%	11.95%	11.35%	34.41%	27.33%	21.62%	17.56%	17.69%
5/31/98	$100.60	-2.67%	3.50%	8.38%	22.73%	24.43%	20.24%	17.04%	17.37%
6/30/98	$100.39	.18%	-1.06%	8.57%	17.90%	24.06%	20.14%	16.51%	17.45%	6/26/98	$.390			$99.69
7/31/98	$95.18	-5.19%	-7.55%	2.94%	3.43%	20.30%	18.86%	16.10%	16.80%
8/31/98	$82.25	-13.59%	-17.92%	-11.05%	-8.27%	14.02%	14.51%	14.81%	15.76%
9/30/98	$85.65	4.60%	-14.30%	-6.95%	-8.35%	14.87%	15.71%	14.99%	16.08%	9/28/98	$.400			$88.39
10/31/98	$92.31	7.77%	-2.58%	.29%	2.87%	19.00%	17.28%	15.61%	17.12%
11/30/98	$96.98	5.06%	18.44%	5.36%	6.45%	18.96%	18.70%	16.31%	17.26%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/98	$90.70	.02%	13.26%	5.39%	5.39%	18.28%	18.34%	16.11%	17.11%	12/29/98	$.380	$.540	$5.350	$90.13
1/31/99	$90.67	-.04%	5.06%	-.04%	5.92%	17.33%	17.03%	15.27%	16.85%
2/28/99	$89.68	-1.09%	-1.10%	-1.13%	-.48%	16.33%	17.30%	15.49%	16.96%
3/31/99	$93.17	5.72%	4.53%	4.53%	.40%	17.62%	19.55%	15.98%	16.88%	3/29/99	$.380		$1.290	$94.92
4/30/99	$104.08	11.71%	16.81%	16.77%	10.53%	20.73%	21.90%	16.79%	17.49%
5/31/99	$103.95	-.13%	17.95%	16.62%	13.41%	20.18%	21.43%	16.37%	17.57%
6/30/99	$108.34	4.55%	16.64%	21.93%	18.35%	22.50%	23.12%	17.02%	17.61%	6/28/99	$.330			$106.52
7/31/99	$105.33	-2.78%	1.52%	18.54%	21.36%	23.09%	21.55%	15.75%	17.35%
8/31/99	$103.83	-1.42%	.20%	16.85%	38.44%	21.08%	20.09%	15.24%	16.90%
9/30/99	$98.90	-4.40%	-8.39%	11.70%	26.51%	18.06%	19.72%	14.93%	16.70%	9/28/99	$.350			$97.62
10/31/99	$100.27	1.38%	-4.46%	13.25%	19.02%	17.97%	19.47%	15.33%	17.22%
11/30/99	$101.72	1.45%	-1.68%	14.88%	14.91%	15.32%	20.76%	15.28%	16.97%
12/31/99	$100.52	4.63%	7.62%	20.20%	20.20%	17.62%	21.55%	15.48%	17.08%	12/28/99	$.420	$.700	$4.710	$99.18
1/31/00	$95.53	-4.97%	.87%	-4.97%	14.27%	14.26%	19.88%	15.53%	16.38%
2/29/00	$90.71	-5.05%	-5.58%	-9.76%	9.71%	12.02%	17.64%	14.72%	16.23%
3/31/00	$95.47	11.11%	.26%	.26%	15.30%	16.76%	19.38%	15.71%	17.42%	3/29/00	$.500		$4.720	$93.68
4/30/00	$97.81	2.45%	8.09%	2.72%	5.76%	16.25%	19.26%	16.34%	17.35%
5/31/00	$99.89	2.13%	16.25%	4.90%	8.14%	14.60%	18.77%	15.56%	17.15%
6/30/00	$92.85	-6.55%	-2.23%	-1.96%	-3.35%	10.49%	16.92%	14.95%	16.59%	6/28/00	$.510			$94.86
7/31/00	$94.51	1.79%	-2.85%	-.21%	1.19%	8.30%	16.41%	15.29%	16.18%
8/31/00	$99.08	4.84%	-.28%	4.62%	7.63%	10.98%	17.17%	17.05%	16.43%
9/30/00	$98.09	-.44%	6.24%	4.16%	12.10%	9.13%	16.54%	17.68%	16.22%	9/27/00	$.550			$96.88
10/31/00	$101.19	3.16%	7.68%	7.45%	14.05%	11.77%	18.00%	18.29%	16.28%
11/30/00	$100.89	-.30%	2.40%	7.14%	12.10%	11.10%	16.74%	17.29%	15.71%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/00	$96.67	8.56%	11.66%	16.30%	16.30%	13.79%	18.26%	17.85%	16.29%	12/27/00	$.530	$.290	$12.090	$97.07
1/31/01	$98.69	2.09%	10.49%	2.09%	24.93%	14.79%	18.18%	17.45%	16.67%
2/28/01	$98.92	.24%	11.09%	2.32%	31.88%	12.92%	17.90%	16.72%	16.52%
3/31/01	$95.82	-1.35%	.95%	.95%	17.09%	10.67%	17.05%	16.52%	16.21%	3/28/01	$.500	$.530	$.720	$94.86
4/30/01	$101.76	6.20%	5.02%	7.20%	21.37%	12.36%	17.70%	17.13%	16.63%
5/31/01	$104.86	3.05%	7.95%	10.47%	22.47%	14.52%	18.11%	16.80%	16.70%
6/30/01	$102.40	-1.94%	7.30%	8.32%	28.50%	13.70%	17.95%	17.35%	16.71%	6/27/01	$.410			$100.93
7/31/01	$103.25	.83%	1.88%	9.22%	27.30%	16.06%	19.16%	17.03%	16.80%
8/31/01	$101.31	-1.88%	-2.99%	7.17%	19.15%	21.08%	17.88%	16.59%	16.89%
9/30/01	$91.48	-9.26%	-10.23%	-2.77%	8.58%	15.47%	14.90%	15.63%	16.66%	9/26/01	$.430			$88.46
10/31/01	$92.48	1.09%	-10.00%	-1.70%	6.40%	13.04%	14.78%	15.64%	16.51%
11/30/01	$100.03	8.16%	-.78%	6.32%	15.43%	14.14%	14.69%	17.31%	16.62%
12/31/01	$100.51	2.83%	12.44%	9.33%	9.33%	15.19%	15.65%	16.62%	16.97%	12/27/01	$.390	$.490	$1.460	$100.18
1/31/02	$100.32	-.19%	11.01%	-.19%	6.90%	15.14%	14.78%	16.55%	17.03%
2/28/02	$101.13	.81%	3.47%	.61%	7.49%	15.87%	14.79%	16.28%	17.32%
3/31/02	$105.01	4.24%	4.89%	4.89%	13.59%	15.32%	16.19%	17.04%	17.50%	3/26/02	$.350	$.010	$.050	$103.75
4/30/02	$101.70	-3.15%	1.78%	1.59%	3.60%	9.97%	14.58%	16.33%	17.07%
5/31/02	$103.08	1.36%	2.33%	2.97%	1.91%	10.51%	13.44%	16.38%	17.37%
6/30/02	$98.10	-4.47%	-6.22%	-1.63%	-.71%	7.23%	11.47%	16.11%	17.23%	6/26/02	$.370			$95.84
7/31/02	$89.36	-8.91%	-11.79%	-10.39%	-10.30%	4.93%	7.72%	14.68%	16.82%
8/31/02	$91.45	2.34%	-10.95%	-8.29%	-6.45%	6.26%	8.78%	15.39%	16.24%
9/30/02	$82.19	-9.71%	-15.84%	-17.20%	-6.92%	4.25%	5.61%	13.94%	15.65%	9/26/02	$.390			$85.63
10/31/02	$85.14	3.59%	-4.29%	-14.23%	-4.62%	4.99%	7.22%	14.26%	15.21%
11/30/02	$92.12	8.20%	1.19%	-7.20%	-4.57%	7.28%	8.60%	14.71%	15.41%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/02	$88.05	-3.59%	8.06%	-10.52%	-10.52%	4.39%	7.58%	14.15%	15.16%	12/27/02	$.400		$.360	$87.25
1/31/03	$85.45	-2.95%	1.23%	-2.95%	-13.00%	5.13%	7.06%	13.60%	14.78%
2/28/03	$83.44	-2.35%	-8.63%	-5.24%	-15.75%	6.10%	5.46%	12.95%	14.48%
3/31/03	$83.03	-.06%	-5.29%	-5.29%	-19.21%	2.43%	4.46%	12.68%	14.28%	3/27/03	$.370			$84.53
4/30/03	$88.90	7.07%	4.49%	1.41%	-10.68%	3.94%	5.59%	13.32%	14.26%
5/31/03	$95.94	7.92%	15.48%	9.44%	-4.92%	5.87%	7.79%	13.85%	14.69%
6/30/03	$96.30	.90%	16.59%	10.43%	.43%	8.62%	7.95%	13.88%	14.54%	6/26/03	$.510			$97.02
7/31/03	$99.84	3.67%	12.90%	14.49%	14.32%	9.28%	9.89%	14.29%	14.91%
8/31/03	$102.39	2.55%	7.28%	17.41%	14.55%	8.48%	13.72%	14.12%	14.90%
9/30/03	$100.98	-1.02%	5.23%	16.21%	25.58%	8.27%	12.47%	14.08%	14.69%	9/26/03	$.360			$100.61
10/31/03	$106.63	5.60%	7.18%	22.71%	28.01%	9.12%	12.02%	14.62%	15.13%
11/30/03	$108.44	1.70%	6.29%	24.79%	20.33%	9.84%	11.29%	14.93%	15.08%
12/31/03	$113.78	6.07%	13.88%	32.35%	32.35%	8.99%	12.60%	15.43%	15.42%	12/29/03	$.375	$.390	$.450	$113.27
1/31/04	$118.28	3.96%	12.11%	3.96%	41.76%	9.64%	13.48%	15.24%	15.69%
2/29/04	$120.59	1.96%	12.41%	5.99%	48.00%	10.26%	14.17%	15.73%	16.01%
3/31/04	$118.72	-.96%	4.96%	4.96%	46.64%	10.40%	12.69%	16.07%	15.75%	3/29/04	$.360		$.340	$118.00
4/30/04	$116.11	-2.20%	-1.25%	2.65%	33.97%	7.42%	9.73%	15.66%	15.57%
5/31/04	$116.98	.76%	-2.42%	3.42%	25.06%	6.62%	9.92%	15.53%	15.97%
6/30/04	$119.61	2.57%	1.06%	6.07%	27.12%	8.22%	9.50%	16.12%	16.05%	6/28/04	$.370			$118.96
7/31/04	$116.02	-3.00%	.24%	2.89%	18.94%	6.84%	9.45%	15.34%	16.10%
8/31/04	$115.90	-.11%	-.62%	2.78%	15.87%	7.48%	9.75%	14.80%	15.45%
9/30/04	$118.93	2.93%	-.25%	5.80%	20.50%	12.09%	11.38%	15.47%	15.65%	9/28/04	$.370			$118.22
10/31/04	$121.71	2.33%	5.23%	8.27%	16.77%	12.55%	11.59%	15.46%	15.77%
11/30/04	$128.88	5.89%	11.55%	14.65%	21.60%	11.76%	12.55%	16.58%	16.06%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/04	$130.22	3.94%	12.64%	19.16%	19.16%	12.17%	12.40%	16.89%	16.14%	12/29/04	$.430	$1.210	$2.100	$130.29
1/31/05	$127.27	-2.27%	7.56%	-2.27%	12.05%	11.38%	13.04%	16.41%	15.65%
2/28/05	$131.09	3.00%	4.64%	.66%	13.20%	12.18%	14.89%	16.26%	15.69%
3/31/05	$129.19	-.55%	.11%	.11%	13.67%	10.43%	12.37%	15.82%	15.64%	3/29/05	$.420	$.146	$.604	$127.13
4/30/05	$125.85	-2.58%	-.21%	-2.48%	13.24%	10.65%	11.24%	15.18%	15.47%
5/31/05	$129.10	2.58%	-.62%	.04%	15.29%	11.09%	11.34%	14.99%	15.29%
6/30/05	$129.49	.64%	.58%	.68%	13.12%	13.03%	13.00%	14.94%	15.23%	6/28/05	$.430			$130.23
7/31/05	$134.16	3.61%	6.95%	4.31%	20.81%	17.99%	13.41%	14.90%	15.33%
8/31/05	$135.17	.76%	5.05%	5.10%	21.86%	17.38%	12.50%	14.81%	15.41%
9/30/05	$136.11	1.02%	5.46%	6.17%	19.60%	21.85%	12.83%	14.67%	15.61%	9/28/05	$.430			$134.85
10/31/05	$133.70	-1.77%	-.02%	4.29%	14.77%	19.72%	11.74%	14.82%	15.23%
11/30/05	$137.85	3.10%	2.31%	7.52%	11.77%	17.81%	12.49%	14.60%	15.02%
12/31/05	$137.22	1.71%	3.01%	9.36%	9.36%	19.93%	11.03%	14.59%	14.81%	12/28/05	$.420	$.095	$2.490	$137.96
1/31/06	$142.69	3.99%	9.04%	3.99%	16.35%	22.72%	11.44%	14.76%	14.97%
2/28/06	$142.13	-.40%	5.35%	3.58%	12.52%	23.53%	11.30%	14.55%	14.58%
3/31/06	$143.81	1.67%	5.30%	5.30%	15.03%	24.23%	11.97%	14.48%	14.36%	3/31/06	$.420		$.258	$143.81
4/30/06	$147.44	2.53%	3.81%	7.96%	21.05%	22.45%	11.18%	14.39%	14.59%
5/31/06	$144.91	-1.72%	2.45%	6.10%	15.99%	18.71%	10.13%	14.05%	14.28%
6/30/06	$144.48	.04%	.82%	6.15%	15.31%	18.35%	10.58%	14.21%	14.25%	6/29/06	$.490			$144.39
7/31/06	$145.39	.62%	-1.06%	6.81%	11.99%	17.18%	10.54%	14.76%	14.65%
8/31/06	$147.20	1.24%	1.92%	8.14%	12.54%	16.68%	11.23%	14.50%	14.27%
9/30/06	$150.77	2.87%	4.81%	11.26%	14.61%	18.19%	14.06%	14.47%	14.86%	9/28/06	$.670			$150.78
10/31/06	$155.19	2.93%	7.22%	14.53%	20.08%	17.20%	14.46%	14.62%	14.72%
11/30/06	$157.13	1.25%	7.21%	15.96%	17.92%	17.02%	12.97%	13.82%	14.60%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
S & P 500 Index		1.90%	7.94%	14.20%	14.24%	11.81%	6.07%	8.05%	11.59%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performace is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

December 5, 2006 1:13				FUNDRPT10:RMM:12/05/2006:13:11:26
	DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

Koninklijke Philips Electronics (PHIA NA) — Buy

as of September 2006

Company Profile

- Based in the Netherlands, Philips is a diversified, global industrial company.
- Philips has leading positions in the lighting, personal care appliances, medical imaging, and consumer electronics industries.
- It also has ownership stakes in technology companies TSMC (16%), the world's largest semiconductor foundry, and LG Philips LCD (33%), the second largest maker of flat panel displays.

2005 Revenues = €30.4 Billion



Personal care appliances, 7%
Consumer electronics, 34%
Medical, 21%
Lighting, 16%
Semis & Other, 22%

Per Share Valuation

	2005	2006e	2006e Multiple
Share Price	27	27	
Revenues	24	26	1.0 x
Earnings	2.29	0.98	27.0 x
Dividend	0.4	0.44	1.7%
Book Value	13.30	13.76	1.9 x

FY ends December 31
Shares Outstanding = 1,201 million
All figures in EUR ($1.28 = 1 EUR)

Investment Thesis

Restructuring with sense of urgency — Management is executing its restructuring plan of simplifying the business with a sense of urgency. CEO Kleisterlee has sold the volatile semiconductor business and is intent on selling its stakes in technology companies TSMC and LG Philips LCD. This should better enable the company to focus on growing its remaining businesses.

Leading positions and attractive growth — Globally, Philips has #1 share in lighting, #1 share in many personal care segments such as razors, and #3 share in medical imaging equipment. These strong positions allow Philips to invest in innovation to drive organic growth and to take advantage of emerging market opportunities.

Inexpensive valuation — Excluding the investment holdings, Philips' core business trades at 0.6x EV/Sales and 10x EV/EBIT.

Financial degrees of freedom — Proceeds from disposals of investments representing ~50% of current market value could be returned to shareholders or used for acquisitions. The company could also increase leverage on the balance sheet.

Risks

Ability to allocate capital effectively — External factors such as declines in the value of investments could restrict effective capital allocation.

Consumer electronics weakness — Operating margins in the industry are slim and could worsen with increased competition and pricing pressure.

Competition in medical — Competitors GE and Siemens could weaken Philips' position by paying more for acquisitions.

Dodge & Cox decided to buy Royal Philips Electronics in the International Stock Fund.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

V.F. Corporation (VFC) — Sell

as of September 2006

Company Profile

- Founded in 1899, V.F. Corporation is headquartered in North Carolina.
- VFC designs, manufactures and markets apparel, footwear and accessories.
- VFC generates 75% of its revenues in the United States and 25% internationally.
- VFC sells its branded apparel through department and specialty stores, mass merchants, and discounters.
- Wal-Mart accounts for about 16% of sales.
- VFC's brands include Wrangler, North Face, Nautica, JanSport, and Vanity Fair.

2005 Revenues = $6.5 Billion



Jeanswear, 41%
Outdoor, 23%
Intimates, 13%
Imagewear, 12%
Sportswear, 10%
Other, 1%

Per Share Valuation

	VFC	S&P 500
Price	70	1319
2005 EPS	4.69	76
2006 est. EPS	4.99	87
2005 Price/Sales	1.1x	1.5x
2005 Price/Earnings	14x	18x
2005 Price/Book	2.8x	2.8x

FY ends December 31
Shares Outstanding = 114 Million
All figures in USD

Investment Thesis

Restructuring and recovery	Current restructuring combined with an economic recovery could increase potential for higher profits.
Market leadership	VFC has been the industry leader in size, distribution reach and brand strength.
Good management	While sales fell 4% in 2001, operating margins only dropped by 40 basis points.
Financial strength	Strong cash flow and solid balance sheet.

Risks

Valuation	Share price has run up and P/S is well above 10-year average.
Macro environment	US consumer may reduce consumption.
Deflationary industry	Apparel is facing deflationary pressures and Jeanswear is a commodity business.
Customer concentration	Top 10 customers account for 34% of sales while Wal-Mart accounts for 16%.

The investment in V.F. Corporation was sold due to higher valuation relative to downside risks.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

CEMEX (CX) — Buy

as of September 2006

Company Profile

- Headquartered in Mexico.
- Cemex is the third largest producer of cement in the world.
- Revenue by end user: 32% public works, 25% residential, 20% commercial, 13% self construction, 10% other.
- Founded in 1906.
- Cemex has been one of the most successful multinational companies to come out of Latin America.
- Over half of sales come from emerging markets.

2005 Revenues = $15 Billion


USA, 25%
Spain, 10%
UK, 9%
Rest of Europe, 16%
Other Latam, 9%
Other, 11%
Mexico, 20%

Per Share Valuation

			2006e
Share Price	29		
	2005	2006e	Multiple
Revenues	22	24	
Earnings	3.00	2.92	9.8
Dividend	0.8	0.9	3.1%
Book Value	13.93	16.30	1.8

FY ends December 31
ADR Shares Outstanding = 704 million
All figures in USD

Investment Thesis

Strong Market Positions — Cemex has been well entrenched in their markets: they have been a top three cement producer in the majority of their markets.

RMC Turnaround — In 2005, Cemex purchased RMC, one of the largest concrete producers in the world. RMC was an underperforming company and Cemex is currently in the process of restructuring the company to improve returns.

Good Free Cash Flow Generation — Cemex has consistently generated strong free cash flow, which can provide a degree of downside protection.

Proactive Management Team — Management is focused and ambitious. Prior strategies and acquisitions have benefited shareholders.

Risks

Strong Housing Market — Cemex operates in countries (Spain, US) where cement pricing and volume have been unusually strong and the housing market has been robust. It is unclear how sustainable the growth will be in residential markets.

Weaker Positions in Asia — Cemex has relatively low presence in fast growing Asia.

Acquisition Risk — Management has indicated that they prefer to use free cash on acquisitions. There is a risk that the company will overpay for an acquisition.

Due to the reasonable valuation and strong franchise, we purchased the stock.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Manager's Overview (Third Quarter 2006) FOR INTERNAL USE ONLY

Dodge & Cox Stock Fund (incl cash)
TEN LARGEST HOLDINGS
As of 9/30/06

Name	% of Total
Hewlett-Packard Co.	4.1%
Comcast Corp.	3.7%
Pfizer Inc.	3.3%
News Corp.	2.9%
Time Warner Inc.	2.6%
Chevron Corp.	2.6%
Sony Corp.	2.5%
McDonald's Corp.	2.4%
Matsushita Electric Industrial Co.	2.3%
Cardinal Health Inc.	2.3%
Total	**28.4%**

Dodge & Cox Stock Fund
TEN BEST / WORST PERFORMERS
Unweighted for Q3 2006

(Stocks held for full period unless otherwise noted)

Name	% Return	Name	% Return
MOT	24.3	BHI	(16.5)
PFE	21.9	AA	(12.9)
VOLV	21.8	HIT	(11.4)
SUNW	19.3	SNY	(8.7)
IPG	18.6	COP	(8.7)
FD	18.4	SNE	(8.1)
LINTA	18.1	COF	(7.9)
MCD	16.4	FDX	(6.9)
SGP	16.4	MAS	(6.8)
CPWR	16.3	DELL	(6.6)

SUMMARY OF TRANSACTIONS
for period 7/1/06-9/30/06

	NEW PURCHASES	SIGNIFICANT ADDITIONS	SALES	SIGNIFICANT TRIMS
Materials	CEMEX SAB-SPONS ADR PART CER			
Industrials	GENERAL ELECTRIC CO			
Consumer Discretionary	NIKE INC -CL B PHILIPS ELECTRONICS-NY SHR			
Consumer Staples				UNILEVER N V -NY SHARES
Finance			EQUITY RESIDENTIAL	EQUITY OFFICE PROPERTIES TR
Information Technology	KYOCERA CORP -SPONS ADR		LEXMARK INTL	

PERFORMANCE ATTRIBUTION



Q3 2006 Total Return
(Stock Fund vs S&P 500)*
4.8%
5.7%
Stock Fund
S&P 500

*** Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%.***

Key Contributors to Results

- Holdings in the **Information Technology** sector (+10%) had the best absolute performance in the Fund, modestly outperforming the S&P 500 (Index holdings returned +8%). Motorola (+24%), Sun Microsystems (+19%), and Hewlett-Packard (+14%) were all strong contributors.
- Selected individual contributors included some of the Fund's largest holdings: Pfizer (+22%), McDonald's (+16%) and Comcast (+13%). HCA (+16%) announced an agreement to be acquired by a private equity group

Key Detractors from Results

- The Fund's holdings in the **Financial** sector (holdings returned +7%) underperformed those in the S&P 500 (Index holdings up 9%). Capital One Financial (-8%), Citigroup and Wachovia (each +4%) hindered relative results.
- **Health Care** holdings, which performed well on an absolute basis (+ 8%), lagged the return of the S&P 500's Health Care sector (Index sector holdings up 10%). Sanofi-Aventis (-7%) and GlaxoSmithKline (-4%) were the largest detractors within this sector.
- Selected individual holdings: Baker Hughes (-17%, weakest absolute performer during Q3), ConocoPhillips (-9%), Sony (-8%) and FedEx (-7%).

Dodge & Cox / Investment Managers / San Francisco 4

DODGE & COX INVESTMENT MANAGERS SAN FRANCISCO Manager’s Overview (YTD – September 2006) FOR INTERNAL USE ONLY Dodge & Cox Stock Fund (incl cash) TEN LARGEST HOLDINGS As of 9/30/06 Name% of Total

Hewlett-Packard Co. 4.1% Comcast Corp. 3.7% Pfizer Inc. 3.3% News Corp. 2.9% Time Warner Inc. 2.6% Chevron Corp. 2.6% Sony Corp. 2.5% McDonald’s Corp. 2.4% Matsushita Electric Industrial Co. 2.3% Cardinal Health Inc. 2.3%

Total 28.4% Dodge & Cox Stock Fund TEN BEST / WORST PERFORMERS Unweighted over the period 1/1/06-9/30/06

(Stocks held for full period unless otherwise noted) Name% Return Name% Return CMCSA 42.4 TMS(23.2) AKZOY 35.4 UNM(13.8) VFC 34.7 CPWR(13.2) EOP 34.7 HIT(12.6) BMC 32.8 COF(8.9) VOLV 31.8 DELL (a)(8.7) FD 31.6 DOW(8.5) TMO 30.5 MAS(7.3) EC (b) 29.6 NCX(7.3) HPQ 29.1 DISCA(4.6) (a) Return shown is for period since initial purchase or prior to final sale (b) Return shown is for period up to acquisition date. SUMMARY OF TRANSACTIONS for period 1/1/06-9/30/06 Energy Materials Industrials Consumer Discretionary Consumer Staples Health Care Finance Information Technology NEW PURCHASES SIGNIFICANT ADDITIONS EXXON MOBIL CORP CHEVRON CORP

CEMEX SAB-SPONS ADR PART CER DOW CHEMICAL GENERAL ELECTRIC CO TYCO INTERNATIONAL LTD

ECHOSTAR COMMUNICATIONS—A LIBERTY MEDIA HOLD-CAP SER A LIBERTY MEDIA-INTERACTIVE A NIKE INC -CL B PHILIPS ELECTRONICS-NY SHR AVON PRODUCTS INC HEALTH MGMT ASSOCIATES INC-A PFIZER INC

SANOFI-AVENTIS-ADR CITIGROUP INC DELL INC KYOCERA CORP -SPONS ADR * Acquired SALES SIGNIFICANT TRIMS HESS CORP ENGELHARD CORP * LUBRIZOL CORP RIO TINTO PLC-SPON ADR FLUOR CORP

DILLARDS INC-CL A WHIRLPOOL CORP UNILEVER N V -NY SHARES CIT GROUP INC EQUITY OFFICE PROPERTIES TR EQUITY RESIDENTIAL JPMORGAN CHASE & CO FREESCALE SEMICONDUCTOR-A FREESCALE SEMICONDUCTOR-B LEXMARK INTERNATIONAL INC-A PERFORMANCE ATTRIBUTION YTD as of 9/30/06 Total Return (Stock Fund vs S&P 500)* 15% 11.3% 10% 8.5% 5% 0% Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%. Key Contributors to Results ?Strong returns from Consumer Discretionary holdings (up 17% vs. +6% for the Index sector), in combination with a higher relative weighting, was the largest contributor to relative and absolute results. Within this area, selective Media stocks continued to perform well. Comcast (+42%) and News Corp (+27%) had especially strong returns. ?Better relative returns from holdings in Information Technology (holdings returned +12% vs. +3% for the Index sector). Hewlett Packard (+29%) and BMC Software (+33%) were significant contributors.

?Despite negative returns during the 3rd quarter, Energy holdings have performed well for the year, rising 16% in aggregate. Schlumberger (+28%) and Chevron (+17%) have been notable contributors. ?Selected individual holdings: Akzo Nobel (+35%), Pfizer (+25%), and Equity Office Properties (+35%). Key Detractors from Results ?Despite a positive return from our single Telecom holding, Vodafone (+10%), returns lagged the Index sector year-to-date (up 26%). Selected individual holdings: Capital One (-9%), Dow Chemical (-8%), and Thomson (-23%). Dodge & Cox / Investment Managers / San Francisco

Comparative Investment Results – 3rd Quarter 2006 Q3 2006 Total Return (Stock Fund vs S&P 500)*

8% 5.7% 6% 4.8% 4% 2% 0% Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%. Key Contributors to Results ?Holdings in the Information Technology sector (+10%) had the best absolute performance in the Fund, modestly outperforming the S&P 500 (Index holdings returned +8%). Motorola (+24%), Sun Microsystems (+19%), and Hewlett-Packard (+14%) were all strong contributors. ?Selected individual contributors included some of the Fund’s largest holdings: Pfizer (+22%), McDonald’s (+16%) and Comcast (+13%). HCA (+16%) announced an agreement to be acquired by a private equity group Key Detractors from Results ?The Fund’s holdings in the Financial sector (holdings returned +5%) underperformed those in the S&P 500 (Index holdings up 8%). Capital One Financial (-8%), Citigroup and Wachovia (each +4%) hindered relative results. ?Health Care holdings, which performed well on an absolute basis (+ 8%), lagged the return of the S&P 500’s Health Care sector (Index sector holdings up 10%). Sanofi-Aventis (-9%) and GlaxoSmithKline (-4%) were the largest detractors within this sector. ?Selected individual holdings: Baker Hughes (-17%, weakest absolute performer during Q3), ConocoPhillips (-9%), Sony (-8%) and FedEx (-7%). Source: FactSet Portfolio Analysis, Dodge & Cox, S&P 500

The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus. Dodge & Cox / Investment Managers / San Francisco

Comparative Investment Results – YTD as of 9/30/06 YTD as of 9/30/06 Total Return (Stock Fund vs S&P 500)*

15% 11.3% 10% 8.5% 5% 0% Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%. Key Contributors to Results ?Strong returns from Consumer Discretionary holdings (up 17% vs. +6% for the Index sector), in combination with a higher relative weighting, was the largest contributor to relative and absolute results. Within this area, selective Media stocks continued to perform well. Comcast (+42%) and News Corp (+27%) had especially strong returns. ?Better relative returns from holdings in Information Technology (holdings returned +12% vs. +3% for the Index sector). Hewlett Packard (+29%) and BMC Software (+33%) were significant contributors. ?Despite negative returns during the 3rd quarter, Energy holdings have performed well for the year, rising 16% in aggregate. Schlumberger (+28%) and Chevron (+17%) have been notable contributors. ?Selected individual holdings: Akzo Nobel (+35%), Pfizer (+25%), and Equity Office Properties (+35%).

Key Detractors from Results ?Despite a positive return from our single Telecom holding, Vodafone (+10%), returns lagged the Index sector year-to-date (up 26%). ?Selected individual holdings: Capital One (-9%), Dow Chemical (-8%), and Thomson (-23%).

Source: FactSet Portfolio Analysis, Dodge & Cox, S&P 500 The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus. Dodge & Cox / Investment Managers / San Francisco

Comparative Investment Results – 3rd Quarter 2006 Q3 2006 Total Return (Stock Fund vs Russell 1000 Value)*

8% 6.2% 6% 4.8% 4% 2% 0% Stock Fund Russell 1000 Value * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%. Key Contributors to Results ?In contrast to the second quarter, a much higher average weighting in Information Technology (14% vs. 3% for the Index sector) benefited relative returns. Motorola (+24%), Sun Microsystems (+19%), and Hewlett-Packard (+14%) were all strong contributors. ?The biggest individual contributors included some of the Fund’s largest holdings: Pfizer (+22%), McDonald’s (+16%), and Comcast (+13%). HCA (+16%) announced an agreement to be acquired by a private equity group. Key Detractors from Results ?The Fund’s holdings in the Financial sector (holdings returned +5%) underperformed those in the Russell 1000 Value (Index holdings up 7%). Capital One Financial (-8%), Citigroup and Wachovia (each +4%) hindered relative results. • Fund holdings in the Industrials sector were moderately weaker than those in Index sector (-1% versus +2%). In particular, transportation companies FedEx (-7%) and Union Pacific (-5%) were both weak contributors to return.

?Selected individual holdings: Baker Hughes (-17%, weakest absolute performer during Q3), Sanofi-Aventis (-9%), ConocoPhillips (-9%) and Sony (-8%). Source: FactSet Portfolio Analysis, Dodge & Cox, Russell Mellon The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus. Dodge & Cox / Investment Managers / San Francisco

Comparative Investment Results – YTD as of 9/30/06 YTD as of 9/30/06 Total Return (Stock Fund vs. Russell 1000 Value)*

16% 13 . 2% 11. 3% 12% 8% 4% 0% Stock Fund Russell 1000 Value * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%. Key Contributors to Results ?Strong returns from Consumer Discretionary holdings (up 17% vs. +11% for the Index sector), in combination with a higher relative weighting, was the largest contributor to relative and absolute results. Within this area, selective Media stocks continued to perform well. Comcast (+42%) and News Corp (+27%) had especially strong returns. ?Despite negative returns during the 3rd quarter, Energy holdings have performed well for the year, rising 16% in aggregate. Schlumberger (+28%) and Chevron (+17%) have been notable contributors.

?Selected individual holdings: Akzo Nobel (+35%), Pfizer (+25%), and Equity Office Properties (+35%). Key Detractors from Results

?The Fund’s holdings in Healthcare (+7%) underperformed those in the Russell 1000 Value (+17%). In particular, Cardinal Health (-4%) and WellPoint (-3%) detracted from results. ?Despite a positive return from our single Telecom holding, Vodafone (+10%), returns lagged the Index Sector year-to-date (up 28%). ?Selected individual holdings: Capital One (-9%), Dow Chemical (-8%), and Thomson (-23%). Source: FactSet Portfolio Analysis, Dodge & Cox, Russell Mellon The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus.

Dodge & Cox / Investment Managers / San Francisco

Kyocera (KYO) — Buy

as of July 2006

Company Profile

- Based in Japan
- Founded in 1959 by Inamori as Kyoto Ceramic Co.
- Leader in applied ceramics
- Manufacturers and sells components (semiconductor packages, solar panels, specialty substrates), electronic devices (capacitors), and electronic equipment (handsets, copiers, optical modules)

2006 Revenues: ¥1.2 trillion



Fine Ceramic Parts 7%
Semiconductor Parts 14%
Applied Ceramic Products 12%
Telecom Equipment 24%
Info Equipment 28%
Optical Equipment 2%
Other 13%

Per Share Valuation

	2006	2007e	2007e Multiple
Price	¥9,300		
Revenue	¥6,301	¥6,517	1.4x
Earnings	¥372	¥452	20.6x
Book	¥6,875	¥7,356	1.3x
Dividend	¥100	¥100	1.1%

Fiscal Year End March Shares Outstanding: 187.5 MM

Crcy: ¥114/$US Source: Bloomberg, Company Reports

Investment Thesis

- **Dominant market position in ceramics:** Kyocera has high share within many niche markets, leading to sustainable mid-teens margins. Supplies growing markets, such as handsets, digital cameras, PCs, and game consoles
- **Favorable reinvestment opportunities:** R&D efforts focused on growing end markets such as technology, telecom, and renewable energy
- **Restructuring Opportunities:** New President Kawamura is focused on improving operating margins from 9% to 15% through operational initiatives
- **Low valuation:** Adjusting for cash and equity investments, Kyocera trades at 0.7x EV/S and 3.3x EV/EBITDA. Kyocera's 13% holding in KDDI, Japan's second largest telecom carrier, is worth one-quarter of Kyocera's market cap

Risks

- **End market cyclicality:** About half of revenues are highly exposed to the semiconductor cycle
- **Technology risk:** Across its product segments, Kyocera is vulnerable to substitution by rival materials and products
- **M&A risk:** Kyocera is open to acquisitions and in the past, has considered acquiring non-core businesses
- **Asset conversion might not happen:** Mgmt has been reluctant to return non-productive assets (cash and securities) to shareholders

The stock was purchased due to its strong market positions and an attractive valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Electrolux (ELUXB SS) — Sell

as of July 2006

Company Profile

- Headquartered in Stockholm, Sweden
- Electrolux is a leading manufacturer of appliances, selling into the European and North American markets
- #1 market position in Europe with ~17% share
- #3 market position in North America with ~23% share

2005 Revenues: $100.7 billion SEK*



North America 35%
Professional Products 6%
Asia/Pacific 9%
Latin America 6%
Europe 44%

* $1 SEK = .139 USD

Per Share Valuation

Share Price 97.00

	2005	2006e	2006e Multiple
Revenues	100,701	102,715	0.28x
Earnings	7.69	7.84	12.4x
Dividend	2.31	2.35	2.4%

FY ends December 31
Shares Outstanding = 293MM
All figures in SEK (1 SEK = .139 USD)
Source: Bloomberg, Company Reports

Investment Thesis

Market Leader	Leading manufacturer of appliances in Europe (#1) and North America (#3)
Management Focused on Shareholder Returns	Focused on improving operating margins, share repurchase opportunities
Market Share Opportunities	Whirlpool/Maytag combination may present market share opportunities in North America over the next several years

Risks

Poor Free Cash Flow	Negative free cash flow generation for several years due to continuous restructuring
Valuation	Full valuation on peak earnings
Competitive Position	Whirlpool/Maytag may become a dominant leader in appliances over the long-term
Housing Market	U.S. housing market is slowing
Lack of Flexibility	De-merger of Husqvarna impairs stability of cash flows and reduces balance sheet flexibility

Conclusion: Risk/reward profile is not attractive at current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Fresenius Medical Care (FME GR) — Sell

as of July 2006

Company Profile

- Headquartered in Bad Homburg, Germany
- Largest supplier of dialysis products and services in the world.
- Operations include North America (54%), International (26 %), and Renal Care Group (20%).
- Founded in 1996 when it was spun-off from Fresenius AG.

2005 Revenues = $6.8 Billion



North America, 54%
International, 26%
Renal Care, 20%

Per Share Valuation

Price	40.17		
	2005	**2006E**	**06E Multiple**
Revenues	23.32	28.87	1.39x
EBITDA	4.18	5.52	10.6x
Earnings	1.63	1.94	20.7x
Book Value	13.69	14.20	2.8x
Dividend	0.39	0.43	1.1%

FY ends December 31
Shares Outstanding = 290.4 million
All figures in USD

Investment Thesis

Organic Growth / Consolidation — The U.S. market has roughly 3-4% patient growth per year; it is 6% globally. Recent Renal Care acquisition offers accretion.

Strong Market Position — Fresenius is a strong #1 in in both hemodialysis products and dialysis services in the U.S. and globally.

Market Trends — The company is the best positioned to benefit from the trend towards adoption of single-use dialyzers.

Reimbursement Trends — Fresenius is also the best positioned to benefit from a reimbursement regime change towards risk management.

Risks

Valuation — Demanding valuation provides for only a modest expected investment return based on a continuation of high margins and earnings growth.

Customer Risk — U.S. government is Fresenius' largest customer leaving the company exposed to political/reimbursement risks.

Legal Risks — Fresenius is the subject of Department of Justice investigations regarding physician relationships, anemia management, and joint venture practices.

Conclusion: Due to its higher valuation, Dodge & Cox decided to sell Fresenius Medical Care.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Husqvarna AB (HUSQB SS) — Sell

as of July 2006

Company Profile

- Headquartered in Stockholm, Sweden
- Husqvarna AB is a leading manufacturer of hand-held outdoor power equipment globally
- Leadership positions for 90% of its sales:
  - Chainsaws: #1
  - Portable Petrol: #1
  - Lawn Mowers: #1
  - Diamond Tools: #1
- Incorporated in 1897 and spun out of Electrolux in June 2006
- 5.5% organic sales growth per annum during past 10 years

2005 Revenues: $28.8 billion SEK *


North America 57%
Rest of the World 6%
Europe 37%

* $1 SEK = .139 USD

Per Share Valuation

Share Price 83.75

	2005	2006e	2006e Multiple
Revenues	28,768	30,798	0.80x
Earnings	5.47	5.85	14.3x
Dividend	0	TBD [(1)]	TBD [(1)]

FY ends December 31
Shares Outstanding = 239MM
All figures in SEK (1 SEK = .139 USD)
Source: Bloomberg, Company Reports

Note: (1) Company hasn't formally announced a dividend but aims to pay out 25-50% of net income in dividends longer-term

Investment Thesis

Market Leader	Leading manufacturer of hand-held outdoor power equipment
Steady Growth	Steady market growth of 3-5% per annum
Stable Margins	Stable EBIT margins (~10%), consistent with those of competitors

Risks

Concentration of Customers	Sears represents 20% of Husqvarna's sales and a greater portion of its profits
Capital Allocation	Company is focused on growing Professional business in North America through acquisitions
Competition	John Deere's entry into Lowe's
Valuation	Appears to be fully valued

Conclusion: Risk/reward profile is not attractive at current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

NORTEL NETWORKS (NT)— BUY

as of August 2006

Company Profile

- Headquartered in Canada
- Nortel is the #2 provider of CDMA wireless networks, #1 provider of voice-over-IP switches, and #1 provider of metro Ethernet networks and optical gear worldwide
- Revenues in 2005: Mobility & Converged Core Networks (59%), Enterprise Solutions & Packet Networks (38%), and other (3%)
- 80% of all top executives joined NT recently

2005 Revenue: USD 10.5 billion


US
50%
EMEA
26%
Canada
5%
CALA
6%
Asia-Pac
13%

Per Share Valuation

Share Price 2.09

	2005	2006E	2006E Multiple
Revenues	2.43	2.46	0.8x
Earnings	0.01	0.00	nmf
R&D	0.43	0.45	4.6x
Dividend	0.00	0.00	

R&D: Research and Development
FY End December 31
Shares Outstanding: 4.66 billion
All figures in USD

Investment Thesis

Low valuation	Trades at the low end of industry valuations
Earnings improvement	Margins could expand materially from execution of the current cost savings plan
New management team	Led by new CEO, Mike Zafirovski, who has a successful turnaround track record (GE Lighting and Motorola Handsets)
Balance sheet/cash flow improvement	Re-financing and capital raising coupled with improving cash flow from operations puts NT on track to generate free cash flow and strengthen its balance sheet

Risks

Unclear business focus	streamlining of businesses
Technology catch-up	Playing "catch-up" against strong competitors, mostly via internal research and development
Revenue mix	Losing share in key markets it once dominated; high proportion of sales from "legacy businesses"
M&A Risks	Industry consolidation may force NT to make acquisitions, though most large deals have already occurred

Conclusion: We believe Nortel Networks is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

STANDARD LIFE (SL/ LN)— BUY

as of July 2006

Company Profile

- Headquartered in United Kingdom
- 3rd largest life and pension provider in the UK, 4th largest life and pension provider in Canada
- Revenues in 2005: UK (78%), Canada (12%), and other international (10%)
- Founded in 1825, reincorporated into a mutual assurance company in 1925, and demutualized in 2006
- Standard Life's investment management arm is the 6th largest UK-domiciled fund

2005 Revenue: GBP 18.5 billion



Life & pensions 95%
Health & General Insurance 1%
Invest Mgmt 1%
Banking 3%

Per Share Valuation

Price	2.4		
	2005 PF	2006E	2006 Multiple
Earnings	0.09	0.10	23.0x
Book Value	1.78	1.88	1.3x
ROE	nmf	5.7%	

PF: Pro Forma
ROE: Return on Equity
Nmf: not meaningful
FY End December 31
Shares Outstanding: 2.02 billion
All figures in British Pounds

Investment Thesis

Low valuation	Standard Life trades at the low end of global life insurance valuations.
Strong Franchise	3rd largest life and pension provider in the UK with 8% market share, growing asset management business, strong brand and distribution
Demutualization	Public market discipline could provide catalyst to improve profitability of this formerly policyholder-owned enterprise. CEO has 1 million share award (pending) subject to Standard Life reaching its return targets.
Restructuring	Launched in earnest in 2004: products re-priced, commissions restructured, new products developed. Shifting emphasis on higher return on equity products such as pension and asset management.

Risks

UK regulation	Heavy-handed regulation pressured SL's pension business in the past and could do so again
Competitive market	100 life insurers compete in the UK
Operational risks	Drag from legacy business

We believe Standard Life is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

WIENERBERGER (WIE AV) — Buy

as of August 2006

Company Profile

- Founded in 1819.
- Headquartered in Austria.
- Wienerberger is the largest producer of bricks and roofing tiles in the world.
- Revenue by product: 41% facing bricks, 32% hollow bricks, 21% roofing bricks, 5% pavers, 1% other.
- #1 or #2 position in every market they serve.

2005 Revenues = EUR 2 Billion



Central West Europe (i.e. Germany, Italy), 20%
Central East Europe (i.e. Austria, Poland, Hungary), 26%
North West Europe (i.e. UK, France, Belgium), 37%
USA, 17%

Per Share Valuation

Share Price	35		2006e
	2005	**2006e**	**Multiple**
Revenues	26.7	29.0	1.2
Earnings	2.67	2.84	12.1
Dividend	1.1	1.3	3.7%
Book Value	19.9	20.0	1.7

FY ends December 31
Shares Outstanding = 73 million
All figures in EUR

Investment Thesis

Attractive Valuation	At 12x earnings and 1.2x sales, Wienerberger is attractively valued.
Strong Market Positions	Wienerberger has strong market positions in all their products. They hold #1 or #2 positions in every market they operate in.
Good Growth Prospects	The company is exposed to structural growth in Eastern Europe and a potential cyclical recovery in Germany.
Strong Cash Flow Generation	Strong cash flow and high returns on capital allow for investment to capitalize on growth prospects.
Economies of Scale	Wienerberger is the largest bricks producer in the world and benefits from scale.

Risks

Exposed to Global Residential Build	70% of brick demand comes from new residential construction. As the market leader in bricks, Wienerberger is exposed to residential demand.
Acquisitive Risk	Historically, Wienerberger has been a highly acquisitive company. There is a risk that the company will overpay for an acquisition or issue shares to pay for an acquisition.
Substitute Products	Other products can be substituted for bricks.

Conclusion: Due to the reasonable valuation and strong franchise, we purchased the stock.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco